Form 20-F
period 2021-12-31
DoubleDown Interactive Co., Ltd.
filed 2022-04-04
CIK 1799567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year Ended December 31, 2021

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

~~W~~

10,000 per share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2021, there were 2,477,672 Common Shares, par value

~~W~~

10,000 per share, issued and outstanding.
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
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. The terms “dollar,” “USD,” “US$” or “$” refer to the legal currency of the United States. Currency amounts in this annual report are stated in dollars, unless otherwise indicated. Our reporting currency is the U.S. dollar, and our functional currency is the Korean Won, or KRW or “(Won).” Unless otherwise indicated, convenience translations included in this annual report of Korean Won into U.S. dollars have been made at the rate of

~~W~~

1,188.59 = US$1.00, as reported by the Board of Governors of the Federal Reserve System on December 31, 2021. Historical and current exchange rate information of the Korean Won against the U.S. dollar may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_ko.htm.
Our financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our fiscal year ends on December 31 of each year as does our reporting year. Therefore, any references to 2021, 2020 and 2019 are references to the fiscal and reporting years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively. See Note 2 to our Consolidated Financial Statements for a discussion of the basis of presentation, functional currency and translation of financial statements.
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
Please see “Item 5B. Operating results—Reconciliation of
non-GAAP
measures” for a reconciliation of
non-GAAP
financial measures to the most directly comparable financial measure calculated in accordance with U.S. GAAP.
Market and industry data
This annual report contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. In general, we believe there is less publicly available information concerning international social gaming industries than the same industries in the United States. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3D. Risk factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary note regarding forward-looking statements.”

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

v

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
We have grown the business since the acquisition of
DDI-US
from IGT in 2017 and we intend to continue to expand the scope and geographic relevance of the games we provide. Our total revenue increased to $363.2 million in 2021 from approximately $358.3 million in 2020. Achieving our growth strategy will depend, in large part, upon the rate at which we are able to attract and retain paying players to our games, create engaging content, and expand geographically.
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
Our games are available to players for free, and we generate revenue from players only if they voluntarily purchase virtual chips above and beyond the level of free virtual chips provided periodically as part of the games. In particular, we monitor the number of players who make a purchase to assess any periodic changes in behavior and associated trends. Average MPUs, or the average number of players who made a purchase at least once in a month, decreased from 2020 to 2021. Further, our overall payer conversion rate during fiscal years 2020 and 2021 has increased from 5.4% in 2020 to 5.7% in 2021. Our paying players may stop making purchases in our games or playing our games altogether at any time. In order to sustain or increase our revenue levels, we must increase the amount our players spend in our games and/or increase the number of players who purchase virtual chips. To retain paying players, we must devote significant resources so that the games they play retain their interest and motivate them to purchase virtual chips through incentives and engaging content. If the average amount spent by our paying players declines, if we fail to offer games that sufficiently incentivize players to purchase our virtual chips, or if we fail to properly manage the economics of free versus paid chips, our business, financial condition, and results of operations could be materially and adversely affected.
Our DoubleDown Casino game has generated substantially all of our revenue, and we intend to continue to refresh content and launch new games in order to attract and retain a significant number of paying players to grow our revenue and sustain our competitive position.
Historically,
DoubleDown Casino
has accounted for substantially all our revenue (2021: 96.6%; 2020: 95.7%), and we expect that this dependency will continue for the foreseeable future while we endeavor to further diversify our portfolio through the addition of new games. See “Item 4B. Business overview—Our games.” Our growth will depend, in part, on our ability to consistently refresh content for our existing games to promote engagement with our players, as well as launch new games that achieve significant popularity. However, as we add new games to our portfolio, certain of our players may leave existing games, such as
DoubleDown Casino
, and move to a new offering. As we refresh content and develop new games, we expend significant resources in research and development, analytics, marketing, and others to design, test, and launch refreshed content and our new games.
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
Depending on their outcomes, certain legal proceedings can materially adversely affect our business and our results of operations, cash flows, and financial condition.
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
For example, in 2015, a plaintiff commenced a putative class action in the United States District Court for the Western District of Washington against Churchill Downs Incorporated, one of our competitors, alleging that Churchill Downs’ virtual game platform, “Big Fish Casino,” violated Washington’s Recovery of Money Lost at Gambling Act (“WRMLGA”) and Consumer Protection Act (“CPA”). The District Court dismissed plaintiff’s action. On March 28, 2018, the United States Court of Appeals for the Ninth Circuit reversed the District Court’s holding, concluding that, because Big Fish Casino’s virtual chips are a “thing of value,” Big Fish Casino falls under the WRMLGA. The Ninth Circuit remanded the action to the District Court for further proceedings consistent with its opinion. On March 4, 2020, plaintiff’s motion for class certification was denied by the District Court without prejudice to refile. Additional class actions have been commenced against other of our competitors on similar grounds, certain of which, including Churchill Downs, have finalized settlements which the court approved on February 11, 2021 in amounts of $6.5 million, $38.0 million, and $155.0 million. These settlements included requirements for modifications to the games that allowed them to continue to operate.

We have assessed these required modifications and have already implemented these changes to the ways our DoubleDown Casino game operates. Such amounts are illustrative only and are not indicative of, and provide no certainty with respect to, amounts at which other cases, including the
Benson
case discussed below, may settle, if at all, or amounts that may be rendered in a judgment after trial on the merits.
In April 2018, a putative class action lawsuit,
Benson, et al. v. DoubleDown Interactive and International Game Technology
, was filed against DDI-US in the United States District Court for the Western District of Washington based upon the theory, like Big Fish Casino, that the use of the DoubleDown Casino Facebook and mobile applications violated the WRMLGA and CPA. The plaintiffs make their allegations on behalf of themselves and “all persons in the United States who purchased and lost chips by wagering at the DoubleDown Casino.” Plaintiffs seek to recover, on behalf of themselves and the class, among other things, (i) all money they wagered and lost playing DDI-US games; and (ii) treble damages. Plaintiffs also seek injunctive and/or declaratory relief as necessary to protect the interests of Plaintiff and the class. On November 13, 2018, the District Court denied DDI-US’s motion to compel arbitration. DDI-US filed an appeal to the United States Court of Appeals for the Ninth Circuit, arguing that plaintiff’s action should have been dismissed because their individual cases are subject to the arbitration agreement in the applicable Terms of Use. On January 29, 2020, DDI-US’s appeal to the Ninth Circuit was denied and the case was remanded to the District Court for further proceedings. On June 17, 2020, the Company filed a motion in the United States District Court for the Western District of Washington, which, if granted, would certify certain questions of state law to the Washington State Supreme Court for interpretation in accordance with applicable state law. On August 11, 2020, the District Court denied DDI-US’s motion to certify certain questions to the Washington State Supreme Court. DDI-US subsequently filed a motion asking the court to reconsider this decision. On January 15, 2021, this motion for reconsideration was denied. On August 13, 2020, DDI-US filed a motion to strike the plaintiffs’ nationwide class allegations. On March 19, 2021, this motion was denied. On September 10, 2020, DDI-US filed a complaint in Washington State court against the two plaintiffs in the federal court case arguing that, since the gambling law referenced in the federal action is a Washington state law, any complaint should be litigated in Washington State court. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction. Discovery in the federal court case has commenced and is continuing. On July 19, 2021, the court ordered that the parties hold a settlement conference by September 7, 2021. On April 25, 2021, plaintiffs filed their Second Amended Complaint, changing their allegations to include an additional corporate entity of co-defendant, IGT. DDI-US served plaintiffs with its expert disclosures and filed an Opposition to Plaintiffs’ Motion for Class Certification and Preliminary Injunction on May 11, 2021. On June 29, 2021, the court denied the Company’s motion for the certification of an interlocutory appeal from the court’s order denying the Company’s Motion to Strike Nationwide Class Action Allegations. No trial date has been set at this time. We dispute any allegation of wrongdoing and will continue to vigorously defend ourselves in this matter.
In connection with the Benson case, IGT tendered us its defense of the lawsuit and sought indemnity from us and certain of our affiliates for any damages from the lawsuit, based on various agreements associated with IGT’s sale of DDI-US to us. We had previously tendered IGT our defense and sought indemnity from it. The parties have entered into a standstill or tolling agreement, which expired on September 1, 2021, and was extended by agreement until October 1, 2021. On December 20, 2021, IGT submitted a demand for mediation to DDI-US.
We have incurred and expect to continue to incur significant expense defending the
Benson
lawsuit, and we may incur in the future significant expense with respect to any other lawsuits to which we may become a party. In general, subject to certain terms and conditions, insurance coverage for our litigation expenses and losses arising out of legal proceedings is assessed by our insurers on a case by case basis and there can be no guarantee that coverage will be available in any particular case. However, in connection with the
Benson
lawsuit, our insurer will not cover such expenses or any losses that could arise for any settlement amount or damages award.
The resolution of the
Benson
lawsuit, whether through the court or through settlement, could have a material adverse effect on our operating results and financial condition. As set out in Note 11 to the audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, the Company has recorded a charge to income for this litigation, which is included in general and administrative expenses. However, the Company may experience a loss in excess of the amount recorded, which could be material; the ultimate outcome cannot be known at this time due to the significant incomplete, uncertain, and unknown variables inherent with this stage of the pending litigation. The amount recorded represents management’s estimate, in accordance with applicable accounting standards, of the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. Management will continue to evaluate the reasonably possible range of loss and the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto. As noted above, our operating results and financial condition could be materially adversely impacted by the resolution of the
Benson
case. We continue to dispute any allegation of wrongdoing and we intend to continue our vigorous defense in this matter. There can be no guarantee that, in such an event, we will be able to recover all or any part of any damages award or, if applicable, settlement amount, or obtain a contribution with respect thereto, from any other defendant. Additionally, there can be no guarantee as to what, if any, additional modifications any judgments or settlements might impose on one or more of our games.
In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. We could, in connection with any such proceedings or regulatory actions, including as a result of the
Benson
case, be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition.
In addition, in December 2020, a patent infringement claim,
NEXRF Corp. v. DoubleU Games Co., Ltd., et al.
, was filed against DoubleU Games, DDI-US and us in the United States District Court for the Western District of Washington. The plaintiff alleges that the defendants are infringing certain patents related to certain of its games and is seeking monetary damages. On April 29, 2021, we, DoubleU Games, and DDI-US filed a motion to dismiss the case as well as a motion to stay discovery pending adjudication of motion to dismiss. The parties agreed to an interim stay of discovery pending resolution of the motion to stay. During the pendency of the defendants’ motions, however, a federal court in Nevada issued an order invalidating the asserted patents on the basis of patent ineligibility. The plaintiff has appealed this ruling to the federal circuit. The parties agreed to stay the litigation pending the outcome of the plaintiff’s appeal of the Nevada decision. The case is now stayed, effective September 3, 2021. We intend to defend the case vigorously.
On May 14, 2021, Hanover Insurance Co. filed a declaratory judgment action alleging that its insurance policy does not cover the claims made by
NEXRF Corp. v. DoubleU Games Co., Ltd., et al.
The plaintiff requested that defendants sign a waiver of service. The defendants have responded to the plaintiff’s request.
Certain social opposition to interactive gaming or potential issues relating to social casino games could adversely impact our business and limit the growth of our operations.
There is certain opposition in some jurisdictions to interactive online gaming, including social casino games. In September 2018, the World Health Organization added “gaming disorder” to the International Classification of Diseases, defining the disorder as a pattern of behavior characterized by impaired control over gaming and an increase in the priority of gaming over other interests and daily activities. Some states or countries have anti-gaming groups that specifically target social casino games. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming or social casino games specifically and which could require us to comply with stringent regulations and/or require us to modify our operations in order to comply. These could result in a prohibition on interactive online gaming or social casino games altogether, restrict our ability to advertise our games, encourage our existing platform partners to restrict our ability to deploy our games through their media, or substantially increase our costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows, and financial condition. We cannot predict the likelihood, timing, scope, or terms of any such legislation or regulation or the extent to which they may affect our business. In addition, certain third-party distribution platforms on which we rely have had lawsuits brought against them for servicing social casino games, which may limit our access to such platforms.
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
Substantially all of the content and related intellectual property incorporated into our games are licensed from third parties, in particular IGT and DUG. Since June 2017, we have been party to a Game Development, Distribution and Services Agreement with IGT (which we refer to as the “IP License Agreement”), pursuant to which we are granted the right to develop and distribute certain IGT game titles and related intellectual property. Under the IP License Agreement, we expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. In addition, although IGT has the right to terminate the IP License Agreement for cause, we will retain exclusive, perpetual, and irrevocable use of any IGT intellectual property already used by us for games launched before June 1, 2020 (excluding third party rights that IGT no longer has rights to itself), except in limited circumstances. For each slot game first launched in the social online game field starting on June 1, 2020, the license from IGT is non-exclusive,
perpetual and irrevocable. See “Item 4B. Business overview—Intellectual property.” In addition, we have licensing arrangements with our controlling shareholder, DUG, since March 2018, pursuant to which we are granted an exclusive license to develop and distribute certain of their social casino game titles and sequels, subject to our payment of customary terms and license fees. As of December 31, 2021, we license approximately 42 game titles that are actively offered to players. As amended to date, the agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in
DDI-US.
In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. We expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. See “Item 4B. Business overview—Intellectual property.”
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
We are subject to U.S. federal and state and foreign laws related to the privacy and protection of player data. Such regulations such as the General Data Protections Regulation (“GDPR”) from the European Union (“EU”), the United Kingdom’s Data Protection Act of 2018, the UK GDPR, and the California Consumer Privacy Act are new, untested laws and regulations that could affect our business, and the potential impact is unknown. See “Item 4B. Business overview—Regulation of the industry.” We are also subject to evolving laws and regulations that dictate under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate. For example, in July 2020, the European
Union-U.S.
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
The number of people using mobile devices has increased significantly over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile games, may not grow in the way we anticipate. Approximately 73% of our revenue for the year ended December 31, 2021 and 72% for the year ended December 31, 2020 were attributable to mobile device use. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and may not achieve the anticipated return on our development efforts. Any such decline in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, or results of operations.
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
The online gaming industry, in particular, has been identified in industry and media reports, such as
Eilers
 & Krejcik
and
AppsFlyer
, as an unintended beneficiary of this pandemic as people are quarantined in their homes, and we are not an exception to this benefit. Our monthly revenue benefited from the effects of the pandemic, particularly in those months when stay-at-home
orders and quarantines were broadly imposed across the United States. However, we expect such benefit to decrease as vaccinations become more widely available and restrictions are eased. Consequently, any change resulting in a diversion of player discretionary income to other uses, including for essential items, could adversely impact our cash flows, operating results, and financial condition. See “Item 5. Operating and financial review and prospects—Recent developments.”
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
We are subject to a variety of laws in the United States, Korea, and other jurisdictions, including laws regarding consumer protection, intellectual property, virtual items and currency, export, and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside of Korea and the United States. It is also likely that as our business grows and evolves and our games are played in larger volume in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.
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
There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of ADSs.
A non-U.S. corporation is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. For purposes of the asset test, any cash and cash equivalents (such as bank deposits) will count as passive assets, and goodwill should be treated as an active asset to the extent that it is associated with activities that produce or are intended to produce active income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
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
If we are a PFIC for any year during which you hold the common shares or ADSs, then U.S. investors could be subject to adverse U.S. federal income tax consequences (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. U.S. investors should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our common shares or ADSs, including the availability and the advisability of making certain elections under the PFIC rules.
We may be subject to additional tax liabilities in connection with our operations or due to future legislation, which may include a “global minimum tax,” each of which could materially impact our financial position and results of operation.
We are subject to federal and state income, sales, use, value added, and other taxes in Korea, the United States and other countries in which we conduct business and such laws and rates vary by jurisdictions. In recent years, non-U.S. jurisdictions have imposed or proposed digital services taxes, including in connection with the Organisation for Economic Co-Operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) Project. In addition, there is growing international support for a so-called “global minimum tax” applicable to certain companies that, if enacted, could apply to us. These taxes, whether imposed unilaterally by non-U.S. jurisdictions or in response to multilateral measures (e.g., the BEPS Project), could result in taxation of companies that have customers in a particular jurisdiction but do not operate there through a permanent establishment. Changes to tax law or administration such as these, whether at the state level or the international level, could increase our tax administrative costs and tax risk, and negatively affect our overall business, results of operations, financial condition and cash flows. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.
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
As of April 1, 2022, DoubleU Games holds approximately 67.1% of our shares. We have not entered into any voting agreement with DoubleU Games with respect to its voting of our shares in the future. Consequently, DoubleU Games, as our major shareholder, is able to exercise voting control over most decisions upon which shareholders are entitled to vote.
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
We entered into several loans with DoubleU Games as our lender in 2018 and 2019, and the aggregate outstanding principal amount as of December 31, 2021 of such loans was US$42.2 million (KRW50 billion). These loans mature in 2024, subject to certain prepayment rights. Each loan has a fixed interest rate of 4.60% per annum, with a default interest rate of an additional 5.0% per annum. Interest accrues quarterly, commencing as of May 2019, and is due and payable in full upon maturity. Further, if we are unable to repay the loans at maturity in 2024, we may not be able to continue our operations if we are unable to secure additional financing or otherwise restructure the loans. Although these loans are unsecured, we could nonetheless be forced by DoubleU Games to liquidate our operations and dissolve. See “Item 5B. Liquidity and capital resources—Short-term and long-term borrowings.”
A significant portion of our intellectual property portfolio is subject to license agreements with DoubleU Games and our operations could be adversely affected by the amount of royalty payments we are required to make under the agreements.
We are subject to a number of licensing and research and development agreements with DoubleU Games. As of April 1, 2022, DoubleU Games controlled approximately 67.1% of our shares. DoubleU Games has granted us exclusive rights during the term of the agreements for development and distribution of social casino game titles and sequels in social online gaming. As of December 31, 2021, we license approximately 42 slot gaming intellectual property rights from DoubleU Games that are actively offered to end users through our games. We are obligated to pay royalties and license fees to DoubleU Games in connection with these rights. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in
DDI-US.
In such event, the

agreement provides that the parties will mutually renegotiate the terms of the agreement. If the parties decide to terminate, it could materially adversely affect our ability to continue to use and exploit these rights and the associated gaming content we distribute through our channels. In such event, our business operations, including our revenues and profitability, could be materially harmed unless and until we are able to create or acquire new revenue streams of comparable financial impact. In addition, our reputation would suffer from the loss of this content and we could lose all or a substantial portion of our players for an indefinite period.
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
We may also be called on to defend ourselves against lawsuits relating to our business operations and/or the industry in which we operate. Some of these claims may seek significant damage amounts due to the nature of our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. A future unfavorable outcome in a legal proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlement or judgment costs, and a diversion of management’s attention and resources that are needed to successfully run our business.
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
Our Company was originally established as The8Games Co., Ltd., in Seoul, Korea in 2008, an interactive entertainment studio focused on the development and publishing of casual games and mobile applications. In 2016, DUG acquired a controlling stake in our Company and, in 2017, DUG acquired the remaining stake in our Company, making us a wholly-owned subsidiary of DUG. Later in 2017, DUG also acquired
DDI-US
through our Company, believing that our strengths could be highly complementary to
DDI-US
for creating more powerful social casino gaming content. We changed our name to DoubleDown Interactive Co., Ltd. in December 2019. In February 2020, we acquired Korea-based Double8 Games from DoubleU Games. Our ADSs representing common shares have been listed and traded on The NASDAQ Stock Market under the symbol “DDI” since August 31, 2021.
Our agent for service of process in the United States is DoubleDown Interactive, LLC, 605 5th Avenue, Suite 300, Seattle, Washington 98104. Our principal executive offices are located at 13F, Gangnam Finance Center, 152,
Teheran-ro
Gangnam-gu,
Seoul 06236, Korea. Our main telephone number is
+82-2-501-7216.
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. Our internet website is https://doubledowninteractive.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report. We have included our website address in this annual report solely for informational purposes.

B.	Business Overview
We are a leading developer and publisher of digital games on mobile and web-based
platforms. We are the creators of multi-format interactive entertainment experiences for casual players. Our flagship game,
DoubleDown Casino
, has been in the top 25 grossing mobile games annually on Apple App Store (iPhone) since 2015, according to
App Annie
.
We have been an early pioneer in the social casino gaming segment of casual gaming and were among the initial publishers to launch a social casino game on the Facebook platform in 2010 with the release of
DoubleDown Casino
. As the market has shifted materially to mobile platforms in recent years, we have also embraced new distribution channels for our games, which have significantly expanded our overall reach and market opportunity. Our games attract players of social casino and casual games, and have been installed over 115 million times to date. During 2021, an average of 2.4 million players played our games each month.
Our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games.
Sensor Tower
estimated that the global market for mobile casual games was $22.4 billion in 2021, an increase of approximately 13% from 2020. Within the social casino segment of casual gaming, which includes free-to-play
online slots, poker, table games, and bingo,
DoubleDown Casino
was ranked third among the top game titles by revenue during 2021, according to
Eilers
 & Krejcik
. The global social casino market was $7.6 billion in 2021, and is estimated to grow at 2.7% over the next four years to reach $8.5 billion by 2025, according to
Eilers
 & Krejcik
. As one of the leading players in social casino today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players.
We believe that success in casual gaming requires a combination of creativity and data science to acquire, engage and retain players. We have a deep understanding of our players which allows us to hone our game development, content strategy, and live game operations. Our all-in-one
approach that combines numerous pieces of content within a single game streamlines the player experience while our best-in-class
gaming elements, including graphics, user interface, and meta-features, such as daily challenges and loyalty programs, keep our players engaged. Collectively, our players exhibit higher monetization compared to that of our social casino peers, which we believe reflects our successful approach. Our ARPDAU was $0.97 during 2021.
We believe our access to content is among the broadest in the gaming industry. In addition to our internally-developed content, we also have access to content from IGT, one of the largest casino equipment suppliers in the world, and creator of well-known slot games such as
Cleopatra, Wolf Run
, and
Megabucks,
as well as from DoubleU Games, our controlling shareholder and a leading developer and publisher of social casino games based in Korea. Since 2008, we have had access to over 2,000 slot titles through our partnerships with IGT and DUG and we have internally developed a catalogue of over 44 original slot titles. We continue to provide our players with a superior gaming experience by leveraging our three content pillars: DDI, IGT, and DUG.

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
DDI-US.
We changed our name to DoubleDown Interactive Co., Ltd. in December 2021.

Through the acquisition of
DDI-US,
we have transformed into one of the world’s leading social casino publishers.
DDI-US,
our principal operating subsidiary, has been one of the early pioneers of social casino games on mobile and web-based
platforms since the origination of the genre in the late-2000s.
DDI-US
was founded in 2010 with the launch of its flagship game,
DoubleDown
Casino
. The company was among the initial publishers to launch a social casino game on Facebook, where
DoubleDown Casino
rapidly gained popularity and became the fourth most user-recommended Facebook game across all genres in 2011, according to Facebook.
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
Since our acquisition of
DDI-US
in 2017, DUG has brought our Company powerful casino content and the operating expertise of an early mover and leader in social casino gaming. DUG’s strong execution capabilities in post-

merger integration have delivered a seamless assimilation post-acquisition and optimized synergies. Particularly, DUG’s operating know-how
has helped us enhance our data analytics, incorporate
best-in-class
meta-features into our games, and develop more efficient marketing and user acquisition capabilities.
Our proprietary capabilities, coupled with our access to IGT’s content and DUG’s content and capabilities, give rise to three fundamental pillars through which we provide our players with high-quality content and superior gaming experiences.

•
Proven creative and technological competencies of DDI
: We have a sophisticated approach in developing original slot content and have demonstrated our innovation and creativity across social casino and casual mobile games. Furthermore, our centralized slot research and development function can quickly and efficiently incorporate slot content from IGT and DUG through a process known as “porting,” in which existing slot content from a third-party library is adapted into our games. Our technological competencies extend to live game operations, our use of data and analytics to tailor the gaming experience on a player segment-specific level to improve user acquisition, drive increased gameplay, and boost player spending in the in-game
economy.

•
Proven authentic land-based content from IGT
: IGT offers us access to over 2,000 slot titles that we can port into our games. We closely monitor their land-based market performance and select top-performing
titles to incorporate into our games. Content from IGT features iconic slot titles and authentic casino gameplay mechanics that appeal to a large audience of loyal players, with a particular focus on those who enjoy land-based slot machines. Current and future land-based slot titles from IGT provide a large and growing pipeline of slot content.

•
Exclusive original social casino content and proven execution capabilities from DUG
: DUG has built a collection of over 300 original slot titles that have been optimized for social casino experiences. We have exclusive access to DUG’s growing slot content that appeals to both authentic and casual players. In addition, DUG provides expertise in operating social casino mobile games, which enables us to improve execution across numerous aspects of our business including game development, marketing and user acquisition, and live game operations.

Industry overview and market opportunity
Gaming has gained widespread popularity over the last decade and has become one of the largest forms of entertainment globally. Consumer spending on gaming was projected to be approximately $176 billion in 2021, according to data from
Newzoo 2021
, which would be more than two times the actual combined consumer spending in 2021 on music and at the global cinematic box office, $47.4 billion and approximately $21.4 billion, respectively, according to
The Business Research Company and Gower Street Analytics
. As consumers spend an increasing amount of time and money on digital devices, digital gaming has become the fastest growing segment within gaming according to
ResearchandMarkets.com
. According to
Newzoo 2020
, it was estimated that there will be 3.0 billion gamers in 2021. This has been driven by a number of technology and consumer trends:

•
Growth of mobile platforms and entertainment increasingly consumed through mobile
. According to data from Newzoo Online, the number of active smartphone users globally was expected to grow by 6.1% to 3.9 billion users in 2021. According to data from eMarketer, an average U.S. adult spent an average time of 4 hours and 23 minutes per day on a smartphone
(non-voice)
in 2021; time spent on consuming content via mobile devices was expected to surpass time spent watching TV for the first time in 2019. We believe this trend presents an opportunity for greater engagement with players on mobile devices.

•
Role of app stores as distribution and payment gateways
. Developers are now able to distribute apps to global audiences and regularly update the apps with new content and features. App stores are now a popular destination for users to find and access content, and also serve as integrated payment systems where users can conveniently make purchases in a trusted and secure setting. According to Sensor Tower, mobile games accounted for 69.3% of total revenue worldwide across Apple App Store, Google Play Store, and other third-party platforms in 2021.

•
Success of the
free-to-play
model has widened appeal of gaming to the masses
.
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

We also believe that the competencies required to succeed in the market have evolved:

•
Scale is increasingly important
. While developer tools and app store distribution have lowered the technical barriers to entry, long-term success generally favors larger gaming companies. Only a small fraction of games reaches meaningful scale. Through 2021, only 1,394 games of more than a million games available on Google Play Store and Apple App Store generated over $5 million of revenue, according to Sensor Tower. As games compete for limited playing time, gaming companies with an ability to invest significant amounts of resources to marketing, research and development, and ongoing costs are able to improve the probability of success. There is also a virtuous cycle whereby top-ranked
games drive greater organic growth, which promotes higher social engagement and sharing. This translates to a potential larger player base which provides more data from which more effective user acquisition and engagement strategies can be formulated.

•
Content is a key differentiator
. Gaming companies face significantly higher costs to develop, market, and operate games. As greater resources are invested in these games, players have become more engaged and deeply invested in the games they play, resulting in higher switching costs. We believe both new and existing games have shown a higher inclination towards proven and recognizable content as a key form of differentiation to improve the likelihood of success in the long-term.

•
Increasing longevity of games
. Games have evolved into services, significantly extending the lifecycles of successful games. According to data from SensorTower and Cowen and Company, the top 25 grossing games on Apple App Store were first released an average of over five years ago. It is generally considered more efficient to grow an existing game with an established player base than to develop a new game and acquire players. Facilitated by a shift in monetization strategy towards more in-game
purchases, greater ability to update games post-launch via app store platforms, and the incorporation of social aspects into the games, players stay engaged longer, which in turn drives higher and more stable monetization. As the lifecycles of games continue to increase, we believe that strong, data-driven live operations capabilities are crucial to optimize games to drive long-term and sustainable value.

We believe that our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games.
Eilers
 & Krejcik
defines casual games as games that have simple decision-making with the ability for players to start or stop playing at any time without heavily impacting the overall experience.
Sensor Tower
estimated that the global market for mobile casual games was $22.4 billion in 2021, an increase of approximately 13% from 2020. The global social casino market was $7.6 billion in 2021, and is estimated to grow at 2.7% over the next four years to reach $8.5 billion by 2025, according to
Eilers
 & Krejcik
. We believe that casual and social casino genres are converging, blending elements into new games. As one of the leading players in social casino gaming today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players. Our management and development teams have experience developing both social casino and casual games.
Our value proposition to players
Each of our games is targeted at a broad and diverse set of players, ranging from social casino enthusiasts to casual gamers. Our games are evergreen in nature, in known formats, self-directed in pace and session length, and incorporate a regular cadence of in-game
events. We believe that our gameplay style unlocks an audience that has historically been underserved by gaming, as our data reflects our average player skews female, older, and with higher income compared to the gaming industry average according to data from the
Entertainment Software Association
, thereby potentially supporting higher retention and monetization.
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
Enhanced player experience
: Our social casino games are designed to deliver a
best-in-class
mobile gaming experience, including engaging graphics, user interface and meta-features. For example, features such as
DoubleDown Casino
’s Megabucks room give players an opportunity to win large jackpots while playing iconic, authentic slots.

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
DoubleDown Casino
.
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
all-in-one
approach allows our players to access our extensive library of slot content through a single game download. We believe that by consolidating players of multiple slot titles into fewer games, we have built a larger and more connected player base, fostering a stronger sense of loyalty among players and promoting higher levels of engagement with our content. Additionally, we believe that the singular environment of our games facilitates discovery of new content and leads to increases in the number of playing sessions over time. For 2021, the average number of playing sessions per day increased 17.3% compared to 2020.
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
slots such as
Cleopatra, Wolf Run,
and
Megabucks,
the IP License Agreement with IGT allows us to gain access to other iconic third-party slots, such as
Wheel of Fortune
. Our parent company, DUG, also has deep experience in developing social casino games. More than 300 titles are available to us exclusively, further enriching our content library. Both IGT and DUG’s content further extends the range of player segments we can address, which we believe is a competitive advantage over our peers.
In addition to IGT and DUG content, our
in-house
research and development team develops proprietary slot content. Collectively, we have had access to over 2,000 slot titles through our partnerships with IGT and DUG and we have internally developed a proprietary catalogue of over 44 original slot titles.

Comprehensive player lifecycle management
We employ a rigorous, data-driven approach to player lifecycle management from user acquisition to ongoing engagement and monetization. We use internally-developed analytic tools to segment and target players and to optimize user acquisition spend across multiple channels. Once a player is acquired, our proprietary analytic tools dissect their playing behavior on a granular level. We build a sophisticated understanding of our players that allows us to tailor game mechanics, features, and offers to drive increased gameplay or number of playing sessions. Greater engagement from our players has a flywheel effect of further improving our data analytics and ability to retain those players through customized game elements. As the players progress in their lifecycle, we also use our data analytics capabilities to boost monetization. We strategically deploy personalized special offers and tune gameplay to drive additional player spend. We believe our comprehensive, data-driven approach to managing players throughout the entirety of their lifecycle drives better monetization than our competitors, resulting in ARPDAU of $0.97.
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
a casual game for the Facebook platform. Our talent pool of 219 employees is comprised of highly experienced engineers, creative artists, product managers, data scientists and market researchers. We also benefit from our controlling shareholder DUG, a leader in the social casino gaming industry, with whom we regularly engage to share best practices.
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
Expand
We intend to build, launch and scale additional games in adjacent gaming segments using our skilled and experienced creative and technical experts many of who have worked on successful mobile games outside social casino. This includes expansion into new gaming categories such as action role-playing games, or RPG, casual casino, and hyper-casual to capture an increased share of the fast-growing mobile games market. For example, we launched our first action RPG game,
Undead World: Hero Survival
, in the United States and Canadian markets in the second

half of 2021. We believe we can further leverage our existing content to grow in regions that share familiarity with our current content and gameplay features, such as Australia and Western Europe.
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
DoubleDown Casino
, our flagship game, targets social casino gamers who value authentic Vegas-style gameplay. The game replicates the land-based casino environment and utilizes our internally-developed slot titles, as well as those from IGT and DUG. A pioneer in the social casino gaming industry,
DoubleDown Casino
was first introduced in April 2010 on Facebook and achieved 10 million cumulative downloads in just 23 months.
In February 2012, the
DoubleDown Casino
mobile app was launched on Apple App Store, Google Play Store, and Amazon Appstore. In 2018, we fully renewed the game by incorporating additional content, including from DUG, along with additional engaging in-app
features such as High Limit Room, Jackpot Happy Hour, vouchers and coupon systems, and more granular membership segmentation.
DoubleDown Casino
features 180
free-to-play
slots as of December 31, 2021. Almost a decade after its initial launch,
DoubleDown Casino
remains one of the most recognized social casino games, and ranked third among the top game titles by revenue during 2021, according to
Eilers
 & Krejcik
.

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
DoubleDown Fort Knox
features 99 slots and had recorded over 3.9 million cumulative installations as of December 31, 2021.
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
DoubleDown Classic
is offered through Apple App Store and Google Play Store, with over 2.0 million cumulative installations as of December 31, 2021.
Undead World: Hero Survival
(launched in September 2021)

Start screen	Lobby	Character placement screen	PvE game play screen
Undead world:
Hero Survival
is offered as our first RPG style, a turn-based mobile adventure game which appeals to younger generations. This game allows players to collect heroes and build a team to battle zombie hordes. Heroes can be gained via gameplay or can be unlocked as in-game
rewards. Heroes level up by gaining experience by completing quests or battles.
Undead world: Hero Survival
offers meta-features, including daily feature quests and idle rewards.
Undead world: Hero Survival
had recorded over 670,000 cumulative installations as of December 31, 2021.
Technology infrastructure
We operate our games on robust technology infrastructure. We utilize an Amazon Web Service-based data infrastructure that enables stable and agile data management. We designed our platform with multiple layers of redundancy to guard against data loss and to deliver high availability. Our data centers are currently located in Virginia and California. Our high-capacity servers support our data and analytics capabilities.
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
Technology and content development
We have a dedicated technology and content development team that works to expand our player reach, and impact with new, innovative games
.
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
Our development operations are based in our Seoul headquarters facility, which includes a Korea game development center. The Korea center has approximately 147 employees who focus on the design, development, testing and delivery of our social casino games as well as the integration of our gaming platform with other internet applications and platforms. Our expenditures on technology and content development were approximately $18.5 million in 2021 and approximately $18.8 million in 2020. We anticipate that our expenditures will increase 10~15% annually over the next three to five years.
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

Competition
We face significant competition in all aspects of our business. Our primary social casino game competitors include Playtika (acquired by a group of investors led by Shanghai Giant Network Technology Co.), Product Madness/Big Fish Games (subsidiaries of Aristocrat), Zynga Inc., and SciPlay. Our principal competitors in the broader casual game market include Electronic Arts, Activision Blizzard, Electronic Arts, Take Two Interactive, Kabam, Rovio, and Tencent Holdings. On the broadest scale, we compete for the leisure time, attention, and discretionary spending of our players versus other forms of online entertainment, including social media, reading, and other video games on the basis of a number of factors, including:

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
Intellectual property
We rely on a combination of patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. As of December 31, 2021, we have six registered patents in the United States, one pending patent application in Canada, 14 registered trademarks in the United States, five trademarks pending in the United States, and 75 registered trademarks in jurisdictions outside of the United States.
We also license a significant amount of the intellectual property that we use in our business from IGT pursuant to the IP License Agreement. We entered into the IP License Agreement with IGT on June 1, 2017, and it was subsequently amended on October 4, 2018 and May 30, 2020. Pursuant to the IP License Agreement, as amended, IGT has granted us an exclusive, perpetual and irrevocable license to license and distribute certain IGT social casino game titles in the social online game field of use launched before June 1, 2020. For each slot game first launched in the social online game field by
DDI-US
starting on June 1, 2020, the license from IGT is
non-exclusive,
perpetual and irrevocable. The IP License Agreement has an initial term of ten years, and may be renewed, if certain conditions are met, for two additional five-year periods. The IP License Agreement may be terminated by either us or IGT for cause. Pursuant to the IP License Agreement, as of December 31, 2021, we license from IGT approximately 320 slot gaming intellectual property rights that are actively offered to end users through our game titles.

We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleU Games License Agreement, DoubleU Games grants us an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. Pursuant to the DoubleU Games License Agreement, as of December 31, 2021, we license approximately 44 game titles that are actively offered to end users. The exclusive license is subject to our payment of license fees. As amended to date, the agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in
DDI-US.
In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement.
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
There is certain opposition in some jurisdictions to interactive online gaming, including social casino games. In September 2018, the World Health Organization added “gaming disorder” to the International Classification of Diseases, defining the disorder as a pattern of behavior characterized by impaired control over gaming and an increase in the priority of gaming over other interests and daily activities. Some states or countries have anti-gaming groups that specifically target social casino games. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming or social casino games specifically and which could require us to comply with stringent regulations and/or require us to modify our operations in order to so comply. These could result in a prohibition on interactive online gaming or social casino games altogether, restrict our ability to advertise our games, encourage our existing platform partners to restrict our ability to deploy our games through their media, or substantially increase our costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows, and financial condition. We cannot predict the likelihood, timing, scope, or terms of any such legislation or regulation or the extent to which they may affect our business.
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
In a recent case, the United States Court of Appeals for the Ninth Circuit decided that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits have been filed against other defendants, including
DDI-US.
See “Item 8. Financial information—Consolidated statements and other financial information—Legal and administrative proceedings.”
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
Our employees
As of December 31, 2021, we had approximately 219 full-time employees worldwide, of whom approximately 147 are based in our Seoul facility and 72 are based in our Seattle facility. We have 174 employees dedicated to technology and content development, 34 in marketing, and 11 in general administration. We do not have any part-time employees nor do we have any unions or collective bargaining agreements with any of our employees.

C.	Organizational Structure
Our principal operating subsidiaries as of December 31, 2021 are as follows:

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Item 4. Information on the Company” of this annual report, and our consolidated financial statements and related notes thereto, included elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in the sections entitled “Item 3D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
Overview
We are a leading developer and publisher of digital games on mobile and web-based
platforms. We are the creators of multi-format interactive entertainment experiences for casual players. Our flagship game,
DoubleDown Casino
, has been in the top 25 grossing mobile games annually on Apple App Store (iPhone) since 2016, according to
SensorTower
.
We have been an early pioneer in the social casino gaming segment and were among the initial publishers to launch a social casino game on the Facebook platform in 2010 with the release of
DoubleDown Casino
. As the market has shifted materially to mobile platforms in recent years, we have also embraced new distribution channels for our games, which has significantly expanded our overall reach and market opportunity. Our games attract players of social casino and casual games, and have been installed over 115 million times to date. During 2020 and 2021, an average of 2.9 million players and 2.4 million players, respectively, played our games each month. We believe that success in casual gaming requires a combination of creativity and data science to acquire, engage, and monetize players, and we have invested in our platform to build capabilities in game development and live game operations to capitalize on our opportunity.
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
We have achieved consistent revenue growth and strong profitability. Our revenue was $363.2 million in 2021, up from $358.3 million in 2020. Our net income was $78.1 million in 2021, up from $53.6 million in 2020. Our Adjusted EBITDA was $120.1 million in 2021, compared with $120.3 million in 2020. See “Item 5. Operating and financial review and prospect—Other key performance indicators and non-GAAP
metrics and trends” below for a description of Adjusted EBITDA and for a reconciliation to net income, the most directly comparable financial measure calculated in accordance with U.S. GAAP.
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

The online gaming industry, in particular, has been identified in industry and media reports, such as
Eilers
 & Krejcik
and
AppsFlyer
, as an unintended beneficiary of this pandemic as people are quarantined in their homes, and we are not an exception to this benefit. Our monthly revenue benefited from the effects of the pandemic, particularly in those months when stay-at-home
orders and quarantines were broadly imposed across the United States. However, we expect such benefit to decrease as vaccinations become more widely available and restrictions are eased. Consequently, any change resulting in a diversion of player discretionary income to other uses, including for essential items, could adversely impact our cash flows, operating results, and financial condition.
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
We believe that cohort behavior provides insight into the overall revenue retention dynamics of our business, reflecting our ability to convert players into paying players and drive monetization of our games over time. In 2021, 92% of our revenue was generated by installations prior to 2020. Our 2010 to 2020 cohorts experienced a 89% revenue retention in 2020, demonstrating our ability to consistently retain and monetize players. The chart below represents our quarterly gross player purchases by yearly installations subsequent to our acquisition by DUG in June 2017.

Our marketing efficiency

Year ended December 31,	2018	2019	2020
DoubleDown Casino payback period (days)	123	138	162
New players contributing in payback period (%)	2.9	2.3	2.8

We acquire players efficiently and at scale through organic and paid channels. We measure the effectiveness of our strategy using average payback period, whether they were acquired through organic or paid channels. We define average payback period as the amount of time it takes for the cumulative revenue generated by all of the players in a given install period to exceed the dollar amount spent on sales and marketing during the same install period. The payback periods shown are the number of days required to generate revenue equal to the cost of a new install for the stated cohort. As noted in the above table, this measurement of our marketing efficiency is based solely on results for
DoubleDown Casino
, which currently provides substantially all of our revenue.
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
In addition to the measures presented in our consolidated financial statements, we use the following key performance indicators and non-GAAP
financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Three months ended
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Average MAU (000s)	2,433	2,447	2,544	2,647	2,704	2,894	3,083	3,004	2,791	2,844	2,779	2,873
Average DAU (000s)	1,022	1,033	1,057	1,082	1,131	1,169	1,239	1,195	1,168	1,154	1,169	1,221
Payer Conversion Rate (%)	5.5%	5.7%	5.8%	5.7%	5.5%	5.4%	5.4%	5.0%	5.0%	5.0%	5.3%	5.3%
ARPDAU ($)	$0.97	$0.96	$0.99	$0.99	$0.87	$0.86	$0.89	$0.70	$0.64	$0.64	$0.64	$0.62
Adjusted EBITDA ($ in millions) (1)	$25.8	$30.2	$31.1	$33.1	$29.7	$28.9	$36.3	$25.4	$27.0	$24.8	$25.1	$24.8
Adjusted EBITDA margin (%) (1)	29.9%	34.7%	33.4%	34.2%	32.6%	31.4%	36.6%	33.4%	39.0%	36.5%	36.9%	36.3

(1)	For a reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP measures” below.
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
Our other expenses consist primarily of interest expense, driven primarily by the 4.6% Senior Notes due to a related party with an aggregate principal amount of KRW100 billion (US$84 million) at inception. The 4.6% Senior Notes accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity date on May 27, 2024. Voluntary principal and interest payments were made in June and September 2020. Principal of KRW20 billion (US$17 million) and interest of KRW1.2 billion (US$1.1 million) was paid in June 2020 and principal of KRW30 billion (US$25 million) and interest of KRW3.1 billion (US$2.7 million) was paid in September 2020.
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

A.	Operating Results
Summarized consolidated results of operations

	Year ended December 31,			Change
($ in millions)	2021	2020	2019	2021 vs. 2020			2020 vs. 2019
Revenue	$363.2	$358.3	$273.6	$4.9		1.4%	$84.7		31.0%
Operating expenses	$264.5	$269.6	$205.3	$(5.1)		(1.9)%	$64.3		31.3%
Operating income	$98.7	$88.7	$68.3	$10.0		11.3%	$20.4		29.9%
Net income	$78.1	$53.6	$36.3	$24.5		45.7%	$17.3		47.7%
Adjusted EBITDA (1)	$120.1	$120.3	$101.7	$(0.2)		(0.2)%	$18.6		18.3%
Operating margin	27.2%	24.8%	25.0%	2.4	pp	nm	(0.2	)pp	nm
Adjusted EBITDA margin (1)	33.1%	33.6%	37.2%	(0.5	)pp	nm	(3.6	)pp	nm

(1)	For reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP measures” below.
nm=not meaningful.
pp=percentage points.

Reconciliation of non-GAAP measures (in millions, except percentages)	Year ended December 31,
	2021	2020	2019
Net income	$78.1	$53.6	$36.3
Income tax expense	22.5	21.6	13.5
Income before tax	100.6	75.2	49.8

Adjustments for:
Depreciation and amortization	17.9	31.6	33.4
Loss Contingency	3.5	—	—
Interest expense	2.0	10.8	26.6
Foreign currency transaction/remeasurement (gain) loss	(3.0)	(2.1)	(7.3)
Other income (expense), net	(0.9)	4.8	(0.8)
Adjusted EBITDA	$120.1	$120.3	$101.7
Adjusted EBITDA margin	33.1%	33.6%	37.2%
Year ended December 31, 2021 compared to year ended December 31, 2020
Revenue and key performance indicators

	Year ended December 31,		Change
($ in millions)	2021	2020	2021 vs 2020
Revenue
Mobile	$264.9	$257.4	$7.5	2.9%
Web	98.3	100.9	$(2.6)	(2.6)%
Total revenue	$363.2	$358.3	$4.9	1.4%

Revenue information by geography
(1)

	Year ended December 31,		Change
($ in millions)	2021	2020	2021 vs 2020
Revenue
US (1)	$317.6	$309.2	$8.4	2.7%
International	45.6	49.1	$(3.5)	(7.1)%

Total revenue	$363.2	$358.3	$4.9	1.4%

(1)	Revenue by geography is an estimate based on available information. When location data cannot be validated, the location is assumed to be in the United States.
Key performance indicators

	Year ended December 31,		Change
(in millions, except ARPDAU and percentage)	2021	2020	2021 vs 2020
Key performance indicator
Mobile penetration	72.9%	71.8%	1.1	pp	1.5%
Average MAU	2.4	2.9	(0.5)		(17.2)%
Average DAU	1.0	1.2	(0.2)		(16.7)%
ARPDAU	$0.97	$0.83	$0.14		16.9%
nm=not meaningful.
pp=percentage points.
Our revenue increased by 1.4% from $358.3 million in 2020 to $363.2 million in 2021, primarily due to our continued efforts to monetize our players, product feature improvements, a positive return on our user acquisition advertising business strategy and benefits from the effect of the
COVID-19
pandemic. During 2021,
COVID-19
pandemic restrictions remained in effect; however, we are unable to quantify the specific positive impact on revenues resulting therefrom.
Approximately 72.9% of our revenue was attributable to players on mobile platforms in 2021 compared with 71.8% in 2020, representing an increase of 1.1 percentage points. The increase in mobile penetration for the year ended December 31, 2020 and for the year ended December 31, 2021 was related to our strength in mobile user acquisition and game content that optimizes the experience for the mobile user and the continued shift in players migrating from web to mobile platforms to play our games.
Average MAU decreased 17.2% for the year ended December 31, 2021 compared to 2020.
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

Other metrics

	Year ended December 31,		Change
	2021	2020	2021vs 2020
Average MPUs (in thousands) (1)	139	156	(17)		(10.9)%
Average monthly revenue per payer (2)	$218	$191	$27		14.1%
Payer conversion rate	5.7%	5.4%	0.3	pp	5.2%

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
For the year ended December 31, 2021, Average MPU decreased 10.9% and average monthly revenue per payer increased 14.1% when compared to December 31, 2020, with our payer conversion rate increasing 0.3 percentage point for the comparative period. Our average monthly revenue per payer increased due to the decrease in Average MPU which contributed to the increase in average monthly revenue per payer. The average monthly revenue per payer benefited from an increase in playing time attributable, in part, to our enhanced meta-features and in-game
content released during 2021 and other benefits of the
COVID-19
pandemic during 2021.
Operating expenses
Cost of revenue

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020 change
Cost of revenue (1)
Platform	$108.0	$107.0	$1.0	0.9%	29.7%	29.9%	(0.2	)pp
Data center	2.4	1.9	0.5	26.3%	0.7%	0.5%	0.2	pp
Royalty	15.5	16.4	(0.9)	(5.5)%	4.3%	4.6%	(0.3	)pp
Customer service	0.7	1.0	(0.3)	(30.0)%	0.2%	0.2%	nm
Total cost of revenue	$126.6	$126.3	$0.3	0.2%	34.9%	35.2%	(0.3	)pp

(1)	Excluding depreciation and amortization.
nm=not meaningful.
pp=percentage points.
Cost of revenue increased by 0.2% from $126.3 million in 2020 to $126.6 million in 2021, primarily as a result of increased platform fees that generally correspond with an increase in revenues. Cost of revenue as a percentage of revenue decreased by 0.3 percentage point from 35.2% in 2020 to 34.9% in 2021, due to the success of our internally developed original slot games resulting in lowered royalties and improved technology efficiencies.

Sales and marketing

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020 change
Sales and marketing (1)	$78.8	$71.2	$7.6	10.7%	21.7%	19.9%	1.8	pp

(1)	Excluding depreciation and amortization.
pp=percentage points.
Sales and marketing expenses increased by 10.7% from $71.2 million in 2020 to $78.8 million in 2021, primarily due to an increase in user acquisition advertising spend. Total user acquisition advertising costs in 2020 was $61.8 million, representing 17.3% of revenue in 2020, and was $74.2 million in 2021, representing 20.4% of revenue in 2021, and an increase of 3.2 percentage points from 2020. Total sales and marketing expenses as a percentage of revenue increased by 1.8 percentage points from 19.9% in 2020 to 21.7% in 2021.
Research and development

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020 change
Research and development (1)	$18.5	$18.8	$(0.3)	(1.6)%	5.1%	5.2%	(0.1	)pp

(1)	Excluding depreciation and amortization.
pp=percentage points.
Research and development expenses decreased by 1.6% from $18.8 million in 2020 to $18.5 million in 2021, due to the elimination of outsourced research and development costs with all other research and development related expenses remaining stable. Research and development as a percentage of revenue decreased by 0.1 percentage point from 5.2% in 2020 to 5.1% in 2021.
General and administrative

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020 change
General and administrative (1)	$22.6	$21.7	$0.9	4.1%	6.2%	6.1%	0.1	pp

(1)	Excluding depreciation and amortization.
pp=percentage points.
General and administrative expenses increased by 4.1% from $21.7 million in 2020 to $22.6 million in 2021, due to an increase in administrative, professional, and outside services, including legal fees. General and administrative expenses as a percentage of revenue increased by 0.1 percentage point from 6.1% in 2020 to 6.2% in 2021.

Depreciation and amortization

	Year ended December 31,		Change
($ in millions)	2021	2020	2021 vs. 2020
Depreciation and amortization	$17.9	$31.6	$(13.7)	(43.4)%
Depreciation and amortization decreased by 43.4% from $31.6 million in 2020 to $17.9 million in 2021, primarily resulting from the completed amortization of certain identifiable intangible assets.
Other income and other expenses

	Year ended December 31,		Change
($ in millions)	2021	2020	2021 vs. 2020
Other income
Gain on foreign currency transaction	$1.1	$2.3	$(1.2)	(52.2)%
Gain on foreign currency remeasurement of intercompany item	1.9	(0.2)	2.1	(1050)%
Interest income	0.2	0.2	—	(0.0)%
Miscellaneous income	0.7	nm	0.7	(100.0)%

Total other income	$3.9	$2.3	$1.6	(69.6)%
Other expenses
Interest expense	$2.0	$10.8	$(8.8)	(81.5)%
Miscellaneous expenses	nm	5.0	(5.0)	(100.0)%

Total other expenses	$2.0	$15.8	$(13.8)	(87.4)%

Total other income/(expense), net	$1.9	$(13.5)	$15.4	(114.1)%
nm=not meaningful.
Other income/expenses decreased 114.1% from $13.5 million recognized as expenses in 2020 to $1.9 million recognized as income in 2021, primarily due to a reduction in interest and miscellaneous expenses. Interest expense decreased due to the full repayment of all amounts owed on our 3.50% Senior Note. See “—Liquidity and capital resources—Short-term and long-term borrowings” below.
Income tax expense

	Year ended December 31,		Change
($ in millions)	2021	2020	2021 vs. 2020
Income tax expense	$22.5	$21.6	$0.9	4.2%
Income tax expense increased by 4.2% from $21.6 million in 2020 to $22.5 million in 2021, primarily due to an increase in taxable income primarily related to our revenue growth. Our effective income tax rate of 22.3% and 28.6% for the year ended 2021 and 2020, respectively, differed from our statutory tax rate of 20.0% primarily due to foreign rate differential, withholding taxes offset by tax credits, and an increase in the valuation allowance on Korean deferred tax assets.
For further information regarding our income tax expenses, see Note 6 to our audited consolidated financial statements appearing elsewhere in this annual report.

Net income
Net income increased by 45.7%, or $24.5 million, from $53.6 million in 2020 to $78.1 million in 2021, primarily due to our revenue increase of $4.9 million and a decrease in both our miscellaneous and interest expenses by $5.1 million and $8.8 million, respectively. Our operating margin increased by 2.4 percentage points, from 24.8% in 2020 to 27.2% in 2021.
Adjusted EBITDA
Adjusted EBITDA decreased by 0.2% from $120.3 million in 2020 to $120.1 million in 2021, primarily due to our increase in operating expenses. Adjusted EBITDA margin decreased from 33.6% in 2020 to 33.1% in 2021 primarily due to an increase in sales and marketing expenses.
For a reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP
measures” above.
Year ended December 31, 2020 compared to year ended December 31, 2019
Revenue and key performance indicators

	Year ended December 31,		Change
($ in millions)	2020	2019	2020 vs 2019
Revenue
Mobile	$257.4	$184.7	$72.7	39.4%
Web	100.9	88.9	$12.0	13.5%
Total revenue	$358.3	$273.6	$84.7	31.0%
Revenue information by geography
(1)

	Year ended December 31,		Change
($ in millions)	2020	2019	2020 vs 2019
Revenue
US (1)	$309.2	$237.7	$71.5	30.1%
International	49.1	35.9	$13.2	36.8%

Total revenue	$358.3	$273.6	$84.7	31.0%

(1)	Revenue by geography is an estimate based on available information. When location data cannot be validated, the location is assumed to be in the United States.
Key performance indicators

	Year ended December 31,		Change
(in millions, except ARPDAU and percentage)	2020	2019	2020 vs 2019
Key performance indicator
Mobile penetration	71.8%	67.5%	4.3pp	6.4%
Average MAU	2.9	2.8	0.1	3.6%
Average DAU	1.2	1.2	0	0.0%
ARPDAU	$0.83	$0.64	$0.19	29.7%
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
Other metrics

	Year ended December 31,		Change
	2020	2019	2020 vs 2019
Average MPUs (in thousands) (1)	156	146	10		6.8%
Average monthly revenue per payer (2)	$191	$156	$35		22.5%
Payer conversion rate	5.4%	5.2%	0.2	pp	3.8%

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
Cost of revenue (1)
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
Sales and marketing

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2020	2019	2020 vs. 2019		2020	2019	2020 vs. 2019 change
Sales and marketing (1)	$71.2	$35.8	$35.4	98.9%	19.9%	13.1%	6.8	pp

(1)	Excluding depreciation and amortization.
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
Research and development

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2020	2019	2020 vs. 2019		2020	2019	2020 vs. 2019 change
Research and development (1)	$18.8	$19.3	$(0.5)	(2.6)%	5.2%	7.0%	(1.8	)pp

(1)	Excluding depreciation and amortization.
pp=percentage points.

Research and development expenses decreased by 2.6% from $19.3 million in 2019 to $18.8 million in 2020, due to the elimination of outsourced research and development costs with all other research and development related expenses remaining flat. Research and development as a percentage of revenue decreased by 1.8 percentage points from 7.0% in 2019 to 5.2% in 2020.
General and administrative

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2020	2019	2020 vs. 2019		2020	2019	2020 vs. 2019 change
General and administrative (1)	$21.7	$17.2	$4.5	26.2%	6.1%	6.3%	(0.2	)pp

(1)	Excluding depreciation and amortization.
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
We have funded our operations primarily through cash flows from operating activities. We generated $76.7 million, $99.9 million and $96.1 million of cash from operating activities for fiscal years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had cash and cash equivalents of $242.1 million. We manage our liquidity risk by maintaining adequate cash reserves and credit facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under our current term loan will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for next 12 months. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel and technologies.

As noted under “Item 8. Financial information—Consolidated statements and other financial information—Legal and administrative proceedings”, the outcome of the
Benson
litigation, whether through any settlement or damages award, could be material and in such circumstances, depending upon the amount, could require us to secure additional sources of funds to satisfy a material settlement or judgment. See Note 11 to the audited condensed consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 on for additional information. Accordingly, we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.
Cash flows
The following table presents a summary of our cash flows for the periods indicated:

	Year ended December 31,
($ in millions)	2021	2020	2019
Net cash flows provided by operating activities	$96.1	$99.9	$76.7
Net cash flows used in investing activities	(1.8)	(2.2)	(0.2)
Net cash flows provided by / (used in) financing activities	86.0	(76.3)	(61.8)
Net foreign exchange difference	(1.4)	(0.6)	(3.2)

Net increase (decrease) in cash and cash equivalents	178.9	20.8	11.5
Cash and cash equivalents at the beginning of the period	63.2	42.4	30.9

Cash and cash equivalents at the end of the period	$242.1	$63.2	$42.4
Operating activities
Net cash flows provided by operating activities decreased from $99.9 million in 2020 to $96.1 million in 2021, primarily due to an increase in user acquisition advertising spend.
Net cash flows provided by operating activities increased from $76.7 million in 2019 to $99.9 million in 2020, primarily due to growth from DoubleDown Casino and improvement of Adjusted EBITDA.
Investing activities
Net cash flows used in investing activities decreased from $2.2 million in 2020 to $1.8 million in 2021, primarily due to the acquisition of Double8 Games in February 2020.
Net cash flows used in investing activities increased from $0.2 million in 2019 to $2.2 million in 2020, primarily due to the acquisition of Double8 Games from DoubleU Games in February 2020.
Financing activities
Net cash flows provided by / (used in) financing activities increased from $(76.3) million in 2020 to $86.0 million in 2021, primarily due to the completion of our IPO in 2021.
Net cash flows used in financing activities increased from $61.8 million in 2019 to $76.3 million in 2020, primarily due to the payoff of our short-term senior note and payments made on our long-term borrowings with related party.

Short-term and long-term borrowings
In conjunction with our acquisition of
DDI-US
in 2017, a group of Korean lenders agreed to provide annual term senior secured credit facilities (the “2017 Senior Credit Facilities”) in an aggregate principal amount of KRW315 billion (US$265.71 million), comprised of a senior revolving credit facility in the aggregate principal amount of KRW15 billion (US$12.65 million) and a senior term loan facility in an aggregate principal amount of KRW300 billion (US$253.06 million), pursuant to a credit agreement dated May 24, 2017, between us and the lenders thereto.
We refinanced the 2017 Senior Credit Facilities in 2018, and on May 24, 2019, we entered into a new credit agreement (the “3.50% Senior Note”) with KEB Hana Bank and National Fisheries Cooperative Association, as lenders, in the aggregate principal amount of KRW80 billion (US$67.48 million), with a one-year
term. The first withdrawal was made on May 27, 2019. The proceeds of the 3.50% Senior Note were used to provide funds to us for the repayment of the then outstanding balance on the refinanced 2017 Senior Credit Facilities. The 3.50% Senior Note provides for a fixed interest rate of 3.50% per annum, payable quarterly, commencing August 2019. A quarterly principal repayment of KRW20 billion (US$16.87 million) is also required. On April 23, 2020, the 3.50% Senior Note was repaid in full.
In addition, DoubleU Games has extended three loans to us on May 25, 2018, August 27, 2018 and November 26, 2018 (collectively, the “4.6% Senior Notes”), and the aggregate outstanding principal amount as of December 31, 2021 was KRW50 billion US$42.2 million. Each note matures on May 27, 2024, subject to the right of prepayment in whole or in part without a prepayment penalty, following repayment of all outstanding amounts under the 3.50% Senior Note and conversion or redemption of all of the Bonds described below and under “Item 7B. Related party transactions—Joint investment agreement—Equity-linked securities.” Each note has a fixed rate of interest at 4.6% per annum and accrues quarterly, commencing May 2019, and is not payable until maturity. The notes have a default interest rate of an additional 5.0% per annum.
Equity-linked securities
. On May 26, 2017, we issued (i) an aggregate principal amount of KRW210 billion (US$177.14 million) in 2.5% Convertible Bonds and (ii) an aggregate principal amount of KRW90 billion (US$75.92 million) in 2.5%
Non-convertible
Bonds with warrants to STIC in connection with our acquisition from IGT. We collectively refer to the 2.5% Convertible Bonds and the 2.5%
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
On May 15, 2020, DoubleU Games purchased the 2.5%
Non-convertible
Bonds with warrants from STIC and, in conjunction therewith, exercised the warrants by surrendering the 2.5%
Non-convertible
Bonds with warrants for 306,539 common shares at the exercise price of KRW293,600 (US$244.56). On May 25, 2020, STIC converted 50.3% of the 2.5% Convertible Bonds into 360,000 common shares at the initial conversion price of KRW293,600 (US$244.56). On June 4, 2020, STIC converted the remaining 2.5% Convertible Bonds into 355,258 common shares at the initial conversion price. See “Item 7B. Related party transactions—Bonds—2.5% convertible bonds.”
Material cash requirements from known contractual and other obligations
Our material cash requirements from known contractual and other obligations mainly consist of obligations under our operating leases. As of December 31, 2021, we expected to incur a total of $8.2 million under our operating leases, consisting of $3.3 million due within one year, and $4.9 million due within two to three years.

These amounts are associated with contracts that are enforceable and legally binding and that specify all significant terms and do not include obligations under agreements that we can cancel without a significant penalty.
Off-balance
sheet arrangements
We did not have any
off-balance
sheet arrangements in 2021.

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

E.	Critical Accounting Estimates
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
In determining fair value of indefinite-lived intangible assets for purposes of our annual impairment test, we use the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. The amount of impairment of indefinite-lived intangible assets is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The excess of the estimated fair value over carrying value expressed as a percentage of carrying value for the respective reporting unit as of the annual testing date is approximately 30%. In order to evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, we applied a hypothetical 10% decrease to the fair value of the reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% decrease, the excess of the estimated fair value over carrying value expressed as a percentage of carrying value for the respective reporting unit is approximately 15%.
If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect our financial statements. There have been no impairments of our indefinite-lived intangible assets or goodwill to date.
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
Legal Contingencies
The resolution of the
Benson
lawsuit, whether through the court or through settlement, could have a material adverse effect on our operating results and financial condition. As set out in Note 11 to the audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included in this Annual Report, the Company has recorded a charge to income for this litigation, which is included in general & administrative expenses. However, the Company may experience a loss in excess of the amount recorded, which could be material; the ultimate outcome cannot be known at this time due to the significant incomplete, uncertain, and unknown variables inherent with this stage of the pending litigation. The amount recorded represents management’s estimate, in accordance with applicable accounting standards, of the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. Management will continue to evaluate the reasonably possible range of loss and the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto. Our operating results and financial condition could be materially adversely impacted by the resolutions of the
Benson
case. We continue to dispute any allegation of wrongdoing and we intend to continue our vigorous defense in this matter. There can be no guarantee that, in such an event, we will be able to recover all or any part of any damages award or, if applicable, settlement amount, or obtain a contribution with respect thereto, from any other defendant. Additionally, there can be no guarantee as to what, if any, additional modifications any judgments or settlements might impose on one or more of our games.
In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. We could, in connection with any such proceedings or regulatory actions, including as a result of the
Benson
case, be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition. For discussion of our legal proceedings, see “Item 3D. Risk factors—Legal proceedings may materially adversely affect our business and our results of operations, cash flows, and financial condition” and “Item 8. Financial information—Consolidated statements and other financial information—Legal and administrative proceedings.”

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
Nam-gu,
Ulsan, Republic of Korea 44784. The business address for Jaesung Chung is 28, International Finance Center, 10,
Gukjegeumyung-ro,
Yeongdeungpo-gu,
Seoul, Republic of Korea 07326.

Name	Age	Position(s) with our Company
In Keuk Kim	44	Chief Executive Officer; Director
Joseph A. Sigrist	61	Chief Financial Officer; Director
Haenam Kim	43	Chief Marketing Officer; Director
Ki Chul Kim	43	Chief Data Officer; Director
Yanghoon Cho	54	Independent Director
Jaesung Chung	63	Independent Director
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
Board Diversity
The table below provides certain information regarding the diversity of the board of directors as of the date of this Annual Report:
Board Diversity Matrix

Country of Principal Executive Offices:	Republic of Korea
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	6

	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5		—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Backgrounds			—
While we have not adopted a formal diversity policy, we are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our Board. In this regard, we are committed to increasing diversity on the Board. In searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the Board, which will be one of several factors used in the search process. Further, we will continuously monitor the level of representation of underrepresented individuals and female representation and recruit qualified underrepresented individuals and/or female candidates as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

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
Executive compensation
Consistent with disclosure requirements under applicable Korean law, we are required to report, on an aggregate basis, the compensation of our directors and officers as a group. For the fiscal years ended December 31, 2021, 2020 and 2019, aggregate compensation of our directors and officers was $2,379,042, $3,142,591 and $3,154,480, respectively.

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
The board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the board’s duties effectively and to maintain a diversity of views and experience. Our board of directors currently consists of six members. Each director will hold office for three years from the date of appointment, provided, however, that the term of office shall be extended until the close of the ordinary general meeting of shareholders convened in respect of the last fiscal year of such term of office. Under the Commercial Act of Korea, (i) an ordinary resolution, which is adopted by an affirmative majority vote of the shares present representing at least one-fourth
of the total number of the shares then issued and outstanding, is required to elect a director, and (ii) a special resolution, which is adopted by at least two-thirds
of the votes of the shares present representing a quorum of at least one-third
of the total number of the shares then issued and outstanding, is required to remove a director. Under the Commercial Act of Korea, the number of directors shall be at least three, although our articles of incorporation may make the requirement of minimum number of directors more stringent.
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
under the Exchange Act) are based on 2,477,672 common shares issued and outstanding as of the date of this annual report.
Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o DoubleDown Interactive Co., Ltd., 13F, Gangnam Finance Center, 152,
Teheran-ro
Gangnam-gu,
Seoul 06236, Korea.

Common shares beneficially owned as of December 31, 2021 (1)
Name of beneficial owner	Shares	Percent
Directors and executive officers:
In Keuk Kim	*	*
Joseph A. Sigrist	*	*
Haenam Kim	*	*
Ki Chul Kim	*	*
Yanghoon Cho	*	*
Jaesung Chung	*	*
All directors and executive officers as a group (6 persons)	*	*
Principal shareholders:
DoubleU Games Co., Ltd. (2)	1,661,191	67.1%
STIC Special Situation Diamond Limited (3)	500,681	20.2%
Bryant R. Riley (4)	205,388	8.3%

*	Represents less than 1% of the number of common shares outstanding.
(1)
Beneficial ownership is determined in accordance with Rule
13d-3
under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)	The address for DoubleU Games is 16F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul 06236, Korea.
(3)	The address for STIC Special Situation Diamond Limited is 10F, MSA Building, 12, Teheran-ro 78-gil, Gangnam-gu, Seoul 06194, Korea.
(4)
Based on information provided in a Schedule 13G/A that was filed with the Commission on February 11, 2022 by B. Riley Securities, Inc., BRF Investments, LLC, B. Riley Financial, Inc. and Bryant R. Riley. Bryant R. Riley may beneficially own 4,107,768 ADSs, which represent 205,388.4 common shares, of which (a) 271,256 ADSs, which represent 13,562.8 common shares, are held jointly by Bryant R. Riley and his spouse, (b) 20,000 ADSs, which represent 1,000 common shares, are held as sole trustee of the Robert Antin Children Irrevocable Trust Dtd. 1/1/01 (the “Robert Antin Children Trust”), (c) 322 ADSs, which represent 16.1 common shares, are held as sole custodian for the benefit of Abigail Riley, (d) 322 ADSs, which represent 16.1 common shares, are held as sole custodian for the benefit of Charlie Riley, (e) 322 ADSs, which represent 16.1 common shares, are held as sole custodian for the benefit of Eloise Riley, (f) 322 ADSs, which represent 16.1 common shares, are held as sole custodian for the benefit of Susan Riley, and (g) 3,815,224 ADSs, which represent 190,761.2 common shares, are held directly by B. Riley Securities, Inc. and BRF Investments, LLC, each of which is an indirect wholly owned subsidiary of B. Riley Financial, Inc. Bryant R. Riley is the Co-Chief Executive Officer of B. Riley Financial, Inc. The address for Bryant R. Riley is 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025, USA.

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
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleU Games License Agreement, DoubleU Games grants us an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. The exclusive license is subject to our payment of royalties with certain customary terms and conditions. The Company incurred royalties of $8.7 million and $6.1 million for years ended December 31, 2021 and 2020, respectively. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in
DDI-US.
In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of December 31, 2021, we license approximately 42 game titles under the terms of this agreement.
On February 25, 2020, we acquired Double8 Games from DoubleU Games in exchange for KRW2.3 billion (US$2.0 million). Double8 Games is based in Seoul, Korea, with the primary business of developing digital gaming content for international markets. See Note 1 to our audited consolidated financial statements appearing elsewhere in this annual report.
On November 1, 2022, DDI-US entered into that certain Mobile Game Distribution and Service Agreement (the “Publishing Agreement”) with DoubleU Games (the “Licensor”) in connection with the
Undead World: Hero Survival
(the “Game”). Pursuant to the Publishing Agreement, DoubleU Games grants us an exclusive license to, (i) distribute and market the Game in the geographical territory throughout the entire world, and (ii) provide services related to the server administration and management of the game, technical support assistance to end users, billing to end users, marketing of the Game and any other activities stipulated in and contemplated under this Agreement. The exclusive license is subject to our payment of royalties with certain customary terms and conditions. We did not incur royalty expenses for the year ended December 31, 2021.The agreement remains in effect until either DDI-US or the Licensor commits either one or more of the followings, (i) a material breach of any of its obligations under this Agreement and such material breach is not remedied within sixty (60) calendar days from the giving of written notice requiring the said breach to be remedied, (ii) or its creditors or any other eligible party makes a filing for liquidation, bankruptcy, reorganization, compulsory composition or dissolution, or, (iii) either DDI-US or the Licensor becomes incapable for a period of ninety

(90) days of performing any of its said obligations under this Agreement due to causes beyond its reasonable control such as strikes, lockouts or other labor disputes, electrical power outages or shortages, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, epidemics, war, embargoes, severe weather, fire, earthquake, acts of God or the public enemy.
Joint Investment Agreement
In 2017, in connection with the acquisition of DDI-US, a Joint Investment Agreement was executed by DUG and STIC Special Situation Private Equity Fund (“STIC”). As part of consummating the Joint Investment Agreement, we also entered into a series of additional inter-related multiple element financing agreements with STIC, whereby we issued to STIC, pursuant to a subscription agreement, (i) aggregate principal amount KRW210 billion of 2.5% Convertible Bonds due 2024 (the “2.5% Convertible Bonds”), unless earlier redeemed or converted into 715,258 common shares at an initial conversion price of KRW293,600, subject to certain adjustments, and (ii) aggregate principal amount of KRW90 billion 2.5% Non-convertible Bonds due 2024 (the “2.5% Non-convertible Bonds”) with detachable warrants to purchase 306,540 common shares at an initial exercise price of KRW293,600per share, subject to certain adjustments. We collectively refer to the 2.5% Convertible Bonds and the 2.5% Non-convertible Bonds as the “Bonds.” See further discussion of the Bonds and the warrants, below.
On July 16, 2021, DoubleU Games entered into a second amendment to the Joint Investment Agreement with STIC which granted STIC the right to sell to DoubleU Games up to 214,577 shares of our common shares held by STIC at a price no less than the initial public offering price (the “DUG Private Purchase Agreement”). Pursuant to the DUG Private Purchase Agreement, if STIC elected to exercise such right, STIC had to deliver to DoubleU Games a written notice, which set forth the number of common shares that it intended to sell, within five (5) business days from the earlier of (a) the exercise date of the over-allotment option in connection with the IPO, or (b) the expiration of over-allotment option in connection with the IPO.
With the completion of the IPO on September 2, 2021, all obligations under the Joint Investment Agreement were met and, as such, the agreement terminated.
Bonds
2.5% convertible bonds
At various dates in May and September 2020, STIC, as holder of the 2.5% Convertible Bonds, exercised its right to convert all outstanding bonds into 715,258 common shares. In connection with these transactions, we paid STIC the accrued coupon interest of $0.9 million and the unpaid yield-to-maturity interest of $4.5 million was forfeited.
The conversion of the 2.5% Convertible Bonds was in accordance with the original terms of the instruments and were not subject to an inducement offer to convert as the terms of the conversion were not modified. As a result, the carrying value of the 2.5% Convertible Bonds, plus the forfeited yield-to-maturity interest, net of related income tax effects was recorded to common shares and additional paid-in-capital with no gain or loss recognized.
2.5% non-convertible bonds
On May 15, 2020, DUG exercised its call option right and simultaneously redeemed the 2.5% Non-convertible bonds as consideration to exercise the warrants into 306,539 shares of common stock. In connection with this transaction, we paid DUG the 2.5% accrued but unpaid coupon interest of $0.3 million and the unpaid yield-to-maturity interest of $1.9 million was forfeited and the remaining unaccreted bond discount eliminated. As a result, the carrying value of the 2.5% Non-convertible Bonds with warrants, plus the forfeited yield-to-maturity interest, net of related income tax effects was recorded to common shares and additional paid-in-capital with no gain or loss recognized.

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
Legal and Administrative Proceedings
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
For example, in 2015, a plaintiff commenced a putative class action in the United States District Court for the Western District of Washington against Churchill Downs Incorporated, one of our competitors, alleging that Churchill Downs’ virtual game platform, “Big Fish Casino,” violated Washington’s Recovery of Money Lost at Gambling Act (“WRMLGA”) and Consumer Protection Act (“CPA”). The District Court dismissed plaintiff’s action. On March 28, 2018, the United States Court of Appeals for the Ninth Circuit reversed the District Court’s holding, concluding that, because Big Fish Casino’s virtual chips are a “thing of value,” Big Fish Casino falls under the WRMGLA. The Ninth Circuit remanded the action to the District Court for further proceedings consistent with its opinion. On March 4, 2020, plaintiff’s motion for class certification was denied by the District Court without prejudice to refile. Additional class actions have been commenced against other of our competitors on similar grounds, certain of which, including Churchill Downs, have finalized settlements which the court approved on February 11, 2021 in amounts of $6.5 million, $38.0 million, and $155.0 million. These settlements included requirements for modifications to the games that allowed them to continue to operate. We have assessed these required modifications and have already implemented these changes to the ways our DoubleDown Casino game operates. Such amounts are illustrative only and are not indicative of, and provide no certainty with respect to, amounts at which other cases, including the
Benson
case discussed below, may settle, if at all, or amounts that may be rendered in a judgment after trial on the merits.

In April 2018, a putative class action lawsuit,
Benson, et al. v. DoubleDown Interactive, LLC and International Game Technology
, was filed against DDI-US in the United States District Court for the Western District of Washington based upon the theory, like Big Fish Casino, that the use of the DoubleDown Casino Facebook and mobile applications violated the WRMGLA and CPA. The plaintiffs make their allegations on behalf of themselves and “all persons in the United States who purchased and lost chips by wagering at the DoubleDown Casino.” Plaintiffs seek to recover, on behalf of themselves and the class, among other things, (i) all money they wagered and lost playing DDI-US games; and (ii) treble damages. Plaintiffs also seek injunctive and/or declaratory relief as necessary to protect the interests of Plaintiff and the class. On November 13, 2018, the District Court denied DDI-US’s motion to compel arbitration. DDI-US filed an appeal to the United States Court of Appeals for the Ninth Circuit, arguing that plaintiff’s action should have been dismissed because their individual cases are subject to the arbitration agreement in the applicable Terms of Use. On January 29, 2020, DDI-US’s appeal to the Ninth Circuit was denied and the case was remanded to the District Court for further proceedings. On June 17, 2020, the Company filed a motion in the United States District Court for the Western District of Washington, which, if granted, would certify certain questions of state law to the Washington State Supreme Court for interpretation in accordance with applicable state law. On August 11, 2020, the District Court denied DDI-US’s motion to certify certain questions to the Washington State Supreme Court. DDI-US subsequently filed a motion asking the court to reconsider this decision. On January 15, 2021, this motion for reconsideration was denied. On August 13, 2020, DDI-US filed a motion to strike the plaintiffs’ nationwide class allegations. On March 19, 2021, this motion was denied. On September 10, 2020, DDI-US filed a complaint in Washington State court against the two plaintiffs in the federal court case arguing, that, since the gambling law referenced in the federal action is a Washington state law, any complaint should be litigated in Washington State court. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction. Discovery in the federal court case has commenced and is continuing. On July 19, 2021, the court ordered that the parties hold a settlement conference by September 7, 2021. On April 25, 2021, plaintiffs filed their Second Amended Complaint, changing their allegations to include an additional corporate entity of codefendant, IGT. DDI-US served plaintiffs with its expert disclosures and filed an Opposition to Plaintiffs’ Motion for Class Certification and Preliminary Injunction on May 11, 2021. On June 29, 2021, the court denied the Company’s motion for the certification of an interlocutory appeal from the court’s order denying the Company’s Motion to Strike Nationwide Class Action Allegations. No trial date has been set at this time. We dispute any allegation of wrongdoing and will continue to vigorously defend ourselves in this matter.
In connection with the
Benson
case, IGT tendered us its defense of the lawsuit and sought indemnity from us and certain of our affiliates for any damages from the lawsuit, based on various agreements associated with IGT’s sale of DDI-US to us. We had previously tendered IGT our defense and sought indemnity from it. The parties have entered into a standstill or tolling agreement, which expired on September 1, 2021, and was extended by agreement until October 1, 2021. On December 20, 2021, IGT submitted a demand for mediation to DDI-US. There can be no guarantee, however, that we will be able to secure indemnification for any damages from the lawsuit.
We have incurred and expect to continue to incur significant expense defending the
Benson
lawsuit, and we may incur in the future significant expense with respect to any other lawsuits to which we may become a party. In general, subject to certain terms and conditions, insurance coverage for our litigation expenses and losses arising out of legal proceedings is assessed by our insurers on a case by case basis and there can be no guarantee that coverage will be available in any particular case. However, in connection with the
Benson
lawsuit, our insurer will not cover such expenses or any losses that could arise for any settlement amount or damages award.
The resolution of the
Benson
lawsuit, whether through the court or through settlement, could have a material adverse effect on our operating results and financial condition. As set out in Note 11 to the audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, the Company has recorded a charge to income for this litigation, which is included in general and administrative expenses. However, the Company may experience a loss in excess of the amount recorded, which could be material; the ultimate outcome cannot be known at this time due to the significant incomplete, uncertain, and unknown variables inherent with this stage of the pending litigation. The amount recorded represents management’s estimate, in accordance with applicable accounting standards, of the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. Management will continue to evaluate the reasonably possible range of loss and the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto. As noted above, our operating results and financial condition could be materially adversely impacted by the resolution of the
 Benson
case. We continue to dispute any allegation of wrongdoing and we intend to continue our vigorous defense in this matter. There can be no guarantee that, in such an event, we will be able to recover all or any part of any damages award or, if applicable, settlement amount, or obtain a contribution with respect thereto, from any other defendant. Additionally, there can be no guarantee as to what, if any, additional modifications any judgments or settlements might impose on one or more of our games.
In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. We could, in connection with any such proceedings or regulatory actions, including as a result of the
Benson
case, be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition.
In addition, in December 2020, a patent infringement claim,
NEXRF Corp. v. DoubleU Games Co., Ltd., et al.
, was filed against DoubleU Games, DDI-US and us in the United States District Court for the Western District of Washington. The plaintiff alleges that the defendants are infringing certain patents related to certain of its games and is seeking monetary damages. On April 29, 2021, we, DoubleU Games, and DDI-US filed a motion to dismiss the case as well as a motion to stay discovery pending adjudication of the motion to dismiss. The parties agreed to an interim stay of discovery pending resolution of the motion to stay. During the pendency of the defendants’ motions, however, a federal court in Nevada issued an order invalidating the asserted patents on the basis of patent ineligibility. The plaintiff has appealed this ruling to the federal circuit. The parties agreed to stay the litigation pending the outcome of the plaintiff’s appeal of the Nevada decision. The case is now stayed, effective September 3, 2021. We intend to defend the case vigorously.
On May 14, 2021, Hanover Insurance Co. filed a declaratory judgment action alleging that its insurance policy does not cover the claims made by
NEXRF Corp. v. DoubleU Games Co., Ltd., et al
. The plaintiff requested that defendants sign a waiver of service. The defendants have responded to the plaintiff’s request.
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
ADSs representing our common shares have been listed and traded on The NASDAQ Stock Market under the symbol “DDI” since August 31, 2021. Each ADS represents 0.05 of a common share of the Company.

B.	Plan of Distribution
Not applicable.

C.	Markets
See Item 9A of this annual report for the stock exchange on which the ADSs are currently traded.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
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

Holders of ADSs may exercise their voting rights through the ADS depository. Subject to the provisions of the deposit agreement, the holders of ADSs are entitled to instruct the depository on how to vote the common shares underlying their ADSs.
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
Holders of ADSs may not exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.
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
~~W~~
100 million or more, (i) an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company or (ii) an acquisition by a foreign investor holding shares of a Korean company of a right to nominate or appoint a director or a senior officer of such company constitutes a foreign direct investment for purposes of the Foreign Investment Promotion Act of Korea. Generally, under the Foreign Investment Promotion Act of Korea, such foreign direct investment must be reported to a foreign exchange bank or Korea Trade-Investment Promotion Agency designated by the Ministry of Trade, Industry and Energy prior to such investment. The acquisition of shares in a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. Changes in ownership of shares of a Korean company by a foreign direct investor are subject to reporting requirements.
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
ADSs
For U.S. federal income tax purposes, a U.S. holder of ADSs generally is treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs is treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.
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

The discussion below under “—
Distributions on the common shares or ADSs
” and “—
Sale or other disposition of the common shares or ADSs
” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “—
Passive foreign investment company rules
.”
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
Individuals and other
non-corporate
U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, ADSs listed on The NASDAQ Stock Market are generally considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares or ADSs.
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
Exchange rate risk
We operate globally and, as such, we are subject to foreign exchange risk in our commercial operations, as well as in our investments and borrowings. Our functional currency is the Korean Won and most of our operations and revenues are in U.S. dollars. Our investments in our non-Korean
subsidiaries are also subject to currency risk. We seek to manage our foreign exchange risk, in part, through operational means, including managing same-currency revenues in relation to same-currency costs, and same currency assets in relation to same-currency liabilities. Where foreign exchange risk cannot be mitigated through operational means, we may use foreign currency forward-exchange contracts or swaps to manage that risk. The fair values of our financial instruments are analyzed at year-end
to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, assuming that a change in one currency’s rate relative to the U.S. dollar would have an effect on another currency’s rates relative to the U.S. dollar, if the U.S. dollar were to appreciate against the Korean Won by 10%, as of December 31, 2021, the expected adverse impact on our net income would not be significant.
Interest rate risk
We are subject to interest rate risk on our borrowings. We manage interest rate risk in the aggregate, focusing on our immediate and intermediate liquidity needs. We borrow mainly on a long-term, fixed-rate basis. The fair values of our financial instruments are analyzed at year-end
to determine their sensitivity to interest rate changes. In this analysis, and assuming a shift in the interest rate curve for all maturities and all instruments, if there were a 100 point decrease in interest rates as of December 31, 2021, the expected adverse impact on our net income would not be significant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Citibank, N.A., as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Twenty ADSs represent one common share (or a right to receive one common share) deposited with Korea Securities Depository, as custodian for the depositary in Korea. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 388 Greenwich Street, New York, New York 10013.
The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
•  Issuance of ADSs (e.g., an issuance of ADSs upon a deposit of common shares, upon a change in the
ADS-to-common
share ratio, or for any other reason), excluding ADS issuances as a result of distributions of common shares)
Up to $0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS-to-common share ratio, or for any other reason)	Up to $0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held

• ADS Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa , or for any other reason)	Up to $0.05 per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa
)
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Attestation report of the registered public accounting firm
This annual report does not include an attestation report of the company’s registered public accounting firm pursuant to rules of the SEC whereby domestic and foreign registrants that are non-accelerated filers and who qualify as an “emerging growth companies” under Section 3(a) of the Exchange Act are not required to provide the auditor attestation report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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
Ernst & Young LLP (which we refer to as “E&Y”) has served as our independent registered public accounting firm for the years ended December 31, 2021 and 2020. The following table sets out the aggregate fees for professional audit services and other services rendered by E&Y for each of the years ended December 31, 2021 and 2020:

	Year ended December 31,
(in thousands)	2021	2020
Audit Fees (1)	$1,600	$2,162
Audit-Related Fees (2)	$0	$0
Tax Fees (3)	$110	$217
Other Fees (4)	$0	$2

(1)
“Audit fees” means the aggregate fees incurred for professional services rendered by E&Y for the audit of our annual financial statements and in connection with the initial public offering of the ADSs.

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
We are a “foreign private issuer” under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In particular, as a foreign private issuer, we will follow Korean law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Korean law requirements:

•
NASDAQ Rule 5605(b)(1) requires that at least a majority of the Company’s board of directors shall be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We currently have two independent directors, who meet regularly with other members of the board. We intend to appoint more independent directors over time, and they may choose to meet in executive session at their discretion.

•
NASDAQ Rule 5620(c) sets out a quorum requirement of
33-1/3%
applicable to meetings of shareholders. In accordance with Korean law and generally accepted business practices, our articles of incorporation provide for a 25% quorum requirement that are generally applicable to meetings of shareholders.

•
NASDAQ Rule 5605(c)(2)(A) requires that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Korean law, a company may have a statutory auditor or an audit committee of three directors, two of whom must be independent. We currently have a committee of three directors, and two of the directors meet the requirements of Rule
10A-3
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

•
NASDAQ Rule 5605(e) requires that the nomination and corporate governance committee be comprised solely of independent directors. We will not have a standalone nomination and corporate governance committee. Our board of directors together participates in the nomination process and oversees the corporate governance practices of the Company.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 below.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

Exhibit	Description

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation), filed as Exhibit 3.1 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

2.1	Form of Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts, filed as Exhibit 4.1 to Amendment No. 1 to Form F-1 (File No. 333-238884) filed on June 18, 2020 and incorporated herein by reference.

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Amendment No. 1 to Form F-1 (File No. 333-238884) filed on June 18, 2020 and incorporated herein by reference.

2.3	Description of Securities, filed as Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on April 30, 2021 and incorporated herein by reference.

4.1+	Game Development, Distribution and Services Agreement, dated as of June 1, 2017, by and between DoubleUDiamond, LLC and International Game Technology, filed as Exhibit 10.1 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.2+	First Amendment to Game Development, Distribution and Services Agreement, dated as of October 4, 2018, by and between DoubleUDiamond, LLC and International Game Technology, filed as Exhibit 10.2 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.3+	Game License Agreement (DoubleU Games Co., Ltd.), dated as of March 7, 2018, by and between DoubleU Games Co., Ltd., as licensor, and the Registrant, as licensee (English translation), filed as Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.4+	Game License Agreement (DoubleUDiamond, LLC), dated as of November 30, 2018, by and between DoubleUDiamond, LLC, as licensor, and DoubleU Games Co., Ltd., as licensee, filed as Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.5+	First Amendment to Game License Agreement (DoubleU Games Co., Ltd.), dated as of July 1, 2019, by and between DoubleU Games Co., Ltd. as licensor, and the Registrant, as licensee (English translation), filed as Exhibit 10.5 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

Exhibit	Description

4.6	Second Amendment to Game License Agreement (DoubleU Games Co., Ltd.), dated as of November 27, 2019, by and between DoubleU Games Co., Ltd., as licensor, and the Registrant, as licensee (English translation), filed as Exhibit 10.6 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.7	Loan Agreement, dated as of May 25, 2018, by and between DoubleU Games Co., Ltd., as creditor and the Registrant, as debtor (English translation), filed as Exhibit 10.7 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.8	Loan Agreement, dated as of August 27, 2018, by and between DoubleU Games Co., Ltd., as creditor and the Registrant, as debtor (English translation), filed as Exhibit 10.8 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.9	Loan Agreement, dated as of November 26, 2018, by and between DoubleU Games Co., Ltd., as creditor and the Registrant, as debtor (English translation), filed as Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.10	Loan Agreement, dated as of February 25, 2019, by and between DoubleU Games Co., Ltd., as creditor and the Registrant, as debtor (English translation), filed as Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.11	Loan Agreement, dated as of May 27, 2019, by and between DoubleU Games Co., Ltd., as creditor and the Registrant, as debtor (English translation), filed as Exhibit 10.11 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

4.12+	Second Amendment to Game Development, Distribution and Services Agreement, dated as of May 30, 2020, by and between DoubleUDiamond, LLC and International Game Technology), filed as Exhibit 10.12 to Post-Effecitve Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-238884) filed on March 29, 2021 and incorporated herein by reference.

4.13	Joint Investment Agreement, dated as of April 11, 2017, by and between DoubleU Games Co., Ltd. and STIC Special Situation Private Equity Fund (English translation), filed as Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-258032) filed with the Commission on July 20, 2021 and incorporated herein by reference.

4.14	Supplemental Agreement to the Joint Investment Agreement, dated as of July 16, 2021, by and between DoubleU Games Co., Ltd. and STIC Special Situation Private Equity Fund (English translation), filed as Exhibit 99.2 to Registration Statement on Form F-1 (File No. 333-258032) filed with the Commission on July 20, 2021 and incorporated herein by reference.

4.15	Supplemental Agreement No. 2 to the Joint Investment Agreement, dated as of July 27, 2021, by and between DoubleU Games Co., Ltd. and STIC Special Situation Private Equity Fund (English translation), filed as Exhibit 99.3 to Amendment No. 1 to Registration Statement on Form F-1/A (File No. 333-258032) filed with the Commission on August 20, 2021 and incorporated herein by reference.

4.16+	Mobile Game Distribution and Servicing Agreement, effective June 1, 2021, by and between DoubleU Games Co., Ltd. and DoubleDown Interactive LLC, filed herewith.

8.1	List of Subsidiaries of the Registrant, filed as Exhibit 21.1 to Registration Statement on Form F-1 (File No. 333-238884) filed on June 2, 2020 and incorporated herein by reference.

11.1	Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Annual Report on Form 20-F filed with the Commission on April 30, 2021 and incorporated herein by reference.

Exhibit	Description

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

+	Portions of this exhibit indicated by asterisks have been omitted because the Registrant has determined they are not material and would likely cause competitive harm if publicly disclosed.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DOUBLEDOWN INTERACTIVE CO., LTD.

April 4, 2022	By:	/s/ In Keuk Kim
	Name:	In Keuk Kim
	Title:	Chief Executive Officer

Index to consolidated financial statements
DoubleDown Interactive Co., Ltd.
Consolidated financial statements (as adjusted)
December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of DoubleDown Interactive Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of DoubleDown Interactive Co., Ltd. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Seattle, WA
April
4
, 2022

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Income and Comprehensive Income
(in thousands of U.S. Dollars, except per share amounts)

	Years ended December 31,
	2021	2020	2019
Revenue	$363,205	$358,342	$273,610
Operating expenses:
Cost of revenue (1)	126,612	126,255	99,620
Sales and marketing (1)	78,821	71,225	35,827
Research and development (1)	18,490	18,784	19,245
General and administrative (1)	22,631	21,721	17,198
Depreciation and amortization	17,918	31,574	33,422

Total operating expenses	264,472	269,559	205,312

Operating income	98,733	88,783	68,298
Other income (expense):
Interest expense	(2,011)	(10,786)	(26,566)
Interest income	208	197	524
Gain on foreign currency transactions	1,110	2,347	4,128
Gain (loss) on foreign currency remeasurement	1,920	(244)	3,206
Other, net	654	(5,080)	277

Total other income (expense), net	1,881	(13,566)	(18,431)

Income before income tax	100,614	75,217	49,867
Income tax expense	(22,506)	(21,594)	(13,542)

Net income	$78,108	$53,623	$36,325
Other comprehensive income (expense):
Pension adjustments, net of tax	(286)	(294)	(385)
Gain (loss) on foreign currency translation	504	13,676	9,742

Comprehensive income	$78,326	$67,005	$45,682

Earnings per share:
Basic	$33.91	$29.67	$30.46
Diluted	$33.91	$26.20	$21.87
Weighted average shares outstanding:
Basic	2,303,200	1,807,410	1,192,725
Diluted	2,303,200	2,149,114	1,995,131

(1)	Excluding depreciation and amortization
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	Years ended December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$242,060	$63,188
Accounts receivable, net	21,875	23,299
Prepaid expenses, and other assets	6,817	4,020

Total current assets	270,752	90,507
Property and equipment, net	384	377
Operating lease right-of-use assets, net	6,830	9,987
Intangible assets, net	53,679	71,364
Goodwill	633,965	633,965
Deferred tax asset	2,616	560
Other non-current assets	1,582	71

Total assets	$969,808	$806,831

Liabilities and Shareholders’ Equity
Short-term senior note	$—	$—
Accounts payable and accrued expenses	14,752	16,646
Short-term operating lease liabilities	3,076	3,033
Income taxes payable	—	2,838
Contract liabilities	2,246	2,415
Other current liabilities	730	717

Total current liabilities	20,804	25,649
Bonds	—	—
Long-term borrowings with related party	42,176	45,956
Long-term operating lease liabilities	4,688	7,831
Deferred tax liabilities, net	28,309	20,154
Other non-current liabilities	9,953	7,730

Total liabilities	105,930	107,320
Shareholders’ equity
Common Stock, KRW 10,000 par value - 200,000,000 Shares, 2,477,672 and 2,214,522 shares issued and outstanding	21,198	18,924
Additional paid-in-capital	671,831	588,064
Accumulated other comprehensive income	23,033	22,815
Retained earnings	147,816	69,708

Total shareholders’ equity	863,878	699,511
Total liabilities and shareholders’ equity	$969,808	$806,831

See accompanying notes to consolidated financial statements
.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
(in
thousands of U.S. Dollars, except share amounts)

	Common shares	Common stock	Additional paid- in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
As of January 1, 2019	1,192,725	$10,603	$339,423	$76	$(20,240)	$329,862
Net Income	—	—	—	—	36,325	36,325
Pension adjustments, net of tax	—	—	—	(385)	—	(385)
Capital investment from parent	—	—	5,124	—	—	5,124
Gain(loss) on foreign currency translation, net of tax	—	—	—	9,742	—	9,742
As of December 31, 2019	1,192,725	$10,603	$344,547	$9,433	$16,085	$380,668
Net Income	—	—	—	—	53,623	53,623
Pension adjustments, net of tax	—	—	—	(294)	—	(294)
Capital investment from parent	—	—	369	—	—	369
Gain(loss) on foreign currency translation, net of tax	—	—	—	13,676	—	13,676
Exercise of warrants	306,539	2,496	61,878	—	—	64,374
Conversion of convertible bonds	715,258	5,825	181,270	—	—	187,095
As of December 31, 2020	2,214,522	$18,924	$588,064	$22,815	$69,708	$699,511
Net Income	—	—	—	—	78,108	78,108
Pension adjustments, net of tax	—	—	—	(286)	—	(286)
Gain(loss) on foreign currency translation	—	—	—	504	—	504
Issuance of shares in IPO	263,150	2,274	83,767	—	—	86,041
As of December 31, 2021	2,477,672	$21,198	$671,831	$23,033	$147,816	$863,878
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Cash Flows
(in thousands of U.S Dollars)

	Year ended December 31,
	2021	2020	2019
Cash flow from operating activities:
Net Income	$78,108	$53,623	$36,325
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	17,918	31,574	33,422
Gain (Loss) on foreign currency remeasurement	(2,082)	244	(3,206)
Deferred taxes	5,976	4,422	2,706
Non-cash interest expense	23	5,103	12,874
Working capital adjustments:
Accounts receivable	1,638	(4,099)	(3,680)
Prepaid expenses, other current and non-current assets	(2,950)	(204)	(870)
Accounts payable, accrued expenses and other payables	(2,052)	5,835	(1,630)
Contract liabilities	(168)	609	(112)
Income tax payable	(2,838)	2,689	(1,749)
Other current and non-current liabilities	2,532	54	2,582

Net cash flows provided by operating activities	96,105	99,850	76,662
Cash flow from (used in) investing activities:
Acquisition of Double8 Games Co., Ltd.	—	(1,952)	—
Acquisition of financial assets (investments)	(1,541)	—	—
Purchases of intangible assets	(61)	(6)	—
Purchases of property and equipment	(207)	(217)	(200)
Disposals of property and equipment	3	—	—

Net cash flows from (used in) investing activities	(1,806)	(2,175)	(200)
Cash flows from (used in) financing activities:
Proceeds from capital investment from parent	—	—	5,124
Proceeds received from short-term borrowings	—	—	68,631
Proceeds received from long-term borrowings with related parties	—	—	17,158
Repayments of long-term borrowings with related party	—	(42,371)	—
Isssuance of new shares-IPO, net of IPO cost	86,041	—	—
Repayments of short-term senior note	—	(33,897)	(152,704)

Net cash flows used in financing activities	86,041	(76,268)	(61,791)
Net foreign exchange difference on cash and cash equivalents	(1,468)	(637)	(3,217)

Net increase (decrease) in cash and cash equivalents	178,872	20,770	11,454
Cash and cash equivalents at beginning of period	63,188	42,418	30,964
Cash and cash equivalents at end of period	$242,060	$63,188	$42,418
Supplemental disclosures of cash flow information
Noncash financing activity:
Conversion of 2.5% Convertible bonds, net of tax	—	187,095	—
Conversion of 2.5% Non-convertible bonds with warrants, net of tax	—	64,374	—
Cash paid during year for:
Interest	$0	$5,891	$9,779
Income taxes	$18,819	$12,546	$10,196
See accompanying notes to consolidated financial statements

DoubleDown Interactive Co, Ltd.
Notes to Consolidated Financial Statements
Note 1: Description of business
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding
67.1
% of our outstanding shares. The remaining
32.9
% of our outstanding shares are held by STIC Special Situation Private Equity Fund (“STIC”,
22.3
%) and the remainder by participants in our IPO (
10.6
%). In 2017, DDI acquired DoubleDown Interactive, LLC
(“DDI-US”)
from International Gaming Technologies (“IGT”) for approximately $

 million.
DDI-US,
with its principal place of business located in Seattle, Washington, is our primary revenue-generating entity.
We develop and publish digital gaming content on various mobile and web platforms through our multi-format interactive all-in-one
game experience concept. We host DoubleDown Casino, DoubleDown Classic, DoubleDown Fort Knox and Undead World within various formats.
Initial Public Offering
On September 2, 2021, DoubleDown Interactive Co., Ltd. filed its initial public offering (the “Offering”) of
6,316,000
American Depositary Shares (the “ADSs”), each representing
0.05
common share, with par value of
~~W~~
10,000
per share, of the Company, at a price to the public of $
18.00
per ADS, before underwriting discounts and commissions. The number of ADSs sold by the Company was
5,263,000
, and the number of ADSs sold by STIC Special Situation Diamond Limited, the selling shareholder in the Offering (the “Selling Shareholder”), was
1,053,000
. The net proceeds to us from this offering was approximately $
86.0
 million, after deducting the underwriting discounts and commissions and the offering expenses in the aggregate of approximately $
8.7
 million payable by us.
We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include potential payments that could result from resolution of pending legal proceedings.
Prior to this offering, there has been no public market for our common shares or ADSs. Our ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”
Acquisition of Double8 Games Co., Ltd. (“Double8 Games”)
On February 25, 2020, we completed the acquisition of Double8 Games Co., Ltd. (“Double8 Games”) from DoubleU Games in exchange for KRW2.3 billion (US$2.0 million). Double8 Games is based in Seoul, Korea, with the primary business of developing digital gaming content for international markets. The acquisition was considered a business combination among entities under common control and, therefore, the transfer of net assets was recorded at their carrying value with all financial information prior to the acquisition adjusted for comparability.
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
Intercompany monetary items denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date with the gain or loss arising on translation recorded to other income (expense). Intercompany non-monetary
items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. When we parenthetically disclose USD amounts for certain financial instruments denominated in KRW for the benefit of the reader, we use the exchange rates in effect as of December 31, 2021, unless otherwise noted.
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

Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts due to us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our revenue was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.
The following table summarizes the percentage of revenues and accounts receivable generated via our platform providers in excess of 10% of our total revenues and total accounts receivable:

Revenue Concentration Year ended December 31,
	2021	2020	2019
Apple	51.8%	50.8%	48.1%
Facebook	25.9%	27.3%	31.2%
Google	19.1%	18.9%	17.2%

Account Receivable Concentration as of December 31,
	2021	2020
Apple	55.6%	54.1%
Facebook	23.7%	25.9%
Google	17.5%	18.0%
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
Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay within our apps. When virtual currency is played on any of our games, the game player could “win” and be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. We have concluded that our virtual currency represents consumable goods, because the game player does not receive any additional benefit from the games and is not entitled to any additional rights once the virtual currency is substantially consumed.

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
The following table represents our disaggregation of revenue between mobile and web platforms (in thousands):

	Year ended December 31,
	2021	2020	2019
Mobile	$264,911	$257,405	$184,755
Web	98,294	100,937	88,855

Total revenue	$363,205	$358,342	$273,610

The following table presents our revenue disaggregated based on the geographical location of our players (in thousands):

	Year ended December 31,
	2021	2020	2019
U.S. (1)	$317,605	$309,211	$237,712
International	45,600	49,131	35,898

Total revenue	$363,205	$358,342	$273,610

(1)	Geographic location is presented as being derived from the U.S. when data is not available.
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
The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	Year ended December 31,
	2021	2020
Contract assets (1)	$674	$718
Contract liabilities	2,246	2,393

(1)	Contract assets are included within prepaid expenses and other assets in our consolidated balance sheet.
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
Defined benefit pension plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, which provides a specified amount of pension benefit based on length of service. The service cost components of the net periodic benefit costs are charged to current operations based on the functional area of the employee. The total benefit obligation of
$3.4
million
and

$2.8

million was included in other
non-current
liabilities as of December 31, 2021
 and
 2020, respectively, and the change in actuarial gains or losses was included in other comprehensive income.
The following table summarizes the components of the projected benefit obligation (in thousands):

	As of December 31, 2021	As of December 31, 2020
Projected benefit obligation at beginning of year	$2,792	$1,882
Service cost	759	738
Interest cost	29	30
Actuarial (gain)/loss	289	492
Benefits paid	(543)	(400)
Other	254	(273)
Foreign currency translation adjustment	(229)	323

Projected benefit obligation at end of year	$3,351	$2,792

The plan assets are held in a limited number of marketable and liquid financial instruments and totaled $3.4 million at December 31, 2021 and $0 as of December 31, 2020. Valuation adjustments were not material.
Defined contribution plan
We
sponsor
a defined contribution plan for our employees based in Seattle, Washington. We provide a matching contribution of 100% on the first 1% of employee contributions and 50% on the next 5% of employee contributions. Our contribution expense for the years ended
December 31, 2021, 2020 and 2019 was approximately
$289,000
,
 $467,000
and $394,000 respectively.
Advertising costs
The cost of advertising is expensed as incurred and totaled $74.2 million,
$61.8
million and $28.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.
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
Recent accounting guidance – adopted
ASU
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
In May 2017, we
issued an aggregate principal amount of KRW210 billion (US $177 million) of 2.5% Convertible Bonds due 2024 and aggregate principal amount of KRW90 billion (US$76 million) of 2.5%
Non-convertible
Bonds due 2024 with detachable warrants to purchase 306,540 shares of our common stock at an initial conversion price of KRW293,600 (US$270) per share. Both the 2.5% Convertible Bonds and the detachable warrants contain a provision commonly referred to as “down-round” protection, as well as certain standard anti-dilution provisions.
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
DDI-US.
There were no changes to the carrying value of goodwill during the years 2019-2021. The components of our other intangible assets were as follows (in thousands):

		December 31, 2021			December 31, 2020
Asset Description	Useful life	Gross amount	Accum. Amort	Net Amount	Gross amount	Accum. Amort	Net Amount
Trademarks	indefinite	$50,000	$—	$50,000	$50,000	$—	$50,000
Customer relationships	4 years	75,000	(75,000)	—	75,000	(67,187)	7,813
Purchased technology	5 years	45,423	(41,811)	3,612	45,423	(33,149)	12,274
Development costs	3 years	9,486	(9,486)	—	9,486	(8,434)	1,052
Software	4 years	2,463	(2,396)	67	2,406	(2,181)	225

Total		$182,372	$(128,693)	$53,679	$182,315	$(110,951)$	71,364

On January 1, 2019, we determined, based on a strategic decision to sunset certain games within our game portfolio, to change the useful life of our development costs from 5 years to 3 years. This change in estimate resulted in incremental amortization expense of $2.8 million in 2019.
Amortization expense for the years ended December 31, 2021, 2020 and 2019 totaled $17.7 million, $31.3 million, and $33.1 million respectively.
Estimated amortization expense for the years ending December 31, 2022 through 2026 is as follows (in thousands):

Year	Expense
2022	$3,679
2023	0
2024	0
2025	0
2026	0

Note 4: Debt
The components of debt at December 31, 2021, 2020 and 2019 are as follows (in thousands):

	As of December 31,
	2021	2020
3.5% Senior Note due 2020	$—	$—
4.60% Senior Notes due to related party due 2024	42,176	45,956
2.5% Convertible bonds due 2024, early redemption 2022 including accrued interest	—	—
2.5% Non-Convertible bonds due 2024, early redemption 2022 including accrued interest, net of warrant discount	—	—

Total debt	42,176	45,956
Less: Short-term debt	—	—

Total Long-term debt	$42,176	$45,956

3.50% Senior Note due 2020
In May 2019, we refinanced our 4.3% Senior Note with a new credit facility (the 3.5% Senior Note) with two new lenders, with an original aggregate principal amount of KRW80 billion (US$67 million), at a lower interest rate of 3.5%. The proceeds from the 3.5% Senior Note, along with KRW20 billion (USD17 million) in additional borrowing from our 4.6% Senior Notes with related party were used to repay amounts outstanding under the
4.3
% Senior
Note.
The 3.50% Senior
Note required quarterly interest payments at 3.50% of unpaid principal which began in August 2019. Quarterly principal repayments of KRW20 billion (US$17 million) are required.
The 3.5% Senior Note was paid in full in May 2020
.

4.60% Senior Notes due to related party due 2024
The 4.60% Senior Notes due to related party, which collectively total KRW100 billion (US$84 million) at inception, accrue
4.60
% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity (May 27, 2024).
Voluntary principal and interest payments were made in June and September 2020. Principal of KRW20 billion (US$17 million) and interest of KRW1.2 billion (US$1.1 million) was paid in June 2020 and principal of KRW30 billion (US$25 million) and interest of KRW3.1 billion (US$2.7 million) was paid in September 2020.
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
with no gain or loss recognized.
2.5%
Non-convertible
bonds and detachable warrants
As discussed further above, in May 2017, we issued aggregate principal amount KRW90 billion (US$76 million) 2.5%
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
2.5
%
Non-convertible
Bonds are accelerated upon various events of default, including standard credit-risk related events, as well as changes in control, events that have a significant adverse effect on DDI, and others. The default rate of interest is 9%.
The warrants may be exercised with cash, by surrendering the
2.5
%
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
with no gain or loss recognized.
As of December 31, 2021, maturities of short and long-term debt for the years ending December 31 are as follows (in thousands):

	Total	2022	2023	2024
4.60% Senior Notes to related parties due 2024	$42,176	—	—	$42,176
Total	$42,176	—	—	$42,176
Note 5: Fair value measurements
The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, and short- term borrowings approximate their fair values due to the short-term nature of these instruments.
Our cash equivalents (Level 1 estimate) consist of money market funds and Korean market government bonds totaling $236.6 million
and
$61.1
million, as of December 31, 2021 and 2020, respectively. We rely on credit market data to track interest rates for other entities with similar risk profiles.

We record all debt at inception at fair value. We perform subsequent analysis on available data point to evaluate the fair value of our borrowing as of the balance sheet date. We rely on credit market data to track interest rates for other entities with similar risk profiles. As of December 31, 2021 and 2020, we believe the fair value of our senior notes (a Level 3 estimate) approximates carrying value due to the nature of the instruments and the lack of meaningful change to our credit profile.
Note 6: Income taxes
Income (loss) before income tax consisted of the following (in thousands):

	Year ended December 31,
	2021	2020	2019
US	$97,918	$89,416	$62,706
Korea	2,696	(14,199)	(12,839)

Total Income before income taxes	$100,614	$75,217	$49,867

The following table presents the detail of income tax expense for the periods presented (in thousands):

	Year ended December 31,
	2021	2020	2019
Current:
US	$14,481	$15,244	$8,469
Korea	2,049	1,928	2,367

Total Current Taxes:	$16,530	$17,172	$10,836

Deferred:
US	$8,154	$5,105	$5,278
Korea	(2,178)	(683)	(2,572)

Total Deferred Taxes	$5,976	$4,422	$2,706

Total Income Tax Expense	$22,506	$21,594	$13,542

The following table presents a reconciliation of the statutory rate and our effective tax rate for the periods presented:

	Years Ended December 31,
	2021		2020		2019
Statutory Tax Rate	20.0%		20.0%		20.0%
Foreign Jurisdiction Rate Differential	3.5%		3.8%		3.4%
Non-deductible interest	0.0%		1.5%		0.0%
Withholding Taxes	2.0%		2.3%		4.6%
Tax Credits	(4.2	) %	(3.5	) %	(7.3	) %
Valuation Allowance	1.6%		5.0%		7.6%
Other	(0.6	) %	(0.5	) %	(1.1	) %

Total Tax Rate	22.3%		28.6%		27.2%

Deferred federal, state, and foreign income taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.
The following table presents the significant components of our deferred tax assets and liabilities as of the dates presented (in thousands):

	Year ended December 31,
	2021	2020
Deferred Income Tax Assets:
Net Operating Loss Carryforward	$8,333	$8,206
Tax Credit Carryforward	12,615	9,529
Accruals and Reserves	1,584	1,762
Intangibles	15,643	14,158
Lease Liability	1,860	2,565

Deferred Tax Assets	$40,035	$36,220
Less: Valuation Allowance	(18,112)	(17,936)

Net Deferred Tax Assets	21,923	18,284

Deferred Tax Liabilities
Goodwill	$(45,074)	$(35,096)
Accrued Interest	—	—
Right -of-use-assets	(2,162)	(2,424)
Other	(379)	(359)

Deferred Tax Liabilities	$(47,615)	$(37,879)

Net deferred Tax Liabilities	$(25,692)	$(19,595)

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing, and amount of which are uncertain. We have provided a valuation allowance against certain deferred tax assets of Korea as of December 31, 2021 and 20
20
, because, based on the weight of available evidence, it is more likely than not (a likelihood of more than
 50%)
that these deferred tax assets will not be realized. As of December 31, 2021, we determined tax attributes expected to be realized prior to their expiration and recognized a deferred tax asset of $2.6 million
.
As of December 31, 2021 and 2020, we have Korean tax loss carryforwards of approximately $39.2 million and
$34.4
million, respectively, which are available to reduce future taxable income. These losses begin to expire in
2026.
Additionally, we have Korean tax credit carryforwards of
$13.1
million

and
$8.8
million as of December 31, 2021 and 20
20
, respectively, which are available to reduce future foreign tax liabilities. The foreign tax credit carryforwards begin to expire in
2022.
We have not recorded a liability for income taxes or withholding taxes on undistributed earnings of subsidiaries as of December 31, 2021 as we intend to reinvest such earnings outside of Korea for the foreseeable future. Given the Company’s current and anticipated losses in Korea, the method of realizing the cumulative temporary differences related to foreign earnings is difficult to estimate. Therefore, the Company concluded it is not practical to estimate the related deferred tax liability.
We are currently not under audit in any tax jurisdiction. We do not have any uncertain tax positions and have not established reserves for tax positions based on estimates of whether, and the extent to which, additional taxes will be due.

Note 7: Shareholders’ equity
Common stock
We have 200,000,000 total
authorized shares at December 31, 2021 and 20
20
. The par value per share
 is KRW10,000. Holders of outstanding shares of common stock are entitled to one vote for each share on all matters submitted to a vote of the holders of common stock. Holders of common stock are entitled to receive dividends that are declared by our board of directors out of legally available funds. In the event of a liquidation, dissolution or winding-up,
the holders of common stock are entitled to share ratably in the net assets remaining after payment of liabilities. There are no conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.
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
methods.
Dilutive common share equivalents are comprised of warrants and shares issuable under our convertible debt arrangement described in Note4:Debt.
The following table presents the calculation of basic and diluted net income per share (in thousands except share and per share amounts):

	Years Ended December 31,
	2021	2020	2019
Numerator:
Net income applicable to common shareholders — basic	$78,108	$53,623	$36,325
Dilutive effect of assumed conversion of convertible debt	—	2,687	7,311
Net income applicable to common shareholders — diluted	$78,108	$56,310	$43,636
Denominator:
Weighted average shares outstanding — basic	2,303,200	1,807,410	1,192,725
Dilutive effect of assumed conversion of convertible debt	—	295,028	715,258
Dilutive effect of assumed conversion of warrants	—	46,676	87,148
Weighted average shares outstanding — diluted	2,303,200	2,149,114	1,995,131
Basic net income per share	$33.91	$29.67	$30.46
Diluted net income per share	$33.91	$26.20	$21.87

Note 9: Accumulated other comprehensive income
Changes in accumulated other comprehensive income (AOCI) by component for the years ended December 31, 2021, 2020 and 2019 were as follows (in thousands):

	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at January 1, 2019	$389	$(313)	$76
Foreign currency translation gain/(loss)	9,742	—	9,742
Actuarial gain/(loss), net of tax	—	(385)	(385)
Balance at December 31, 2019	$10,131	$(698)	$9,433
Foreign currency translation gain/(loss)	13,676	—	13,676
Actuarial gain/(loss), net of tax	—	(294)	(294)
Balance as of December 31, 2020	$23,807	$(992)	$22,815
Foreign currency translation gain/(loss)	504	—	504
Actuarial gain/(loss), net of tax	—	(286)	(286)
Balance as of December 31, 2021	$24,311	(1,278)	23,033
For years ended December 31, 2021 , 2020 and 2019, we did not tax effect foreign currency translation gain/(loss) because we have determined such gain/(loss) is permanently reinvested and actuarial gain/(loss) is not tax effected due to a valuation allowance applied to our deferred tax assets.
Note 10: Leases
Our operating leases primarily consist of real estate leases for office space and do not have any non-lease
components. We do not have any finance leases. Our total variable and short-term lease payments are immaterial for all periods presented.
The Seattle, Washington lease originated in July 2012 and consists of 49,375 square feet. In September 2018, the only option to extend, which was effective October 1, 2019, was exercised to extend the term for 61 months. The extended lease will expire in October 2024.
The
Gangnam-gu,
Seoul, Korea office space is subleased from our parent, DUG and consists of 31,636 square feet. The subleases originated in February 2019 and were amended in October 2020 to reflect an overall increase to DUG (sublessor). The subleases will expire in September 2023.
Supplemental balance sheet and cash flow information related to operating leases is as follows:

	December 31, 2021	December 31, 2020
Operating lease right-of-use asset	$7,764	$10,864
Accrued rent	934	877

Total operating lease right-of-use asset, net	$6,830	$9,987
Short-term operating lease liabilities	3,076	3,033
Long-term operating lease liabilities	4,688	7,831

Total operating lease liabilities	$7,764	$10,864
Cash paid for amounts included in the measurement of operating lease liabilities	$3.3 million	$3.2 million

Maturities of lease liabilities are as follows (in thousands):

As of December 31, 2021	Seattle Lease	Seoul Lease (Related Party)
2022	1,987	1,353
2023	2,037	1,167
2024	1,732	—
2025	—	—
Thereafter	—	—
Less: Imputed Interest	(379)	(133)

Total	$5,377	$2,387

Operating lease costs were $3.3 million
,
$3.2
million and $3.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.
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
motion to certify certain questions to the Washington State Supreme Court. We subsequently filed a motion for reconsideration of this ruling. On August 13, 2020,
DDI-US
filed a motion to strike the plaintiffs’ nationwide class allegations, which was noted for consideration on October 2, 2020. On September 10, 2020,
DDI-US
filed a motion to dismiss under Fed. R. Civ P. 12 (B)(1) and a motion to abstain asking the District Court to stay this lawsuit pending the resolution of a Declaratory Judgment action filed by
DDI-US
(and IGT) in the Washington State Superior Court seeking a ruling on certain relevant issues under Washington state law, which was noted for consideration on October 2, 2020. No date for a hearing on these motions has been set. Additional discovery has continued, including but not limited to, our issuance of discovery to plaintiffs. On January 15, 2021, our motion for reconsideration was denied. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction. On March 19, 2021, our motion to strike the nationwide class allegations was denied. Discovery in the federal court case has commenced and is continuing. On April 25, 2021, plaintiffs filed their Second Amended Complaint, changing their allegations to include an additional corporate entity of co-defendant,
IGT.
DDI-US
served plaintiffs with its expert disclosures and filed an Opposition to Plaintiffs’ Motion for Class Certification and Preliminary Injunction on May 11, 2021. On June 29, 2021, the court denied the Company’s motion for the certification of an interlocutory appeal from the court’s order denying the Company’s Motion to Strike Nationwide Class Action Allegations. On July 9, 2021, Double Down moved for relief from the upcoming settlement deadline and dispositive motions deadline. On July 19, 2021, the court extended the discovery completion and settlement conference deadlines to August 24, 2021 and September 7, 2021, respectively, and struck all subsequent case management deadlines, including the dispositive motion deadline and the trial date. The court stated in its July 19, 2021 order that it would reset case management deadlines after various motions, including plaintiffs’ motion for class certification and preliminary injunction, and Double Down’s renewed motion to stay pending arbitration, have been decided. On August 19, 2021, plaintiffs filed a motion for sanctions and request for evidentiary hearing, regarding alleged spoliation of electronic documents by Double Down. Double Down disputes the allegations and has responded. The parties have filed various other motions and engaged in discovery, including depositions and expert discovery.
IGT tendered its defense of the lawsuit to Double Down and sought indemnity for any damages from the lawsuit, based on various agreements associated with IGT’s sale of Double Down. Double Down had previously tendered its defense to IGT and sought indemnity from it. The parties entered into a standstill or tolling agreement, which expired on September 1, 2021, and was extended by agreement until October 1, 2021.
The case is subject to significant uncertainties. In determining the likelihood of a loss and/or the measurement of any loss or range of loss, we evaluated (1) the facts and circumstances known to us, including information regarding the likelihood of a settlement and the outcome of discussions relating to indemnification by co-defendants,
(2) the current state of the proceedings, including outstanding motions for certification of a class, or denial thereof, and other relevant events and developments, (3) the advice and analyses of counsel and other advisors, and (4) the assumptions and judgment of management, all of which involve a series of complex judgments about potential future events with multiple outcomes. In accordance with ASC
450-20,
the Company has recorded a charge for this loss contingency during 2021, which is included in General and Administrative Expenses, reflecting the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. The Company will continue to evaluate the appropriateness of the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto.
We have incurred and expect to continue to incur significant expense defending the
Benson
lawsuit, and we may incur in the future significant expense with respect to any other lawsuits to which we may become a party. In general, subject to certain terms and conditions, insurance coverage for our litigation expenses and losses arising out of legal proceedings is assessed by our insurers on a case by case basis and there can be no guarantee that coverage will be available in any particular case. However, in connection with the
Benson
lawsuit, our insurer will not cover such expenses or any losses that could arise for any settlement amount or damages award.
The resolution of the
Benson
lawsuit, whether through the court or through settlement, could have a material adverse effect on our operating results and financial condition. The Company has recorded a charge to income for this litigation, which is included in general and administrative expenses. However, the Company may experience a loss in excess of the amount recorded, which could be material; the ultimate outcome cannot be known at this time due to the significant incomplete, uncertain, and unknown variables inherent with this stage of the pending litigation. The amount recorded represents management’s estimate, in accordance with applicable accounting standards, of the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. Management will continue to evaluate the reasonably possible range of loss and the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto. As noted above, our operating results and financial condition could be materially adversely impacted by the resolution of the
Benson
case. We continue to dispute any allegation of wrongdoing and we intend to continue our vigorous defense in this matter. There can be no guarantee that, in such an event, we will be able to recover all or any part of any damages award or, if applicable, settlement amount, or obtain a contribution with respect thereto, from any other defendant. Additionally, there can be no guarantee as to what, if any, additional modifications any judgments or settlements might impose on one or more of our games.
In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. We could, in connection with any such proceedings or regulatory actions, including as a result of the
Benson
case, be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement

amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition.
NEXRF brought suit alleging patent infringement of certain patents for gaming applications used by defendants. The defendants were served with the lawsuit on January 8, 2021. The defendants filed a motion to dismiss plaintiffs’ complaint on April 29, 2021, arguing that the asserted patents are not patent-eligible because they are drawn to an abstract idea. The defendants also filed a motion to stay discovery pending resolution of the motion to dismiss. During the pendency of the defendants’ motions, however, a federal court in Nevada issued an order invalidating the asserted patents on the basis of patent ineligibility. NEXRF has appealed this ruling to the Federal Circuit. The parties agreed to stay the litigation pending the outcome of NEXRF’s appeal of the Nevada decision. The case is now stayed, effective September 3, 2021. The case is subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss or range of loss cannot be reasonably estimated.
Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleU Games License Agreement, DoubleU Games grants us an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in
DDI-US.
In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of December 31, 2021, we licensed approximately 44 game titles under the terms of this agreement.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services Agreement with IGT. Under the terms of the agreement, IGT will deliver game assets so that the we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we paid IGT an initial royalty rate of 10% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. Effective January 1, 2019, we amended the agreement to revise the royalty rate for proprietary game asset types to 7.5% of revenue. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the years ended December 31, 2021 and 2020 totaled $11.1 million and $13.5 million, respectively, and are recognized as a component of cost of revenue.
Note 12: Related party transactions
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.

The following is a summary of expenses charged by our parent, DoubleU Games (in thousands):

	Years ended December 31,			Statement of Income and Comprehensive Income Line Item
	2021	2020	2019
Royalty expense (see Note 11)	$4,335	$3,015	$4,597	Cost of revenue
Interest expense (see Note 4)	2,010	3,106	3,778	Interest expense
Rent expense (see Note 10)	1,397	1,461	1,378	General and administrative expense
Other expense	206	155	131	General and administrative expense
Amounts due to our parent, DoubleU Games, are as follows (in thousands):

	Years ended December 31,		Statement of Consolidated Balance Sheet Line Item
	2021	2020
4.6% Senior Notes with related party	$42,176	$45,956	Long-Term borrowing with related party
Royalties and other expenses	511	3,631	A/P and accrued expenses
Short-term lease liability	1,309	1,399	Short-term operating lease liabilities
Accrued interest on 4.6% Senior Notes with related party	6,454	4,918	Other non-current labilities
Long-term lease liability	1,078	2,454	Long-term lease liabilities

F-2
5