Form 20-F
period 2022-12-31
DoubleDown Interactive Co., Ltd.
filed 2023-03-31
CIK 1799567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-39349

DoubleDown Interactive Co., Ltd.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Republic of Korea
(Jurisdiction of incorporation or organization)
13F, Gangnam Finance Center
152, Teheran-ro Gangnam-gu
Seoul 06236, Republic of Korea
+82-2-501-7216
(Address of principal executive offices)
Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5th Avenue, Suite 300
Seattle, Washington 98104
+1-206-408-1545
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, or ADSs, each twenty (20) ADSs representing the right to receive one (1) Common Share	DDI	The Nasdaq Stock Market LLC

Common Shares, par value KRW10,000 per share*		The Nasdaq Stock Market LLC*

*	No t for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
2,477,672 Common Shares
(as of December 31, 2022)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐   Yes    ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued	☐	Other	☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐
Yes
☒
  No

Auditor Firm ID: 42	Auditor Name: Ernst & Young LLP	Auditor Location: Seattle, Washington

About this annual report

As used in this annual report, unless the context otherwise requires or otherwise states, (a) references to “we,” “us,” “our,” the “Company,” “our Company” and similar references refer to DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of Korea, which is sometimes referred to in this annual report as “DDI,” its Korean subsidiary, Double8 Games Co., Ltd. (“Double8 Games”), and its U.S. subsidiary, DoubleDown Interactive, LLC, a Washington limited liability company (“DDI-US”), and (b) references to “DoubleU Games” or “DUG” refer to DoubleU Games Co., Ltd., a Korean company and our controlling shareholder.

References to “STIC” refer to STIC Special Situation Private Equity Fund and its wholly-owned affiliate, unless the context otherwise requires.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. The terms “dollar,” “USD,” “US$” or “$” refer to the legal currency of the United States. Currency amounts in this annual report are stated in dollars, unless otherwise indicated. Our reporting currency is the U.S. dollar, and our functional currency is the Korean Won, or KRW or “(Won).” Unless otherwise indicated, convenience translations included in this annual report of Korean Won into U.S. dollars have been made at the rate of ~~W~~1,260.18 = US$1.00, as reported by the Board of Governors of the Federal Reserve System on December 30, 2022. Historical and current exchange rate information of the Korean Won against the U.S. dollar may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_ko.htm.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our fiscal year ends on December 31 of each year as does our reporting year. Therefore, any references to 2022, 2021 and 2020 are references to the fiscal and reporting years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. See Note 2: Significant accounting policies to our audited consolidated financial statements for a discussion of the basis of presentation, functional currency and translation of financial statements.

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

Market and industry data

This annual report contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. In general, we believe there is less publicly available information concerning international social gaming industries than the same industries in the United States. Some data is also based on our good faith estimates, which are derived from our review of internal

i

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

PART I

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

•	Our profitability may be affected by the rate and manner at which we successfully manage our current and future growth.

•	We rely on a small percentage of our players for all of our revenue.

•	To date, we have been reliant upon our DoubleDown Casino game for substantially all of our revenue.

•	We rely substantially on third-party platforms to make our games available to players and to collect revenue.

•	Legal proceedings can materially adversely affect our business and our results of operations, cash flows, and financial condition.

•	Certain social opposition to interactive gaming or potential issues relating to social casino games could adversely impact our business and limit the growth of our operations.

•	We rely on the ability to use the intellectual property of third parties, particularly IGT and DUG, for a substantial portion or our content and other features incorporated into our games.

•	Our business depends on our ability to protect proprietary information and our owned and licensed intellectual property.

•	The intellectual property rights of others may prevent us from developing new games and/or entering new markets, or may expose us to costly litigation.

•	Our success depends upon our ability to adapt to and offer games that keep pace with changing technology and evolving industry standards.

•	Data privacy and security laws and regulations could increase the cost of our operations and subject us to possible sanctions or penalties.

•	We operate in a highly competitive industry, and our success depends on our ability to effectively compete.

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

Our games are available to players for free, and we generate revenue from players only if they voluntarily purchase virtual chips above and beyond the level of free virtual chips provided periodically as part of the games. In particular, we monitor the number of players who make a purchase to assess any periodic changes in behavior and associated trends. Average MPUs, or the average number of players who made a purchase at least once in a month, decreased from 2021 to 2022. Further, our overall payer conversion rate has decreased from 5.7% in 2021 to 5.3% in 2022. Our paying players may stop making purchases in our games or playing our games altogether at any time. In order to sustain or increase our revenue levels, we must increase the amount our players spend in our games and/or increase the number of players who purchase virtual chips. To retain paying players, we must devote significant resources so that the games they play retain their interest and motivate them to purchase virtual chips through incentives and engaging content. If the average amount spent by our paying players declines, if we fail to offer games that sufficiently incentivize players to purchase our virtual chips, or if we fail to properly manage the economics of free versus paid chips, our business, financial condition, and results of operations could be materially and adversely affected.

Our DoubleDown Casino game has generated substantially all of our revenue, and we intend to continue to refresh content and launch new games in order to attract and retain a significant number of paying players to grow our revenue and sustain our competitive position.

Historically, DoubleDown Casino has accounted for substantially all our revenue (2022: 96.7%; 2021: 96.6%), and we expect that this dependency will continue for the foreseeable future while we endeavor to further diversify our portfolio through the addition of new games. See “Item 4B. Business Overview—Our games.” Our growth will depend, in part, on our ability to consistently refresh content for our existing games to promote engagement with our players, as well as launch new games that achieve significant popularity. However, as we add new games to our portfolio, certain of our players may leave existing games, such as DoubleDown Casino, and move to a new offering. As we refresh content and develop new games, we expend significant resources in research and development, analytics, marketing, and others to design, test, and launch refreshed content and our new games.

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

We have been party to and in the future may become subject to additional, legal proceedings in the operation of our business, including, but not limited to, with respect to consumer protection, gaming-related matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement, and claims relating to our contracts, licenses, and strategic investments.

For example, in April 2018, a putative class action lawsuit, Benson, et al. v. DoubleDown Interactive and International Game Technology, was filed against DDI-US in the United States District Court for the Western District of Washington based upon the theory, like Big Fish Casino, that the use of the DoubleDown Casino Facebook and mobile applications violated the WRMLGA and CPA. The plaintiffs made their allegations on behalf of themselves and “all persons in the United States who purchased and lost chips by wagering at the DoubleDown Casino.” Plaintiffs sought to recover, on behalf of themselves and the class, among other things, (i) all money they wagered and lost playing DDI-US games; and (ii) treble damages. Plaintiffs also sought injunctive and/or declaratory relief as necessary to protect the interests of Plaintiff and the class. On April 25, 2021, plaintiffs filed their Second Amended Complaint changing their allegations to include an additional corporate entity of co-defendant, IGT.

In connection with the Benson case, IGT tendered us its defense of the lawsuit and sought indemnity from us and certain of our affiliates for any damages from the lawsuit, based on various agreements associated with IGT’s sale of DDI-US to us. We had previously tendered IGT our defense and sought indemnity from it.

In August 2022, we and certain subsidiaries of IGT entered into an agreement in principle to settle the Benson lawsuit and associated proceedings (collectively, the “Benson Matters”). The terms of the settlement, which will take effect after the final approval by the U.S. Federal District Court for the Western District of Washington, provided that, among other things:

•	a total of $415 million will be paid into a settlement fund of which IGT’s subsidiaries will contribute $269.75 million and we will contribute $145.25 million; and

•	all members of the nationwide settlement class who do not exclude themselves will release all claims relating to the subject matter of the lawsuit.

Subject to the final court approval of the settlement of the Benson lawsuit, we and IGT have also resolved all indemnification and other claims between themselves and their respective subsidiaries and affiliates relating to the Benson Matters.

As a result of the settlement, we accrued $141.8 million and $3.5 million in 2022 and 2021, respectively, related to the incremental loss associated with the Benson Matters and related claims between IGT and us. We expect that $95.25 million of the aggregate amount accrued to date will be paid in 2023 for the proposed settlement in the Benson class action. See Note 12: Commitments and contingencies to our audited consolidated financial statements included elsewhere in the annual report.

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

On September 17, 2018, 15 international gambling regulators, plus the Washington State Gambling Commission, signed a declaration expressing concern “with the risks posed by the blurring of lines between gambling and other forms of digital entertainments such as video gaming,” including, among others, social casino gaming. The regulators committed to work together to analyze the characteristics of video games and social gaming, and to engage in an informed dialogue with the video game and social gaming industries to ensure the appropriate and efficient implementation of applicable laws and regulations. The regulators also indicated they would work closely with their consumer protection enforcement agencies. Several other gambling regulators have joined as new signatories to the declaration since its publication. We cannot predict the likelihood, timing, scope, or terms of any actions taken as a result of the declaration.

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

Substantially all of the content and related intellectual property incorporated into our games are licensed from third parties, in particular IGT and DUG. Since June 2017, we have been party to a Game Development, Distribution and Services Agreement with IGT (which we refer to as the “IP License Agreement”), pursuant to which we are granted the right to develop and distribute certain IGT game titles and related intellectual property. Under the IP License Agreement, we expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. In addition, although IGT has the right to terminate the IP License Agreement for cause, we will retain exclusive, perpetual, and irrevocable use of any IGT intellectual property already used by us for games launched before June 1, 2020 (excluding third party rights that IGT no longer has rights to itself), except in limited circumstances. For each slot game first launched in the social online game field starting on June 1, 2020, the license from IGT is non-exclusive, perpetual and irrevocable. See “Item 4B. Business Overview—Intellectual property.” In addition, we have licensing arrangements with our controlling shareholder, DUG, since March 2018, pursuant to which we are granted an exclusive license to develop and distribute certain of their social casino game titles and sequels, subject to our payment of customary terms and license fees. As of December 31, 2022, we license approximately 48 game titles that are actively offered to players. As amended to date, the agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. We expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. See “Item 4B. Business Overview—Intellectual property.”

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

We believe that our success depends in part on protecting our owned and licensed intellectual property in the United States and other countries. Our intellectual property includes certain patents, trademarks and copyrights relating to our games, and proprietary or confidential information that is not subject to formal intellectual property protection. Much of our intellectual property that is significant to our business is owned by DoubleU Games or IGT and licensed to us, and we do not control the protection and maintenance of such intellectual property from third parties and must rely on them to protect and maintain such intellectual property. Our success may depend, in part, on our and our licensors’ ability to protect the trademarks, trade dress, names, logos, or symbols under which we market our games and to obtain and maintain patent, copyright, and other intellectual property protection for the technologies, designs, software, and innovations used in our games and our business. We cannot assure that we will be able to build and maintain consumer value in our proprietary trademarks and copyrights or otherwise protect our technologies, designs, software, and innovations or that any patent, trademark, copyright, or other intellectual property right will provide us with competitive advantages.

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

In addition, from time to time, we pursue strategic acquisitions. Our ability to succeed in implementing our strategy will depend, to certain degree, upon our ability to identify and complete commercially viable acquisitions. We cannot assure that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Furthermore, we may not be able to successfully integrate any businesses that we acquire or do so within the intended timeframes. We could face significant challenges in managing and integrating our acquisitions and our combined operations, and the expected cost synergies or any other anticipated benefits associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes or cost expectations, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows and financial condition.

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

We are subject to U.S. federal and state and foreign laws related to the privacy and protection of player data. Such regulations such as the General Data Protections Regulation (“GDPR”) from the European Union (“EU”), the United Kingdom’s Data Protection Act of 2018, the UK GDPR, and the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and newly enacted privacy laws in Virginia, Colorado, Connecticut and Utah, which go into effect in 2023, are new, untested laws and regulations that could affect our business, and the potential impact is unknown. See “Item 4B. Business Overview—Regulation of the industry.” The U.S. government, including the Federal Trade Commission and the Department of Commerce, also continue to review the need for greater regulation over the collection of personal information and information about consumer behavior, and the U.S. Congress is considering a number of legislative proposals to regulate this area. Currently, there are various legislation related to data privacy and security pending before several legislative and regulatory bodies in the United States and worldwide that if passed could impact our operations.

We are also subject to evolving laws and regulations that dictate under what circumstances we can transfer, process and/or receive personal information that is critical to our operations, including data shared between countries or regions in which we operate. For example, in July 2020, the European Union-U.S. Privacy Shield was invalidated by the Court of Justice of the European Union (“CJEU”). While the EU and the UK issued new Standard Contractual Clauses, such transfers of European personal information continue to be subjected to regulatory and judicial scrutiny. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect the manner in which we operate and require us to change our data processing policies and measures, which may be burdensome and difficult to undertake successfully, and could adversely affect our financial results.

Due to the rapidly changing nature of these data protection laws, there is not always clear guidance from the respective governments and regulators regarding the interpretation of the law, which may create the risk of an inadvertent violation. Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and could significantly increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from self- regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain players, and otherwise adversely affect our business, financial condition, and operating results.

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

Our business involves the storage, processing, and transmission of certain proprietary, confidential, and personal information of our players. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary, or confidential information, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities.

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

If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures for our games and content could be harmed, and we could lose players. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. If we are subject to a data security breach, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures which could materially and adversely affect our business, financial condition and operating results. .

Our business depends on our ability to collect and use data to deliver relevant content and advertisements, and any limitation on the collection and use of this data could cause us to lose revenues.

When our players use our games, we may process, store, use, and share data about our players, some of which contains personal information. We use some of this data to provide a better experience for the player by delivering relevant content and advertisements. As a result of new data protection laws, which expand the definition of “personal information” to include identifiers used for advertising purposes, our players in certain jurisdictions may decide not to allow us to collect some or all of this data or may limit our use of this data. Any limitation on our ability to collect data about players and game interactions would likely make it more difficult for us to deliver targeted content and advertisements to our players. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze player data. If that happens, we may not be able to successfully adapt to player preferences to improve and enhance our games, retain existing players and maintain the popularity of our games, which could cause our business, financial condition, or results of operations to suffer.

Additionally, Internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices, including through Apple’s Identifier for Advertising, or IDFA, or Google’s Advertising ID, or AAID, for Android devices. More device and browser manufacturers are including these features as part of their standard device specifications. For example, Apple requires app developers to ask for permission before they can track an individual’s activity across apps or websites they do not own in order to target advertising to the individual, measure an individual’s actions due to advertising, or to share the individual’s information with data brokers. Similarly, Android devices allow an individual to delete their advertising ID, which prevents such tracking. If players elect to utilize the opt-out mechanisms in greater numbers, our ability to deliver effective advertisements would suffer, which could adversely affect our revenues from in-game advertising.

We are subject to certain risks as an environmental, social and governance (“ESG”) driven company, and increasing scrutiny of, and evolving expectations for, sustainability and ESG initiatives could increase our costs or otherwise adversely impact our business.

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

Furthermore, public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our platform partners and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

If the use of mobile devices as gaming platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected.

The number of people using mobile devices has increased significantly over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile games, may not grow in the way we anticipate. Approximately 75% of our revenue for the year ended December 31, 2022 and 73% for the year ended December 31, 2021 were attributable to mobile device use. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and may not achieve the anticipated return on our development efforts. Any such decline in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, or results of operations.

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

We also compete with online gaming companies, including those that offer social casino games such as Playtika, Take-Two Interactive, SciPlay, Aristocrat, and others, and some of these companies have a base of existing players that is larger than ours. In addition, our controlling shareholder, DoubleU Games, also creates and markets online games and represents a potential source of competition for talent, content development, and players. The interests of DoubleU Games may, from time to time, conflict or compete with our interests. Some of our current and potential competitors, including DoubleU Games, enjoy substantial competitive advantages, such as greater financial, technical, and other resources and, in some cases, the ability to rapidly combine online platforms with traditional staffing solutions. These companies may use these advantages to develop different platforms and services to compete with our games, spend more on advertising and marketing, invest more in research and development or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions, or player preferences or requirements. If we are not able to respond to and manage competitive pressure on our business effectively, it could adversely impact our results of operations, cash flows, and financial condition.

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

We may use open-source software in a manner that could be harmful to our business.

We use open-source software in connection with our technology and games on a limited basis. The original developers of the open-source code provide no warranties on such code. Moreover, some open-source software licenses require players who distribute open-source software as part of their proprietary software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code on unfavorable terms or at no cost. We try to use open-source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our players for use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus, there is a risk that the use of such open-source code may ultimately preclude us from charging fees for the use of certain software, require us to replace certain code used in our games, pay a royalty to use some open-source code, make the source code of our games publicly available, or discontinue certain games. Our results of operations, cash flows, and financial condition could be adversely affected by any of the above requirements.

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

The online gaming industry, in particular, was identified in industry and media reports, such as Eilers & Krejcik and AppsFlyer, as an unintended beneficiary of this pandemic as people are quarantined in their homes, and we are not an exception to this benefit. Through 2020 and 2021, we experienced increased player engagement resulting from the stay-at-home orders across the United States, and our monthly revenue benefited from the effects of the pandemic, particularly in those months when stay-at-home orders and quarantines were broadly imposed across the United States. However, the extent to which we are able to sustain this increased player engagement is uncertain and player engagement may recede, and we already noticed changes in player behaviors and consumer spending in 2022. We expect such benefit to diminish over time as COVID-related restrictions expire and consumers return to pre-COVID routines. Consequently, any change resulting in a diversion of player discretionary income to other uses, including for essential items, could adversely impact our cash flows, operating results, and financial condition. In addition, the continuation of COVID-19 has led to economic and financial uncertainty for many consumers and may continue to reduce or maintain at low amounts the disposable incomes of social casino game players resulting in a lower number of players purchasing coins or chips, or in players purchasing fewer coins or chips, which would negatively impact our results of operations, cash flows and financial condition. See “Item 5. Operating and Financial Review and Prospects—COVID-19.”

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for R&D, talent acquisition and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty, concerns of which may cause the players of our games to change their behaviors, such as to spend less on in-game purchases, which, in turn, could have a material adverse impact on our financial condition, results of operations or cash flows.

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

As of the date hereof, we have not made a determination as to our PFIC status for our current or preceding taxable year. Whether we are treated as a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Further, because the value of our goodwill may be influenced by the market price of our ADSs (and the common shares represented thereby), a decrease in the market price of our ADSs could increase the relative percentage of our passive assets for this purpose. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we are a PFIC for any year during which you hold the common shares or ADSs, then U.S. investors could be subject to adverse U.S. federal income tax consequences (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. We do not intend to provide information necessary for U.S. investors to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. U.S. investors should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our common shares or ADSs, including the availability and the advisability of making certain elections under the PFIC rules.

We may be subject to additional tax liabilities in connection with our operations or due to future legislation, which may include a “global minimum tax,” each of which could materially impact our financial position and results of operation.

We are subject to federal and state income, sales, use, value added, and other taxes in Korea, the United States and other countries in which we conduct business and such laws and rates vary by jurisdictions. In recent years, non-U.S. jurisdictions have imposed or proposed digital services taxes, including in connection with the Organization for Economic Co-Operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) Project. As part of the BEPS Project, the OECD has published a package of model standards, which include the reallocation of global profits of large multinational companies to market jurisdictions based on customer location as well as the introduction of a global minimum tax. These standards, whether imposed unilaterally by non-U.S. jurisdictions or in response to multilateral measures (e.g., the BEPS Project), could result in taxation of companies that have customers in a particular jurisdiction but do not operate there through a permanent establishment. Changes to tax law or administration such as these, whether at the state level or the international level, could increase our tax administrative costs and tax risk, and negatively affect our overall business, results of operations, financial condition and cash flows. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated over the years and may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapons and ballistic missile programs as well as its hostile military actions against Korea. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

North Korea’s economy also faces severe challenges, including impact of COVID-19, which may further aggravate social and political pressures within North Korea. In recent years, a series of bilateral summit meetings were held between Korea and North Korea in April, May, and September 2018 and between the United States and North Korea in June 2018 and February and June 2019. The United States-North Korea meeting in February 2019 ended abruptly and without an agreement after the United States refused to lift sanctions until North Korea relinquished all of its nuclear weapons. In June 2019, the United States and North Korea had another one-day summit at the Korean Demilitarized Zone, following which both sides announced a resumption of denuclearization talks. Despite attempted new outreach to North Korea by the United States under the presidency of Joe Biden in early 2021, North Korea continued to launch its missile testing programs, and heightening tensions remains and the outlook of further discussions remains uncertain.

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

Our headquarters facility is located in Seoul, Korea. In addition, four of our directors are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult for U.S. investors to serve process within the United States upon us (other than our subsidiaries) or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in Korea (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Risks related to our relationship with DoubleU Games

As a foreign private issuer, we intend to follow “home country” practice even though we may be considered a “controlled company” under NASDAQ corporate governance rules since DoubleU Games is our majority shareholder and has voting control over key decisions affecting our Company and our shareholders.

As of the date of this annual report, DoubleU Games holds approximately 67.1% of our shares. We have not entered into any voting agreement with DoubleU Games with respect to its voting of our shares in the future. Consequently, DoubleU Games, as our major shareholder, is able to exercise voting control over most decisions upon which shareholders are entitled to vote.

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

However, as a “foreign private issuer,” NASDAQ corporate governance rules allow us to follow our “home country,” Korea, rules and practice with respect to appointments to our board of directors and committees. We intend to follow home country practice as permitted by NASDAQ rather than rely on the “controlled company” exception to the corporate governance rules. Three members of our board of directors are considered “independent” under NASDAQ corporate governance rules.

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

We entered into several loans with DoubleU Games as our lender in 2018 and 2019, and the aggregate outstanding principal amount as of December 31, 2022 of such loans was KRW50 billion (US$39.7 million). These loans mature in 2024, subject to certain prepayment rights. Each loan has a fixed interest rate of 4.60% per annum, with a default interest rate of an additional 5.0% per annum. Interest accrues quarterly, commencing as of May 2019, and is due and payable in full upon maturity. Further, if we are unable to repay the loans at maturity in 2024, we may not be able to continue our operations if we are unable to secure additional financing or otherwise restructure the loans. Although these loans are unsecured, we could nonetheless be forced by DoubleU Games to liquidate our operations and dissolve. See “Item 5B. Liquidity and Capital Resources—Short-term and long-term borrowings.”

A significant portion of our intellectual property portfolio is subject to license agreements with DoubleU Games and our operations could be adversely affected by the amount of royalty payments we are required to make under the agreements.

We are subject to a number of licensing and research and development agreements with DoubleU Games. As of the date of this annual report, DoubleU Games controlled approximately 67.1% of our shares. DoubleU Games has granted us exclusive rights during the term of the agreements for development and distribution of social casino game titles and sequels in social online gaming. As of December 31, 2022, we license approximately 48 slot gaming intellectual property rights from DoubleU Games that are actively offered to end users through our games. We are obligated to pay royalties and license fees to DoubleU Games in connection with these rights. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. If the parties decide to terminate, it could materially adversely affect our ability to continue to use and exploit these rights and the associated gaming content we distribute through our channels. In such event, our business operations, including our revenues and profitability, could be materially harmed unless and until we are able to create or acquire new revenue streams of comparable financial impact. In addition, our reputation would suffer from the loss of this content and we could lose all or a substantial portion of our players for an indefinite period.

Risks related to the ownership of our common shares and ADSs

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and stock exchange requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of NASDAQ, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Three members of our board of directors are considered “independent” under NASDAQ corporate governance rules, and we intend to appoint more independent directors over time. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

The requirements of being a public reporting company require significant resources and management attention and affect our ability to attract and retain executive management and qualified board members.

As a public reporting company, we incur legal, accounting, and other expenses that we did not previously incur as a private company. We are subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the NASDAQ rules, and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, make some activities more difficult, time- consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” Further, these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors.

Pursuant to Section 404 of the Sarbanes-Oxley Act, once we are no longer an emerging growth company, we may be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which will further increase our cost and expense. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time- consuming.

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

Under Korean law, shareholder who holds more than 3% of equity interest of a company has the right to present shareholder proposals at the company’s annual general meeting of shareholders. Accordingly, STIC Special Situation Diamond Limited (“STIC”), which currently holds 20.2% of our issued and outstanding common shares, requested and has been granted, to present a shareholder proposal to approve the declaration of a cash dividend in the aggregate amount of $50 million at our 2023 annual general meeting of shareholders held on March 29, 2023. As such, notwithstanding our general intention not to pay dividends in the foreseeable future, in the event that a shareholder proposal is approved and adopted at an annual general meeting by our shareholders, we may declare an appropriate cash dividend in accordance therewith. Any such declared dividend would be paid shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year.

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

We may also be called on to defend ourselves against lawsuits relating to our business operations and/ or the industry in which we operate. Some of these claims may seek significant damage amounts due to the nature of our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. A future unfavorable outcome in a legal proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlement or judgment costs, and a diversion of management’s attention and resources that are needed to successfully run our business.

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

A. History and Development of the Company

Our Company was originally established as The8Games Co., Ltd., in Seoul, Korea in 2008, an interactive entertainment studio focused on the development and publishing of casual games and mobile applications. In 2016, DUG acquired a controlling stake in our Company and, in 2017, DUG acquired the remaining stake in our Company, making us a wholly-owned subsidiary of DUG. Later in 2017, DUG also acquired DDI-US through our Company, believing that our strengths could be highly complementary to DDI-US for creating more powerful social casino gaming content. We changed our name to DoubleDown Interactive Co., Ltd. in December 2019. In February 2020, we acquired Korea-based Double8 Games from DUG. Our ADSs representing common shares have been listed and traded on The Nasdaq Stock Market under the symbol “DDI” since August 31, 2021.

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

B. Business Overview

We are a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players. We have been an early pioneer in the social casino gaming segment of casual gaming and were among the initial publishers to launch a social casino game on the Facebook platform in 2010 with the release of DoubleDown Casino. As the market has shifted materially to mobile platforms in recent years, we have also embraced new distribution channels for our games, which have significantly expanded our overall reach and market opportunity. Our games attract players of social casino and casual games, and have been installed over 115 million times to date. During 2022, an average of 2.2 million players played our games each month.

Our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games. Within the social casino segment of casual gaming, which includes free-to-play online slots, poker, table games, and bingo, DoubleDown Casino was ranked the fifth among the top game titles by gross revenue during 2022, according to Eilers & Krejcik, which estimated that the global social casino market was approximately $7.5 billion in 2022. As one of the leading players in social casino today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players.

We believe that success in casual gaming requires a combination of creativity and data science to acquire, engage and retain players. We have a deep understanding of our players which allows us to hone our game development, content strategy, and live game operations. Our all-in-one approach that combines numerous pieces of content within a single game streamlines the player experience while our best-in-class gaming elements, including graphics, user interface, and meta-features, such as daily challenges and loyalty programs, keep our players engaged. Collectively, our players exhibit higher monetization compared to that of our social casino peers, which we believe reflects our successful approach. Our ARPDAU was $0.97 during 2022.

We believe our access to content is among the broadest in the gaming industry. In addition to our internally- developed content, we also have access to content from IGT, one of the largest casino equipment suppliers in the world, and creator of well-known slot games such as Cleopatra, Wolf Run, and Megabucks, as well as from DoubleU Games, our controlling shareholder and a leading developer and publisher of social casino games based in Korea. Since 2008, we have had access to over 2,000 slot titles through our partnerships with IGT and DUG and we have internally developed a catalogue of over 48 original slot titles. We continue to provide our players with a superior gaming experience by leveraging our three content pillars: DDI, IGT, and DUG.

Recent developments

In January 2023, we entered into a Share Purchase Agreement to acquire SuprNation AB (“SuprNation”), a European-based i-gaming company providing differentiated casino gaming experiences, for a cash consideration of approximately €33 million, on a cash free and debt free basis and subject to final review of SuprNation’s financial results of 2022. SuprNation operates in certain regulated European markets with gaming licenses in jurisdictions including Sweden, Great Britain, Malta and the Isle of Man, and its flagship title, Duelz.com, offers real money gaming with peer-to-peer gamification and social features designed to improve monetization and engagement. The acquisition is expected to close during the second quarter of 2023, subject to satisfaction or waiver of certain customary closing conditions, including without limitation, certain regulatory approvals. Following the closing, SuprNation AB will be a direct, wholly-owned subsidiary of DDI-US.

The roots of our business

Our Company was originally established as The8Games Co., Ltd., in Seoul, Korea in 2008, an interactive entertainment studio focused on the development and publishing of casual games and mobile applications. In 2016, DUG acquired a controlling stake in our Company and the remaining stake was acquired by DUG in 2017, making us a wholly-owned subsidiary. Later in 2017, DUG also acquired DDI-US from IGT through our Company, believing that our strengths are highly complementary to DDI-US for creating more powerful social casino gaming content. Following the acquisition, DDI-US began to leverage IGT’s expansive selection of land-based casino content, which we continue to utilize through a licensing agreement, to release proven slot titles designed to enrich the authentic playing experience of our games. Additionally, DUG provides our Company with a strong catalogue of casino content and the operating expertise of an early mover and leader in social casino gaming. We currently operate in the United States through DDI-US, our wholly-owned subsidiary. We changed our name to DoubleDown Interactive Co., Ltd. in December 2021. Our current corporate structure is as follows:

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

Industry overview and market opportunity

Gaming has gained widespread popularity over the last decade and has become one of the largest forms of entertainment globally. Consumer spending on gaming was estimated to be approximately $185 billion in 2022, according to data from Newzoo 2022, of which approximately 50% was generated by mobile device activity. This has been driven by a number of technology and consumer trends:

•

Growth of mobile platforms and entertainment increasingly consumed through mobile. According to data from Newzoo Online, mobile gaming revenue will exceed $100 billion by 2025. We believe this trend presents an opportunity for greater engagement with players on mobile devices.

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

We believe that our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games. The global social casino market was estimated to be approximately $7.5 billion in 2022 according to Eilers & Krejcik. We believe that casual and social casino genres are converging, blending elements into new games. As one of the leading players in social casino gaming today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players. Our management and development teams have experience developing both social casino and casual games.

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

Content strategy

We release new content with a high velocity cadence, typically every 1.5 to 2 weeks. Fresh content is important in heightening player engagement, providing new opportunities for players to utilize virtual chips, and motivating additional purchases. We continually analyze in real-time how our slot titles are performing across our games to provide insights into which content in our development pipeline is optimal to introduce next. We extend our performance analysis to all in-market titles, and our development speed enables us to be a fast- follower for any type of content gaining traction in the market. If our data analytics show a particular style of content driving increases in monetization or number of playing sessions per player, we believe we can quickly and efficiently introduce related content. For example, our decision to expand the scope of our content beyond authentic slot titles to include more original social casino content was based on the strong positive data trends seen in the performance of initial content launches of this type.

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

Our strengths

•

All-in-one strategy offers scalability, player insights, and operational efficiency. Our all-in-one approach allows our players to access our extensive library of slot content through a single game download. The all-in-one approach provides an enhanced understanding of our players as all of their behaviors take place within the same game. By centralizing our content into fewer games, we can also adopt a more focused and efficient approach to user acquisition. Our all-in-one approach improves our marketing efficiency, promotes awareness of our games, and reduces cannibalization across multiple games.

•

Access to deep content libraries and proven track record of developing new content. We have access to hundreds of highly recognizable, branded land-based slot titles through our partnership with IGT which enables us to deliver an authentic casino floor experience to our players. Our parent company, DUG, also has deep experience in developing social casino games. More than 300 titles are available to us exclusively, further enriching our content library. In addition to IGT and DUG content, our in-house research and development team develops proprietary slot content. Collectively, we have had access to over 2,000 slot titles through our partnerships with IGT and DUG and we have internally developed a proprietary catalogue of over 48 original slot titles.

•

Comprehensive player lifecycle management. We employ a rigorous, data-driven approach to player lifecycle management from user acquisition to ongoing engagement and monetization. We use internally-developed analytic tools to segment and target players and to optimize user acquisition spend across multiple channels. We believe our comprehensive, data-driven approach to managing players throughout the entirety of their lifecycle drives better monetization than our competitors, resulting in ARPDAU of $0.97 for 2022.

•

Robust technology platform. We operate on a centralized, cloud-based technology platform which enables us to consistently launch high-quality slot content and operate our games on a global level. In addition, we have proprietary porting capabilities that allow us to implement content from DUG and IGT quickly and efficiently. Lastly, our high-capacity servers minimize loading time and service outage risks, contributing to a streamlined and consistent gaming experience for our players.

•

Deep talent pool and shareholder support. We have a global development team with extensive experience across multiple geographies and functions. Our management team and employee base have a proven track record of creating and scaling social casino and casual games. We also benefit from our controlling shareholder DUG, a leader in the social casino gaming industry, with whom we regularly engage to share best practices.

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

Expand

We intend to build, launch and scale additional games in adjacent gaming segments using our skilled and experienced creative and technical experts many of whom have worked on successful mobile games outside social casino. This includes expansion into new gaming categories such as action role-playing games, or RPG, casual casino, and hyper-casual to capture an increased share of the fast-growing mobile games market. For example, we launched our first action RPG game, Undead World: Hero Survival, in the second half of 2021. We believe we can further leverage our existing content to grow in regions that share familiarity with our current content and gameplay features, such as Australia and Western Europe.

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

DoubleDown Casino, our flagship game, targets social casino gamers who value authentic Vegas-style gameplay. The game replicates the land-based casino environment and utilizes our internally-developed slot titles, as well as those from IGT and DUG. A pioneer in the social casino gaming industry, DoubleDown Casino was first introduced in April 2010 on Facebook and achieved 10 million cumulative downloads in just 23 months. In February 2012, the DoubleDown Casino mobile app was launched on Apple App Store, Google Play Store, and Amazon Appstore. In 2018, we fully renewed the game by incorporating additional content, including from DUG, along with additional engaging in-app features such as High Limit Room, Jackpot Happy Hour, vouchers and coupon systems, and more granular membership segmentation. DoubleDown Casino features 310 free-to-play slots as of December 31, 2022. Almost a decade after its initial launch, DoubleDown Casino remains one of the most recognized social casino games, and ranked the fifth among the top game titles by revenue during 2022, according to Eilers & Krejcik.

DoubleDown Fort Knox (launched in April 2018)

Start screen	Lobby	Slot game start screen	Time-based bonuses

DoubleDown Fort Knox is offered as a mobile app on Apple App Store and Google Play Store. DoubleDown Fort Knox utilizes an advanced technology platform allowing for an immersive experience which appeals to a younger player demographic. Additionally, DoubleDown Fort Knox offers a suite of compelling meta-features, including daily bingo challenges and progress boosters. DoubleDown Fort Knox features 99 slots and had recorded over 3.9 million cumulative installations as of December 31, 2022.

DoubleDown Classic (launched in July 2017)

Start screen	Lobby

Slot game start screen	Daily Bonus

DoubleDown Classic focuses on players with a strong appetite for classic wheel-based slot games, who prefer an old-fashioned, mechanical, reel-based gaming experience. In this game, players can find some of the most traditional and popular 3-reel and 5-reel slots seen in land-based casinos, which are designed to maximize authenticity of the gaming experience. DoubleDown Classic is offered through Apple App Store and Google Play Store, with over 2.0 million cumulative installations as of December 31, 2022.

Undead World: Hero Survival (launched in September 2021)

Start screen	Lobby	Character placement screen	PvE game play screen

Undead world: Hero Survival is offered as our first RPG style, a turn-based mobile adventure game which appeals to younger generations. This game allows players to collect heroes and build a team to battle zombie hordes. Heroes can be gained via gameplay or can be unlocked as in-game rewards. Heroes level up by gaining experience by completing quests or battles. Undead world: Hero Survival offers meta-features, including daily feature quests and idle rewards. Undead world: Hero Survival had recorded over 1.2 million cumulative installations as of December 31, 2022.

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

Our development operations are based in our Seoul headquarters facility, which includes a Korea game development center. The Korea center has approximately 172 employees who focus on the design, development, testing and delivery of our social casino games as well as the integration of our gaming platform with other internet applications and platforms. Our expenditures on technology and content development were approximately $18.2 million in 2022 and approximately $18.5 million in 2021.

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

Competition

We face significant competition in all aspects of our business. Our primary social casino game competitors include Playtika (acquired by a group of investors led by Shanghai Giant Network Technology Co.), Product Madness/Big Fish Games (subsidiaries of Aristocrat), Take-Two Interactive, and SciPlay. Our principal competitors in the broader casual game market include Electronic Arts, Activision Blizzard, Electronic Arts, Take Two Interactive, Kabam, Rovio, and Tencent Holdings. On the broadest scale, we compete for the leisure time, attention, and discretionary spending of our players versus other forms of online entertainment, including social media, reading, and other video games on the basis of a number of factors, including:

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

Intellectual property

We rely on a combination of patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. As of December 31, 2022, we have five registered patents in the United States, one pending patent application in Canada, 17 registered trademarks in the United States, 10 trademarks pending in the United States, and 59 registered trademarks in jurisdictions outside of the United States.

We also license a significant amount of the intellectual property that we use in our business from IGT pursuant to the IP License Agreement. We entered into the IP License Agreement with IGT on June 1, 2017, and it was subsequently amended on October 4, 2018 and May 30, 2020. Pursuant to the IP License Agreement, as amended, IGT has granted us an exclusive, perpetual and irrevocable license to license and distribute certain IGT social casino game titles in the social online game field of use launched before June 1, 2020. For each slot game first launched in the social online game field by DDI-US starting on June 1, 2020, the license from IGT is non-exclusive, perpetual and irrevocable. The IP License Agreement has an initial term of ten years, and may be renewed, if certain conditions are met, for two additional five-year periods. The IP License Agreement may be terminated by either us or IGT for cause. Pursuant to the IP License Agreement, as of December 31, 2022, we license from IGT approximately 320 slot gaming intellectual property rights that are actively offered to end users through our game titles.

We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleU Games License Agreement, DoubleU Games grants us an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. Pursuant to the DoubleU Games License Agreement, as of December 31, 2022, we license approximately 48 game titles that are actively offered to end users. The exclusive license is subject to our payment of license fees. As amended to date, the agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement.

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

On September 17, 2018, 15 international gambling regulators, plus the Washington State Gambling Commission, signed a declaration expressing concern “with the risks posed by the blurring of lines between gambling and other forms of digital entertainments such as video gaming,” including, among others, social casino gaming. The regulators committed to work together to analyze the characteristics of video games and social gaming and to engage in an informed dialogue with the video game and social gaming industries to ensure the appropriate and efficient implementation of applicable laws and regulations. The regulators also indicated they would work closely with their consumer protection enforcement agencies. Several other gambling regulators have joined as new signatories to the declaration since its publication. We cannot predict the likelihood, timing, scope, or terms of any actions taken as a result of the declaration.

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

In addition, rulings from the Court of Justice of the European Union (“CJEU”) may have a great impact on how companies subject to the GDPR process EU personal data. For example, in July 2020 the CJEU ruled that the EU—U.S. Privacy Shield certification was no longer a valid mechanism for transferring personal data from the European Union to the United States. While the EU and the UK issued new Standard Contractual Clauses, such transfers of European personal information continue to be subjected to regulatory and judicial scrutiny. We have taken appropriate steps to legitimize the transfer of such data that previously relied on EU—U.S. Privacy Shield certification.

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

The interpretation and practical implication of several provisions remain somewhat uncertain. Moreover, the California Privacy Rights Act, which was passed by ballot proposition in November 2020, amends the CCPA to provide even more expansive rights to California residents, and took effect on January 1, 2023. It is clear that the effects of the CCPA/CPRA are significant and that they will require us to modify our data, security, and marketing practices and policies, and to incur substantial costs and expenses in an effort to comply with the CCPA and other applicable data protection/privacy laws, such as the newly enacted privacy laws in Virginia, Colorado, Connecticut and Utah, which go into effect in 2023. The U.S. government, including the Federal Trade Commission and the Department of Commerce, also continue to review the need for greater regulation over the collection of personal information and information about consumer behavior, and the U.S. Congress is considering a number of legislative proposals to regulate this area. Currently, there are various legislation related to data privacy and security pending before several legislative and regulatory bodies in the United States and worldwide that if passed could impact our operations.

Due to the rapidly changing nature of these data protection laws, there is not always clear guidance from the respective governments and regulators regarding the interpretation of the law, which may create the risk of an inadvertent violation. Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and could significantly increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain players, and otherwise adversely affect our business, financial condition, and operating results.

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

Our employees

As of December 31, 2022, we had approximately 256 full-time employees worldwide, of whom approximately 172 are based in our Seoul facility and 84 are based in our Seattle facility. We have 203 employees dedicated to technology and content development, 37 in marketing, and 16 in general administration. We do not have any part-time employees nor do we have any unions or collective bargaining agreements with any of our employees.

C. Organizational Structure

Our principal operating subsidiaries as of December 31, 2022 are as follows:

Legal Entity Name	Jurisdiction	Percentage Interest Held
DoubleDown Interactive, LLC	Washington	100%
Double8 Games Co., Ltd.	Republic of Korea	100%

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

Our revenue decreased to $321.0 million in 2022 from $363.2 million in 2021. We recorded a net loss of $234.0 million in 2022, compared to a net income of $78.1 million in 2021. Our Adjusted EBITDA decreased to $101.6 million in 2022 from $120.1 million in 2021. See “Item 5. Operating and financial review and prospect—Other key performance indicators and non-GAAP metrics and trends” below for a description of Adjusted EBITDA and for a reconciliation to net income, the most directly comparable financial measure calculated in accordance with U.S. GAAP.

COVID-19

The global pandemic associated with COVID-19 has caused major disruption to all aspects of the global economy and societies in recent months, particularly as quarantine and stay-at-home orders have been imposed by all levels of government.

The online gaming industry, in particular, was identified in industry and media reports, such as Eilers & Krejcik and AppsFlyer, as an unintended beneficiary of this pandemic as people are quarantined in their homes, and we are not an exception to this benefit. Through 2020 and 2021, we experienced increased player engagement resulting from the stay-at-home orders across the United States, and our monthly revenue benefited from the effects of the pandemic, particularly in those months when stay-at-home orders and quarantines were broadly imposed across the United States. However, the extent to which we are able to sustain this increased player engagement is uncertain and player engagement may recede, and we already noticed changes in player behaviors and consumer spending in 2022. We expect such benefit to diminish over time as COVID-related restrictions expire and consumers return to pre-COVID routines. Consequently, any change resulting in a diversion of player discretionary income to other uses, including for essential items, could adversely impact our cash flows, operating results, and financial condition. In addition, the continuation of COVID-19 has led to economic and financial uncertainty for many consumers and may continue to reduce or maintain at low amounts the disposable incomes of social casino game players resulting in a lower number of players purchasing coins or chips, or in players purchasing fewer coins or chips, which would negatively impact our results of operations, cash flows and financial condition.

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

We believe that cohort behavior provides insight into the overall revenue retention dynamics of our business, reflecting our ability to convert players into paying players and drive monetization of our games over time. In 2022, 92% of our revenue was generated by installations prior to 2021. Our 2011 to 2021 cohorts experienced an 83% revenue retention in 2022, demonstrating our ability to consistently retain and monetize players. The chart below represents our quarterly gross player purchases by yearly installations subsequent to our acquisition by DUG in June 2017.

Other key performance indicators and non-GAAP metrics and trends

In addition to the measures presented in our consolidated financial statements, we use the following key performance indicators and non-GAAP financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Three months ended
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Average MAU (000s)	2,084	2,267	2,328	2,309	2,433	2,447	2,544	2,647	2,704	2,894	3,083	3,004
Average DAU (000s)	855	907	940	975	1,022	1,033	1,057	1,082	1,131	1,169	1,239	1,195
Payer Conversion Rate (%)	5.4%	5.2%	5.2%	5.5%	5.5%	5.7%	5.8%	5.7%	5.5%	5.4%	5.4%	5.0%
ARPDAU ($)	$0.98	$0.96	$0.95	$0.97	$0.97	$0.96	$0.99	$0.99	$0.87	$0.86	$0.89	$0.70
Adjusted EBITDA ($ in millions)(1)	$24.71	$24.96	$24.96	$24.70	$25.80	$30.20	$31.10	$33.10	$29.70	$28.90	$36.30	$25.40
Adjusted EBITDA Margin (%)(1)	32.4%	31.7%	31.0%	31.5%	29.9%	34.7%	34.4%	34.2%	32.6%	31.4%	36.6%	33.4%

(1)	For a reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP measures” below.

Average monthly active users (MAU)

We define Monthly Active Users, or MAU, as the average number of players who played one of our games in a particular month during the period presented. An individual who plays two different games or from two different devices may in certain circumstances, be counted twice. However, we use third-party data and registration for our loyalty program to limit the occurrence of double counting. Average MAU for a period is the average of MAUs for each month for the period presented.

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

Adjusted EBITDA

We define Adjusted EBITDA as operating income before interest expense, income tax expense, depreciation and amortization, foreign currency transaction and remeasurement gains and losses, other income (expense), net (including interest income), and impairments and significant loss contingencies. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period. Management has presented the performance measure Adjusted EBITDA because it monitors performance at a consolidated level and believes that this measure is relevant to an understanding of the Company’s financial performance. In addition, we believe this metric provides useful information in understanding our operating performance and trends in our business. Adjusted EBITDA is not a defined performance measure in U.S. GAAP. The Company’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities. For a reconciliation of Adjusted EBITDA to net income, see “—Reconciliation of non-GAAP measures” below.

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

International growth and expansion

We currently generate most of our revenue from the United States, though we plan to expand our reach internationally over time, particularly in Asia-Pacific and Western Europe. For example, in January 2023, we entered into a Share Purchase Agreement to acquire SuprNation AB, a European-based i-gaming company providing differentiated casino gaming experiences. See “Item 4B. Business overview—Recent developments”. Our international expansion will require us to devote additional resources to marketing, user acquisition, and localization of content. Our financial performance may be impacted by our geographic expansion initiatives.

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

Summarized consolidated results

Revenue

We generate substantially all of our revenue from the sale of in-game virtual chips, which players of our games can use to enhance their game-playing experience. We also generate a small portion of our revenue from our subscription model, which offers early access to new slot contents and daily bonus virtual chips to certain of our DoubleDown Fort Knox users for a monthly subscription fee. Purchases of virtual chips by individual players are made on mobile and web-based platforms, such as the Apple, Facebook, Google, and Amazon platforms. These platforms typically charge us a fixed percentage fee for their payment processing and other services, and remit payments to us net of their fees. We recognize revenue on a gross basis for amounts we charge to players and record a corresponding cost of revenue for the amount paid to our platform partners.

Operating expenses

Operating expenses consist primarily of cost of revenue, sales and marketing expenses, research and development expenses, general and administrative expenses, and depreciation and amortization, each as more fully described below.

Cost of revenue

Cost of revenue includes payment processing fees, royalties, customer service, and hosting fees. Platform providers (such as Apple, Facebook, Google, and Amazon) charge a transactional payment processing fee to accept payments from our players for in-app consumable virtual goods purchased. Royalty fees are incurred and paid in accordance with the license agreements of the applicable intellectual property. Customer service consists of salaries, bonuses, benefits, and general and administrative expenses incurred to operate this service to our players. Depreciation and amortization expenses are excluded from cost of revenue and are separately presented on the consolidated statements of operations.

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

General and administrative

General and administrative generally consists of salaries, bonuses, benefits, severance payments, and other compensation for all our corporate support functional areas including our executives. In addition, general and administrative expenses include outsourced professional services such as consulting, legal and accounting services, taxes and dues, insurance premiums, as well as costs associated with maintaining our property and infrastructure.

General and administrative expenses increased from $22.6 million in 2021 to $431.8 million in 2022, which was primarily due to a loss contingency charge of $141.8 million and an impairment of goodwill and intangibles of $269.9 million. Both charges are one-time charges and non-reoccurring in nature. As such, we expect general and administrative expenses to stabilize over time as our public company reporting processes continue to be refined.

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

Our other expenses consist primarily of interest expense, driven primarily by the 4.6% Senior Notes due to a related party with an aggregate principal amount of KRW100 billion (US$79.4 million) at inception. The 4.6% Senior Notes accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity date on May 27, 2024. Voluntary principal and interest payments were made in June and September 2020. Principal of KRW20 billion (US$15.9 million) and interest of KRW1.2 billion (US$1.0 million) was paid in June 2020 and principal of KRW30 billion (US$23.8 million) and interest of KRW3.1 billion (US$2.5 million) was paid in September 2020.

Income tax expense (benefit)

Income tax expense (benefit) consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily the United States, as well as deferred income taxes and changes in the related assessment of the recoverability of deferred tax assets reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under current U.S. tax law, the federal statutory tax rate applicable to corporations is 21%. Our operations in Korea do not report income taxes as we have sufficient net operating loss carryforwards for local tax purposes. Our annual effective tax rate fluctuates based on our financial results, as well as the product mix and geographic breakdown of operations and sales. Additionally, future effective tax rates are subject to the tax regimes in which we operate remaining consistent with their current arrangements.

A.	Operating Results

Summarized consolidated results of operations

	Year ended December 31,			Change
($ in millions, except percentages)	2022	2021	2020	2022 vs 2021		2021 vs 2020
Revenue	$321.0	$363.2	$358.3	$(42.2)	(11.6)%	$4.9	1.4%
Operating expenses	$634.9	$264.5	$269.6	$370.4	140.0%	$(5.1)	(1.9)%
Operating income (loss)	$(313.9)	$98.7	$88.7	$(412.6)	(418.0)%	$10.0	11.3%
Net income (loss)	$(234.0)	$78.1	$53.6	$(312.1)	(399.6)%	$24.5	45.7%
Adjusted EBITDA(1)	$101.6	$120.1	$120.3	$(18.5)	(15.4)%	$(0.2)	(0.2)%
Operating Margin	(97.8)%	27.2%	24.8%	(125.0)pp	(459.6)%	2.4pp	9.7%
Adjusted EBITDA margin(1)	31.6%	33.1%	33.6%	(1.4)pp	(4.2)%	(0.5)pp	(1.5)%

(1)	For reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP measures” below.

pp=percentage points.

Reconciliation of non-GAAP measures	Year ended December 31,
(in millions, except percentages)	2022	2021	2020
Net income (loss)	$(234.0)	$78.1	$53.6
Income tax expense	71.2	22.5	21.6
Income before tax	(305.2)	100.6	75.2
Adjustments for:
Depreciation and amortization	3.8	17.9	31.6
Loss contingency	141.8	3.5	—
Impairment of goodwill and intangibles	269.9	—	—
Interest expense	1.8	2.0	10.8
Foreign currency transaction/remeasurement (gain) loss	(5.8)	(3.0)	(2.1)
Short-term investments (gain) loss	0.2	—	—
Other income (expense), net	(4.9)	(0.9)	4.8
Adjusted EBITDA	$101.6	$120.1	$120.3
Adjusted EBITDA Margin	31.6%	33.1%	33.6%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue and key performance indicators

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Revenue
Mobile	$241.9	$264.9	$(23.0)	(8.7)%
Web	79.1	98.3	$(19.2)	(19.5)%

Total Revenue	$321.0	$363.2	$(42.2)	(11.6)%

Revenue information by geography(1)

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Revenue
US (1)	$282.0	$317.6	$(35.6)	(11.2)%

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
International	39.0	45.6	$(6.6)	(14.5)%

Total Revenue	$321.0	$363.2	$(42.2)	(11.6)%

(1)	Revenue by geography is an estimate based on available information. When location data cannot be validated, the location is assumed to be in the United States.

Key performance indicators

	Year ended December 31,		Change
(in millions, except ARPDAU and percentages)	2022	2021	2022 vs 2021
Key performance indicator
Mobile penetration	75.4%	72.9%	2.4pp	3.2%
Average MAU	2.2	2.4	(0.2)	(8.3)%
Average DAU	1.0	1.0	—	—
ARPDAU	$0.97	$0.97	—	16.9%

pp=percentage points.

Our revenue decreased by 11.6% from $363.2 million in 2021 to $321.0 million in 2022, primarily due to the normalization of player activities after the lifting of stay-at-home orders and other COVID-related restrictions in the second quarter of 2022 compared to the prior year, as well as changes in player behaviors relating to inflation and global economic concerns during 2022.

Approximately 75.4% of our revenue was attributable to players on mobile platforms in 2022 compared with 72.9% in 2021, representing an increase of 2.5 percentage points. The increase in mobile penetration in 2022 was related to our strength in mobile user acquisition and game content that optimizes the experience for the mobile user and the continued shift in players migrating from web to mobile platforms to play our games.

Average MAU decreased 8.3% for the year ended December 31, 2022 compared to 2021, primarily as a result of the normalization of player engagement following the reduction in stay-at-home and work-from-home initiatives as the COVID pandemic eased. Moreover, according to Eilers & Krejcik, DAU across social casino gaming industry has been on a systemic decline due to the maturation of the gaming category.

While MAU and DAU are indicators of the scale of our player base and the potential number of paying players, we consider these metrics to be more reflective of our decisions on how to allocate marketing spend and less significant to our revenue than the total amount that paying users spend. We review and assess the impact of our marketing spend, in particular, on these metrics and makes adjustments as we consider necessary to grow total revenue.

Other metrics

	Year ended December 31,		Change
	2022	2021	2022 vs 2021
Average MPUs (in thousands)(1)	120	139	(19)	(13.7)%
Average monthly revenue per player(2)	$226	$218	$8	3.7%
Payer conversion rate	5.3%	5.7%	(0.4)pp	(6.5)%

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

For the year ended December 31, 2022, our Average MPU decreased 13.7% and average monthly revenue per payer increased 3.7% when compared to December 31, 2021, with our payer conversion rate decreasing 0.4 percentage point for the comparative period. Our average monthly revenue per payer increased, as the payers who continued playing our games, particularly after the COVID-related restrictions expired, as we believe, on average tended to spend more in game than those who no longer play.

Operating expenses

Cost of revenue

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2022	2021	2022 vs 2021		2022	2021	2022 vs 2021 Change
Cost of revenue (1)
Platform	$95.5	$108.0	$(12.5)	(11.6)%	29.8%	29.7%	nm
Data center	2.7	2.4	0.3	12.5%	0.8%	0.7%	0.2pp
Royalty	10.4	15.5	(5.1)	(32.9)%	3.2%	4.3%	(1.0)pp
Customer service	0.7	0.7	—	—	0.2%	0.2%	nm
Total cost of revenue	$109.3	$126.6	$(17.3)	(13.7)%	34.0%	34.9%	(0.8)pp

(1)	Excluding depreciation and amortization.

nm=not meaningful.

pp=percentage points.

Cost of revenue decreased by 13.7% from $126.6 million in 2021 to $109.3 million in 2022, primarily as a result of decreased platform fees that generally correspond with a decrease in revenues. Cost of revenue as a percentage of revenue decreased by 0.8 percentage point from 34.9% in 2021 to 34.0% in 2022, due to the success of our internally developed original slot games resulting in lowered royalties and improved technology efficiencies.

Sales and marketing

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2022	2021	2022 vs 2021		2022	2021	2022 vs 2021 Change
Sales and marketing (1)	$71.9	$78.8	$(6.9)	(8.8)%	22.4%	21.7%	0.7pp

(1)	Excluding depreciation and amortization.

pp=percentage points.

Sales and marketing expenses decreased by 8.8% from $78.8 million in 2021 to $71.9 million in 2022, primarily due to a decrease in user acquisition advertising spend. Total user acquisition advertising costs were

$74.2 million in 2021, representing 20.4% of revenue in 2021, and were $67.9 million in 2022, representing 21.2% of revenue in 2022, and an increase of 0.8 percentage point from 2021, primarily due to the decrease in revenue outpacing the decrease in advertising costs. Total sales and marketing expenses as a percentage of revenue increased by 0.7 percentage point from 21.7% in 2021 to 22.4% in 2022.

Research and development

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2022	2021	2022 vs 2021		2022	2021	2022 vs 2021 Change
Research and development (1)	$18.2	$18.5	$(0.3)	(1.6)%	5.7%	5.1%	0.6pp

(1)	Excluding depreciation and amortization.

pp=percentage points.

Research and development expenses decreased by 1.6% from $18.5 million in 2021 to $18.2 million in 2022, due to the transition of certain development activities from DDI-US to our headquarters in Korea. Research and development as a percentage of revenue increased by 0.6 percentage point from 5.1% in 2021 to 5.7% in 2022.

General and administrative

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2022	2021	2022 vs 2021		2022	2021	2022 vs 2021 Change
General and administrative (1)	$20.1	$19.1	$1.0	5.2%	6.3%	5.3%	1.0pp
Loss contingency	$141.8	$3.5	$138.3	3,951.4%	44.2%	1.0%	43.2pp
Impairment of goodwill and intangibles	$269.9	—	$269.9	—	84.1%	—	84.1pp

Total general and administrative	$431.8	$22.6	$409.2	1,810.6%	134.5%	6.2%	128.3pp

(1)	Excluding depreciation and amortization.

pp=percentage points.

General and administrative expenses increased from $22.6 million in 2021 to $431.8 million in 2022. The increase was primarily due to a loss contingency charge of $141.8 million reflecting the incremental charge associated with the agreement in principle to settle the Benson class action complaint and associated proceedings and an impairment of goodwill and intangibles of $269.9 million, of which $15.0 million related to our trademarks and $254.9 million related to our goodwill. See Note 2: Significant accounting policies to our audited consolidated financial statements appearing elsewhere in this annual report. Both charges are one-time charges and non-reoccurring in nature. General and administrative expenses would have increased 5.2% from $19.1 million in 2021 to $20.1 million in 2022 if the loss contingency relating to the Benson case and the goodwill impairment were excluded.

Depreciation and amortization

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Depreciation and amortization	$3.8	$17.9	$(14.1)	(78.8)%

Depreciation and amortization decreased by 78.8% from $17.9 million in 2021 to $3.8 million in 2022, primarily resulting from the completed amortization of certain identifiable intangible assets.

Other income and other expenses

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Other income
Gain on foreign currency transaction	$7.0	$1.1	$5.9	536.4%
Gain (loss) on foreign currency remeasurement of intercompany item	(1.2)	1.9	(3.1)	(163.2)%
Gain (loss) on short-term investments	(0.2)	—	(0.2)	nm
Interest income	5.0	0.2	4.8	2,400.0%
Miscellaneous income (expense)	(0.1)	0.7	(0.8)	(114.3)%

Total other income	$10.5	$3.9	$6.6	169.2%
Other expenses
Interest expenses	$1.8	$2.0	$(0.2)	(10.0)%
Miscellaneous expenses	—	—	—	nm

Total other expenses	$1.8	$2.0	$(0.2)	(10.0)%

Total other income/(expense), net	$8.7	$1.9	$6.8	357.9%

nm=not meaningful.

Other income/expenses increased 357.9% from $1.9 million in 2021 to $8.7 million in 2022, primarily due to increases in gain on foreign currency transaction and interest income, partially offset by loss on foreign currency remeasurement of intercompany item and miscellaneous expenses that we incurred in 2022. The increase in gain on foreign currency transaction was primarily due to favorability in the exchange rate for transactions denominated in U.S. dollars at our subsidiaries in the United States, and the increase in interest income was primarily due to increase in yields on cash and cash equivalent balances following U.S. interest rate increases. Our gain (loss) on foreign currency remeasurement of intercompany item reflects changes in ending balances denominated in U.S. dollars for intercompany item.

Income tax expense (benefit)

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Income tax expense (benefit)	$(71.2)	$22.5	$(93.7)	(416.4)%

Income tax decreased by 416.4% from an expense of $22.5 million in 2021 to a benefit of $71.2 million in 2022, primarily due to a decrease in taxable income primarily related to the loss contingency and impairment of goodwill and intangibles, both non-reoccurring events. Our effective income tax rate were 23.3% and 22.3% for the year ended 2022 and 2021, respectively, which differed from our statutory tax rate of 20.0% primarily due to foreign rate differential, withholding taxes offset by tax credits, the benefit of a FDII deduction and research tax credits offset by withholding taxes, state taxes, and a valuation allowance on certain Korean tax attribute.

For further information regarding our income tax expenses, see Note 7: Income taxes to our audited consolidated financial statements appearing elsewhere in this annual report.

Net income

Net income decreased by 399.6%, or $312.1 million, from a net income of $78.1 million in 2021 to a net loss of $234.0 in 2022, primarily due to the recognition of the loss contingency of $141.8 million related to the

Benson case and the impairment of goodwill and intangibles of $269.9 million, both one-time charges and non-reoccurring in nature, and a decrease in revenue in 2022. Our operating margin decreased by 125.0 percentage points, from 27.2% in 2021 to (97.8)% in 2022, primarily due to a $141.8 million loss contingency and a $269.9 million impairment of goodwill and intangibles, both one-time charges and non-reoccurring in nature.

Adjusted EBITDA

Adjusted EBITDA decreased by 15.4% from $120.1 million in 2021 to $101.6 million in 2022, primarily due to lower revenue in 2022. Adjusted EBITDA margin decreased from 33.1% in 2021 to 31.6% in 2022 also primarily due to lower revenue in 2022.

For a reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP measures” above.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue and key performance indicators

	Year ended December 31,		Change
($ in millions)	2021	2020	2021 vs 2020
Revenue
Mobile	$264.9	$257.4	$7.5	2.9%
Web	98.3	100.9	$(2.6)	(2.6)%
Total revenue	$363.2	$358.3	$4.9	1.4%

Revenue information by geography(1)

($ in millions)	Year ended December 31,		Change
	2021	2020	2021 vs 2020
Revenue
US(1)	$317.6	$309.2	$8.4	2.7%
International	45.6	49.1	$(3.5)	(7.1)%

Total revenue	$363.2	$358.3	$4.9	1.4%

(1)	Revenue by geography is an estimate based on available information. When location data cannot be validated, the location is assumed to be in the United States.

Key performance indicators

	Year ended December 31,		Change
(in millions, except ARPDAU and percentage)	2021	2020	2021 vs 2020
Key performance indicator
Mobile penetration	72.9%	71.8%	1.1pp	1.5%
Average MAU	2.4	2.9	(0.5)	(17.2)%
Average DAU	1.0	1.2	(0.2)	(16.7)%
ARPDAU	$0.97	$0.83	$0.14	16.9%

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

Other metrics

	Year ended December 31,		Change
	2021	2020	2021 vs 2020
Average MPUs (in thousands)(1)	139	156	(17)		(10.9)%
Average monthly revenue per payer(2)	$218	$191	$27		14.1%
Payer conversion rate	5.7%	5.4%	0.3	pp	5.2%

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

For the year ended December 31, 2021, Average MPU decreased 10.9% and average monthly revenue per payer increased 14.1% when compared to December 31, 2020, with our payer conversion rate increasing 0.3 percentage point for the comparative period. Our average monthly revenue per payer increased due to the decrease in Average MPU which contributed to the increase in average monthly revenue per payer. The average monthly revenue per payer benefited from an increase in playing time attributable, in part, to our enhanced meta- features and in-game content released during 2021 and other benefits of the COVID-19 pandemic during 2021.

Operating expenses

Cost of revenue

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020 change
Cost of revenue(1)
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

Sales and marketing

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020 change
Sales and marketing(1)	$78.8	$71.2	$7.6	10.7%	21.7%	19.9%	1.8pp

(1)	Excluding depreciation and amortization.
pp=percentage	points.

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

Research and development

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020 change
Research and development(1)	$18.5	$18.8	$(0.3)	(1.6)%	5.1%	5.2%	(0.1	)pp

(1)	Excluding depreciation and amortization.
pp=percentage	points.

Research and development expenses decreased by 1.6% from $18.8 million in 2020 to $18.5 million in 2021, due to the elimination of outsourced research and development costs with all other research and development related expenses remaining stable. Research and development as a percentage of revenue decreased by 0.1 percentage point from 5.2% in 2020 to 5.1% in 2021.

General and administrative

	Year ended December 31,		Change		Percentage of revenue
($ in millions)	2021	2020	2021 vs. 2020		2021	2020	2021 vs. 2020 change
General and administrative(1)	$22.6	$21.7	$0.9	4.1%	6.2%	6.1%	0.1pp

(1)	Excluding depreciation and amortization.
pp=percentage	points.

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

For further information regarding our income tax expenses, see Note 7: Income taxes to our audited consolidated financial statements appearing elsewhere in this annual report.

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

B. Liquidity and Capital Resources

We have funded our operations primarily through cash flows from operating activities. We generated $99.9 million, $96.1 million and $50.8 million of cash from operating activities for fiscal years 2020, 2021 and 2022, respectively. As of December 31, 2022, we had cash and cash equivalents of $217.4 million. We manage our liquidity risk by maintaining adequate cash reserves and credit facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under our current term loan will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for next 12 months. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Cash flows

The following table presents a summary of our cash flows for the periods indicated:

	Year ended December 31,
($ in millions)	2022	2021	2020
Net cash flows provided by operating activities	$50.8	$96.1	$99.9
Net cash flows used in investing activities	(67.8)	(1.8)	(2.2)
Net cash flows provided by / (used in) financing activities	—	86.0	(76.3)
Net foreign exchange difference	(7.7)	(1.4)	(0.6)

Net increase (decrease) in cash and cash equivalents	(24.7)	178.9	20.8
Cash and cash equivalents at beginning of the period	242.1	63.2	42.4

Cash and cash equivalents at the end of the period	$217.4	$242.1	$63.2

Operating activities

Net cash flows provided by operating activities decreased from $96.1 million in 2021 to $50.8 million in 2022, primarily due the payment of $50 million toward the settlement of the Benson case in the fourth quarter of 2022.

Net cash flows provided by operating activities decreased from $99.9 million in 2020 to $96.1 million in 2021, primarily due to an increase in user acquisition advertising spend.

Investing activities

Net cash flows used in investing activities increased from $1.8 million in 2021 to $67.8 million in 2022, primarily due to the purchase of certain short-term time deposits.

Net cash flows used in investing activities decreased from $2.2 million in 2020 to $1.8 million in 2021, primarily due to the acquisition of Double8 Games in February 2020.

Financing activities

Net cash flows provided by financing activities decreased from $86.0 million in 2021 to $nil million in 2022, as our IPO closed in 2021.

Net cash flows provided by / (used in) financing activities increased from $(76.3) million in 2020 to $86.0 million in 2021, primarily due to the completion of our IPO in 2021.

Short-term and long-term borrowings

On May 24, 2019, we entered into a credit agreement with KEB Hana Bank and National Fisheries Cooperative Association, as lenders, in the aggregate principal amount of KRW80 billion (US$63.5 million), with a one-year term and a fixed interest rate of 3.50% per annum, payable quarterly, commencing August 2019. A quarterly principal repayment of KRW20 billion (US$15.9 million) was also required. On April 23, 2020, the 3.50% Senior Note was repaid in full.

In addition, DoubleU Games has extended three loans to us on May 25, 2018, August 27, 2018 and November 26, 2018 (collectively, the “4.6% Senior Notes”), and the aggregate outstanding principal amount as of December 31, 2022 was KRW50 billion (US$39.7 million). Each note matures on May 27, 2024, subject to the right of prepayment in whole or in part without a prepayment penalty, following repayment of all outstanding amounts under the 3.50% Senior Note and conversion or redemption of all of the bonds and associated warrant described under “—Equity-linked securities” below and under “Item 7B. Related Party Transactions—Joint investment agreement.” Each note has a fixed rate of interest at 4.6% per annum and accrues quarterly, commencing May 2019, and is not payable until maturity. The notes have a default interest rate of an additional 5.0% per annum.

Equity-linked securities. On May 26, 2017, we issued (i) an aggregate principal amount of KRW210 billion (US$166.7 million) in 2.5% Convertible Bonds and (ii) an aggregate principal amount of KRW90 billion (US$71.4 million) in 2.5% Non-convertible Bonds with warrants to STIC in connection with our acquisition from IGT. On May 15, 2020, DoubleU Games purchased the 2.5% Non-convertible Bonds with warrants from STIC and, in conjunction therewith, exercised the warrants by surrendering the 2.5% Non-convertible Bonds with warrants for 306,539 common shares at the exercise price of KRW293,600 (US$232.98). On May 25, 2020, STIC converted 50.3% of the 2.5% Convertible Bonds into 360,000 common shares at the initial conversion price of KRW293,600 (US$232.98. On June 4, 2020, STIC converted the remaining 2.5% Convertible Bonds into 355,258 common shares at the initial conversion price. See “Item 7B. Related Party Transactions—Bonds—2.5% convertible bonds.”

Subsequent event

In January 2023, we entered into a Share Purchase Agreement to acquire SuprNation AB for a cash consideration of approximately €33 million. The acquisition is expected to close during the second quarter of 2023. Following the closing, SuprNation AB will be a direct, wholly-owned subsidiary of DDI-US. See “Item 4B. Business Overview—Recent developments” and Note 14: Subsequent event to our audited consolidated financial statements included elsewhere in this annual report.

Material cash requirements from known contractual and other obligations

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our operating leases. As of December 31, 2022, we expected to incur a total of $4.7 million under our operating leases, consisting of $3.1 million due within one year, and $1.6 million due within two years.

These amounts are associated with contracts that are enforceable and legally binding and that specify all significant terms and do not include obligations under agreements that we can cancel without a significant penalty.

Additionally, we also expect that $95.25 million of the aggregate amount accrued to date will be paid in 2023 for the proposed settlement in the Benson class action. See Note 12: Commitments and contingencies to the audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included in this annual report.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements in 2022.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policies for the last three years, see “Item 4B. Business overview.”

D. Trend Information

For a discussion of the most significant recent trends and material uncertainties and other events that are reasonably likely to have a material impact on our Company, see “Item 5A. Operating results” and “Item 5B. Liquidity and capital resources.”

E. Critical Accounting Estimates

Our significant accounting policies are set forth in Note 2: Significant accounting policies to our audited consolidated financial statements in Item 18 of this annual report. The preparation of our consolidated financial statements requires our management to make critical estimates and assumptions that affect the amounts reported in our consolidated financial statements. These estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions.

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

Goodwill and indefinite-lived intangible assets

Goodwill is assigned to a reporting unit that is expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. An impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.

We generally base our measurement of fair value of our subject reporting unit on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; long-term rate of growth and profitability of our business; and working capital effects. The market valuation approach indicates the fair value of the business based on a comparison of the Company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting unit.

We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.

In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.

If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect our financial statements. In 2022, we recognized an impairment to goodwill of $269.9 million. See Note 4: Goodwill and intangible assets to our audited consolidated financial statements included elsewhere in this annual report.

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

The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in depreciation and amortization.

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

Legal contingencies

As a result of the settlement of the Benson case, we accrued $141.8 million and $3.5 million in 2022 and 2021, respectively, related to the incremental loss associated with the Benson Matters and related claims between IGT and us. We expect that $95.25 million of the aggregate amount accrued to date will be paid in 2023 for the proposed settlement in the Benson class action. See Note 12: Commitments and contingencies to the audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included in this annual report.

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

A. Directors and Senior Management

The following table sets forth information regarding members of our executive officers and our board of directors as of the date of this annual report. The business address for each of our executive directors and officers, except otherwise indicated, is 605 5th Avenue, Suite 300, Seattle, Washington 98104. The business address for Yanghoon Cho is 64, Yongyeon-ro, Nam-gu, Ulsan, Republic of Korea 44784. The business address for Jaesung Chung is 28, International Finance Center, 10, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07326. The business address for Whanlim Kim is 123, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06133.

Name	Age	Position(s) with our Company
In Keuk Kim . . . . . . . . . . . . . . . . . . . . . .	44	Chief Executive Officer; Director
Joseph A. Sigrist . . . . . . . . . . . . . . . . . . .	62	Chief Financial Officer; Director
Haenam Kim . . . . . . . . . . . . . . . . . . . . . .	44	Chief Marketing Officer; Director
Ki Chul Kim . . . . . . . . . . . . . . . . . . . . . .	44	Chief Data Officer; Director
Yanghoon Cho . . . . . . . . . . . . . . . . . . . . .	55	Independent Director
Jaesung Chung . . . . . . . . . . . . . . . . . . . . .	64	Independent Director
Whanlim Kim. . . . . . . . . . . . . . . . . . . . . .	40	Independent Director

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

In Keuk Kim, Chief Executive Officer; Director. Mr. Kim has served as our Chief Executive Officer and a member of our board of directors since November 2019. He has been on the board of directors of DoubleU Games since 2013, serving initially as an outside director until April 2015, at which time he became an executive director and Chief Strategy Officer. Mr. Kim served as Chief Strategy Officer of DoubleU Games until October 2017. Mr. Kim has expertise in information technology, game business development, and strategic investments. While at DoubleU Games, Mr. Kim led the execution and acquisition of DoubleDown Interactive, LLC and investment in our Company. His prior experience includes cloud computing development, proprietary trading, and corporate mergers and acquisitions. He received a Bachelor of Science in Computer Science from the Korea Advanced Institute of Science and Technology, or KAIST, in 2000.

Joseph A. Sigrist, Chief Financial Officer; Director. Mr. Sigrist has served as our Chief Financial Officer and a member of our board of directors since November 2019, and has served as Senior Vice-President and General Manager of DDI-US since April 2015. Prior to joining DDI-US, Mr. Sigrist served as Senior Vice- President, Global Product Development & Operations for IGT from 2012 until 2015, and he was responsible for several key product strategic planning and development functions. Previously, for over twenty years, Mr. Sigrist worked as an executive for a variety of technology companies, holding senior leadership roles in product management, product development, and general management, including at Avaya, Polycom and Lucent Technologies. He has expertise in the areas of leadership, business strategy, product planning, financial management, and corporate mergers and acquisitions. He earned his MBA from Santa Clara University in 1986 and a Bachelor of Science in Mechanical Engineering from Santa Clara University in 1983.

Haenam Kim, Chief Marketing Officer; Director. Ms. Kim has served as our Chief Marketing Officer and a member of our board of directors since November 2019. Previously, Ms. Kim served as Chief Operating Officer of our Company from May 2017 to November 2017. Prior to joining our Company, Ms. Kim held various positions in business consulting and software marketing, sales, and operations at IBM Korea since 2000. Most recently with IBM Korea, Ms. Kim held the position of Software Business Unit Sales Leader of IBM Collaboration and Talent Solutions from February 2017 to May 2017, where she developed the business unit’s business strategy and plan, executed sales activities, and was responsible for sales and general administration for that unit. Ms. Kim was promoted to the position of Software Business Unit Sales Leader based on her prior experience as Software Digital Sales Leader from February 2014 to January 2017, where she led a sales team for analytics, cloud, security, social, and commerce in a commercial sales territory representing IBM customers plus white space customers. Ms. Kim received a Bachelor of Science in Industrial Engineering from KAIST in 2000.

Ki Chul Kim, Chief Data Officer; Director. Mr. Kim has served as our Chief Data Officer and a member of our board of directors since November 2019. Mr. Kim joined the board of directors of DoubleU Games in 2013 and, from February 2015 until September 2017, served as an executive director and Chief Marketing Officer of

DoubleU Games. Mr. Kim’s experience as executive director and Chief Marketing Officer at DoubleU Games included management of the rapidly growing 50-member organization, overseeing the marketing, platform, communication, design, and quality assurance teams in accordance with the organization’s goals, as well as budgeting, execution of, and collating and reporting results for new and retention marketing campaigns for all games for which DoubleU Games provides services and conducts user acquisition and retention programs. Mr. Kim also participated in the acquisition of DoubleDown Interactive, LLC in 2017. Previously, Mr. Kim was a director of Hulab Co., Ltd. from February 2012 to February 2015. He has worked in the gaming industry for more than four years as a senior executive. Mr. Kim received a Bachelor of Science in Civil, Urban and Geosystem Engineering and a Bachelor of Business Administration from Seoul National University in 2005.

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

Whanlim Kim, Independent Director. Mr. Kim has served as an independent director since August 26, 2022. Mr. Kim is the Chief Executive Officer of A Driven, Inc., a company that provides advertising, public relations and related services. Mr. Kim previously served as the Chief Operation Officer for WiderPlanet from 2019 to 2022 and as the Chief Strategy Offer for DigitalFirst Inc. and IGAWorks Inc. from 2017 to 2019. Mr. Kim received a Bachelor of Science degree in Electrical and Electronic Engineering from the Korea Advanced Institute of Science and Technology in 2006. Mr. Kim is sophisticated in advertising technology, including platform/data-based advertising operations, platforms and advertising media business.

Board Diversity

The table below provides certain information regarding the diversity of the board of directors as of the date of this annual report:

Board Diversity Matrix

Country of Principal Executive Offices:	Republic of Korea
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Backgrounds		—

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

Executive compensation

Consistent with disclosure requirements under applicable Korean law, we are required to report, on an aggregate basis, the compensation of our directors and officers as a group. For the fiscal years ended December 31, 2022, 2021 and 2020, aggregate compensation of our directors and officers was $1,862,398, $2,379,042 and $3,142,591, respectively.

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

The board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the board’s duties effectively and to maintain a diversity of views and experience. Our board of directors currently consists of seven members. Each director will hold office for three years from the date of appointment, provided, however, that the term of office shall be extended until the close of the ordinary general meeting of shareholders convened in respect of the last fiscal year of such term of office. Under the Commercial Act of Korea, (i) an ordinary resolution, which is adopted by an affirmative majority vote of the shares present representing at least one-fourth of the total number of the shares then issued and outstanding, is required to elect a director, and (ii) a special resolution, which is adopted by at least two-thirds of the votes of the shares present representing a quorum of at least one-third of the total number of the shares then issued and outstanding, is required to remove a director. Under the Commercial Act of Korea, the number of directors shall be at least three, although our articles of incorporation may make the requirement of minimum number of directors more stringent.

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

The members of our Audit Committee are Yanghoon Cho, Jaesung Chung and Whanlim Kim, all of whom meet the requirements for financial literacy under the NASDAQ rules. Yanghoon Cho serves as the chairperson of the committee. Our board of directors has determined that Yanghoon Cho, Jaesung Chung and Whanlim Kim meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable NASDAQ rules. Our board of directors has determined that Yanghoon Cho is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and has the requisite financial sophistication as defined under the applicable NASDAQ rules.

Role of the board in risk oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and our Audit Committee has the responsibility to consider our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. In addition, our Audit Committee reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements. Our Audit Committee also monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability- creating conduct.

D. Employees

For information regarding our employees, see “Item 4B. Business Overview” of this annual report.

E. Share ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Common shares beneficially owned as of December 31, 2022(1)
Name of beneficial owner	Shares	Percent
Directors and executive officers:
In Keuk Kim	*	*
Joseph A. Sigrist	*	*
Haenam Kim	*	*
Ki Chul Kim	*	*
Yanghoon Cho	*	*
Jaesung Chung	*	*
Whanlim Kim	*	*
All directors and executive officers as a group (seven (7) persons) . . . . . . . . . .	*	*
Principal shareholders:
DoubleU Games Co., Ltd.(2)	1,661,191	67.1%
STIC Special Situation Diamond Limited(3)	500,681	20.2%
Bryant R. Riley(4)	209,869	8.5%

*	Represents less than 1% of the number of common shares outstanding.
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
(4)

Based on information provided in a Schedule 13G/A that was filed with the Commission on February 3, 2023 by B. Riley Securities, Inc., BRF Investments, LLC, B. Riley Financial, Inc. and Bryant R. Riley. Bryant R. Riley may beneficially own 4,197,386 ADSs, which represent 209,869.3 common shares, of which (a) 323,356 ADSs, which represent 16,167.8 common shares, are held jointly by Bryant R. Riley and his spouse, (b) 20,000 ADSs, which represent 1,000 common shares, are held as sole trustee of the Robert Antin Children Irrevocable Trust Dtd. 1/1/01 (the “Robert Antin Children Trust”), (c) 438 ADSs, which represent 21.9 common shares, are held as sole custodian for the benefit of Abigail Riley, (d) 438 ADSs, which represent 21.9 common shares, are held as sole custodian for the benefit of Charlie Riley, (e) 438 ADSs, which represent 21.9 common shares, are held as sole custodian for the benefit of Eloise Riley, (f) 438 ADSs, which represent 21.9 common shares, are held as sole custodian for the benefit of Susan Riley, and (g) 3,852,278 ADSs, which represent 192,613.9 common shares, are held directly by B. Riley Securities, Inc. and BRF Investments, LLC, each of which is an indirect wholly owned subsidiary of B. Riley Financial, Inc. Bryant R. Riley is the Co-Chief Executive Officer of B. Riley Financial, Inc. The address for Bryant R. Riley is 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025, USA.

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

Our relationship with DoubleU Games

In addition to the licensing and research and development arrangements and a sub-lease agreement we have with DoubleU Games, as described under “Item 4B. Business Overview—Intellectual property,” “Item 4B. Business Overview—Game and content development,” and Note 10: Leases and Note 12: Commitments and contingencies to our audited consolidated financial statements contained elsewhere in this annual report, we are party to certain loan agreements with DoubleU Games, as described under “Item 5B. Liquidity and capital resources—Short-term and long-term borrowings.”

We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleU Games License Agreement, DoubleU Games grants us an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. The exclusive license is subject to our payment of royalties with certain customary terms and conditions. The Company incurred royalties of $6.7 million and $8.7 million for years ended December 31, 2022 and 2021, respectively. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of December 31, 2022, we license approximately 48 game titles under the terms of this agreement.

On February 25, 2020, we acquired Double8 Games from DoubleU Games in exchange for KRW2.3 billion (US$1.8 million). Double8 Games is based in Seoul, Korea, with the primary business of developing digital gaming content for international markets. See Note 1 to our audited consolidated financial statements appearing elsewhere in this annual report.

On November 1, 2022, DDI-US entered into that certain Mobile Game Distribution and Service Agreement (the “Publishing Agreement”) with DoubleU Games (the “Licensor”) in connection with the Undead World: Hero Survival (the “Game”). Pursuant to the Publishing Agreement, DoubleU Games grants us an exclusive license to, (i) distribute and market the Game in the geographical territory throughout the entire world, and (ii) provide services related to the server administration and management of the game, technical support assistance to end users, billing to end users, marketing of the Game and any other activities stipulated in and contemplated under this Agreement. The exclusive license is subject to our payment of royalties with certain customary terms and conditions. We did not incur royalty expenses for the year ended December 31, 2022. The agreement remains in effect until either DDI-US or the Licensor commits either one or more of the followings, (i) a material breach of any of its obligations under this Agreement and such material breach is not remedied within sixty (60) calendar days from the giving of written notice requiring the said breach to be remedied, (ii) or its creditors or any other eligible party makes a filing for liquidation, bankruptcy, reorganization, compulsory composition or dissolution, or, (iii) either DDI-US or the Licensor becomes incapable for a period of ninety (90) days of performing any of its said obligations under this Agreement due to causes beyond its reasonable control such as strikes, lockouts or other labor disputes, electrical power outages or shortages, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, epidemics, war, embargoes, severe weather, fire, earthquake, acts of God or the public enemy.

Joint investment agreement

In 2017, in connection with the acquisition of DDI-US, a Joint Investment Agreement was executed by DUG and STIC Special Situation Private Equity Fund (“STIC”). As part of consummating the Joint Investment Agreement, we also entered into a series of additional inter-related multiple element financing agreements with STIC, whereby we issued to STIC, pursuant to a subscription agreement, (i) aggregate principal amount KRW210 billion of 2.5% Convertible Bonds due 2024 (the “2.5% Convertible Bonds”), unless earlier redeemed or converted into 715,258 common shares at an initial conversion price of KRW293,600, subject to certain adjustments, and (ii) aggregate principal amount of KRW90 billion 2.5% Non-convertible Bonds due 2024 (the “2.5% Non-convertible Bonds”) with detachable warrants to purchase 306,540 common shares at an initial exercise price of KRW293,600 per share, subject to certain adjustments. We collectively refer to the 2.5% Convertible Bonds and the 2.5% Non-convertible Bonds as the “Bonds.” See further discussion of the Bonds and the warrants, below.

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

2.5% non-convertible bonds

On May 15, 2020, DUG exercised its call option right and simultaneously redeemed the 2.5% Non- convertible bonds as consideration to exercise the warrants into 306,539 shares of common stock. In connection with this transaction, we paid DUG the 2.5% accrued but unpaid coupon interest of $0.3 million and the unpaid yield-to-maturity interest of $1.9 million was forfeited and the remaining unaccreted bond discount eliminated. As a result, the carrying value of the 2.5% Non-convertible Bonds with warrants, plus the forfeited yield-to- maturity interest, net of related income tax effects was recorded to common shares and additional paid-in-capital with no gain or loss recognized.

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

Legal and Administrative Proceedings

We have been party to and in the future may become subject to additional, legal proceedings in the operation of our business, including, but not limited to, with respect to consumer protection, gaming-related matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement, and claims relating to our contracts, licenses and strategic investments.

For example, in April 2018, a putative class action lawsuit, Benson, et al. v. DoubleDown Interactive, LLC and International Game Technology, was filed against DDI-US in the United States District Court for the Western District of Washington based upon the theory, like Big Fish Casino, that the use of the DoubleDown Casino Facebook and mobile applications violated the WRMGLA and CPA. The plaintiffs made their allegations on behalf of themselves and “all persons in the United States who purchased and lost chips by wagering at the DoubleDown Casino.” Plaintiffs sought to recover, on behalf of themselves and the class, among other things, (i) all money they wagered and lost playing DDI-US games; and (ii) treble damages. Plaintiffs also sought injunctive and/or declaratory relief as necessary to protect the interests of Plaintiff and the class. On April 25, 2021, plaintiffs filed their Second Amended Complaint changing their allegations to include an additional corporate entity of co-defendant, IGT.

In connection with the Benson case, IGT tendered us its defense of the lawsuit and sought indemnity from us and certain of our affiliates for any damages from the lawsuit, based on various agreements associated with IGT’s sale of DDI-US to us. We had previously tendered IGT our defense and sought indemnity from it.

In August 2022, we and certain subsidiaries of IGT entered into an agreement in principle to settle the Benson lawsuit and associated proceedings (collectively, the “Benson Matters”). The terms of the settlement, which will take effect after the final approval by the U.S. Federal District Court for the Western District of Washington, provide that, among other things:

•	a total of $415 million will be paid into a settlement fund of which IGT’s subsidiaries will contribute $269.75 million and we will contribute $145.25 million; and

•	all members of the nationwide settlement class who do not exclude themselves will release all claims relating to the subject matter of the lawsuit.

Subject to the final court approval of the settlement of the Benson lawsuit, we and IGT have also resolved all indemnification and other claims between themselves and their respective subsidiaries and affiliates relating to the Benson Matters.

As a result of the settlement, we accrued $141.8 million and $3.5 million in 2022 and 2021, respectively, related to the incremental loss associated with the Benson Matters and related claims between IGT and us. We expect that $95.25 million of the aggregate amount accrued to date will be paid in 2023 for the proposed settlement in the Benson class action. See Note 12: Commitments and contingencies to our audited consolidated financial statements included elsewhere in the annual report.

In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. We could, in connection with any such proceedings or regulatory actions, be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition.

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

A. Offer and Listing Details

ADSs representing our common shares have been listed and traded on The NASDAQ Stock Market under the symbol “DDI” since August 31, 2021. Each ADS represents 0.05 share of a common share of the Company.

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

We must give our shareholders a written notice setting out the date, place, and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of three percent (3%) or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made to our board of directors in writing at least six weeks prior to the date of the meeting. The board of directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.

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

Reporting requirements for holders of substantial interests

In the case of an investment in the amount of W100 million or more, (i) an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company or (ii) an acquisition by a foreign investor holding shares of a Korean company of a right to nominate or appoint a director or a senior officer of such company constitutes a foreign direct investment for purposes of the Foreign Investment Promotion Act of Korea. Generally, under the Foreign Investment Promotion Act of Korea, such foreign direct investment must be reported to a foreign exchange bank or Korea Trade-Investment Promotion Agency designated by the Ministry of Trade, Industry and Energy prior to such investment. The acquisition of shares in a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. Changes in ownership of shares of a Korean company by a foreign direct investor are subject to reporting requirements.

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

As of the date hereof, we have not made a determination as to our PFIC status for our current or preceding taxable year. Whether we are treated as a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Further, because the value of our goodwill may be influenced by the market price of our ADSs (and the common shares represented thereby), a decrease in the market price of our ADSs could increase the relative percentage of our passive assets for this purpose. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Korean income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Korean income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate available pursuant to the Treaty, may be creditable against the U.S. holder’s U.S. federal income tax liability. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met with respect to Korean withholding taxes that may be imposed on dividends paid by us and, accordingly, no assurance can be given that such taxes will be creditable. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Korean income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

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

Information reporting and backup withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Exchange rate risk

We operate globally and, as such, we are subject to foreign exchange risk in our commercial operations, as well as in our investments and borrowings. Our functional currency is the Korean Won and most of our operations and revenues are in U.S. dollars. Our investments in our non-Korean subsidiaries are also subject to currency risk. We seek to manage our foreign exchange risk, in part, through operational means, including managing same-currency revenues in relation to same-currency costs, and same currency assets in relation to same-currency liabilities. Where foreign exchange risk cannot be mitigated through operational means, we may use foreign currency forward-exchange contracts or swaps to manage that risk. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, assuming that a change in one currency’s rate relative to the U.S. dollar would have an effect on another currency’s rates relative to the U.S. dollar, if the U.S. dollar were to appreciate against the Korean Won by 10%, as of December 31, 2022, the expected adverse impact on our net income would not be significant.

Interest rate risk

We are subject to interest rate risk on our borrowings. We manage interest rate risk in the aggregate, focusing on our immediate and intermediate liquidity needs. We borrow mainly on a long-term, fixed-rate basis. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to interest rate changes. In this analysis, and assuming a shift in the interest rate curve for all maturities and all instruments, if there were a 100 point decrease in interest rates as of December 31, 2022, the expected adverse impact on our net income would not be significant.

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

Up to $0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS-to-common share ratio, or for any other reason)	Up to $0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held

• ADS Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to $0.05 per ADS (or fraction thereof) transferred

Service	Fees

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

PART II

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

For information regarding our audit committee financial expert, see “Item 6C. Board practices.”

ITEM 16B.	CODE OF ETHICS

Our board of directors have adopted a written code of ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and other of our agents. Our code of ethics is available on our website at https://doubledowninteractive.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report. If we amend the provisions of our code of ethics that apply to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP (which we refer to as “E&Y”) has served as our independent registered public accounting firm for the years ended December 31, 2022 and 2021. The following table sets out the aggregate fees for professional audit services and other services rendered by E&Y for each of the years ended December 31, 2022 and 2021:

	Year ended December 31,
(in thousands)	2022	2021
Audit Fees (1)	$1,174	$1,600
Audit-Related Fees(2)	$—	$—
Tax Fees(3)	$157	$110
Other Fees(4)	$2	$—

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

We are a “foreign private issuer” under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In particular, as a foreign private issuer, we will follow Korean law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Korean law requirements:

•

NASDAQ Rule 5605(b)(1) requires that at least a majority of the Company’s board of directors shall be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We currently have three independent directors, who meet regularly with other members of the board. We intend to appoint more independent directors over time, and they may choose to meet in executive session at their discretion.

•

NASDAQ Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Korean law and generally accepted business practices, our articles of incorporation provide for a 25% quorum requirement that are generally applicable to meetings of shareholders.

•

NASDAQ Rule 5605(c)(2)(A) requires that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Korean law, a company may have a statutory auditor or an audit committee of three directors, two of whom must be independent. We currently have a committee of three directors, and two of the directors meet the requirements of Rule 10A-3 under the Exchange Act. See “Item 6A. Director and senior management—Audit committee” and “Item 16D. Exceptions from the listing standards for audit committee.”

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 below.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are found at the end of this annual report, beginning on page F-1 of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit	Description

1.1	Amended and Restated Articles of Incorporation of the Registrant [English translation], filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

2.1	Form of Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts, filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

2.3	Description of Securities, filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-39349) filed with the SEC on April 30, 2021 and incorporated herein by reference.

4.1+	Second Amendment to Game Development, Distribution and Services Agreement, dated as of May 30, 2020, by and between DoubleUDiamond, LLC and International Game Technology, filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

4.2	Supplemental Agreement to the Joint Investment Agreement, dated as of July 16, 2021, by and between DoubleU Games Co., Ltd. and STIC Special Situation Private Equity Fund [English translation], filed as Exhibit 99.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

4.3	Supplemental Agreement No. 2 to the Joint Investment Agreement, dated as of July 27, 2021, by and between DoubleU Games Co., Ltd. and STIC Special Situation Private Equity Fund [English translation], filed as Exhibit 99.3 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

4.4+	Mobile Game Distribution and Servicing Agreement, effective June 1, 2021, by and between DoubleU Games Co., Ltd. and DoubleDown Interactive LLC, filed as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-39349) filed with the SEC on April 4, 2022 and incorporated herein by reference.

8.1	List of Subsidiaries of the Registrant, filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

11.1	Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39349) filed with the SEC on April 30, 2021 and incorporated herein by reference.

Exhibit	Description

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Ernst & Young LLP, filed herewith.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

+	Portions of this exhibit indicated by asterisks have been omitted because the Registrant has determined they are not material and would likely cause competitive harm if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DOUBLEDOWN INTERACTIVE CO., LTD.

March 31, 2023	By:	/s/ In Keuk Kim
	Name:	In Keuk Kim
	Title:	Chief Executive Officer

Index to consolidated financial statements
DoubleDown Interactive Co., Ltd.
Consolidated financial statements (as adjusted)
December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and
the
Board of Directors of DoubleDown Interactive Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of DoubleDown Interactive Co., Ltd. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes
(collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
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
Seattle, WA
March 31, 2023

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Operations
(in thousands of U.S. dollars, except per share amounts)

	Year ended December 31,
	2022	2021	2020
Revenue	$321,027	$363,205	$358,342
Operating expenses:
Cost of revenue (1)	109,305	126,612	126,255
Sales and marketing (1)	71,911	78,821	71,225
Research and development (1)	18,182	18,490	18,784
General and administrative (1)	20,058	19,131	21,721
Loss contingency (1)	141,750	3,500	—
Impairment of goodwill and intangibles (1)	269,893	—	—
Depreciation and amortization	3,801	17,918	31,574

Total operating expenses	634,900	264,472	269,559

Operating income (loss)	$(313,873)	$98,733	$88,783

Other income (expense):
Interest expense	(1,831)	(2,011)	(10,786)
Interest income	4,993	208	197
Gain on foreign currency transactions	6,994	1,110	2,347
Gain (loss) on foreign currency remeasurement, net	(1,179)	1,920	(244)
Gain (loss) on short-term investments	(152)	—	—
Other, net	(120)	654	(5,080)

Total other income (expense), net	$8,705	$1,881	$(13,566)

Income (loss) before income tax	$(305,168)	$100,614	$75,217

Income tax (expense) benefit	71,190	(22,506)	(21,594)

Net income (loss)	$(233,978)	$78,108	$53,623

Other comprehensive income (expense):
Pension adjustments, net of tax	(154)	(286)	(294)
Gain (loss) on foreign currency translation	(3,519)	504	13,676

Comprehensive income (loss)	$(237,651)	$78,326	$67,005

Earnings per share:
Basic	$(94.43)	$33.91	$29.67
Diluted	$(94.43)	$33.91	$26.20
Weighted average shares outstanding:
Basic	2,477,672	2,303,200	1,807,410
Diluted	2,477,672	2,303,200	2,149,114

(1)	Excluding depreciation and amortization.
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	Year ended December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$217,352	$242,060
Short-term investments	67,891	—
Accounts receivable, net	21,198	21,875
Prepaid expenses, and other assets	6,441	6,817

Total current assets	$312,882	$270,752
Property and equipment, net	436	384
Operating lease right-of-use assets, net	3,858	6,830
Intangible assets, net	35,051	53,679
Goodwill	379,072	633,965
Deferred tax asset	59,290	2,616
Other non-current assets	1,463	1,582

Total assets	$792,052	$969,808

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$13,830	14,752
Short-term operating lease liabilities	3,050	3,076
Contract liabilities	2,426	2,246
Loss Contingency	95,250	—
Other current liabilities	1,926	730

Total current liabilities	$116,482	$20,804
Long-term borrowings with related party	39,454	42,176
Long-term operating lease liabilities	1,625	4,688
Deferred tax liabilities, net	—	28,309
Loss Contingency	—	3,500
Other non-current liabilities	8,265	6,453

Total liabilities	$165,826	$105,930

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	671,831
Accumulated other comprehensive income	19,360	23,033
Retained earnings	226,388	147,816

Total shareholders’ equity	$626,226	$863,878

Total liabilities and shareholders’ equity	$792,052	$969,808

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of U.S. dollars, except share amounts)

	Common shares	Common stock	Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
As of January 1, 2020	1,192,725	10,603	344,547	9,433	16,085	380,668
Net Income	—	—	—	—	53,623	53,623
Pension adjustments, net of tax	—	—	—	(294)	—	(294)
Capital investment from parent	—	—	369			369
Gain(loss) on foreign currency translation, net of tax	—	—	—	13,676	—	13,676
Exercise of warrants	306,539	2,496	61,878	—	—	64,374
Conversion of convertible bonds	715,258	5,825	181,270	—	—	187,095

As of December 31, 2020	2,214,522	18,924	588,064	22,815	69,708	699,511
Net Income	—	—	—	—	78,108	78,108
Pension adjustments, net of tax				(286)		(286)
Gain(loss) on foreign currency translation, net of tax	—	—	—	504	—	504
Issuance of new shares - IPO	263,150	2,274	83,767	—	—	86,041

As of December 31, 2021	2,477,672	21,198	671,831	23,033	147,816	863,878
Net Income	—	—	—	—	(233,978)	(233,978)
Pension adjustments, net of tax	—	—	—	(154)		(154)
Gain(loss) on foreign currency translation	—	—	—	(3,519)	—	(3,519)
Reduction of capital reserve	—	—	(312,551)		312,551	—

As of December 31, 2022	2,477,672	21,198	359,280	19,360	226,388	626,226
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year ended December 31,
	2022	2021	2020
Cash flow from (used in) operating activities:
Net Income (loss)	$(233,978)	$78,108	$53,623
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,801	17,918	31,574
Impairment of goodwill and intangibles	269,893	—	—
(Gain)Loss on foreign currency remeasurement	1,179	(2,082)	244
(Gain)Loss on short-term investments	152	—	—
Deferred taxes	(84,983)	5,976	4,422
Non-cash interest expense on Bonds	—	23	5,103
Working capital adjustments:
Accounts receivable	(46)	1,638	(4,099)
Prepaid expenses, other current and non-current assets	(142)	(2,950)	(204)
Accounts payable, accrued expenses and other payables	(239)	(2,052)	5,835
Contract liabilities	180	(168)	609
Income tax payable	—	(2,838)	2,689
Loss contingency	91,750	3,500	—
Other current and non-current liabilities	3,224	(968)	54

Net cash flows from operating activities	$50,791	$96,105	$99,850
Cash flow (used in) investing activities:
Acquisition of Double8Games Co., Ltd.	—	—	(1,952)
Purchases of intangible assets	(4)	(61)	(6)
Purchases of property and equipment	(269)	(207)	(217)
Disposals of property and equipment	26	3	—
Purchases of short-term investments	(518,629)	(1,541)	—
Sales of short-term investments	451,046	—	—

Net cash flows (used in) investing activities	$(67,830)	$(1,806)	$(2,175)
Cash flow from (used in) financing activities:
Issuance of new shares - IPO	—	86,041	—
Repayments of long-term borrowings with related party	—	—	(42,371)
Repayments of short-term senior note	—	—	(33,897)

Net cash flows from (used in) financing activities:	—	$86,041	$(76,268)
Net foreign exchange difference on cash and cash equivalents	(7,669)	(1,468)	(637)

Net increase (decrease) in cash and cash equivalents	$(24,708)	$178,872	$20,770

Cash and cash equivalents at beginning of period	$242,060	$63,188	$42,418
Cash and cash equivalents at end of period	$217,352	$242,060	$63,188
Supplemental disclosures of cash flow information
Noncash financing activity:
Conversion of 2.5% convertible bonds, net of tax	$—	—	$187,095
Conversion of 2.5% non-convertible bonds with warrants, net of tax	$—	—	$64,374
Cash paid during year for:
Interest	—	—	$5,891
Income taxes	$15,985	$18,819	$12,546
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Notes to Consolidated Financial Statements
Note 1: Description of business
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. The remaining 20.2% of our outstanding shares are held by STIC Special Situation Private Equity Fund (“STIC”, 20.2%) and the remainder by participants in our IPO (12.7%). In 2017, DDI acquired DoubleDown Interactive, LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US, with its principal place of business located in Seattle, Washington, is our primary revenue-generating entity.
We develop and publish digital gaming content on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic, DoubleDown Fort Knox and Undead World within various formats.
Initial Public Offering
On September 2, 2021, DoubleDown Interactive Co., Ltd. completed its initial public offering (the “Offering”) of 6,316,000 American Depositary Shares (the “ADSs”), each representing 0.05 share of a common share, with par value of
₩10,000 per share, of the Company, at a price to the public of $18.00 per ADS, before underwriting discounts and commissions. The number of ADSs sold by the Company was 5,263,000, and the number of ADSs sold by STIC Special Situation Diamond Limited, the selling shareholder in the Offering (the “Selling Shareholder”), was 1,053,000. The net proceeds to
DDI
from this offering was approximately $86.0 million, after deducting the underwriting discounts and commissions and the offering expenses in the aggregate of approximately $8.7 million payable by us.
Prior to this offering, there has been no public market for our common shares or ADSs. The ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”
Acquisition of Double8 Games Co., Ltd. (“Double8 Games”)
On February 25, 2020, we completed the acquisition of Double8 Games Co., Ltd. (“Double8 Games”) from DoubleU Games in exchange for KRW2.3 billion. Double8 Games is based in Seoul, Korea, with the primary business of developing digital gaming content for international markets. The acquisition was considered a business combination among entities under common control and, therefore, the transfer of net assets was recorded at their carrying value with all financial information prior to the acquisition adjusted for comparability.
Assets acquired and liabilities assumed primarily consist of working capital items, including a right of use asset and lease obligation. The difference between the cash paid and carrying value of the net assets received was recorded as a capital investment from parent.
Capital Reserve Reallocation
On August 30, 2022 it was announced that a special board of directors meeting convened on August 26, 2022 which resulted in the approval of the reduction of the Company’s capital reserve in the amount of

~~W~~

70,000,000,000 pursuant to Article 461-2 of the Korean Commercial Code.

On December 28, 2022 it was announced that a special board of directors meeting convened on December 28, 2022 which resulted in the approval of the reduction of the Company’s capital reserve in the amount of

~~W~~

330,000,000,000 pursuant to Article 461-2 of the Korean Commercial Code.
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

Financial instruments and concentration of credit risk
Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable and short-term investments.
Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts due to us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our 2022, 2021 and 2020 revenue was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.
The following table summarizes the percentage of revenues and accounts receivable generated via our platform providers in excess of 10% of our total revenues and total accounts receivable:

Revenue Concentration Year ended December 31,				Accounts Receivable Concentration as of December 31,
	2022	2021	2020		2022	2021	2020
Apple	54.4%	51.8%	50.8%	Apple	55.8%	55.6%	54.1%
Facebook	24.1%	25.9%	27.3%	Facebook	20.4%	23.7%	25.9%
Google	18.7%	19.1%	18.9%	Google	17.7%	17.5%	16.8%
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
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities being measured within the fair value hierarchy. See Note
6
: Fair value measurements.
Goodwill and indefinite-lived intangible assets
Goodwill is assigned to our reporting unit that is expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. An impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
We generally base our measurement of fair value of our subject reporting unit on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; long-term rate of growth and profitability of our business; and working capital effects. The market valuation approach indicates the fair value of the business based on a comparison of the Company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting unit.
In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.
After completing our annual impairment reviews for the reporting unit during the fourth quarter of 2022, 2021 and 2020, we concluded that a $269.9 million impairment of goodwill and intangibles, of which $15.0 million related to our trademarks and $254.9 million related to our goodwill
, would be recognized in 2022 and that goodwill was not impaired in either of 2021 or 2020. See Note 4: Goodwill and intangible assets.
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
The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in depreciation and amortization.
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
The following table represents our disaggregation of revenue between mobile and web platforms (in thousands):

	Year ended December 31,
	2022	2021	2020
Mobile	$241,915	$264,911	$257,405
Web	79,112	98,294	100,937

Total	$321,027	$363,205	$358,342

The following table presents our revenue disaggregated based on the geographical location of our players (in thousands):

	Year ended December 31,
	2022	2021	2020
U.S. (1)	$282,016	$317,605	$309,211
International	39,011	45,600	49,131

Total	$321,027	$363,205	$358,342

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
The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	Year ended December 31,
	2022	2021	2020
Contract assets (1)	$728	$674	$718
Contract liabilities	2,426	2,246	2,393

(1)	Contract assets are included within prepaid expenses and other assets in our consolidated balance sheet.
Cost of revenue
Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate social gaming revenue. Such costs are recorded as incurred, and primarily consist of fees withheld by our platform providers from the player proceeds received by the platform providers on our behalf, hosting fees, and royalties.
Depreciation and amortization expense is excluded from cost of revenue and other operating expenses and is separately presented on the consolidated statements of operations.

Defined benefit pension plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, which provides a specified amount of pension benefit based on length of service. The service cost components of the net periodic benefit costs are charged to current operations based on the functional area of the employee. The total benefit obligation of $4.0 million, $3.4 million, and $2.8 million was included in other non-current liabilities as of December 31, 2022, 2021 and 2020, respectively, and the change in actuarial ga
i
ns or losses was included in other comprehensive income.
The following table summarizes the components of the projected benefit obligation (in thousands):

	As of December 31,
	2022	2021	2020

Projected benefit obligation at beginning of year	3,351	2,792	1,882
Service cost	838	759	738
Interest expense (income)	(51)	29	30
Actuarial (gain)/loss	157	289	492
Benefits paid	(64)	(543)	(400)
Other	0	254	(273)
Foreign currency translation adjustment	(217)	(229)	323
Projected benefit obligation at end of year	4,014	3,351	2,792
The plan assets are held in a limited number of marketable and liquid financial instruments and totaled $3.5 million, $3.4 million and $0 at December 31, 2022, 2021 and 2020, respectively. Valuation adjustments were not material.
Defined contribution plan
We sponsor a defined contribution plan for our employees based in Seattle, Washington. We provide a matching contribution of 100% on the first 1% of employee contributions and 50% on the next 5% of employee contributions. Our contribution expense for the years ended December 31, 2022, 2021 and 2020 was approximately $259,000, $289,000, and $467,000 respectively.
Advertising costs
The cost of advertising is expensed as incurred and totaled $67.9 million, $74.2 million and $61.8 million for the years ended December 31, 2022, 2021 and 2020 respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.
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
Note 3: Short-term investments
The Company holds investments in marketable securities with the intention of selling these investments within a relatively short period of time (3-6 months). As such, gains or losses from holding or trading these securities were recognized in the Statements of Income. At December 31, 2022, short term investments were comprised of fixed time deposits classified as trading.
Note 4: Goodwill and intangible assets
The majority of our intangible assets consist of assets acquired through the 2017 acquisition of DDI-US. Based primarily on a reconciliation of our fair value to our market capitalization, we recognized a $269.9 million impairment of goodwill and intangibles in 2022 and no changes to the carrying value of goodwill during 2021 or 2020 (See Note 2: Significant accounting policies). The components of our intangible assets were as follows (in thousands):

		December 31, 2022				December 31, 2021
	Useful life	Gross amount	Accumulated Amortization	Impairment	Net Amount	Gross amount	Accumulated Amortization	Net Amount
Goodwill	indefinite	$633,965	$—	$(254,893)	$379,072	$633,965	$—	$633,965
Trademarks	indefinite	50,000	—	(15,000)	35,000	$50,000	$—	50,000
Customer relationships	4 years	75,000	(75,000)	—	—	75,000	(75,000)	—
Purchased technology	5 years	45,423	(45,423)	—	—	45,423	(41,811)	3,612
Development costs	3 years	9,486	(9,486)	—	—	9,486	(9,486)	—
Software	4 years	2,462	(2,411)	—	51	2,463	(2,396)	67

Total		$816,336	$(132,320)	$(269,893)	$414,123	$816,337	$(128,693)	$687,644

Amortization expense for the years ended December 31, 2022, 2021 and 2020 totaled $3.6 million, $17.7 million, and $31.3 million respectively.
Future amortization expense is not material.

Note 5: Debt
The components of debt at December 31, 2022 and 2021 are as follows (in thousands):

	As of December 31,
	2022	2021
4.60% Senior Notes due to related party due 2024	$39,454	$42,176

Total debt	39,454	42,176
Less: Short-term debt	—	—

Total Long-term debt	$39,454	$42,176
3.50% Senior Notes due to related party paid in 2020
We previously held a 3.5% Senior Note due to a related party that required quarterly interest
payments at 3.5%. The 3.5% Senior Note was paid in full in May 2020.
4.60% Senior Notes due to related party due 2024
The 4.60%
Senior Notes due to related party, which collectively total KRW billion
at inception, accrue 4.60
% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity (
May 27, 2024
).
Voluntary principal and interest payments were made in June and September 2020. Principal of
KRW
20
 billion and interest of
KRW
1.2
 billion was paid in June 2020 and principal of
KRW
30
 billion and interest of
KRW
3.1

billion was paid in September 2020.

Bonds
2.5% Convertible Bonds
At various dates in May and June 2020, STIC, as holder of the 2.5% Convertible Bonds, exercised its right to convert all outstanding bonds into 715,258 common shares. In connection with these transactions, we paid STIC the accrued coupon interest of $0.9 million and the unpaid yield-to-maturity interest of $4.5 million was forfeited.
The conversion of the
2.5%
 Convertible Bonds was in accordance with the original terms of the instruments and were not subject to an inducement offer to convert as the terms of the conversion were not modified. As a result, the carrying value of the
2.5
% Convertible Bonds, plus the forfeited yield-to-maturity interest, net of related income tax effects, of KRW
229.7
 billion with KRW
7.2
 billion recorded to common shares and KRW
222.5
 billion was recorded to additional paid-in-capital with no gain or loss recognized.
2.5% Non-convertible bonds and detachable warrants
On May 15, 2020, DUG exercised its call option right and simultaneously redeemed the 2.5% Non-convertible bonds as consideration to exercise the warrants into 306,539 shares of common stock. In connection with this transaction, we paid DUG the 2.5% accrued but unpaid coupon interest of $0.3 million and the unpaid yield-to-maturity interest of $1.9 million was forfeited and the remaining unaccreted bond discount eliminated. As a result, the carrying value of the 2.5% Non-convertible Bonds with warrants, plus the forfeited yield-to-maturity interest, net of related income tax effects, of KRW 79.0 billion
with KRW 3.1 billion recorded to common shares and KRW 75.9 billion was recorded to additional paid-in-capital with no gain or loss recognized.

Note 6: Fair value measurements
The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, and short- term borrowings approximate their fair values due to the short-term nature of these instruments.
Our cash equivalents (Level 1
of fair value hierarchy
) consist of money market funds and Korean market government bonds totaling $217.4 million and $242.1 million as of December 31, 2022 and 2021, respectively and short-term investments (Level 2 of fair value hierarchy
) comprised of
fixed time or certificates of deposit with maturity periods greater than 90 days totaling $67.9
million

as of December 31, 2022. We rely on credit market data to track interest rates for other entities with similar risk profiles.
We record all debt at inception at fair value. We perform subsequent analysis on available data to evaluate the fair value of our borrowing as of the balance sheet date. We rely on credit market data to track interest rates for other entities with similar risk profiles. As of December 31, 2021, we believe the fair value of our senior notes (a Level 3 estimate) approximates carrying value due to the nature of the instruments and the lack of meaningful change to our credit profile. As of December 31, 2022, we believe the fair value of our senior notes (a Level 3 estimate) would be $1.9 million lower do the change in overall increase in interest rates during 2022. We do not believe the difference between carrying value and fair value has changed materially due to foreign exchange exposure or our credit worthiness.
Note 7: Income taxes
Income (loss) before income tax consisted of the following (in thousands):

	Year ended December 31,
	2022	2021	2020
US	$(310,483)	$97,918	$89,416
Korea	5,315	2,696	(14,199)

Total income (loss) before income taxes	$(305,168)	$100,614	$75,217

The following table presents the detail of income tax expense for the periods presented (in thousands):

	Year ended December 31,
	2022	2021	2020
Current:
US	$11,571	$14,481	$15,244
Korea	2,222	2,049	1,928

Total current taxes:	$13,793	$16,530	$17,172

Deferred:
US	$(85,206)	$8,154	$5,105
Korea	223	(2,178)	(683)

Total deferred taxes	$(84,983)	$5,976	$4,422

Total income tax expense (benefit)	$(71,190)	$22,506	$21,594

The following table presents a reconciliation of the statutory rate and our effective tax rate for the periods presented:

	Year ended December 31,
	2022	2021	2020
Statutory tax rate	20.0%	20.0%	20.0%
Foreign jurisdiction rate differential	3.7%	3.5%	3.8%
Non-deductible interest	0.0%	0.0%	1.5%
Withholding taxes	(0.6)%	2.0%	2.3%
Tax credits	1.0%	(4.2)%	(3.5)%
Valuation allowance	(0.6)%	1.6%	5.0%
Other	(0.1)%	(0.6)%	(0.5)%

Total tax rate	23.3%	22.3%	28.6%
Deferred federal, state, and foreign income taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes. The following table presents the significant components of our deferred tax assets and liabilities as of the dates presented (in thousands):

	Year ended December 31,
	2022	2021
Deferred income tax assets:
Net operating loss carryforward	$5,934	$8,333
Tax credit carryforward	14,171	12,615
Accruals and reserves	35,589	1,584
Accrued interest	762	—
Intangibles	17,632	15,643
Goodwill	4,467	—
Lease liability	1,120	1,860

Deferred tax assets	$79,675	$40,035
Less: Valuation allowance	(18,893)	(18,112)

Net deferred tax assets	$60,782	$21,923
Deferred tax liabilities
Goodwill	$0	$(45,074)
Right-of-use-assets	(1,038)	(2,162)
Other	(454)	(379)

Deferred tax liabilities	$(1,492)	$(47,615)

Net deferred tax assets (liabilities)	$59,290	$(25,692)

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing, and amount of which are uncertain. We have recorded a valuation allowance against certain Korean deferred tax as of December 31, 2022 and 2021 because, based on the weight of available evidence, it is more likely than not that certain deferred tax assets will not be realized. As of December 31, 2022, we determined that all U.S. deferred tax assets and $2.2 million of Korean deferred tax assets are expected to be realized prior to their expiration.

As of December 31, 2022 and 2021 we have Korean tax loss carryforwards of approximately $27.7 million, $39.2 million and $34.4 million, respectively, which are available to reduce future taxable income. These losses begin to expire in 2026.
Additionally, we have Korean tax credit carryforwards of $14.2 million
 a
nd
$12.6 million as of December 31, 2022 and 2021, respectively, which are available to reduce future foreign tax liabilities. The foreign tax credit carryforwards begin to expire in 2027.
We have not recorded a liability for income taxes or withholding taxes on undistributed earnings of subsidiaries as of December 31, 2022 and 2021 as we intend to reinvest such earnings outside of Korea for the foreseeable future. The Company concluded it is not practical to estimate the related deferred tax liability.
We are currently not under audit in any tax jurisdiction. We do not have any uncertain tax positions and have not established reserves for tax positions based on estimates of whether, and the extent to which, additional taxes will be due.
Note 8: Shareholders’ equity
Common stock
We have 200,000,000 total authorized shares at December 31, 2022 and 2021. The par value per share is KRW10,000. Holders of outstanding shares of common stock are entitled to one vote for each share on all matters submitted to a vote of the holders of common stock. Holders of common stock are entitled to receive dividends that are declared by our board of directors out of legally available funds. In the event of a liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in the net assets remaining after payment of liabilities. There are no conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.
Note 9: Net Income per share
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
Dilutive common share equivalents are comprised of warrants and shares issuable under our convertible debt arrangement described in Note 5: Debt.
The following table presents the calculation of basic and diluted net income per share (in thousands except share and per share amounts):

	Year ended December 31,
	2022	2021	2020
Numerator:
Net income (loss) applicable to common shareholders – basic	$(233,978)	$78,108	$53,623
Dilutive effect of assumed conversion of convertible debt	—	—	2,687
Net income (loss) applicable to common shareholders – diluted	$(233,978)	$78,108	$56,310

	Year ended December 31,
	2022	2021	2020
Denominator:
Weighted average shares outstanding - basic	2,477,672	2,303,200	1,807,410
Dilutive effect of assumed conversion of convertible debt	—	—	295,028
Dilutive effect of assumed conversion of warrants	—	—	46,676
Weighted average shares outstanding – diluted	2,477,672	2,303,200	2,149,114
Basic net income (loss) per share	$(94.43)	$33.91	$29.67
Diluted net income (loss) per share	$(94.43)	$33.91	$26.20
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
Supplemental balance sheet and cash flow information related to operating leases is as follows (in thousands):

	Year ended December 31,
	2022	2021	2020
Operating lease right-of – use asset	$4,675	$7,764	$10,864
Accrued rent	817	934	877

Total operating lease right-of-use asset, net	$3,858	$6,830	$9,987

Short-term operating lease liabilities	3,050	3,076	3,033
Long-term operating lease liabilities	1,625	4,688	7,831

Total operating lease liabilities	$4,675	$7,764	$10,864
Supplemental cash flow information related to leases was as follows (in thousands):

	Year e nded December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$3,253	$3,262	$3,200
Maturities of lease liabilities are as follows (in thousands):

As of December 31, 2022	Seattle Lease	Seoul Lease (Related Party)
2023	2,037	1,092
2024	1,732	—
2025	—	—
2026	—	—

As of December 31, 2022	Seattle Lease	Seoul Lease (Related Party)
Thereafter	—	—
Less: Imputed Interest	(160)	(26)

Total	3,609	1,066

Note 11: Accumulated other comprehensive income
Changes in accumulated other comprehensive income (AOCI) by component for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at January 1, 2020	$10,131	$(698)	$9,433
Foreign currency translation gain/(loss)	13,676	—	13,676
Actuarial gain/(loss), net of tax	—	(294)	(294)

Balance as of December 31, 2020	$23,807	$(992)	$22,815

Foreign currency translation gain/(loss)	504	—	504
Actuarial gain/(loss), net of tax	—	(286)	(286)

Balance as of December 31, 2021	$24,311	$(1,278)	$23,033

Foreign currency translation gain/(loss)	(3,519)	—	(3,519)
Actuarial gain/(loss), net of tax	—	(154)	(154)

Balance as of December 31, 2022	$20,792	$(1,432)	$19,360

For years ended December 31, 2022, 2021 and 2020, we did not tax effect foreign currency translation gain/(loss) because we have determined such gain/(loss) is permanently reinvested and actuarial gain/(loss) is not tax effected due to a valuation allowance applied to our deferred tax assets.
Note 12: Commitments and contingencies
Legal contingencies
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
IGT tendered its defense of the lawsuit to DDI-US and sought indemnity for any damages from the lawsuit, based on various agreements associated with IGT’s sale of DDI-US. DDI-US had previously tendered its defense to IGT and sought indemnity from it.
On August 29, 2022, per the parties’ stipulation notifying the court of a proposed class wide settlement for $415,000,000 with both DDI-US and IGT, the court stayed the case until October 21, 2022, in order to effectuate the proposed settlement. On the same date, DDI-US entered into an agreement in principle to settle the
Benson
class action and associated proceedings, pursuant to which, among other things, IGT and DDI-US will contribute $269.75 million and $145.25 million, respectively, to the settlement fund. This agreement in principle is pending final court approval to date with final resolution and payment expected in 2023. As of December 31, 2022, the Company has an aggregate accrual of $
145.25
 million for the years ended December 31, 2022 and 2021, less $50 million for payments made in the fourth quarter of 2022.

Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleU Games License Agreement, DoubleU Games grants us an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of December 31, 2022, we licensed approximately 48 game titles under the terms of this agreement.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services Agreement with IGT. Under the terms of the agreement, IGT will deliver game assets so that the we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we paid IGT an initial royalty rate of 10% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. Effective January 1, 2019, we amended the agreement to revise the royalty rate for proprietary game asset types to 7.5% of revenue. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the years ended December 31, 2022 and 2021 totaled $7.0 million and $11.1 million, respectively, and are recognized as a component of cost of revenue.
Note 13: Related party transactions
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.
The following is a summary of expenses charged by our parent, DoubleU Games (in thousands):

	Year ended December 31,			Statement of Income and Comprehensive Income Line Item
	2022	2021	2020
Royalty expense (see Note 12)	$3,374	$4,335	$3,015	Cost of revenue
Interest expense (see Note 5)	1,780	2,010	3,106	Interest expense
Rent expense (see Note 10)	1,251	1,397	1,461	General and administrative expense
Other expense	225	206	155	General and administrative expense
Amounts due to our parent, DoubleU Games, are as follows (in thousands):

	Year ended December 31,			Statement of Consolidated Balance Sheet Line Item
	2022	2021	2020
4.6% Senior Notes with related party	$39,454	$42,176	$45,956	Long-Term borrowing with related party
Royalties and other expenses	315	511	3,631	A/P and accrued expenses
Short-term lease liability	1,066	1,309	1,399	Short-term operating lease liabilities
Accrued interest on 4.6% Senior Notes with related party	7,852	6,454	4,918	Other non-current labilities
Long-term lease liability	—	1,078	2,454	Long-term lease liabilities

Note 14: Subsequent Event
In January 2023, we entered into a Share Purchase Agreement to acquire SuprNation AB (“SuprNation”), a European-based i-gaming company providing differentiated casino gaming experiences, for a cash consideration of approximately €33 million, on a cash free and debt free basis and subject to final review of SuprNation’s financial results of 2022. SuprNation operates in certain regulated European markets with gaming licenses in jurisdictions including Sweden, Great Britain, Malta and the Isle of Man, and its flagship title,
Duelz.com
, offers real money gaming with peer-to-peer gamification and social features designed to improve monetization and engagement. The acquisition is expected to close during the second quarter of 2023, subject to satisfaction or waiver of certain customary closing conditions, including without limitation, certain regulatory approvals. Following the closing, SuprNation AB will be a direct, wholly-owned subsidiary of DDI-US.