Form 20-F
period 2023-12-31
DoubleDown Interactive Co., Ltd.
filed 2024-03-28
CIK 1799567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
c/o DoubleDown Interactive, LLC
605 5th Avenue, Suite 300
Seattle, Washington 98104
+1-206-408-1545
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, or ADSs, each twenty (20) ADSs representing one (1) Common Share	DDI	The Nasdaq Stock Market LLC
Common Shares, par value KRW10,000 per share *		The Nasdaq Stock Market LLC*

*	No t for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
2,477,672 Common Shares
(as of December 31, 2023)
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

About this annual report

As used in this annual report, unless the context otherwise requires or otherwise states, (a) references to “we,” “us,” “our,” the “Company,” “our Company” and similar references refer to DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of Korea, which is sometimes referred to in this annual report as “DDI,” its Korean subsidiary, Double8 Games Co., Ltd. (“Double8 Games”), its U.S. subsidiary, DoubleDown Interactive, LLC, a Washington limited liability company (“DDI-US”), and DDI-US’ wholly-owned subsidiary, SuprNation AB, a Swedish limited liability company with operations based in Malta (“SuprNation”), and (b) references to “DoubleU Games” or “DUG” refer to DoubleU Games Co., Ltd., a Korean company and our controlling shareholder.

References herein to “STIC” refer to STIC Special Situation Private Equity Fund and its wholly-owned affiliate, unless the context otherwise requires.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. The terms “dollar,” “USD,” “US$” or “$” refer to the legal currency of the United States. Currency amounts in this annual report are stated in dollars, unless otherwise indicated. Our reporting currency is the U.S. dollar, and our functional currencies are the Korean Won, or KRW or “(Won)”, and the Euro (“EUR” or “€”). Unless otherwise indicated, convenience translations included in this annual report of Korean Won into U.S. dollars and the Euro into U.S. dollars have been made at the rate of KRW1,290.97 = US$1.00 and €1.1062 = US$1.00, respectively, as reported by the Board of Governors of the Federal Reserve System on December 29, 2023. Historical and current exchange rate information of the Korean Won against the U.S. dollar may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_ko.htm. Historical and current exchange rate information of the Euro against the U.S. dollar may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_eu.htm.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Our fiscal year ends on December 31 of each year as does our reporting year. Therefore, any references to 2023, 2022 and 2021 are references to the fiscal and reporting years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively. See Note 2: Significant accounting policies to our audited consolidated financial statements for a discussion of the basis of presentation, functional currency and translation of financial statements.

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

i

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

We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report, including our audited consolidated financial statements and the related notes included in this annual report. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

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

Our ability to increase the number of players of our games will depend on continued player adoption of online social casino and other forms of casual online gaming. Growth in the online gaming industry and the level of demand for and market acceptance of our games are subject to a high degree of uncertainty. We expect that the overall number of our customers and the amount that they are willing to invest in our games will fluctuate from time to time. The rate at which we acquire paying players may be affected by increased competition, general economic conditions, and other factors. In addition, we may not be successful in providing sufficient incentives and creating engaging content to retain our existing customers and attract new customers. If we are unable to successfully acquire, retain, and monetize players who make purchases in our games, our operations and financial condition will be adversely affected and our profitability may decline.

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

Our games are available to players for free, and we generate revenue from players only if they voluntarily purchase virtual chips above and beyond the level of free virtual chips provided periodically as part of the games. In particular, we monitor the number of players who make a purchase to assess any periodic changes in behavior and associated trends. Average MPUs, or the average number of players who made a purchase at least once in a month, decreased from 2022 to 2023, while our overall payer conversion rate has increased from 5.4% in 2022 to 6.4% in 2023. Our paying players may stop making purchases in our games or playing our games altogether at any time. In order to sustain or increase our revenue levels, we must increase the amount our players spend in our games and/or increase the number of players who purchase virtual chips. To retain paying players, we must devote significant resources so that the games they play retain their interest and motivate them to purchase virtual chips through incentives and engaging content. If the average amount spent by our paying players declines, if we fail to offer games that sufficiently incentivize players to purchase our virtual chips, or if we fail to properly manage the economics of free versus paid chips, our business, financial condition, and results of operations could be materially and adversely affected.

Our DoubleDown Casino game has generated substantially all of our revenue, and we intend to continue to refresh content and launch new games in order to attract and retain a significant number of paying players to grow our revenue and sustain our competitive position.

Historically, DoubleDown Casino has accounted for substantially all our revenue (2023: 96.3%; 2022: 96.7%), and we expect that this dependency will continue for the foreseeable future while we endeavor to further diversify our portfolio through the addition of new games. See “Item 4B. Business Overview—Our games.” Our growth will depend, in part, on our ability to consistently refresh content for our existing games to promote engagement with our players, as well as launch new games that achieve significant popularity. However, as we add new games to our portfolio, certain of our players may leave existing games, such as DoubleDown Casino, and move to a new offering. As we refresh content and develop new games, we expend significant resources in research and development, analytics, marketing, and others to design, test, and launch refreshed content and our new games.

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

Substantially all of the content and related intellectual property incorporated into our games are licensed from third parties, in particular IGT and DUG. Since June 2017, we have been party to a Game Development, Distribution and Services Agreement with IGT (which we refer to as the “IP License Agreement”), pursuant to which we are granted the right to develop and distribute certain IGT game titles and related intellectual property. Under the IP License Agreement, we expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. In addition, although IGT has the right to terminate the IP License Agreement for cause, we will retain exclusive, perpetual, and irrevocable use of any IGT intellectual property already used by us for games launched before June 1, 2020 (excluding third party rights that IGT no longer has rights to itself), except in limited circumstances. For each slot game first launched in the social online game field starting on June 1, 2020, the license from IGT is non-exclusive, perpetual and irrevocable. See “Item 4B. Business Overview—Intellectual property.” In addition, we have licensing arrangements with our controlling shareholder, DUG, since March 2018, pursuant to which we are granted an exclusive license to develop and distribute certain of their social casino game titles and sequels, subject to our payment of customary terms and license fees. As of December 31, 2023, we license approximately 49 game titles that are actively offered to players. We expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. See “Item 4B. Business Overview—Intellectual property.”

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

We believe that our success depends in part on protecting our owned and licensed intellectual property in the United States and other countries. Our intellectual property includes certain patents, trademarks and copyrights relating to our games, and proprietary or confidential information that is not subject to formal intellectual property protection. Much of our intellectual property that is significant to our business is owned by DoubleU Games or IGT and licensed to us, and we do not control the protection and maintenance of such intellectual property from third parties and must rely on DoubleU Games or IGT to protect and maintain such intellectual property. Our success may depend, in part, on our and our licensors’ ability to protect the trademarks, trade dress, names, logos, or symbols under which we market our games and to obtain and maintain patent, copyright, and other intellectual property protection for the technologies, designs, software, and innovations used in our games and our business. We cannot assure that we will be able to build and maintain consumer value in our proprietary trademarks and copyrights or otherwise protect our technologies, designs, software, and innovations or that any patent, trademark, copyright, or other intellectual property right will provide us with competitive advantages.

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

We have been party to, and in the future may become subject to additional, legal proceedings in the operation of our business, including, but not limited to, with respect to consumer protection, gaming-related matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement, and claims relating to our contracts, licenses, and strategic investments.

For example, in April 2018, a class-action lawsuit was filed against DDI-US demanding a return of unfair benefit under the pretext that our social casino games are not legal in the State of Washington, United States (the “Benson case”). On August 29, 2022, DDI-US entered into an agreement in principle to settle the Benson case and associated proceedings, pursuant to which, among other things, DDI-US would contribute $145.25 million to the settlement fund. As a result of the settlement, we accrued $141.8 million and $3.5 million in expenses in 2022 and 2021, respectively, related to the incremental loss associated with the Benson case and related claims. See Note 12: Commitments and contingencies to our audited consolidated financial statements included elsewhere in the annual report. This agreement in principle received final court approval with the final contribution to the settlement fund made in June 2023. We had an accrual of $95.25 million for the year ended December 31, 2022, which was cleared by a $95.25 million payment in the second quarter of 2023.

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

If we adopt policies and controls that are ineffective or an employee or intermediary fails to comply with the applicable regulations, we may be subject to criminal and civil sanctions and other penalties. Any such violation could disrupt our business and adversely affect our reputation, results of operations, cash flows, and financial condition. In addition, our business operations could be interrupted and negatively affected by terrorist activity, political unrest, or other economic or political uncertainties. Moreover, countries, including in particular Korea, the United States, and Malta could impose tariffs, quotas, trade barriers, and other similar restrictions that adversely impact the international nature of our business.

Further, our ability to expand successfully in other countries involves other risks, including difficulties in integrating local operations, risks associated with entering jurisdictions in which we may have little experience in the day-to-day management of a growing and increasingly geographically diverse company. We may not realize the operating efficiencies, competitive advantages or financial results that we anticipate from our investments in countries other than Korea and the United States.

In addition, from time to time, we pursue strategic acquisitions. Our ability to succeed in implementing our strategy will depend, to a certain degree, upon our ability to identify and complete commercially viable acquisitions. We cannot assure that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Furthermore, we may not be able to successfully integrate any businesses that we acquire or do so within the intended timeframes. We could face significant challenges in managing and integrating our acquisitions and our combined operations, and the expected cost synergies or any other anticipated benefits associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes or cost expectations, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows and financial condition.

In October 2023, we completed the acquisition of SuprNation, an iGaming operator with its main operations in Western Europe. See Note 14: Acquisition to our audited consolidated financial statements included elsewhere in this annual report. SuprNation’s growth prospects depend on the legal status of real-money gaming in various jurisdictions, and legalization may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if jurisdictions legalize real money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, or existing laws or regulations may be changed or interpreted adversely, any of which could adversely affect SuprNation’s future results of operations and make it more difficult to meet our expectations for its financial performance.

Failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a license or permit applied for in a particular jurisdiction, could impact SuprNation’s ability to comply with licensing and regulatory requirements in other jurisdictions, or could cause the rejection of license applications or cancellation of existing licenses in other jurisdictions, or could cause financial institutions, online and mobile platforms, advertisers and distributors to stop providing services to Supernation which it relies upon to receive payments from, or distribute amounts to, its users, or otherwise to deliver and promote our product offerings and services.

Compliance with the various regulations applicable to iGaming is costly and time-consuming. Although our wholly-owned subsidiary, SuprNation, currently has its main operations in Europe, non-U.S. regulatory authorities have broad powers with respect to the regulation and licensing of real money gaming operations and may revoke, suspend, condition or limit SuprNation’s real money gaming licenses, impose substantial fines on SuprNation and take other actions, any one of which could have a material adverse effect on our business, financial condition, results of operations and prospects. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. We endeavor to ensure that SuprNation will comply with all applicable laws and regulations relating to its business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules. Non-compliance with any such law or regulations could expose us, through SuprNation, to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business.

Any real money gaming license could be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of SuprNation’s product offerings in the impacted jurisdictions. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect SuprNation’s operations. Our delay or failure to obtain or maintain licenses in any jurisdiction may prevent us from distributing SuprNation’s product offerings, increasing its customer base and/or generating revenues. We cannot assure you that we will be able to obtain and maintain the licenses and related approvals necessary to conduct our iGaming operations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are subject to U.S. federal and state and foreign laws related to the privacy and protection of player data. Such regulations such as the General Data Protections Regulation (“GDPR”) from the European Union (“EU”), the United Kingdom’s Data Protection Act of 2018, the UK GDPR, and the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and newly enacted privacy laws in Virginia, Colorado, Connecticut and Utah, which went into effect in 2023, are new, untested laws and regulations that could affect our business, and the potential impact is unknown. See “Item 4B. Business Overview—Regulation of the industry.” The U.S. government, including the Federal Trade Commission and the Department of Commerce, also continue to review the need for greater regulation over the collection of personal information and information about consumer behavior, and the U.S. Congress is considering a number of legislative proposals to regulate this area. Currently, there are various legislation related to data privacy and security pending before several legislative and regulatory bodies in the United States and worldwide that if passed could impact our operations.

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

In addition, we may make decisions regarding our business and games in accordance with our values that may negatively impact our short-or medium-term operating results if we believe those decisions are consistent with such values and will improve the aggregate user experience or promotes employee well-being, safety, development, diversity and inclusion. Although we expect that our commitment to environmental, social and governance based values will, accordingly, improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue and financial results.

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

The number of people using mobile devices has increased significantly over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile games, may not grow in the way that we anticipate. Approximately 75% of our revenue for each of the years ended December 31, 2023 and December 31, 2022 was attributable to mobile device use. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and may not achieve the anticipated return on our development efforts. Any such decline in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, or results of operations.

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

We also compete with online gaming companies, including those that offer social casino games such as Playtika, Aristocrat, SciPlay, Netmarble, Take-Two Interactive, and others, and some of these companies have a base of existing players that is larger than ours. In addition, our controlling shareholder, DoubleU Games, also creates and markets online games and represents a potential source of competition for talent, content development, and players. The interests of DoubleU Games may, from time to time, conflict or compete with our interests. Some of our current and potential competitors, including DoubleU Games, enjoy substantial competitive advantages, such as greater financial, technical, and other resources and, in some cases, the ability to rapidly combine online platforms with traditional staffing solutions. These companies may use these advantages to develop different platforms and services to compete with our games, spend more on advertising and marketing, invest more in research and development or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions, or player preferences or requirements. If we are not able to respond to and manage competitive pressure on our business effectively, it could adversely impact our results of operations, cash flows, and financial condition.

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

The online gaming industry, in particular, was identified in industry and media reports, such as Eilers & Krejcik and AppsFlyer, as an unintended beneficiary of this pandemic as people are quarantined in their homes, and we are not an exception to this benefit. Through 2020 and 2021, we experienced increased player engagement resulting from the stay-at-home orders across the United States, and our monthly revenue benefited from the effects of the pandemic, particularly in those months when stay-at-home orders and quarantines were broadly imposed across the United States. However, the extent to which we are able to sustain this increased player engagement is uncertain and player engagement may recede, and we already noticed changes in player behaviors and consumer spending in 2022 and 2023. We expect such benefit to diminish over time as COVID-related restrictions expire and consumers return to pre-COVID routines. Consequently, any change resulting in a diversion of player discretionary income to other uses, including for essential items, could adversely impact our cash flows, operating results, and financial condition. In addition, the continuation of COVID-19 has led to economic and financial uncertainty for many consumers and may continue to reduce or maintain at low amounts the disposable incomes of social casino game players resulting in a lower number of players purchasing coins or chips, or in players purchasing fewer coins or chips, which would negatively impact our results of operations, cash flows and financial condition. See “Item 5. Operating and Financial Review and Prospects—COVID-19.”

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets has been relatively low in recent years, during 2022 and 2023, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of global pandemics such as COVID-19, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for R&D, talent acquisition and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding global pandemics, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty, concerns of which may cause the players of our games to change their behaviors, such as to spend less on in-game purchases, which, in turn, could have a material adverse impact on our financial condition, results of operations or cash flows.

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

We are subject to a variety of laws in the United States, Korea, Malta and other jurisdictions, including laws regarding consumer protection, intellectual property, virtual items and currency, export, and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside of Korea, Malta and the United States. It is also likely that as our business grows and evolves and our games are played in larger volume in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States, Korea, Malta, and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, gaming, copyright, distribution, and antitrust. Our ability to access potentially key markets in the future, such as Korea and China, which currently restrict or otherwise limit entry for social casino gaming companies, will be dependent in part upon changes to the current legal and regulatory environment.

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

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws and related regulatory guidance. However, the tax benefits that we intend to eventually derive could be undermined due to changing tax laws. In addition, the taxing authorities in Korea and the United States regularly examine income and other tax returns and we expect that we may become subject to examinations of our income and other tax returns from time to time. The ultimate outcome of these examinations cannot be predicted with certainty.

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

There can be no assurance that the adoption of the International Financial Reporting Standards, or IFRS, will not adversely affect our reported results of operations or financial condition.

Our controlling shareholder, DUG, as a listed company in Korea, is required to report its annual financial statements under Korean IFRS as adopted by the Financial Services Commission of Korea. To facilitate the consolidation of our financial statements with those of DUG, we may determine in the future that there is a benefit to reporting our financial statements using IFRS as issued by the International Accounting Standards Board, or IASB (IFRS/IASB). If we change our financial reporting standards to IFRS/IASB, we may implement such change as early as the current fiscal year; however, there can be no certainty as to timing of any such change. All standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee have been adopted by the Korean IFRS. Consequently, if we comply with IFRS/IASB, we will also be in full compliance with Korean IFRS. Although our accounting department is analyzing the effects of adoption on our financial reporting, it is not possible to estimate with any degree of certainty the extent of any impact on the future presentation of our financial results under IFRS at this time.

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

Although we have substantial contractual arrangements with our controlling shareholder, DoubleU Games, no person is serving concurrently as a director of both companies. Consequently, we have not entered into any agreement intended to govern any conflicts of interest between the two companies. However, under the Korean Commercial Code, or “KCC”, if a company, such as DDI, intends to enter into any arrangement with any of its major shareholders, such as DUG, such company is required to disclose the intended arrangement to its board of directors and obtain a resolution from the board approving such arrangement. Such approval requires the consent of not less than two-thirds of the board members. Under the KCC, a person would constitute a company’s major shareholder if such person holds 10% or more of equity interests in such company (without taking into account any non-voting shares issued by the company) or makes de facto influence on such company’s key managerial decisions (such as appointment and removal of directors and statutory auditors). Accordingly, in order for the Company and DUG to enter into any arrangement, the Company must seek and obtain a resolution from its board of directors approving the intended arrangement. Given the current board structure, the Company’s board resolution would be adopted independently from DUG. To date, the Company and DUG have entered into certain license agreements and loan agreements, all of which have been approved by the Company’s board in accordance with the KCC.

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

We entered into several loans with DoubleU Games as our lender in 2018 and 2019, and the aggregate outstanding principal amount as of December 31, 2023 of such loans was KRW50 billion (US$38.8 million). These loans mature in 2024, subject to certain prepayment rights. Each loan has a fixed interest rate of 4.60% per annum, with a default interest rate of an additional 5.0% per annum. Interest accrues quarterly, commencing as of May 2019, and is due and payable in full upon maturity. Further, if we are unable to repay the loans at maturity in 2024, we may not be able to continue our operations if we are unable to secure additional financing or otherwise restructure the loans. Although these loans are unsecured, we could nonetheless be forced by DoubleU Games to liquidate our operations and dissolve. See “Item 5B. Liquidity and Capital Resources—Short-term and long-term borrowings.”

A significant portion of our intellectual property portfolio is subject to license agreements with DoubleU Games and our operations could be adversely affected by the amount of royalty payments we are required to make under the agreements.

We are subject to a number of licensing and research and development agreements with DoubleU Games. As of the date of this annual report, DoubleU Games controlled approximately 67.1% of our shares. DoubleU Games has granted us exclusive rights during the term of the agreements for development and distribution of social casino game titles and sequels in social online gaming. As of December 31, 2023, we license approximately 49 slot gaming intellectual property rights from DoubleU Games that are actively offered to end users through our games. We are obligated to pay royalties and license fees to DoubleU Games in connection with these rights. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. If the parties decide to terminate, it could materially adversely affect our ability to continue to use and exploit these rights and the associated gaming content we distribute through our channels. In such event, our business operations, including our revenues and profitability, could be materially harmed unless and until we are able to create or acquire new revenue streams of comparable financial impact. In addition, our reputation would suffer from the loss of this content and we could lose all or a substantial portion of our players for an indefinite period.

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

Our Company was originally established as The8Games Co., Ltd., in Seoul, Korea in 2008, an interactive entertainment studio focused on the development and publishing of casual games and mobile applications. In 2016, DUG acquired a controlling stake in our Company and, in 2017, DUG acquired the remaining stake in our Company, making us a wholly-owned subsidiary of DUG. Later in 2017, DUG also acquired DDI-US through our Company, believing that our strengths could be highly complementary to DDI-US for creating more powerful social casino gaming content. We changed our name to DoubleDown Interactive Co., Ltd. in December 2019. In February 2020, we acquired Korea-based Double8 Games from DUG. In October 2023, we acquired SuprNation, a European iGaming operator, which is now a direct, wholly-owned subsidiary of DDI-US. See

“—B. Business Overview” below and Note 14: Acquisition to our audited consolidated financial statements included elsewhere in this annual report. Our current corporate structure is as follows:

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

We are a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players. We have been an early pioneer in the social casino gaming segment of casual gaming and were among the initial publishers to launch a social casino game on the Facebook platform in 2010 with the release of DoubleDown Casino. As the market has shifted materially to mobile platforms in recent years, we have also embraced new distribution channels for our games, which have significantly expanded our overall reach and market opportunity. Our games attract players of social casino and casual games, and have been installed over 117 million times to date. During 2023, an average of 1.8 million players played our games each month.

Our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games. Within the social casino segment of casual gaming, which includes free-to-play online slots, poker, table games, and bingo, DoubleDown Casino was ranked the fifth among the top game titles by gross revenue during 2023, according to Eilers & Krejcik, which estimated that the global social casino market was approximately $7.3 billion in 2023. As one of the leading players in social casino today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players.

We believe that success in casual gaming requires a combination of creativity and data science to acquire, engage and retain players. We have a deep understanding of our players which allows us to hone our game development, content strategy, and live game operations. Our all-in-one approach that combines numerous pieces of content within a single game streamlines the player experience while our best-in-class gaming elements, including graphics, user interface, and meta-features, such as daily challenges and loyalty programs, keep our players engaged. Collectively, our players exhibit higher monetization compared to that of our social casino peers, which we believe reflects our successful approach. Our average revenue per daily active user (“ARPDAU”) was $1.09 during 2023.

We believe our access to content is among the broadest in the gaming industry. In addition to our internally- developed content, we also have access to content from IGT, one of the largest casino equipment suppliers in the world, and creator of well-known slot games such as Cleopatra, Wolf Run, and Megabucks, as well as from DoubleU Games, our controlling shareholder and a leading developer and publisher of social casino games based in Korea. Since 2008, we have had access to over 2,000 slot titles through our partnerships with IGT and DUG and we have internally developed a catalogue of over 49 original slot titles. We continue to provide our players with a superior gaming experience by leveraging our three content pillars: DDI, IGT, and DUG.

In October 2023, we acquired SuprNation, a European iGaming operator, which is now a direct, wholly-owned subsidiary of DDI-US. As a result, we now operate three real-money iGaming sites in certain Western European countries where SuprNation is licensed. During fiscal year 2023, SuprNation contributed a total revenue of $4.3 million for the 61 days we owned and operated the business. Going forward, we are seeking to grow this revenue and to exploit the estimated $40 billion per year iGaming market opportunity in Europe (estimated by European Gaming & Betting Association in 2023), primarily by expanding player engagement in those countries where SuprNation currently operates. See Note 14: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.

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

•

Exclusive original social casino content and proven execution capabilities from DUG: DUG has built a collection of over 400 original slot titles that have been optimized for social casino experiences. We have exclusive access to DUG’s growing slot content that appeals to both dedicated and casual players. In addition, DUG provides expertise in operating social casino mobile games, which enables us to improve execution across numerous aspects of our business including game development, marketing and user acquisition, and live game operations.

Industry overview and market opportunity

Gaming has gained widespread popularity over the last decade and has become one of the largest forms of entertainment globally. Consumer spending on gaming was estimated to be approximately $184 billion in 2023, according to data from Newzoo 2023, of which approximately 49% was generated by mobile device activity. This has been driven by a number of technology and consumer trends:

•

Growth of mobile platforms and entertainment increasingly consumed through mobile. According to data from Newzoo Online, mobile gaming revenue will exceed $95 billion by 2026. We believe this trend presents an opportunity for greater engagement with players on mobile devices.

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

We believe that our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games. The global social casino market was estimated to be $7.3 billion in 2023 according to Eilers & Krejcik. We believe that casual and social casino genres are converging, blending elements into new games. As one of the leading players in social casino gaming today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players. Our management and development teams have experience developing both social casino and casual games.

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

•

Access to deep content libraries and proven track record of developing new content. We have access to hundreds of highly recognizable, branded land-based slot titles through our partnership with IGT which enables us to deliver an authentic casino floor experience to our players. Our parent company, DUG, also has deep experience in developing social casino games. More than 400 titles are available to us exclusively, further enriching our content library. In addition to IGT and DUG content, our in-house research and development team develops proprietary slot content. Collectively, we have had access to over 2,000 slot titles through our partnerships with IGT and DUG and we have internally developed a proprietary catalogue of over 49 original slot titles.

•

Comprehensive player lifecycle management. We employ a rigorous, data-driven approach to player lifecycle management from user acquisition to ongoing engagement and monetization. We use internally-developed analytic tools to segment and target players and to optimize user acquisition spend across multiple channels. We believe our comprehensive, data-driven approach to managing players throughout the entirety of their lifecycle drives better monetization than our competitors, resulting in ARPDAU of $1.09 for 2023.

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

DoubleDown Casino, our flagship game, targets social casino gamers who value authentic Vegas-style gameplay. The game replicates the land-based casino environment and utilizes our internally-developed slot titles, as well as those from IGT and DUG. A pioneer in the social casino gaming industry, DoubleDown Casino was first introduced in April 2010 on Facebook and achieved 10 million cumulative downloads in just 23 months. In February 2012, the DoubleDown Casino mobile app was launched on Apple App Store, Google Play Store, and Amazon Appstore. In 2018, we fully renewed the game by incorporating additional content, including from DUG, along with additional engaging in-app features such as High Limit Room, Jackpot Happy Hour, vouchers and coupon systems, and more granular membership segmentation. DoubleDown Casino features 310 free-to-play slots as of December 31, 2023. Almost a decade after its initial launch, DoubleDown Casino remains one of the most recognized social casino games, and ranked the fifth among the top game titles by gross revenue during 2023, according to Eilers & Krejcik.

DoubleDown Fort Knox (launched in April 2018)

Start screen	Lobby	Slot game start screen	Time-based bonuses

DoubleDown Fort Knox is offered as a mobile app on Apple App Store and Google Play Store. DoubleDown Fort Knox utilizes an advanced technology platform allowing for an immersive experience which appeals to a younger player demographic. Additionally, DoubleDown Fort Knox offers a suite of compelling meta-features, including daily bingo challenges and progress boosters. DoubleDown Fort Knox features 99 slots and had recorded over 3.9 million cumulative installations as of December 31, 2023.

DoubleDown Classic (launched in July 2017)

Start screen	Lobby

Slot game start screen	Daily Bonus

DoubleDown Classic focuses on players with a strong appetite for classic wheel-based slot games, who prefer an old-fashioned, mechanical, reel-based gaming experience. In this game, players can find some of the most traditional and popular 3-reel and 5-reel slots seen in land-based casinos, which are designed to maximize authenticity of the gaming experience. DoubleDown Classic is offered through Apple App Store and Google Play Store, with over 2.0 million cumulative installations as of December 31, 2023.

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

Our development operations are based in our Seoul headquarters facility, which includes a Korea game development center. The Korea center has approximately 129 employees who focus on the design, development, testing and delivery of our social casino games as well as the integration of our gaming platform with other internet applications and platforms. Our expenditures on technology and content development were approximately $19.1 million in 2023 and approximately $18.2 million in 2022.

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

Intellectual property

We rely on a combination of patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. As of December 31, 2023, we have five registered patents in the United States, one registered patent in Canada, 18 registered trademarks in the United States, 18 trademarks pending in the United States, and 45 registered trademarks in jurisdictions outside of the United States. As of December 31, 2023, our wholly-owned subsidiary, SuprNation, directly and indirectly holds one registered trademark in the United States, six registered trademarks and four registered logo trademarks in the EU, and 24 registered trademarks, 12 registered logo trademarks and one pending trademark outside of the United States and the EU.

We also license a significant amount of the intellectual property that we use in our business from IGT pursuant to the IP License Agreement. We entered into the IP License Agreement with IGT on June 1, 2017, and it was subsequently amended on October 4, 2018 and May 30, 2020. Pursuant to the IP License Agreement, as amended, IGT has granted us an exclusive, perpetual and irrevocable license to license and distribute certain IGT social casino game titles in the social online game field of use launched before June 1, 2020. For each slot game first launched in the social online game field by DDI-US starting on June 1, 2020, the license from IGT is non-exclusive, perpetual and irrevocable. The IP License Agreement has an initial term of ten years, and may be renewed, if certain conditions are met, for two additional five-year periods. The IP License Agreement may be terminated by either us or IGT for cause. Pursuant to the IP License Agreement, as of December 31, 2023, we license from IGT approximately 320 slot gaming intellectual property rights that are actively offered to end users through our game titles.

We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019, and November 27, 2019. In March 2023, we, through DDI-US, entered into a new Game License Agreement with DoubleU Games with effect from January 1, 2023, which supersedes the prior DoubleU Games License Agreement. Pursuant to the new Game License Agreement, DoubleU Games grants us, through DDI-US, a non-exclusive and worldwide license to service and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. As of December 31, 2023, we license approximately 49 game titles that are actively offered to end users. Such license is subject to our payment of license fees.

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

In a 2018 case, the United States Court of Appeals for the Ninth Circuit decided that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits have been filed against other defendants, including DDI-US. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

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

The interpretation and practical implication of several provisions remain somewhat uncertain. Moreover, the California Privacy Rights Act, which was passed by ballot proposition in November 2020, amends the CCPA to provide even more expansive rights to California residents, and took effect on January 1, 2023. It is clear that the effects of the CCPA/CPRA are significant and that they will require us to modify our data, security, and marketing practices and policies, and to incur substantial costs and expenses in an effort to comply with the CCPA and other applicable data protection/privacy laws, such as the newly enacted privacy laws in Virginia, Colorado, Connecticut and Utah, which went into effect in 2023. The U.S. government, including the Federal Trade Commission and the Department of Commerce, also continue to review the need for greater regulation over the collection of personal information and information about consumer behavior, and the U.S. Congress is considering a number of legislative proposals to regulate this area. Currently, there are various legislation related to data privacy and security pending before several legislative and regulatory bodies in the United States and worldwide that if passed could impact our operations.

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

Our employees

As of December 31, 2023, we had approximately 240 full-time employees worldwide, of whom approximately 129 are based in our Seoul facility, 54 are based in our Seattle facility and 57 are based in our Malta facility. We have 141 employees dedicated to technology and content development, 42 in marketing, and 57 in general administration. We do not have any part-time employees nor do we have any unions or collective bargaining agreements with any of our employees.

C.	Organizational Structure

Our principal operating subsidiaries as of December 31, 2023 are as follows:

Legal Entity Name	Jurisdiction	Percentage Interest Held
DoubleDown Interactive LLC	Washington	100%
SuprNation AB	Sweden	100%
Double8 Games Co., Ltd.	Republic of Korea	100%

D.	Property, Plants and Equipment

We currently lease three facilities located in Seoul, Korea, Seattle, Washington, and Swieqi, Malta, each of which comprises approximately 28,497 square feet, 49,375 square feet, and 4,770 square feet, respectively. The Seoul facility is our principal office, serving as our management headquarters and providing research and development activities. The Seattle facility serves as our center of human resources and administrative activities for the U.S. operations. The Swieqi facility serves as our operation center for SuprNation. We lease our principal office from DoubleU Games, and each of DDI-US and SuprNation leases their respective office from an independent third party. Our Seoul lease was renewed in 2023 and expires on September 30, 2028. The terms of the Seoul lease provide for annual rent increases of $3,314, or an increase of approximately 3.0% per year. Our Seattle lease was originally entered into in July 2012 and expires on October 31, 2024. The terms of the Seattle lease provide for annual rent increases of $4,115, or an increase of approximately 2.5% per year. Our Swieqi lease was assumed as part of the SuprNation acquisition in October 2023, and expires on October 31, 2024.

We believe our existing facilities are sufficient for our current needs. We may add new facilities or expand our existing facilities as we continue to add employees and expand into new markets. We expect that suitable additional space will be available to us as and when needed to accommodate our future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

In October 2023, we acquired SuprNation, a European iGaming operator, which is now a direct, wholly-owned subsidiary of DDI-US. As a result, we now operate three real-money iGaming sites in certain Western European countries where SuprNation is licensed. During fiscal year 2023, SuprNation contributed a total revenue of $4.3 million for the 61 days we owned and operated the business. Going forward, we are seeking to grow this revenue and to exploit the estimated $40 billion per year iGaming market opportunity in Europe (estimated by European Gaming & Betting Association in 2023), primarily by expanding player engagement in those countries where SuprNation currently operates. See Note 14: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.

Our revenue decreased to $308.9 million in 2023 from $321.0 million in 2022. We recorded net income of $100.9 million in 2023, compared to a net loss of $234.0 million in 2022. Our Adjusted EBITDA increased to $118.9 million in 2023 from $101.6 million in 2022. See “Item 5. Operating and financial review and prospect—Other key performance indicators and non-GAAP metrics and trends” below for a description of Adjusted EBITDA and for a reconciliation to net income, the most directly comparable financial measure calculated in accordance with U.S. GAAP.

COVID-19

The global pandemic associated with COVID-19 has caused major disruption to all aspects of the global economy and societies in recent months, particularly as quarantine and stay-at-home orders have been imposed by all levels of government.

The online gaming industry, in particular, was identified in industry and media reports, such as Eilers & Krejcik and AppsFlyer, as an unintended beneficiary of this pandemic as people are quarantined in their homes, and we are not an exception to this benefit. Through 2020 and 2021, we experienced increased player engagement resulting from the stay-at-home orders across the United States, and our monthly revenue benefited from the effects of the pandemic, particularly in those months when stay-at-home orders and quarantines were broadly imposed across the United States. However, as player engagement started to recede, and we noticed changes in player behaviors and consumer spending in 2022 and 2023. We expect such benefit to diminish over time as COVID-related restrictions expire and consumers return to pre-COVID routines. Consequently, any change resulting in a diversion of player discretionary income to other uses, including for essential items, could adversely impact our cash flows, operating results, and financial condition. In addition, the continuation of COVID-19 has led to economic and financial uncertainty for many consumers and may continue to reduce or maintain at low amounts the disposable incomes of social casino game players resulting in a lower number of players purchasing coins or chips, or in players purchasing fewer coins or chips, which would negatively impact our results of operations, cash flows and financial condition.

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

We believe that cohort behavior provides insight into the overall revenue retention dynamics of our business, reflecting our ability to convert players into paying players and drive monetization of our games over time. In 2023, 94% of our revenue was generated by installations prior to 2022. Our 2010 to 2022 cohorts experienced an 88% revenue retention in 2023, demonstrating our ability to consistently retain and monetize players. The chart below represents our quarterly gross player purchases by yearly installations subsequent to our acquisition by DUG in June 2017.

Other key performance indicators and non-GAAP metrics and trends

In addition to the measures presented in our consolidated financial statements, we use the following key performance indicators and non-GAAP financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Three months ended
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30 2021
Average MAU (000s)	1,488	1,675	1,804	2,032	2,084	2,267	2,328	2,309	2,433	2,447	2,544
Average DAU (000s)	703	749	793	841	855	907	940	975	1,022	1,033	1,057
Payer Conversion Rate (%)	6.4%	5.9%	6.0%	5.8%	5.4%	5.2%	5.2%	5.5%	5.5%	5.7%	5.8%
ARPDAU ($)	$1.24	$1.06	$1.05	$1.03	$0.98	$0.96	$0.95	$0.97	$0.97	$0.96	$0.99
Adjusted EBITDA ($ in millions)	$36.17	$29.73	$30.21	$25.45	$24.71	$24.96	$24.96	$24.70	$25.80	$30.20	$31.10
Adjusted EBITDA Margin (%)	43.5%	40.7%	40.2%	32.8%	32.4%	31.7%	31.0%	31.5%	29.9%	34.7%	34.4%

(1)	For a reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP measures” below.

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

Adjusted EBITDA

We define Adjusted EBITDA as operating income before interest expense, income tax expense, depreciation and amortization, foreign currency transaction and remeasurement gains and losses, other income (expense), net (including interest income), and impairments and significant loss contingencies. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period. Management has presented the performance measure Adjusted EBITDA because it monitors performance at a consolidated level and believes that this measure is relevant to an understanding of the Company’s financial performance. In addition, we believe this metric provides useful information in understanding our operating performance and trends in our business. Adjusted EBITDA is not a defined performance measure in U.S. GAAP. The Company’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities. For a reconciliation of Adjusted EBITDA to net income, see “— Reconciliation of non-GAAP measures” below.

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

International growth and expansion

We currently generate most of our revenue from the United States, though we plan to expand our reach internationally over time, particularly in Asia-Pacific and Western Europe. For example, in October 2023, we completed the acquisition of SuprNation AB, a European-based i-gaming company providing differentiated casino gaming experiences. Our international expansion will require us to devote additional resources to marketing, user acquisition, and localization of content. Our financial performance may be impacted by our geographic expansion initiatives.

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

Depreciation and amortization

Depreciation and amortization expenses primarily relate to the amortization of identifiable intangible assets, such as technology development, game development, software, and customer relationships, associated with our acquisitions of DDI-US in 2017 and SuprNation in 2023. Depreciation expense also includes the depreciation of property and equipment, each of which is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives.

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

A. Operating Results

Summarized consolidated results of operations

	Year ended December 31,			Change
($ in millions)	2023	2022	2021	2023 vs 2022		2022 vs 2021
Revenue	$308.9	$321.0	$363.2	$(12.1)	(3.8)%	$(42.2)	(11.6)%
Operating expenses	190.7	634.9	264.5	(444.2)	(70.0)%	370.4	140.0%
Operating income (loss)	118.2	(313.9)	98.7	432.1	(137.7)%	(412.6)	(418.0)%
Net income (loss)	100.9	(234.0)	78.1	334.9	(143.1)%	(312.1)	(399.6)%
Adjusted EBITDA(1)	$118.9	$101.6	$120.1	$17.3	17.1%	$(18.5)	(15.4)%
Operating Margin	38.3%	(97.8)%	27.2%	136.0%	(139.1)%	(125.0)%	(459.7)%
Adjusted EBITDA margin(1)	38.5%	31.6%	33.1%	6.9%	21.7%	(1.4)%	(4.2)%

(1)	For reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP measures” below.

pp=percentage points.

Reconciliation of non-GAAP measures	Year ended December 31,
(in millions, except percentages)	2023	2022	2021
Net income (loss)	$100.9	$(234.0)	$78.1
Income tax (expense) benefit	(30.2)	71.2	22.5
Income before tax	131.1	(305.2)	100.6
Adjustments for:
Depreciation and amortization	0.7	3.8	17.9
Loss contingency	—	141.8	3.5
Impairment of goodwill and intangibles	—	269.9	—
Interest income	(13.7)
Interest expense	1.8	1.8	2.0
Foreign currency transaction/remeasurement (gain) loss	(1.2)	(5.8)	(3.0)
Short-term investments (gain) loss	0.1	0.2	—
Other income (expense), net	0.0	(4.9)	(0.9)
Adjusted EBITDA	$118.9	$101.6	$120.1
Adjusted EBITDA Margin	38.5%	31.6%	33.1%

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue and key performance indicators

	Year ended December 31,		Change
($ in millions)	2023	2022	2023 vs 2022
Revenue
Mobile	$232.5	$241.9	$(9.4)	(3.9)%
Web	76.4	79.1	$(2.7)	(3.4)%

Total Revenue	$308.9	$321.0	$(12.1)	(3.8)%

Revenue information by geography(1)

	Year ended December 31,		Change
($ in millions)	2023	2022	2023 vs 2022
Revenue
US (1)	$267.7	$282.0	$(14.3)	(5.1)%
International	41.2	39.0	$2.2	5.6%

Total Revenue	$308.9	$321.0	$(12.1)	(3.8)%

(1)	Revenue by geography is an estimate based on available information. When location data cannot be validated, the location is assumed to be in the United States.

Key performance indicators

	Year ended December 31,		Change
(in millions, except ARPDAU and percentages)	2023	2022	2023 vs 2022
Key performance indicator
Mobile penetration	75.3%	75.4%	(0.1)pp	(0.2)%
Average MAU	1.7	2.2	(0.5)	(22.7)%
Average DAU	0.8	1.0	(0.2)	(20.0)%
ARPDAU	$1.24	$0.97	$0.3	16.9%

pp=percentage points.

Our revenue decreased by 3.8% from $321.0 million in 2022 to $308.9 million in 2023, primarily due to changes in player behaviors relating to inflation and global economic concerns during 2023. Revenue contributed by SuprNation was $4.3 million for the 61 days we owned and operated the business during 2023.

Approximately 75.3% of our revenue was attributable to players on mobile platforms in 2023, which remained relatively stable as compared to 75.4% in 2022.

Average MAU decreased 22.7% for the year ended December 31, 2023 compared to 2022, primarily as a result of the normalization of player engagement following the reduction in stay-at-home and work-from-home initiatives as the COVID pandemic eased. Moreover, according to Eilers & Krejcik, DAU across social casino gaming industry has been on a systemic decline due to the maturation of the gaming category.

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

Other metrics

	Year ended December 31,		Change
	2023	2022	2023 vs 2022
Average MPUs (in thousands)(1)	105	120	(15)		(12.5)%
Average monthly revenue per payer(2)	$245	$226	$19		8.4%
Payer conversion rate	6.0%	5.3%	0.7	pp	12.8%

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

For the year ended December 31, 2023, our Average MPU decreased 12.5% and average monthly revenue per payer increased 8.4% when compared to December 31, 2022, with our payer conversion rate increasing 0.7 percentage point for the comparative period. Our average monthly revenue per payer increased, as the payers who continued playing our games, particularly after the COVID-related restrictions expired, as we believe, on average tended to spend more in game than those who no longer played.

Operating expenses

Cost of revenue

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2023	2022	2023 vs 2022		2023	2022	2023 vs. 2022 Change
Cost of revenue (1)
Platform	$87.1	$95.5	$(8.4)	(8.8)%	28.2%	29.8%	(1.6)pp
Data center	2.7	2.7	—	0.0%	0.9%	0.8%	0.1pp
Royalty	8.4	10.4	(2.0)	(19.2)%	2.7%	3.2%	(0.5)pp
Customer service	0.8	0.7	0.1	14.3%	0.3%	0.2%	0.1pp
Total cost of revenue	$99.0	$109.3	$(10.3)	(9.4)%	32.0%	34.0%	(2.0)pp

(1)	Excluding depreciation and amortization.

nm=not meaningful.

pp=percentage points.

Cost of revenue decreased by 9.4% from $109.3 million in 2022 to $99.0 million in 2023, primarily as a result of decreased platform fees that generally correspond with a decrease in revenues. Cost of revenue as a percentage of revenue decreased by 2.0 percentage points from 34.0% in 2022 to 32.0% in 2023, due to the success of our internally developed original slot games resulting in lowered royalties and improved technology efficiencies.

Sales and marketing

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2023	2022	2023 vs 2022		2023	2022	2023 vs 2022 Change
Sales and marketing (1)	$49.6	$71.9	$(22.3)	(31.0)%	16.1%	22.4%	(6.3)pp

(1)	Excluding depreciation and amortization.

pp=percentage points.

Sales and marketing expenses decreased by 31.0% from $71.9 million in 2022 to $49.6 million in 2023, primarily due to a decrease in user acquisition advertising spend. Total user acquisition advertising costs were $67.9 million in 2022, representing 21.2% of revenue in 2022, and were $45.2 million in 2023, representing

14.6% of revenue in 2023, and a decrease of 6.6 percentage points from 2022, primarily due to the reduction in new user acquisition advertising expenses. Total sales and marketing expenses as a percentage of revenue decreased by 6.3 percentage points from 22.4% in 2022 to 16.1% in 2023.

Research and development

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2023	2022	2023 vs 2022		2023	2022	2023 vs 2022 Change
Research and development (1)	$19.1	$18.2	$0.9	4.9%	6.2%	5.7%	0.5pp

(1)	Excluding depreciation and amortization.

pp=percentage points.

Research and development expenses increased by 4.9% from $18.2 million in 2022 to $19.1 million in 2023. Research and development as a percentage of revenue increased by 0.5 percentage point from 5.7% in 2022 to 6.2% in 2023.

General and administrative

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2023	2022	2023 vs 2022		2023	2022	2023 vs. 2022 Change
General and administrative (1)	$22.1	$20.1	$2.0	10.0%	7.2%	6.3%	0.9pp
Loss contingency	$0.0	$141.8	$(141.8)	(100.0)%	0.0%	44.2%	(44.2)pp
Impairment of goodwill and intangibles	$0.0	$269.9	$(269.9)	(100.0)%	0.0%	84.1%	(84.1)pp

Total general and administrative	$22.1	$431.8	$(409.7)	(94.9)%	7.2%	134.5%	(127.3)pp

(1)	Excluding depreciation and amortization.

pp=percentage points.

General and administrative expenses decreased from $431.8 million in 2022 to $22.1 million in 2023. The decrease was primarily due to a loss contingency charge of $141.8 million reflecting the incremental charge associated with the agreement in principle to settle the Benson case and associated proceedings and an impairment of goodwill and intangibles of $269.9 million, of which $15.0 million related to our trademarks and $254.9 million related to our goodwill in 2022. See Note 2: Significant accounting policies to our audited consolidated financial statements appearing elsewhere in this annual report. Both charges were one-time charges and non-reoccurring in nature. General and administrative expenses would have increased 10.0% from $20.1 million in 2022 to $22.1 million in 2023 if the loss contingency relating to the Benson case and the goodwill impairment were excluded.

Depreciation and amortization

	Year ended December 31,		Change
($ in millions)	2023	2022	2023 vs 2022
Depreciation and amortization	$0.7	$3.8	$(3.1)	(81.6)%

Depreciation and amortization decreased by 81.6% from $3.8 million in 2022 to $0.7 million in 2023, primarily resulting from the completed amortization of certain identifiable intangible assets.

Other income and other expenses

	Year ended December 31,		Change
($ in millions)	2023	2022	2023 vs 2022
Other income
Gain on foreign currency transaction	$4.8	$7.0	$(2.2)	(31.4)%
Gain (loss) on foreign currency remeasurement of intercompany item	(3.6)	(1.2)	(2.4)	200.0%
Gain (loss) on short-term investments	(0.1)	(0.2)	0.1	(50.0)%
Interest income	13.7	5.0	8.7	174.0%
Miscellaneous income (expense)	(0.0)	(0.1)	0.1	(72.5)%

Total other income	$14.8	$10.5	$4.3	40.9%
Other expenses
Interest expenses	$1.8	$1.8	nm	nm
Miscellaneous expenses	—	—	nm	nm

Total other expenses	$1.8	$1.8	$—	0.0%

Total other income/(expense), net	$13.0	$8.7	$4.3	49.4%

nm=not meaningful.

Other income/expenses increased 49.4% from $8.7 million in 2022 to $13.0 million in 2023, primarily due to interest income, partially offset by lower gains on foreign currency transactions and loss on foreign currency remeasurement of intercompany item that we incurred in 2023. The decrease in gain on foreign currency transaction was primarily due to less favorability in the exchange rate for transactions denominated in U.S. dollars at our subsidiaries in the United States, and the increase in interest income was primarily due to increase in yields on cash and cash equivalent balances following U.S. interest rate increases. Our gain (loss) on foreign currency remeasurement of intercompany item reflects changes in ending balances denominated in U.S. dollars for intercompany item.

Income tax expense (benefit)

	Year ended December 31,		Change
($ in millions)	2023	2022	2023 vs 2022
Income tax expense (benefit)	$30.2	$(71.2)	$(101.4)	(142.4)%

Income tax increased from a benefit of $71.2 million in 2022 to an expense of $30.2 million in 2023, primarily due to the 2022 decrease in taxable income primarily related to the loss contingency and impairment of goodwill and intangibles, both non-reoccurring events. Our effective income tax rates were 23.1% and 23.3% for the year ended 2023 and 2022, respectively, which differed from our statutory tax rate of 19.0% primarily due to foreign rate differential, withholding taxes offset by tax credits, the benefit of a FDII deduction and research tax credits offset by withholding taxes, state taxes, and a valuation allowance on certain Korean tax attribute.

For further information regarding our income tax expenses, see Note 7: Income taxes to our audited consolidated financial statements appearing elsewhere in this annual report.

Net income

Net income increased $334.9 million, from a net loss of $234.0 million in 2022 to net income of $100.9 million in 2023, primarily due to the recognition of the loss contingency of $141.8 million related to the Benson case and the impairment of goodwill and intangibles of $269.9 million, both one-time charges and non-reoccurring in nature in 2022. Our operating margin increased by 139.1 percentage points, from (97.8)% in 2022 to 38.3% in 2023, primarily due to the same reasons.

Adjusted EBITDA

Adjusted EBITDA increased by 17.1% from $101.6 million in 2022 to $118.9 million in 2023, primarily due to lower cost of revenues and sales and marketing expenses, partially offset by higher general and administrative expenses in 2023. Adjusted EBITDA margin increased from 31.6% in 2022 to 38.5% in 2023 also primarily due to lower cost of revenues and sales and marketing expenses, partially offset by higher general and administrative expenses in 2023.

For a reconciliation of net income to Adjusted EBITDA, see “—Reconciliation of non-GAAP measures” above.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue and key performance indicators

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Revenue
Mobile	$241.9	$264.9	$(23.0)	(8.7)%
Web	79.1	98.3	(19.2)	(19.5)%

Total Revenue	$321.0	$363.2	$(42.2)	(11.6)%

Revenue information by geography(1)

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Revenue
US (1)	$282.0	$317.6	$(35.6)	(11.2)%
International	39.0	45.6	(6.6)	(14.5)%

Total Revenue	$321.0	$363.2	$(42.2)	(11.6)%

(1)	Revenue by geography is an estimate based on available information. When location data cannot be validated, the location is assumed to be in the United States.

Key performance indicators

	Year ended December 31,		Change
(in millions, except ARPDAU and percentages)	2022	2021	2022 vs 2021
Key performance indicator
Mobile penetration	75.4%	72.9%	2.4%	3.2%
Average MAU	2.2	2.4	(0.2)	(8.3)%
Average DAU	1.0	1.0	—	0.0%
ARPDAU	$0.97	$0.97	$(0.0)	16.9%

nm=not meaningful.

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

Other metrics

	Year ended December 31,		Change
	2022	2021	2022 vs 2021
Average MPUs (in thousands)(1)	120	139	(19)	(13.7)%
Average monthly revenue per payer(2)	$226	$218	$8	3.7%
Payer conversion rate	5.3%	5.7%	(0.4)%	(6.5)%

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

Operating expenses

Cost of revenue

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2022	2021	2022 vs 2021		2022	2021	2022 vs. 2021 Change
Cost of revenue (1)
Platform	$95.5	$108.0	$(12.5)	(11.6)%	29.8%	29.7%	0.0%
Data center	2.7	2.4	0.3	12.5%	0.8%	0.7%	0.2%
Royalty	10.4	15.5	(5.1)	(32.9)%	3.2%	4.3%	(1.0)%
Customer service	0.7	0.7	—	0.0%	0.2%	0.2%	0.0%
Total cost of revenue	$109.3	$126.6	$(17.3)	(13.7)%	34.0%	34.9%	(0.8)%

(1)	Excluding depreciation and amortization.

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

Sales and marketing

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2022	2021	2022 vs 2021		2022	2021	2022 vs. 2021 Change
Sales and marketing (1)	$71.9	$78.8	$(6.9)	(8.8)%	22.4%	21.7%	0.7pp

(1)	Excluding depreciation and amortization.

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

Research and development

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2022	2021	2022 vs 2021		2022	2021	2022 vs. 2021 Change
Research and development (1)	$18.2	$18.5	$(0.3)	(1.6)%	5.7%	5.1%	0.6pp
(1)	Excluding depreciation and amortization.
pp=percentage	points.

Research and development expenses decreased by 1.6% from $18.5 million in 2021 to $18.2 million in 2022, due to the transition of certain development activities from DDI-US to our headquarters in Korea. Research and development as a percentage of revenue increased by 0.6 percentage point from 5.1% in 2021 to 5.7% in 2022.

General and administrative

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2022	2021	2022 vs 2021		2022	2021	2022 vs. 2021 Change
General and administrative (1)	$20.1	$19.1	$1.0	5.2%	6.3%	5.3%	1.0pp
Loss contingency	141.8	3.5	138.3	3,951.4%	44.2%	1.0%	43.2pp
Impairment of goodwill and intangibles	269.9	—	269.9	0.0%	84.1%	0.0%	84.1pp

Total general and administrative	$431.8	$22.6	$409.2	1,810.6%	134.5%	6.2%	128.3pp

(1)	Excluding depreciation and amortization.
pp=percentage	points.

General and administrative expenses increased from $22.6 million in 2021 to $431.8 million in 2022. The increase was primarily due to a loss contingency charge of $141.8 million reflecting the incremental charge associated with the agreement in principle to settle the Benson case and associated proceedings and an impairment of goodwill and intangibles of $269.9 million, of which $15.0 million related to our trademarks and $254.9 million related to our goodwill. See Note 2: Significant accounting policies to our audited consolidated financial statements appearing elsewhere in this annual report. Both charges are one-time charges and non-reoccurring in nature. General and administrative expenses would have increased 5.2% from $19.1 million in 2021 to $20.1 million in 2022 if the loss contingency relating to the Benson case and the goodwill impairment were excluded.

Depreciation and amortization

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Depreciation and amortization	$3.8	$17.9	$(14.1)	(78.8)%

Depreciation and amortization decreased by 78.8% from $17.9 million in 2021 to $3.8 million in 2022, primarily resulting from the completed amortization of certain identifiable intangible assets.

Other income and other expenses

	Year ended December 31,		Change
($ in millions)	2022	2021	2022 vs 2021
Other income
Gain on foreign currency transaction	$7.0	$1.1	$5.9	536.4%
Gain (loss) on foreign currency remeasurement of intercompany item	(1.2)	1.9	(3.1)	(163.2)%
Gain (loss) on short-term investments	(0.2)	—	(0.2)	100.0%
Interest income	5.0	0.2	4.8	2,400.0%
Miscellaneous income (expense)	(0.1)	0.7	(0.8)	(114.3)%

Total other income	$10.5	$3.9	$6.6	169.2%
Other expenses
Interest expenses	$1.8	$2.0	$(0.2)	(10.0)%
Miscellaneous expenses	—	—	—	100.0%

Total other expenses	$1.8	$2.0	$(0.2)	(10.0)%

Total other income/(expense), net	$8.7	$1.9	$6.8	357.9%

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

Income tax decreased by 416.4% from an expense of $22.5 million in 2021 to a benefit of $71.2 million in 2022, primarily due to a decrease in taxable income primarily related to the loss contingency and impairment of goodwill and intangibles, both non-reoccurring events. Our effective income tax rates were 23.3% and 22.3% for the year ended 2022 and 2021, respectively, which differed from our statutory tax rate of 20.0% primarily due to foreign rate differential, withholding taxes offset by tax credits, the benefit of a FDII deduction and research tax credits offset by withholding taxes, state taxes, and a valuation allowance on certain Korean tax attribute.

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

We have funded our operations primarily through cash flows from operating activities. We generated $96.1 million, $50.8 million and $20.8 million of cash from operating activities for fiscal years 2021, 2022 and 2023, respectively. As of December 31, 2023, we had cash and cash equivalents of $206.9 million. We manage our liquidity risk by maintaining adequate cash reserves and credit facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under our current term loan will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for next 12 months. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Cash flows

The following table presents a summary of our cash flows for the periods indicated:

	Year ended December 31,
($ in millions)	2023	2022	2021
Net cash flows provided by operating activities	$20.8	$50.8	$96.1
Net cash flows used in investing activities	(30.3)	(67.8)	(1.8)
Net cash flows provided by / (used in) financing activities	—	—	86.0
Net foreign exchange difference	(1.0)	(7.7)	(1.4)

Net increase (decrease) in cash and cash equivalents	(10.5)	(24.7)	178.9
Cash and cash equivalents at beginning of the period	217.4	242.1	63.2

Cash and cash equivalents at the end of the period	$206.9	$217.4	$242.1

Operating activities

Net cash flows provided by operating activities decreased from $50.8 million in 2022 to $20.8 million in 2023, primarily due to the payment of $95.3 million toward the settlement of the Benson case in the second quarter of 2023, partially offset by the increase in 2023 net income and that the $269.9 million one-time goodwill and intangible impairment did not reoccur in 2023.

Net cash flows provided by operating activities decreased from $96.1 million in 2021 to $50.8 million in 2022, primarily due to the payment of $50 million toward the settlement of the Benson case in the fourth quarter of 2022.

Investing activities

Net cash flows used in investing activities decreased from $67.8 million in 2022 to $30.3 million in 2023, primarily due to lower net purchases of certain short-term time deposits in 2023, partially offset by the acquisition of SuprNation.

Financing activities

We did not generate cash flows from financing activities in 2022 and 2023.

Short-term and long-term borrowings

DoubleU Games has extended three loans to us on May 25, 2018, August 27, 2018 and November 26, 2018 (collectively, the “4.6% Senior Notes”), and the aggregate outstanding principal amount as of December 31, 2023 was KRW50 billion (US$38.8 million). Each note matures on May 27, 2024, subject to the right of prepayment in whole or in part without a prepayment penalty. Each note has a fixed rate of interest at 4.6% per annum and accrues quarterly, commencing May 2019, and is not payable until maturity. The notes have a default interest rate of an additional 5.0% per annum.

Material cash requirements from known contractual and other obligations

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our operating leases. As of December 31, 2023, we expected to incur a total of $7.6 million under our operating leases, consisting of $3.5 million due within one year, $1.5 million due within two years, and $2.6 million in years thereafter.

These amounts are associated with contracts that are enforceable and legally binding and that specify all significant terms and do not include obligations under agreements that we can cancel without a significant penalty.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements in 2023.

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

We are assessing the appropriateness of preparing our financial statements in accordance with IFRS/ IASB, which may be adopted as early as fiscal year 2024. In such event, we would cease reporting under U.S. GAAP and we expect there will be differences in the reporting of certain financial statement items; however, we are not able at this time to conclude whether any such differences will be material to the presentation our financial statements. See “Item 3.D. Risk Factors—Risks Relating to Our Business and Industry—There can be no assurance that the adoption of the International Financial Reporting Standards, or IFRS, will not adversely affect our reported results of operations or financial condition.”

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

A summary of the amortization period applied to the Company’s finite-lived intangible assets is as follows:

Useful life
Purchased developed technology	5-10 years
Development costs	3 years
Software	4-5 years
Customer relationships	4 years

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

Legal Contingencies

As a result of the settlement of the Benson case, we accrued $141.8 million and $3.5 million in expenses in 2022 and 2021, respectively, related to the incremental loss associated with the Benson case and related claims. See Note 12: Commitments and contingencies to the audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included in this annual report.

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

Name	Age	Position(s) with our Company
In Keuk Kim	45	Chief Executive Officer; Director
Joseph A. Sigrist	63	Chief Financial Officer; Director
Haenam Kim	45	Chief Marketing Officer; Director
Ki Chul Kim	45	Chief Data Officer; Director
Yanghoon Cho	56	Independent Director
Jaesung Chung	65	Independent Director
Whanlim Kim	41	Independent Director

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

Haenam Kim, Chief Marketing Officer; Director. Ms. Kim has served as our Chief Marketing Officer and a member of our board of directors since November 2019. Previously, Ms. Kim served as our Chief Operating Officer from May 2017 to November 2017. Prior to joining our Company, Ms. Kim held various positions in business consulting and software marketing, sales, and operations at IBM Korea since 2000. Most recently with IBM Korea, Ms. Kim held the position of Software Business Unit Sales Leader of IBM Collaboration and Talent Solutions from February 2017 to May 2017, where she developed the business unit’s business strategy and plan, executed sales activities, and was responsible for sales and general administration for that unit. Ms. Kim was promoted to the position of Software Business Unit Sales Leader based on her prior experience as Software Digital Sales Leader from February 2014 to January 2017, where she led a sales team for analytics, cloud, security, social, and commerce in a commercial sales territory representing IBM customers plus white space customers. Ms. Kim received a Bachelor of Science in Industrial Engineering from KAIST in 2000.

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

B. Compensation

Compensation of directors and executive officers

Consistent with disclosure requirements under applicable Korean law, we are required to report, on an aggregate basis, the compensation of our directors and executive officers as a group. For the fiscal year ended December 31, 2023, aggregate compensation (which includes reimbursements paid to our directors in connection with their services on our board) of our directors and executive officers was $2,748,714.

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

Performance-based compensation

During 2023, we granted to certain of our executive officers and employees performance-based cash bonuses which we believe, will enable us to attract and retain high-quality executives and employees, provide them with compensation at a level that is consistent with our compensation objectives and encourage their sense of ownership of our common shares to further align their interests with those of our shareholders.

Pursuant to the award agreement, once the right to cash bonus has vested in accordance with the terms of the award agreement, each recipient may receive additional cash bonuses if the average trading price of our ADSs for 20 consecutive trading days is above $15.0 per ADS. The recipient may not exercise such right until three years have lapsed since the date of grant and that the trading price of our ADSs is above certain target price per ADS. The recipient will forfeit such right after eight years have lapsed since the date of grant. The right to receive the cash bonus is also contingent on the recipient’s continuous service with our Company. As of December 31, 2023, the fair value of such performance-based compensation is approximately $0.5 million.

In connection with our acquisition of SuprNation, we also granted performance-based cash incentives to certain key employees of SuprNation, under which such key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, contingent upon the achievement of certain revenue and performance targets and their continued employment between 2023 and 2025. See Note 14: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.

Other compensation

During the year ended December 31, 2023, we did not pay any cash compensation to our independent directors for their services as directors on our board of directors. We reimburse our independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at meetings of our board of directors and its committees.

We do not pay any compensation to our directors who also serve as executive officers of our Company for their services as directors on our board of directors.

Outstanding equity awards at fiscal year-end; Incentive compensation programs

We have not, to date, made any awards of equity to its directors, executive officers or employees in connection with their service to us. We intend to propose for adoption by our Board an incentive compensation program for our executive officers and key employees in the future.

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

E. Share ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7A. Major Shareholders” of this annual report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

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

Common shares beneficially owned as of December 31, 2023(1)
Name of beneficial owner	Shares	Percent
Directors and executive officers:
In Keuk Kim	*	*
Joseph A. Sigrist	*	*
Haenam Kim	*	*
Ki Chul Kim	*	*
Yanghoon Cho	*	*
Jaesung Chung	*	*
Whanlim Kim	*	*
All directors and executive officers as a group (seven (7) persons)	*	*
Principal shareholders:
DoubleU Games Co., Ltd.(2)	1,661,191	67.1%
STIC Special Situation Diamond Limited(3)	500,681	20.2%
Bryant R. Riley(4)	220,261	8.9%

*	Represents less than 1% of the number of common shares outstanding.
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
(4)

Based on information provided in a Schedule 13G/A that was filed with the Commission on February 13, 2024 by B. Riley Securities, Inc., BRF Investments, LLC, B. Riley Financial, Inc. and Bryant R. Riley. Bryant R. Riley may beneficially own 4,405,226 ADSs, which represent 220,261.3 common shares, of which (a) 186,985 ADSs, which represent 9,349.3 common shares, are held jointly by Bryant R. Riley and his spouse, (b) 20,000 ADSs, which represent 1,000 common shares, are held as sole trustee of the Robert Antin Children Irrevocable Trust Dtd. 1/1/01 (the “Robert Antin Children Trust”), (c) 15,438 ADSs, which represent 21.9 common shares, are held as sole custodian for the benefit of Abigail Riley, (d) 15,438 ADSs, which represent 771.9 common shares, are held as sole custodian for the benefit of Charlie Riley, (e) 15,438 ADSs, which represent 771.9 common shares, are held as sole custodian for the benefit of Eloise Riley, (f) 30,000 ADSs, which represent 1,500 common shares, are held as sole custodian for the benefit of Susan Riley, and (g) 4,121,927 ADSs, which represent 206,096.4 common shares, are held directly by B. Riley Securities, Inc. and BRF Investments, LLC, each of which is an indirect wholly owned subsidiary of B. Riley Financial, Inc. Bryant R. Riley is the Co-Chief Executive Officer of B. Riley Financial, Inc. The address for Bryant R. Riley is 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025, USA.

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

We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019, and November 27, 2019. In March 2023, we, through DDI-US, entered into a new Game License Agreement with DoubleU Games with effect from January 1, 2023, which supersedes the prior DoubleU Games License Agreement. Pursuant to the new Game License Agreement, DoubleU Games grants us, through DDI-US, a non-exclusive and worldwide license to service and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. Such license is subject to our payment of royalties with certain customary terms and conditions. We incurred royalties of $2.6 million and $6.7 million for years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we license approximately 49 game titles under the terms of this agreement. In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games, pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games. We incurred total service fees of $1.4 million for year ended December 31, 2023.

On November 1, 2022, DDI-US entered into that certain Mobile Game Distribution and Service Agreement (the “Publishing Agreement”) with DoubleU Games (the “Licensor”) in connection with the Undead World: Hero Survival (the “Game”). Pursuant to the Publishing Agreement, DoubleU Games grants us an exclusive license to, (i) distribute and market the Game in the geographical territory throughout the entire world, and (ii) provide services related to the server administration and management of the game, technical support assistance to end users, billing to end users, marketing of the Game and any other activities stipulated in and contemplated under this Agreement. The exclusive license is subject to our payment of royalties with certain customary terms and conditions. We did not incur royalty expenses for the year ended December 31, 2023. The agreement remains in effect until either DDI-US or the Licensor commits either one or more of the followings, (i) a material breach of any of its obligations under this Agreement and such material breach is not remedied within sixty (60) calendar days from the giving of written notice requiring the said breach to be remedied, (ii) or its creditors or any other eligible party makes a filing for liquidation, bankruptcy, reorganization, compulsory composition or dissolution, or, (iii) either DDI-US or the Licensor becomes incapable for a period of ninety (90) days of performing any of its said obligations under this Agreement due to causes beyond its reasonable control such as strikes, lockouts or other labor disputes, electrical power outages or shortages, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, epidemics, war, embargoes, severe weather, fire, earthquake, acts of God or the public enemy. In October 2023, we discontinued the Game and the Publishing Agreement was terminated accordingly.

Indemnification agreements

On September 4, 2023, we entered into an Indemnification Agreement (the “Indemnification Agreement”) with each of its current executive officers and directors (the “Indemnitees,” and each, an “Indemnitee”). The Indemnification Agreement generally provides that each Indemnitee will be indemnified by the Company to the fullest extent permitted by applicable law, and will be entitled to advancement of certain expenses, including certain defense costs, in connection with any action, suit or proceeding, whether threatened or actual, relating to the fact that such Indemnitee is, was, shall be or shall have been (i) an officer, a director and/or an employee of the Company or (ii) serving at another enterprise at the request of the Company; provided that such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and its stockholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Pursuant to the Indemnification Agreement, the Company’s maximum aggregate liability for all loss and expenses on account of any and all requests for indemnity under the Indemnification Agreement or any similar indemnity agreement with any other indemnitee will be $5,000,000 per every 12-month period. The indemnification and other rights of an Indemnitee are also subject to customary covenants and limitations.

The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Indemnification Agreement set forth on Exhibit 4.2 hereto and incorporated by reference herein.

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

Legal and Administrative Proceedings

We have been party to, and in the future may become subject to additional, legal proceedings in the operation of our business, including, but not limited to, with respect to consumer protection, gaming-related matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement, and claims relating to our contracts, licenses and strategic investments.

For example, in April 2018, the Benson case, a class-action lawsuit, was filed against DDI-US demanding a return of unfair benefit under the pretext that our social casino games are not legal in the State of Washington, United States. On August 29, 2022, DDI-US entered into an agreement in principle to settle the Benson case and associated proceedings, pursuant to which, among other things, DDI-US would contribute $145.25 million to the settlement fund. As a result of the settlement, we accrued $141.8 million and $3.5 million in expenses in 2022 and 2021, respectively, related to the incremental loss associated with the Benson case and related claims. See Note 12: Commitments and contingencies to our audited consolidated financial statements included elsewhere in the annual report. This agreement in principle received final court approval with the final contribution to the settlement fund made in June 2023. We had an accrual of $95.25 million for the year ended December 31, 2022, which was cleared by a $95.25 million payment in the second quarter of 2023.

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

Dividends

If, and when, our board of directors declares dividends, we will distribute the dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares. There is no guarantee that our board will declare a dividend at any time and it has no obligation to do so.

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

Reporting requirements for holders of substantial interests

In the case of an investment in the amount of KRW100 million or more, (i) an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company or (ii) an acquisition by a foreign investor holding shares of a Korean company of a right to nominate or appoint a director or a senior officer of such company constitutes a foreign direct investment for purposes of the Foreign Investment Promotion Act of Korea. Generally, under the Foreign Investment Promotion Act of Korea, such foreign direct investment must be reported to a foreign exchange bank or Korea Trade-Investment Promotion Agency designated by the Ministry of Trade, Industry and Energy prior to such investment. The acquisition of shares in a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. Changes in ownership of shares of a Korean company by a foreign direct investor are subject to reporting requirements.

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

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Korean income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Korean income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate available pursuant to the Treaty, may be creditable against the U.S. holder’s U.S. federal income tax liability. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met with respect to Korean withholding taxes that may be imposed on dividends paid by us and, accordingly, no assurance can be given that such taxes will be creditable. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Korean income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange rate risk

We operate globally and, as such, we are subject to foreign exchange risk in our commercial operations, as well as in our investments and borrowings. Our functional currency is the Korean Won and the Euro and most of our operations and revenues are in U.S. dollars. Our investments in our non-Korean subsidiaries are also subject to currency risk. We seek to manage our foreign exchange risk, in part, through operational means, including managing same-currency revenues in relation to same-currency costs, and same currency assets in relation to same-currency liabilities. Where foreign exchange risk cannot be mitigated through operational means, we may use foreign currency forward-exchange contracts or swaps to manage that risk. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, assuming that a change in one currency’s rate relative to the U.S. dollar would have an effect on another currency’s rates relative to the U.S. dollar, if the U.S. dollar were to appreciate against the Korean Won or the Euro by 10%, as of December 31, 2023, the expected adverse impact on our net income would not be significant.

Interest rate risk

We are subject to interest rate risk on our borrowings. We manage interest rate risk in the aggregate, focusing on our immediate and intermediate liquidity needs. We borrow mainly on a long-term, fixed-rate basis. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to interest rate changes. In this analysis, and assuming a shift in the interest rate curve for all maturities and all instruments, if there were a 100 point decrease in interest rates as of December 31, 2023, the expected adverse impact on our net income would not be significant.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

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

Samil PricewaterhouseCoopers (which we refer to as “Samil PwC”) has served as our independent registered public accounting firm for the year ended December 31, 2023. Ernst & Young LLP (which we refer to as “E&Y”) served as our independent registered public accounting firm for the year ended December 31, 2022. The following table sets out the aggregate fees for professional audit services and other services rendered by Samil PwC and E&Y for each of the years ended December 31, 2023 and 2022:

	Year ended December 31,
(in thousands)	2023	2022
Audit Fees (1)	$1,166	$1,174
Audit-Related Fees(2)	$—	$—
Tax Fees(3)	$—	$157
Other Fees(4)	$—	$2

(1)	“Audit fees” means the aggregate fees incurred for professional services rendered by Samil PwC and E&Y, as applicable, for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees for due diligence related to mergers and acquisitions and attest services that are not required by statute or regulation.
(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.
(4)	“Other Fees” means the fees paid for access to a proprietary accounting research tool.

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

Appointment of New Independent Registered Public Accounting Firm

On February 14, 2023, we appointed Samil PricewaterhouseCoopers (“PwC”) as our independent registered public accounting firm, upon the approval by the Audit Committee of our Board of Directors pursuant to the Korean law, to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2023. The appointment became effective on March 31, 2023 upon the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 with the SEC.

This decision was made in reference to the change in external auditor of DUG, our controlling shareholder, which was mandated by the Act on External Audit of Stock Companies of Korea and the related regulations thereunder (collectively, the “Act”). Pursuant to the Act, the Securities and Futures Commission of the Financial Services Commission of Korea has appointed PwC as the external auditor of DUG for the fiscal year ended December 31, 2023. As such, we determined that it would be in our best interest to engage the same auditor as our independent registered public accounting firm.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through March 31, 2023, we did not consult with PwC on any matters regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement (as such term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as such term is used in Item 304(a)(1)(v) of Regulation S-K.

Termination of Services of Independent Registered Public Accounting Firm

As a result of the appointment of PwC, we dismissed Ernst & Young LLP (“EY”) as the independent registered public accounting firm of our Company for the fiscal year ended December 31, 2023.

The termination of EY’s services became effective on March 31, 2023 upon the completion of EY’s audit of our financial statements for the fiscal year ended December 31, 2022 and the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 with the SEC.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through March 31, 2023, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of such disagreement in connection with their report on our consolidated financial statements for the years ended December 31, 2022 and 2021, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F). The report of EY on our consolidated financial statements for the years ended December 31, 2022 and December 31, 2021, included in our annual report on Form 20-F for the year ended December 31, 2022, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

We have furnished a copy of the disclosure contained hereinto EY and have requested that EY furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter is being furnished as Exhibit 16.1 to this annual report.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted written Insider Trading Policies governing the purchase, sale, and other dispositions of our securities by our directors, executive officers, employees, and our agents that are designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Korea, and the Nasdaq listing standards. A copy of our Insider Trading Policies is included in Exhibit 11.2 to this annual report.

ITEM 16K.	CYBERSECURITY

We have established cybersecurity strategy and program designed to protect our information systems and data from an evolving cyber threat landscape. The cybersecurity program, overseen by our Chief Executive Officer, has the support of executive leadership and our board of directors, and we have invested heavily in cybersecurity technologies to protect our business operations and customer data. As part of our cybersecurity program, we have put in place controls and processes to inform and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. These controls and procedures are designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by executive management in a timely manner. The escalation processes are based on defined prioritization and severity assessment criteria.

Our cybersecurity team have many years’ experience and are all appropriately qualified. Our cybersecurity processes are integrated into our overall risk management processes which are monitored by our executive leadership team and reported to the Board. Our management team provides cybersecurity updates to our board of director on a regular basis.

The underlying controls of the cyber risk management program are based on recognized best practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework (“CSF”) and the International Organization Standardization (“ISO”) 27001 Information Security Management System Requirements.

We have training in place for all employees on information security and privacy practices so that they understand their responsibilities with respect to data security and privacy. Annual training includes topics such as data protection and IT security essentials.

Our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and is regularly updated by our management and the cybersecurity team.

To date, no cyber-attacks have had a material impact on our operations or financial reporting. For more information about the cybersecurity risks we face, please see “Item 3D—Risk Factors.”

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 below.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 are found at the end of this annual report, beginning on page F-1 of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation of the Registrant [English translation], filed herewith.

2.1	Form of Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts, filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-258032) filed with the SEC on August 20, 2021 and incorporated herein by reference.

2.3	Description of Securities, filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-39349) filed with the SEC on April 30, 2021 and incorporated herein by reference.

4.1+	Game License Agreement, dated as of March 31, 2023, by and between DoubleDown Interactive LLC and DoubleU Games Co., Ltd., filed herewith.

4.2+	Game Development Services Agreement, dated as of October 1, 2023, by and between DoubleDown Interactive LLC and DoubleU Games Co., Ltd., filed herewith.

4.3	Form of the Indemnification Agreement, between the Registrant and each of its executive officers and directors, filed as Exhibit 10.1 to the Registrant’s report on Form 6-K filed with the SEC on September 5, 2023 and incorporated herein by reference.

8.1	List of Subsidiaries of the Registrant.

11.1	Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39349) filed with the SEC on April 30, 2021 and incorporated herein by reference.

11.2	Insider Trading Policies, filed herewith.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Samil PricewaterhouseCoopers, filed herewith.

15.2	Consent of Ernst & Young LLP, filed herewith.

16.1	Letter of Ernst & Young LLP, filed herewith.

Exhibit	Description

97.1	Executive Officer Clawback Policy, filed herewith.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

+	Portions of this exhibit indicated by asterisks have been omitted because the Registrant has determined they are not material and would likely cause competitive harm if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DOUBLEDOWN INTERACTIVE CO., LTD.

March 28, 2024	By:	/s/ In Keuk Kim
	Name:	In Keuk Kim
	Title:	Chief Executive Officer

Index to consolidated financial statements
DoubleDown Interactive Co., Ltd.
Consolidated financial statements (as adjusted)
December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of DoubleDown Interactive Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of DoubleDown Interactive Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
March 28, 2024
We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of DoubleDown Interactive Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of DoubleDown Interactive Co., Ltd. (the Company) as of
December
31, 2022, the related consolidated statements of operations
,
 changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
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
/s/ Ernst & Young LLP
We served as the Company’s auditor from 2019 to 2023.
Seattle, Washington
March 31, 2023

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Operations
(in thousands of U.S. dollars, except per share amounts)

	Year ended December 31,
	2023	2022	2021
Revenue	$308,864	$321,027	$363,205
Operating expenses:
Cost of revenue (1) (2)	99,069	109,305	126,612
Sales and marketing (1)	49,645	71,911	78,821
Research and development (1)	19,131	18,182	18,490
General and administrative (1) (3)	22,100	20,058	19,131
Loss contingency (1)	—	141,750	3,500
Impairment of goodwill and intangibles (1)	—	269,893	—
Depreciation and amortization	728	3,801	17,918

Total operating expenses	190,673	634,900	264,472

Operating income (loss)	$118,191	$(313,873)	$98,733

Other income (expense):
Interest expense (4)	(1,798)	(1,831)	(2,011)
Interest income	13,677	4,993	208
Gain on foreign currency transactions	4,796	6,994	1,110
Gain (loss) on foreign currency remeasurement, net	(3,606)	(1,179)	1,920
Gain (loss) on short-term investments	(82)	(152)	—
Other, net	(33)	(120)	654

Total other income (expense), net	$12,954	$8,705	$1,881

Income (loss) before income tax	$131,145	$(305,168)	$100,614

Income tax (expense) benefit	(30,217)	71,190	(22,506)

Net income (loss)	$100,928	$(233,978)	$78,108

Less: Net income (loss) attributable to noncontrolling interests	43	—	—

Net income (loss) attributable to DoubleDown Interactive Co., Ltd.	$100,885	$(233,978)	$78,108

Other comprehensive income (expense):
Pension adjustments, net of tax	(597)	(154)	(286)
Gain (loss) on foreign currency translation	1,219	(3,519)	504

Comprehensive income (loss)	$101,507	$(237,651)	$78,326

Earnings per share:
Basic	$40.72	$(94.43)	$33.91
Diluted	$40.72	$(94.43)	$33.91
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,303,200
Diluted	2,477,672	2,477,672	2,303,200

(1)	Excluding depreciation and amortization.
(2)	Includes related party royalty expense of $2,565, $3,374, and $4,335 for the years ended December 31, 2023, 2022 and 2021, respectively (see Note 13).
(3)	Includes related party rent and general and administrative expense of $2,904, $1,476, and $1,603 for the years ended December 31, 2023, 2022 and 2021, respectively (see Note 13).
(4)	Includes related party interest expense of $1,762, $1,780, and $2,010 for the years ended December 31, 2023, 2022 and 2021, respectively (see Note 13).
See accompanying notes to consolidated financial statements.

F-
4

DoubleDown Interactive Co., Ltd.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	Year ended December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$206,911	$217,352
Short-term investments	67,756	67,891
Accounts receivable, net	32,517	21,198
Prepaid expenses, and other assets	8,570	6,441

Total current assets	$315,754	$312,882
Property and equipment, net	444	436
Operating lease right-of-use assets, net	7,130	3,858
Intangible assets, net	51,571	35,051
Goodwill	396,704	379,072
Deferred tax asset	28,934	59,290
Other non-current assets	2,807	1,463

Total assets	$803,344	$792,052

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses (1)	$13,293	$13,830
Short-term operating lease liabilities (2)	3,157	3,050
Income taxes payable	112	—
Contract liabilities	2,520	2,426
Loss Contingency	—	95,250
Current portion of borrowing with related party (3)	38,778	—
Other current liabilities (4)	10,645	1,926

Total current liabilities	$68,505	$116,482
Long-term borrowings with related party (5)	—	39,454
Long-term operating lease liabilities (6)	4,420	1,625
Deferred tax liabilities, net	848	—
Loss Contingency	—	—
Other non-current liabilities (7)	1,681	8,265

Total liabilities	$75,454	$165,826

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized;
2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	19,982	19,360
Retained earnings	327,273	226,388

Total shareholders’ equity attributable to shareowners of DDI Co. Ltd.	$727,733	$626,226

Equity attributable to noncontrolling interests	157	—

Total equity	$727,890	$626,226

Total liabilities and shareholders’ equity	$803,344	$792,052

(1)	Includes related party royalty and other payables of $1,618 and $315 at December 31, 2023 and 2022, respectively (see Note 13).
(2)	Includes related party operating lease liability of $1,298 and $1,066 at December 31, 2023 and 2022, respectively (see Note 13).
(3)	Includes related party notes payable of $38,778 and $0 at December 31, 2023 and 2022, respectively (see Note 13).
(4)	Includes related party interest payable of $9,501 and $0 at December 31, 2023 and 2022, respectively (see Note 13).
(5)	Includes related party notes payable of $0 and $39,454 at December 31, 2023 and 2022, respectively (see Note 13).
(6)	Includes related party operating lease liability of $4,414 and $0 at December 31, 2023 and 2022, respectively (see Note 13).
(7)	Includes related party interest payable of $0 and $7,852 at December 31, 2023 and 2022, respectively (see Note 13).
See accompanying notes to consolidated financial statements.

F-
5

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of U.S. dollars, except share amounts)

	Common shares	Common stock	Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Equity attributable to noncontrolling interests	Total shareholders’ equity
As of January 1, 2021	2,214,522	18,924	588,064	22,815	69,708	—	699,511
Net Income	—	—	—	—	78,108	—	78,108
Pension adjustments, net of tax	—	—	—	(286)	—	—	(286)
Gain(loss) on foreign currency translation, net of tax	—	—	—	504	—	—	504
Issuance of new shares—IPO	263,150	2,274	83,767	—	—	—	86,041

As of December 31, 2021	2,477,672	21,198	671,831	23,033	147,816	—	863,878
Net Income	—	—	—	—	(233,978)	—	(233,978)
Pension adjustments, net of tax	—	—	—	(154)	—	—	(154)
Gain(loss) on foreign currency translation	—	—	—	(3,519)	—	—	(3,519)
Reduction of Capital Reserve	—	—	(312,551)	—	312,551	—	—

As of December 31, 2022	2,477,672	21,198	359,280	19,360	226,388	—	626,226
Net Income attributable to shareholders of DDI Co., Ltd.	—	—	—	—	100,885	—	100,885
Net Income attributable to noncontrolling interests	—	—	—	—	—	43	43
Pension adjustments, net of tax	—	—	—	(597)	—	—	(597)
Gain(loss) on foreign currency translation	—	—	—	1,219	—	—	1,219
Other changes in noncontrolling interests	—	—	—	—	—	113	113

As of December 31, 2023	2,477,672	21,198	359,280	19,982	327,273	157	727,890

See accompanying notes to consolidated financial statements.

F-
6

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year ended December 31,
	2023	2022	2021
Cash flow from (used in) operating activities:
Net Income (loss)	$100,928	$(233,978)	$78,108
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	728	3,801	17,918
Impairment of goodwill and intangibles	—	269,893	—
(Gain)Loss on foreign currency remeasurement	3,605	1,179	(2,082)
(Gain)Loss on short-term investments	82	152	—
(Gain)Loss on disposition of property and equipment	(2)	—	—
Deferred taxes	29,563	(84,983)	5,976
Non-cash interest expense on Bonds	—	—	23
Working capital adjustments:
Accounts receivable	(11,398)	(46)	1,638
Prepaid expenses, other current and non-current assets	(3,113)	(142)	(2,950)
Accounts payable, accrued expenses and other payables	(1,946)	(239)	(2,052)
Contract liabilities	94	180	(168)
Income tax payable	(35)	—	(2,838)
Loss contingency	(95,250)	91,750	3,500
Other current and non-current liabilities	(2,423)	3,224	(968)

Net cash flows from operating activities	$20,833	$50,791	$96,105
Cash flow (used in) investing activities:
Acquisition of SuprNation	(26,877)	—	—
Purchases of intangible assets	—	(4)	(61)
Purchases of property and equipment	(198)	(269)	(207)
Sales of property and equipment	5	26	3
Purchases of short-term investments	(146,363)	(518,629)	(1,541)
Sales of short-term investments	143,164	451,046	—

Net cash flows (used in) investing activities	$(30,269)	$(67,830)	$(1,806)
Cash flow from (used in) financing activities:
Issuance of new shares - IPO	—	—	86,041

Net cash flows from (used in) financing activities:	$—	$—	$86,041
Net foreign exchange difference on cash and cash equivalents	(1,005)	(7,669)	(1,468)

Net increase (decrease) in cash and cash equivalents	$(10,441)	$(24,708)	$178,872

Cash and cash equivalents at beginning of period	$217,352	$242,060	$63,188
Cash and cash equivalents at end of period	$206,911	$217,352	$242,060
Supplemental disclosures of cash flow information
Cash paid during year for:
Interest	$130	$—	$—
Income taxes	$526	$15,985	$18,819
See accompanying notes to consolidated financial statements.

F-
7

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
We develop and publish digital gaming content on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic, and DoubleDown Fort Knox within various formats.
Initial Public Offering
On September 2, 2021, DoubleDown Interactive Co., Ltd. completed its initial public offering (the “Offering”) of 6,316,000 American Depositary Shares (the “ADSs”), each representing 0.05 share of a common share, with par value of
KRW
10,000
per share, of the Company, at a price to the public of $
18.00
per ADS, before underwriting discounts and commissions. The number of ADSs sold by the Company was
5,263,000
, and the number of ADSs sold by STIC Special Situation Diamond Limited, the selling shareholder in the Offering (the “Selling Shareholder”), was
1,053,000
. The net proceeds to DDI from this offering was approximately $
86.0
million, after deducting the underwriting discounts and commissions and the offering expenses in the aggregate of approximately $
8.7
million payable by us.
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
Acquisition of SuprNation AB (“SuprNation”)
On October 31, 2023, the Company closed its previously announced acquisition of iGaming operator, SuprNation AB (“SuprNation”), for a total cash consideration €34.3 million (or approximately $36.5 million based on an exchange rate of €1 = $1.064 as of October 27, 2023). The acquisition diversifies the digital games categories that the Company addresses with the addition of three real-money iGaming sites in Western Europe. Following the closing, SuprNation AB is now a direct, wholly-owned subsidiary of DDI-US.

F-
8

Capital Reserve Reallocation
On August 30, 2022 it was announced that a special board of directors meeting convened on August 26, 2022 which resulted in the approval of the reduction of the Company’s capital reserve in the amount of
KRW
70,000,000,000 pursuant to Article 461-2 of the Korean Commercial Code.
On December 28, 2022 it was announced that a special board of directors meeting convened on December 28, 2022 which resulted in the approval of the reduction of the Company’s capital reserve in the amount of
KRW
330,000,000,000 pursuant to Article 461-2 of the Korean Commercial Code.
Note 2: Significant accounting policies
Basis of preparation and consolidation
The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of DDI and its controlled subsidiaries. All intercompany transactions, balances and unrealized gains or losses have been eliminated.
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
Functional currency and translation of financial statements
Our functional currency is the Korean Won (“KRW”), Euro (“EUR” or “€”), and the U.S. Dollar (“dollar,” “USD,” “US$,” or “$”) is the functional currency of our United States subsidiaries. The accompanying consolidated financial statements are presented in USD. The consolidated balance sheets have been translated at the exchange rates prevailing at each balance sheet date. The consolidated statement of comprehensive income and statement of cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. The equity capital is denominated in the functional currency, KRW, and is translated at historical exchange rates. All translation adjustments resulting from translating into the reporting currency are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in other income (expense).
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
Cash and cash equivalents
We consider all money market funds and short-term investments with a maturity of three months or less when acquired to be cash and cash equivalents. Cash and cash equivalents are held by high credit quality financial institutions and balances may exceed limits of United States federal deposit insurance. We have not experienced any losses resulting from these excess deposits.

F-
9

Financial instruments and concentration of credit risk
Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable and short-term investments.
Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts due to us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our 2023, 2022 and 2021 revenue was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.
The following table summarizes the percentage of revenues and accounts receivable generated via our platform providers in excess of 10% of our total revenues and total accounts receivable:

Revenue Concentration Year ended December 31,
	2023	2022	2021
Apple	55.0%	54.4%	51.8%
Facebook	16.8%	24.1%	25.9%
Google	18.2%	18.7%	19.1%

Accounts Receivable Concentration as of December 31,
	2023	2022	2021
Apple	59.3%	55.8%	55.6%
Facebook	9.9%	20.4%	23.7%
Google	10.3%	17.7%	17.5%
Xsolla	11.3%	0.0%	0.0%

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
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities being measured within the fair value hierarchy. See Note 6: Fair value measurements.
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

F-
10

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
After completing our annual impairment reviews for the reporting unit during the fourth quarter of 2023, 2022 and 2021, we concluded that a $269.9 million impairment of goodwill and intangibles, of which $15.0 million related to our trademarks and $254.9 million related to our goodwill, would be recognized in 2022 and that goodwill and indefinite-lived intangible assets were not impaired in either 2023 or 2021. See Note 4: Goodwill and intangible assets.
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

F-1
1

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
The following table represents our disaggregation of revenue between mobile and web platforms (in thousands):

	Year ended December 31,
	2023	2022	2021
Mobile	$232,485	$241,915	$264,911
Web	76,379	79,112	98,294

Total	$308,864	$321,027	$363,205

F-1
2

The following table presents our revenue disaggregated based on the geographical location of our players (in thousands):

	Year ended December 31,
	2023	2022	2021
U.S. (1)	$267,721	$282,016	$317,605
International	41,143	39,011	45,600

Total	$308,864	$321,027	$363,205

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
The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	Year ended December 31,
	2023	2022
Contract assets (1)	$756	$728
Contract liabilities	2,520	2,426

(1)	Contract assets are included within prepaid expenses and other assets in our consolidated balance sheet.
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

F-1
3

Defined benefit pension plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, which provides a specified amount of pension benefit based on length of service. The service cost components of the net periodic benefit costs are charged to current operations based on the functional area of the employee. The total benefit obligation of $4.4 million
 and
$4.0
million, was included in other non-current liabilities as of December 31, 2023 and 2022, respectively, and the change in actuarial gains or losses was included in other comprehensive income.
The following table summarizes the components of the projected benefit obligation (in thousands):

	As of December 31,
	2023	2022	2021
Projected benefit obligation at beginning of year	$4,014	$3,351	$2,792
Service cost	723	838	759
Interest cost	(74)	(51)	29
Actuarial (gain)/loss	597	157	289
Benefits paid	(184)	(64)	(543)
Other	(574)	0	254
Foreign currency translation adjustment	(117)	(217)	(229)
Projected benefit obligation at end of year	$4,385	$4,014	$3,351

The plan assets are held in a limited number of marketable and liquid financial instruments and totaled $4.4 million
 and
$3.5
million at December 31, 2023 and 2022, respectively. Valuation adjustments were not material.
Defined contribution plan
We sponsor a defined contribution plan for our employees based in Seattle, Washington. We provide a matching contribution of 100% on the first 1% of employee contributions and 50% on the next 5% of employee contributions. Our contribution expense for the years ended December 31, 2023, 2022 and 2021 was approximately $242,000, $259,000, and $289,000 respectively.
Advertising costs
The cost of advertising is expensed as incurred and totaled $45.2 million, $67.9 million and $74.2 million for the years ended December 31, 2023, 2022 and 2021 respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.
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

F-1
4

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
Note 3: Short-term investments
The Company holds investments in marketable securities with the intention of selling these investments within a relatively short period of time (3-6 months). As such, gains or losses from holding or trading these securities were recognized in the Statements of Income. At December 31, 2023, short term investments were comprised of fixed time deposits classified as trading.
Note 4: Goodwill and intangible assets
The majority of our intangible assets consist of assets acquired through the 2017 acquisition of DDI-US. We recognized no changes to the carrying value of goodwill during 2021, and recognized a $269.9 million impairment of goodwill and intangibles in 2022 (See Note: Significant Accounting Policies). The components of our intangible assets were as follows (in thousands):

	December 31, 2023					December 31, 2022
	Useful life	Gross amount	Accumulated Amortization	Impairment	Net Amount	Gross amount	Accumulated Amortization	Impairment	Net Amount
Goodwill	indefinite	$651,597	$—	$(254,893)	$396,704	$633,965	$—	$(254,893)	$379,072
Trademarks	indefinite	50,000	—	(15,000)	35,000	50,000	—	(15,000)	35,000
Customer relationships	4 years	84,271	(75,387)	—	8,884	75,000	(75,000)	—	—
Purchased technology	5-10 years	52,707	(45,544)	—	7,163	45,423	(45,423)	—	—
Development costs	3 years	9,486	(9,486)	—	—	9,486	(9,486)	—	—
Software	4-5 years	2,968	(2,444)	—	524	2,462	(2,411)	—	51

Total		$851,029	$(132,861)	$(269,893)	$448,275	$816,336	$(132,320)	$(269,893)	$414,123

Amortization expense for the years ended December 31, 2023, 2022 and 2021 totaled $0.5 million, $3.6 million, and $17.7 million respectively.

Estimated annual amortization expense for the years ending December 31, 2024 and thereafter is a follows (in thousands):

Year	Expense
2024	3,113
2025	3,110
2026	3,107
2027	2,718
2028 and thereafter	4,523

Note 5: Debt
The components of debt at December 31, 2023 and 2022 are as follows (in thousands):

	As of December 31,
	2023	2022
4.60% Senior Notes due to related party due 2024	$38,778	$39,454

Total debt	38,778	39,454
Less: Short-term debt	38,778	—

Total Long-term debt	$—	$39,454
4.60% Senior Notes due to related party due 2024
The 4.60% Senior Notes due to related party, which collectively total KRW100 billion at inception, accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity (May 27, 2024).
Voluntary principal and interest payments were made in June and September 2020. Principal of KRW20 billion and interest of KRW1.2 billion was paid in June 2020 and principal of KRW30 billion and interest of KRW3.1 billion was paid in September 2020.
Note 6: Fair value measurements
The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, and short- term borrowings approximate their fair values due to the short-term nature of these instruments.
Our cash equivalents (Level 1 of fair value hierarchy) consist of money market funds and Korean market government bonds totaling $206.9 million and $217.4 million as of December 31, 2023 and 2022, respectively and short-term investments (Level 2 of fair value hierarchy) comprised of fixed time or certificates of deposit with maturity periods greater than 90 days totaling $67.8 million and $67.9 million as of December 31, 2023 and 2022, respectively. We rely on credit market data to track interest rates for other entities with similar risk profiles.
We record all debt at inception at fair value. We perform subsequent analysis on available data to evaluate the fair value of our borrowing as of the balance sheet date. We rely on credit market data to track interest rates for other entities with similar risk profiles. As of December 31, 2023, the fair value of our senior notes (a Level 3 estimate) was approximately
$
0.7
million lower than face value.
Note 7: Income taxes
Income (loss) before income tax consisted of the following (in thousands):

	Year ended December 31,
	2023	2022	2021
US	$120,750	$(310,483)	$97,918
Korea	12,187	5,315	2,696
Other	(1,792)	—	—

Total income (loss) before income taxes	$131,145	$(305,168)	$100,614

The following table presents the detail of income tax expense for the periods presented (in thousands):

	Year ended December 31,
	2023	2022	2021
Current:
US	$21	$11,571	$14,481
Korea	597	2,222	2,049
Other	36	—	—

Total current taxes:	$654	$13,793	$16,530

Deferred:
US	$31,316	$(85,206)	$8,154
Korea	(975)	223	(2,178)
Other	(778)	—	—

Total deferred taxes	$29,563	$(84,983)	$5,976

Total income tax expense (benefit)	$30,217	$(71,190)	$22,506

The following table presents a reconciliation of the statutory rate and our effective tax rate for the periods presented:

	Year ended December 31,
	2023	2022	2021
Statutory tax rate	19.0%	20.0%	20.0%
Foreign jurisdiction rate differential	4.0%	3.7%	3.5%
Non-deductible interest	0.0%	0.0%	0.0%
Withholding taxes	0.4%	(0.6)%	2.0%
Tax credits	(0.3)%	1.0%	(4.2)%
Valuation allowance	3.1%	(0.6)%	1.6%
Other	(3.1)%	(0.1)%	(0.6)%

Total tax rate	23.1%	23.3%	22.3%

F-1
7

Deferred federal, state, and foreign income taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes. The following table presents the significant components of our deferred tax assets and liabilities as of the dates presented (in thousands):

	Year ended December 31,
	2023	2022
Deferred income tax assets:
Net operating loss carryforward	$22,564	$5,934
Tax credit carryforward	13,844	14,171
Accruals and reserves	753	35,589
Accrued interest	1,118	762
Intangibles	18,026	17,632
Lease liability	1,411	1,120
Goodwill	—	4,467
Interest carryforward	1,426	—
Capitalized R&D costs	1,123	—

Deferred tax assets	$60,265	$79,675
Less: Valuation allowance	(18,747)	(18,893)

Net deferred tax assets	$41,518	$60,782
Deferred tax liabilities
Goodwill	(5,571)	—
Intangibles	(5,210)	—
Right-of-use-assets	(1,384)	(1,038)
Other	(1,267)	(454)

Deferred tax liabilities	$(13,432)	$(1,492)

Net deferred tax assets (liabilities)	$28,086	$59,290

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing, and amount of which are uncertain. We have provided a valuation allowance against the deferred tax assets of Korea as of December 31, 2023 and 2022 because, based on the weight of available evidence, it is more likely than not that these deferred tax assets will not be realized.
We have a Korean tax loss carryforward of approximately $17.3 million as of December 31, 2023, which are available to reduce future taxable income. These losses begin to expire in 2027. We have U.S. federal net operating loss carryforwards of $67.4 million which carryforward indefinitely. We have $28.7 million of U.S. state net operating losses which begin to expire starting in 2033.
Additionally, we have Korean tax credit carryforwards of $13.7 million as of December 31, 2023, which are available to reduce future foreign tax liabilities. The foreign tax credit carryforwards begin to expire in 2028.
We have not recorded a liability for income taxes or withholding taxes on undistributed earnings of subsidiaries as of December 31, 2023 as we intend to reinvest such earnings outside of Korea for the foreseeable future. Given the Company’s current and anticipated losses in Korea, the method of realizing the cumulative temporary differences related to foreign earnings is difficult to estimate. Therefore, the Company concluded it is not practical to estimate the related deferred tax liability.
We are currently not under audit in any tax jurisdiction. We do not have any uncertain tax positions and have not established reserves for tax positions based on estimates of whether, and the extent to which, additional taxes will be due.

F-1
8

Note 8: Shareholders’ equity
Common stock
We have 200,000,000 total authorized shares at December 31, 2023 and 2022. The par value per share is KRW10,000. Holders of outstanding shares of common stock are entitled to one vote for each share on all matters submitted to a vote of the holders of common stock. Holders of common stock are entitled to receive dividends that are declared by our board of directors out of legally available funds. In the event of a liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in the net assets remaining after payment of liabilities. There are no conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.
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
The following table presents the calculation of basic and diluted net income per share (in thousands except share and per share amounts):

	Year Ended December 31,
	2023	2022	2021
Numerator:
Net income (loss) applicable to common shareholders - basic	$100,885	$(233,978)	$78,108
Dilutive effect of assumed conversion of convertible debt	—	—	—
Net income (loss) applicable to common shareholders – diluted	$100,885	$(233,978)	$78,108
Denominator:
Weighted average shares outstanding - basic	2,477,672	2,477,672	2,303,200
Dilutive effect of assumed conversion of convertible debt	—	—	—
Dilutive effect of assumed conversion of warrants	—	—	—
Weighted average shares outstanding – diluted	2,477,672	2,477,672	2,303,200
Basic net income (loss) per share	$40.72	$(94.43)	$33.91
Diluted net income (loss) per share	$40.72	$(94.43)	$33.91
Note 10: Leases
Our operating leases primarily consist of real estate leases for office space and do not have any non-lease components. We do not have any finance leases. Our total variable and short-term lease payments are immaterial for all periods presented.

The Seattle,

Washington lease originated in
July 2012
and consists of
49,375
square feet. In
September 2018
, the only option to extend, which was effective October
1
,
2019
, was exercised to extend the term for
61
months. The extended lease will expire in
October 2024
.

The Gangnam-gu, Seoul, Korea office space is subleased from our parent, DUG and consists of
28,497
square feet. The subleases originated in
February 2019
and were amended in
October 2020
and
October 2023
with DUG (sublessor). The subleases will expire in
September 2028
.
The Swieqi, Malta office lease was assumed as part of the SuprNation acquisition in October 2023 and consists of 4,770 square feet. The lease will expire in October 2024.
The weighted average remaining lease terms as of December 31, 2023 and 2022 were 3.8 years and 1.6 years, respectively. The weighted average discount rates for the Company’s leases as of December 31, 2023 and 2022 were 5.8% and 5.2%, respectively.
Supplemental balance sheet and statements of operations information related to operating leases is as follows (in thousands):

	Year Ended December 31,
	2023	2022	2021
Operating lease right-of-use asset	$7,577	$4,675	$7,764
Accrued rent	447	817	934

Total operating lease right-of-use asset, net	$7,130	$3,858	$6,830

Short-term operating lease liabilities	3,157	3,050	3,076
Long-term operating lease liabilities	4,420	1,625	4,688

Total operating lease liabilities	$7,577	$4,675	$7,764

Operating lease costs	$3,201	$3,160	$3,313
Supplemental cash flow information related to leases was as follows (in thousands):

	Year Ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of operating lease liabilities	$3,501	$3,253	$3,262
Right-of-use assets obtained in exchange for new lease obligations	$7,655	$—	$—
Maturities of lease liabilities are as follows (in thousands):

As of December 31, 2023	Seattle Lease	Seoul Lease (Related Party)	Malta
2024	1,732	1,445	267
2025	—	1,501	—
2026	—	1,534	—
2027	—	1,541	—
Thereafter	—	971	—
Less: Imputed Interest	(130)	(1,281)	(3)

Total	1,602	5,711	264

F-
20

Note 11: Accumulated other comprehensive income
Changes in accumulated other comprehensive income (AOCI) by component for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands):

	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at of January 1, 2021	$23,807	$(992)	$22,815
Foreign currency translation gain/(loss)	504	—	504
Actuarial gain/(loss), net of tax	—	(286)	(286)

Balance as of December 31, 2021	$24,311	$(1,278)	$23,033

Foreign currency translation gain/(loss)	(3,519)	—	(3,519)
Actuarial gain/(loss), net of tax	—	(154)	(154)

Balance as of December 31, 2022	$20,792	$(1,432)	$19,360

Foreign currency translation gain/(loss)	1,219	—	1,219
Actuarial gain/(loss), net of tax	—	(597)	(597)

Balance as of December 31, 2023	$22,011	$(2,029)	$19,982

For years ended December 31, 2023, 2022 and 2021, we did not tax effect foreign currency translation gain/(loss) because we have determined such gain/(loss) is permanently reinvested and actuarial gain/(loss) is not tax effected due to a valuation allowance applied to our deferred tax assets.
Note 12: Commitments and contingencies
Legal contingencies
On April 12, 2018, a class-action lawsuit was filed against DDI-US demanding a return of unfair benefit under the pretext that the C ompany’s
social casino games are not legal in the State of Washington, United States. On August 29, 2022, DDI-US entered into an agreement in principle to settle the aforementioned
Benson
case and associated proceedings, pursuant to which, among other things, DDI-US would contribute $145.25 million to the settlement fund. This agreement in principle received final court approval with the final contribution to the settlement fund made in June 2023. The Company had an accrual of $95.25 million for the year ended December 31, 2022, which was cleared by a $95.25 million payment in the second quarter of 2023.
Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. In March 2023, we, through DDI-US, entered into a new Game License Agreement with DoubleU Games with effect from January 1, 2023, which supersedes the prior DoubleU Games License Agreement. Pursuant to the new Game License Agreement, DoubleU Games grants us, through DDI-US, a non-exclusive and worldwide license to service and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee equal to a certain fixed percentage of the net sales of the licensed game titles to DoubleU Games in connection with these rights, with certain customary terms and conditions. As of December 31, 2023, we licensed approximately

49
game titles under the terms of this agreement.
In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games, pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games. We incurred total service fees of $1.4 million for year ended December 31, 2023.

F-2
1

International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services Agreement with IGT. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we paid IGT an initial royalty rate o
f
10
% of revenue for their proprietary assets and
15
% of revenue for third-party game asset types. Effective January 1, 2019, we amended the agreement to revise the royalty rate for proprietary game asset types to
7.5
% of revenue. The initial term of the agreement is ten (
10
) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the years ended December 31, 2023, 2022 and 2021 totaled $
5.3
million, $
7.0
 million, and $
11.1
million
,
respectively, and are recognized as a component of cost of revenue.
Director and Officers’ Indemnification Agreement
The Company’s maximum aggregate liability for all loss and expenses on account of any and all requests for indemnity under the Indemnification Agreement or any similar indemnity agreement with any other indemnitee will be $5,000,000 per every 12-month period.
Note 13: Related party transactions
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.
The following is a summary of expenses charged by our parent, DoubleU Games (in thousands):

	Year Ended December 31,			Statement of Income and Comprehensive Income Line Item
	2023	2022	2021
Royalty expense (see Note 12)	$2,565	$3,374	$4,335	Cost of revenue
Interest expense (see Note 5)	1,762	1,780	2,010	Interest expense
Rent expense (see Note 10)	1,268	1,251	1,397	General and administrative expense
Other expense	1,636	225	206	General and administrative expense
Amounts due to our parent, DoubleU Games, are as follows (in thousands):

	Year Ended December 31,			Statement of Consolidated Balance Sheet Line Item
	2023	2022	2021
4.6% Senior notes with related party	$38,778	$—	$—	Current portion of borrowings with related party
4.6% Senior notes with related party	—	39,454	42,176	Long-Term borrowing with related party
Royalties and other expenses	1,618	315	511	A/P and accrued expenses
Short-term lease liability	1,298	1,066	1,309	Short-term operating lease liabilities
Accrued interest on 4.6% Senior Notes with related party	9,501	—	—	Other current liabilities
Accrued interest on 4.6% Senior Notes with related party	—	7,852	6,454	Other non-current liabilities
Long-term lease liability	4,414	—	1,078	Long-term lease liabilities

F-2
2

Note 14: Acquisition
Business Combination-SuprNation
On October 31, 2023, the Company completed its acquisition of SuprNation, a European i-Gaming operator, which is now a direct, wholly-owned subsidiary of DDI-US, for a total cash purchase price of $30.6 million. There was also a payment into escrow of $5.5 million and a deferred payment of up to $6.5 million, relating to a performance-based holdback amount to be calculated based on the 18 months following the transaction close date. The transaction is expected to enable the Company to expand into the i-Gaming market. The Company accounted for the acquisition as a business combination. Transaction costs incurred by the Company in connection with the acquisition, including professional fees, were $2.0 million.
The following table summarizes the allocation of the purchase consideration to the acquisition-date fair value of the assets acquired and liabilities assumed (in thousands):

Total purchase consideration	$30,653
Non-controlling interest	$118
Identifiable Assets	$13,838
Cash and cash equivalents	3,776
Accounts receivable, net	99
Prepaid expenses, and other assets	612
Intangible assets, net
Platform Technology	6,987
Customers	8,893
Gaming Licenses	476
Property and equipment, net	34
Operating lease right-of-use assets, net	200
Other non-current assets	171
Accounts payable and accrued expenses	(1,449)
Income taxes payable	(111)
Short-term operating lease liabilities	(191)
Other current liabilities	(3,794)
Deferred tax liabilities, net	(1,630)
Other non-current liabilities	(235)

Goodwill	$16,933
The above allocation of the purchase price can be subject to change within the measurement period, but no later than one year from the date of the acquisition close.
The
income
approach was used to determine the fair value of the platform technology
 and
customers, and
the cost approach was used for the fair value of
gaming licenses. Their useful lives are 10 years, 4 years and 5 years, respectively, and the weighted average useful life for all amortizable intangible assets is 6.6 years. Goodwill represents the excess of the purchase price over the preliminary fair value of identifiable assets acquired and liabilities assumed at the acquisition date and is primarily attributable to the assembled workforce and expected synergies at the time of the acquisition. For tax purposes, no tax-deductible goodwill was generated as a result of this acquisition.
Contemporaneously with entering into the definitive agreement, the Company also adopted an eighteen-month performance-based incentive plan for certain key employees of SuprNation, under which the key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, contingent upon the achievement of certain revenue and other performance targets by the acquired business and the continued employment of such key employees between 2023 and 2025. Such plan became effective at the closing of the transaction.

The Company’s consolidated statement of operations as of December 31, 2023, includes SuprNation’s revenue of $
4.3
million and pre-tax loss of $
1.8
million for the period from the acquisition date of October 31, 2023 to December 31, 2023.

See Pro forma results of operations below under “Supplemental Pro Forma Information”.
Supplemental Pro Forma Information (unaudited)
The unaudited supplemental pro forma information below presents the combined historical results of operations of the Company and SuprNation, an acquisition completed in October 2023, as if SuprNation had been acquired as of January 1, 2022 (in thousands):

	Year ended December 31,
	2023	2022
Revenue	$330,462	$346,433
Net income (loss) attributable to DoubleDown Interactive Co., Ltd.	$93,802	$(246,585)
The unaudited supplemental pro forma information above includes the following adjustments to net income (loss) in the appropriate pro forma period (in thousands):

	Year ended December 31,
	2023	2022
An (increase) in amortization expense related to the fair value of acquired identifiable intangible assets, net of the amortization expense already reflected in actual historical results	(2,571)	(3,003)
A decrease (increase) in expenses related to incentives	(2,180)	(6,464)
A (increase) decrease in expenses related to operating and marketing expenses per the agreement	(3,500)	(7,000)
An (increase) decrease in income tax provision	2,643	5,037
The unaudited supplemental pro forma information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisitions taken place on the date indicated, or of the Company’s future consolidated results of operations. The supplemental pro forma information presented above has been derived from the Company’s historical consolidated financial statements and from the historical accounting records of SuprNation.

F-2
4