Form 20-F
period 2024-12-31
DoubleDown Interactive Co., Ltd.
filed 2025-04-21
CIK 1799567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
____________________
FORM 20-F
____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-39349
____________________
DoubleDown Interactive Co., Ltd.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
____________________
Republic of Korea
(Jurisdiction of incorporation or organization)
13F, Gangnam Finance Center
152, Teheran-ro Gangnam-gu
Seoul 06236, Republic of Korea
+82-2-501-7216
(Address of principal executive offices)
Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5th Avenue, Suite 200
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
*Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
2,477,672 Common Shares
(as of December 31, 2024)
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☒ No

1

i

About this annual report
As used in this annual report, unless the context otherwise requires or otherwise states, (a) references to “we,” “us,” “our,” the “Company,” our “Company” and similar references refer to DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of Korea, which is sometimes referred to in this annual report as “DDI,” its Korean subsidiary, Double8 Games Co., Ltd. (“Double8 Games”), its U.S. subsidiary, DoubleDown Interactive, LLC, a Washington limited liability company (“DDI-US”), and DDI-US’ wholly-owned subsidiary, SuprNation AB, a Swedish limited liability company with operations based in Malta (together with its subsidiaries, “SuprNation”), and (b) references to “DoubleU Games” or “DUG” refer to DoubleU Games Co., Ltd., a Korean company and our controlling shareholder.
References herein to “STIC” refer to STIC Special Situation Private Equity Fund and its wholly-owned affiliate, unless the context otherwise requires.
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. The terms “dollar,” “USD,” “US$” or “$” refer to the legal currency of the United States. Currency amounts in this annual report are stated in dollars, unless otherwise indicated. Our reporting currency is the U.S. dollar, and our functional currencies are the Korean Won, or KRW or “(Won)”, and the Euro (“EUR” or “€”). Unless otherwise indicated, convenience translations included in this annual report of Korean Won into U.S. dollars and the Euro into U.S. dollars have been made at the rate of KRW1,477.86 = US$1.00 and €1.0351 = US$1.00, respectively, as reported by the Board of Governors of the Federal Reserve System on December 31, 2024. Historical and current exchange rate information of the Korean Won against the U.S. dollar may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_ko.htm. Historical and current exchange rate information of the Euro against the U.S. dollar may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_eu.htm.
Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We adopted IFRS as issued by IASB for the annual period beginning on January 1, 2024. In accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), our date of transition to IFRS is January 1, 2023. Prior to the adoption of IFRS, we previously prepared our consolidated financial statements, up to and including December 31, 2023, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our fiscal year ends on December 31 of each year as does our reporting year. Therefore, any references to 2024 and 2023 are references to the fiscal and reporting years ended December 31, 2024 and December 31, 2023, respectively. See Note 2: Basis of preparation and material accounting policies to our audited consolidated financial statements for a discussion of the basis of presentation, transition of IFRS, functional currency and translation of financial statements.
Non-IFRS measures
In addition to IFRS measures, we also use Adjusted EBITDA, as described under “Item 5. Operating and Financial Review and Prospects—Other key performance indicators and non-IFRS metrics and trends—Adjusted EBITDA,” and Adjusted EBITDA margin in various places in this annual report. These financial measures are presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the financial statements included elsewhere in this annual report. Adjusted EBITDA and Adjusted EBITDA margin may differ from similarly titled measures presented by other companies.
Please see “Item 5A. Operating Results—Reconciliation of non-IFRS measures” for a reconciliation of non-IFRS financial measures to the most directly comparable financial measure calculated in accordance with IFRS.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and “Our Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:
•our ability to attract and retain players;
•our expectations regarding the growth rates of our active users, payer conversion rate and revenue per daily active user;
•our reliance on third-party platforms;
•our ability to continue to launch and enhance games that attract and retain a significant number of paying players;
•our reliance on a small percentage of our players for nearly all of our revenue;
•our ability to adapt to, and offer games that keep pace with, changing technology and evolving industry standards;
•competition;
•our ability to use the intellectual property rights of our controlling shareholder, DoubleU Games, and other third parties, including the third-party intellectual property rights licensed to us by International Game Technology PLC (“IGT”);
•protection of our proprietary information and intellectual property, inability to license third-party intellectual property and the intellectual property rights of others;
•security and integrity of our games and systems;
•security breaches, cyber-attacks or other privacy or data security incidents, challenges or disruptions;
•reliance on or failures in information technology and other systems;
•the impact of legal and regulatory restrictions on our business, including significant opposition in some jurisdictions to interactive social gaming, including social casino gaming, and how such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming or social casino gaming specifically, and how this could result in a prohibition on interactive social gaming or social casino gaming altogether, restrict our ability to advertise our games, or substantially increase our costs to comply with these regulations;

•laws and government regulations, both foreign and domestic, and to data privacy and security, including with respect to the collection, storage, use, transmission, sharing and protection of personal information and other consumer data, and those laws and regulations that affect companies conducting business on the internet, including ours;
•the continuing evolution of the scope of data privacy and security regulations, and our belief that the adoption of increasingly restrictive regulations in this area is likely within the U.S. and other jurisdictions;
•our ability to complete acquisitions and integrate businesses successfully;
•our ability to pursue and execute new business initiatives;
•U.S. and international economic and industry conditions;
•potential regulatory changes in the U.S. imposed by the new administration.
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
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.        KEY INFORMATION
A.[RESERVED]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
•Our profitability may be affected by the rate and manner at which we successfully manage our current and future growth.
•We rely on a small percentage of our players for all of our revenue.
•To date, we have been reliant upon our DoubleDown Casino game for substantially all of our revenue.
•We rely substantially on third-party platforms to make our social casino games available to players and to collect revenue.
•Certain social opposition to interactive gaming or potential issues relating to social casino games could adversely impact our business and limit the growth of our operations.
•We rely on the ability to use the intellectual property of third parties, in particular IGT and DUG, for a substantial portion or our content and other features incorporated into our games.

•Our business depends on our ability to protect proprietary information and our owned and licensed intellectual property.
•The intellectual property rights of others may prevent us from developing new games and/or entering new markets, or may expose us to costly litigation.
•Our success depends upon our ability to adapt to and offer games that keep pace with changing technology and evolving industry standards.
•Legal proceedings and government investigations can materially adversely affect our business and our results of operations, cash flows, and financial condition.
•Data privacy and security laws and regulations could increase the cost of our operations and subject us to possible sanctions, civil lawsuits, or penalties.
•We operate in a highly competitive industry, and our success depends on our ability to effectively compete.
•Our success depends on the security and integrity of the games we offer, and cyber-attacks, security breaches, or other disruptions could compromise our information or the information of our players and expose us to liability, which would cause our business and reputation to suffer.
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
Our social casino games are available to players for free, and we generate revenue from players only if they voluntarily purchase virtual chips above and beyond the level of free virtual chips provided periodically as part of the games. In particular, we monitor the number of players who make a purchase to assess any periodic changes in behavior and associated trends. Average MPUs for social casino games, or the average number of players who made a purchase in our social casino games at least once in a month, decreased from 2023 to 2024, while our overall payer conversion rate for social casino games has increased from 6.0% in 2023 to 6.7% in 2024. Our paying players of social casino games may stop making purchases in our games or playing our games altogether at any time. In order to sustain or increase our revenue levels, we must increase the amount our players spend in our games and/or increase the number of players who purchase virtual chips. To retain paying players, we must devote significant resources so that the games they play retain their interest and motivate them to purchase virtual chips through incentives and engaging content. If the average amount spent by our paying players declines, if we fail to offer games that sufficiently incentivize players to purchase our virtual chips, or if we fail to properly manage the economics of free versus paid chips, our business, financial condition, and results of operations could be materially and adversely affected.
Our DoubleDown Casino game has generated substantially all of our revenue, and we intend to continue to refresh content and launch new games in order to attract and retain a significant number of paying players to grow our revenue and sustain our competitive position.
Historically, DoubleDown Casino has accounted for substantially all our revenue (2024: 88.6%; 2023: 96.3%), and we expect that this dependency will continue for the foreseeable future while we endeavor to further diversify our portfolio through the addition of new games. See “Item 4B. Business Overview—Our games.” Our growth will depend, in part, on our ability to consistently refresh content for our existing games to promote engagement with our players, as well as launch new games that achieve significant popularity. However, as we add new games to our portfolio, certain of our players may leave existing games, such as DoubleDown Casino, and move to a new offering. As we refresh content and develop new games, we expend significant resources in research and development, analytics, marketing, and others to design, test, and launch refreshed content and our new games.
Our ability to successfully and timely design, test, and launch our games and provide refreshed content, as well as attract and retain paying players, largely depends on our ability to, among other things:
•analyze player demographics and effectively respond to changing player interests and preferences and the competitive landscape;
•enhance existing games with refreshed content and develop new games that, in each case, are interesting and compelling and that incentivize players to purchase virtual chips on a regular basis;
•effectively develop new social and geographic markets for our games;
•minimize delays and cost overruns on development and launch of refreshed content for existing games and of new games; and
•expand our proprietary portfolio of games through organic growth and licensed third-party content.
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
We rely substantially on third-party platforms to make our social casino games available to players and to collect revenue.
Our social casino games are distributed through several main platform providers, including Apple, Facebook, Google, and Amazon, which also provide us valuable information and data, such as the rankings of our games. Substantially all of our revenue is generated by players using those platforms. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any emerging platform providers that are widely adopted by our target player base in the geographic markets in which we operate.

We are subject to the standard terms and conditions that these platform providers have for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms, and which the platform providers can change unilaterally on short or no notice. Our business would be harmed if:
•the platform providers discontinue or limit our access to their platforms;
•governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges, or restrict or prohibit access to those platforms;
•the platforms modify their current discovery mechanisms, communication channels available to developers, respective terms of service, or other policies, including fees;
•the platforms adopt changes or updates to their technology that impede integration with other software systems, such as Adobe Flash or others, or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;
•the platforms impose restrictions or make it more difficult for players to buy our virtual chips; or
•the platforms develop their own competitive offerings.
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
We rely on the ability to use the intellectual property rights of third parties, in particular IGT and DUG, and we may lose the benefit of some of the intellectual property licensed to us if the license agreements are terminated.
The majority of the content and related intellectual property incorporated into our games are licensed from third parties, in particular IGT and DUG. Since June 2017, we have been party to a Game Development, Distribution and Services Agreement with IGT (which we refer to as the “IP License Agreement”), pursuant to which we are granted the right to develop and distribute certain IGT game titles and related intellectual property. Under the IP License Agreement, we expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. In addition, although IGT has the right to terminate the IP License Agreement for cause, we will retain exclusive, perpetual, and irrevocable use of any IGT intellectual property already used by us for games launched before June 1, 2020 (excluding third party rights that IGT no longer has rights to itself), except in limited circumstances. For each slot game first launched in the social online game field starting on June 1, 2020, the license from IGT is non-exclusive, perpetual and irrevocable. See “Item 4B. Business Overview—Intellectual property.”

In March 2025, DDI-US received a letter from IGT purporting to terminate our licenses to develop and distribute IGT social casino game titles and demanding that we cease distribution of associated game titles throughout the United States without IGT’s consent (the “IGT Letter”). The IGT Letter cited, among other things, a January 2025 public memo issued by the Washington State Gambling Commission (the “WSGC”) in connection with its views regarding the legality of “wagers” of virtual currency in social casino games. See “Item 4B. Business Overview—Regulation of the Industry”. We believe that IGT has no basis to terminate our licenses and that our distribution of the licensed games is not prohibited under Washington State law. We intend to vigorously defend our rights under the IP License Agreement and continue distributing IGT social casino game titles in Washington and nationwide as allowed under the IP License Agreement. See “—Risks Related to our Business and Industry—Legal proceedings and government investigations may materially adversely affect our business and our results of operations, cash flows, and financial condition”below and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”
In addition, we have licensing arrangements with our controlling shareholder, DUG, since March 2018, pursuant to which we are granted an exclusive license to develop and distribute certain of their social casino game titles and sequels, subject to our payment of customary terms and license fees. As of December 31, 2024, we license from DUG approximately 50 game titles that are actively offered to players. We expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. See “Item 4B. Business Overview—Intellectual property.”
The future success of our business will depend, in part, on our ability to retain or expand intellectual property licenses. We cannot assure that these third-party licenses will continue to be available to us on commercially reasonable terms, if at all. Further, existing and future license arrangements containing royalty provisions could cause us to incur impairment charges in connection with minimum guarantees. To address these risks, we have increased our research and development capabilities in order to create proprietary intellectual property, including content, although there is no guarantee we will be able to create content that receives sufficient acceptance from the market or that is developed in a timely manner. In the event that we are unable to create such content, or we lose the benefit of or cannot renew and/or expand existing licenses with IGT and DUG, we may be required to discontinue or limit our use of certain game titles and related technologies that include or incorporate the licensed intellectual property.
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
We cannot assure that our business activities and games will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. A successful claim of infringement by a third party against us, our games or one of our licensees in connection with the use of our technologies, game mechanics or procedures, or an unsuccessful claim of infringement made by us against a third party or its products or games, could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:
•be expensive and time-consuming to defend or require us to pay significant amounts in damages;

•result in invalidation of our proprietary rights or render our proprietary rights unenforceable;
•cause us to cease making, licensing, or using games that incorporate the intellectual property;
•require us to redesign, reengineer, or rebrand our games or limit our ability to bring new games to the market in the future;
•require us to enter into costly or burdensome royalty, licensing, or settlement agreements in order to obtain the right to use a product or process;
•impact the commercial viability of the games that are the subject of the claim during the pendency of such claim; or
•require us to stop offering the infringing games.
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
Legal proceedings and government investigations can materially adversely affect our business and our results of operations, cash flows, and financial condition.
We have been party to, and in the future may become subject to additional, legal proceedings in the operation of our business, including, but not limited to, with respect to consumer protection, gaming-related matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement, and claims relating to our contracts, licenses, and strategic investments.
For example, in April 2018, a class-action lawsuit was filed against DDI-US demanding a return of unfair benefit under the pretext that our social casino games are not legal in the State of Washington, United States (the “Benson case”). On August 29, 2022, DDI-US entered into an agreement in principle to settle the Benson case and associated proceedings, pursuant to which, among other things, DDI-US would contribute $145.25 million to the settlement fund. This agreement in principle received final court approval and we made our final contribution to the settlement fund in the amount of $95.25 million in June 2023. Additionally, we are currently a defendant in three lawsuits seeking damages, filed in the states of Alabama, Kentucky, and Tennessee. These lawsuits allege that our social casino-themed games constitute unlawful gambling under applicable state laws. We deny such allegations and vigorously defend ourselves against them. At this time, we are unable to reasonably predict the outcome of these legal proceedings, and we cannot reasonably estimate the impact of these lawsuits on our consolidated financial statements. See Note 27: Commitments and contingencies to our audited consolidated financial statements included elsewhere in this annual report.
From time to time, in the ordinary course of our business,we may receive or be subject to inquiries or investigations by state and federal regulatory agencies and bodies such as state attorney general’s office, the WSGC, and other state or federal agencies or bodies regarding our business operations and game offerings, including compliance requirements regarding our social casino games. We address these inquiries directly as they arrive,and engage where appropriate in open dialogue with regulators.

For example,in August 2024, our subsidiary, DDI-US, was served with a Civil Investigative Demand (“CID”) letter from the Washington State Attorney General’s Office (the “WSAG”) pursuant to the Washington State’s Consumer Protection Act, seeking information and documentation from DDI-US relating to, among other things,social casino apps that DoubleU Games and its affiliates have developed, published, owned, operated and/or updated. The CID explains that the WSAG is conducting a broad investigation across the industry concerning possible violations of the Revised Code of Washington§19.86.020 (unfair or deceptive acts or practices in the conduct of any trade or commerce) and the Revised Code of Washington §9.46 et seq. (the 1973 Gambling Act) by casino apps offered in the state. We have responded to the CID, and we believe that our activities do not constitute any violations of the Washington State laws cited in the CID letter. However, at this time, we are unable to reasonably predict the outcome or the impact of the CID and related inquires on our business, financial condition or results of operations.

In addition, in January 2025, the WSGC issued a public memo in which it asserted that games of chance involving “wagers” of virtual currency likely constitute illegal gambling under Washington State law. The WSGC also encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. In March 2025, we received the IGT Letter. For more information on current regulatory matters in the State of Washington and potential impact on our licenses with IGT, see “—Risks Related to our Business and Industry—We rely on the ability to use the intellectual property rights of third parties, and we may lose the benefit of some of the intellectual property licensed to us if the license agreements are terminated” above, “Item 4B. Business Overview—Intellectual property”, “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings”, and Note 27: Commitments and contingencies to our audited consolidated financial statements included elsewhere in this annual report.

To date, we have not received any letter,notice,or claim from the WSGC regarding our compliance with Washington State law or alleging that our social casino games likely constitute illegal gambling under Washington State law.We are fully cooperating and will continue to fully cooperate with the WSAG in its investigation. We have incurred, and may continue to incur, additional expenses related to legal and other professional services in connection with matters relating to or arising from the WSAG investigation and the IGT Letter. We cannot predict the likelihood, timing, scope, terms, outcome, or consequences of any actions taken by any regulatory body or IGT. If the WSAG, the WSGC, or any of these agencies were to conclude that enforcement action is appropriate, or if any court with jurisdiction were to issue an injunction against us, we may be required to, among other things, cease distributing the social casino games licensed from IGT in the State of Washington or nationwide and/or pay civil penalties and fines. In addition, our board of directors, management and employees may expend a substantial amount of time on the government investigations, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, financial condition and results of operations.

In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. We could, in connection with any such proceedings or regulatory actions be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition.
Our global operations expose us to business and legal risks, which could restrict or limit our ability to execute our strategy.
Substantially all of our revenues are currently generated through DDI-US in the United States. Our headquarters and all game development and technology operations for our social casino games and apps are based in Seoul, Korea. We are subject to risks customarily associated with such global operations, including: the complexity of laws, regulations, and markets in the countries in which we operate; the uncertainty of enforcement of remedies in certain jurisdictions; the effect of currency exchange rate fluctuations; export control laws; the impact of foreign labor laws and disputes; the ability to attract and retain key personnel; the economic, tax, and regulatory policies of local governments; compliance with applicable anti-money laundering, anti-bribery, and anti-corruption laws, including the Foreign Corrupt Practices Act, The Improper Solicitation and Graft Act of Korea, and other anti-corruption laws that generally prohibit persons and companies and their agents from offering, promising, authorizing, or making improper payments to foreign government officials for the purpose of obtaining or retaining business; and compliance with applicable sanctions regimes regarding dealings with certain persons or countries. Certain of these laws also contain provisions that require accurate recordkeeping and further require companies to devise and maintain an adequate system of internal accounting controls.
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
In October 2023, we completed the acquisition of SuprNation, an iGaming operator with its main operations in Europe. See Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report. SuprNation’s growth prospects depend on the legal status of real-money gaming in various jurisdictions, and legalization may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if jurisdictions legalize real money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, or existing laws or regulations may be changed or interpreted adversely, any of which could adversely affect SuprNation’s future results of operations and make it more difficult to meet our expectations for its financial performance.
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
Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits, and other penalties.
We collect, process, store, use, and share data, some of which contains limited personal information, including the information of our players that could be considered “personal data” under certain legal standards. Consequently, our business is subject to an evolving number of federal, state, local, and international laws, regulations, regulatory codes, and guidelines governing data privacy and security, including with respect to the collection, storage, use, processing, transmission, sharing, and protection of personal information. Data privacy and data protection laws are rapidly changing and likely will continue to do so for the foreseeable future. See “Item 4B. Business Overview—Regulation of the industry—Data privacy and security” for a detailed description of the data privacy and data protection laws and regulations that could be applicable to us. Such laws, regulations, regulatory codes, and guidelines may be inconsistent across jurisdictions or conflict with other rules.

As a corporation organized under the laws of Korea, we look to any data protection laws or regulations in South Korea. The main law and regulations related to data protection are the Personal Information Protection Act of Korea as amended in 2023 (“PIPA”) and its implementing regulations, which regulate the collection, usage, disclosure, and other processing of personal data by governmental or private entities as well as individuals. The data protection laws in South Korea provide very prescriptive specific requirements throughout the lifecycle of the handling of personal data. Under these laws, the data subject's consent is almost always required, in principle, to process their personal data. For violations of PIPA, regulators such as the Personal Information Protection Commission (“PIPC”), the Korea Communications Commission (“KCC”), and the Financial Services Commission (“FSC”) may impose various administrative sanctions such as corrective orders, administrative fines, and penalty surcharges. Public prosecutors may also investigate any violations which are subject to criminal punishment. Additionally, data handlers may become civilly liable to any data subjects who suffer damages as a result of such violations.
Further, the scope of data privacy and security regulations worldwide continues to evolve. While the European Union’s General Data Protection Regulation (“EU GDPR”) was once considered the leading framework for personal data protection, it is no longer the sole regulation in this area. We anticipate that more restrictive legislation governing data privacy will continue to emerge in the United States and other regions. For example, California’s implementation of the California Consumer Privacy Act (“CCPA”) introduced new rights for residents, including the right to access and require deletion of their personal information, and opt out of certain personal information sharing. The CCPA also mandates transparency regarding data collection, usage, and sharing practices, and it establishes civil penalties for noncompliance as well as a private right of action in cases of security breaches—potentially fueling an increase in related litigation. Since the enactment of the CCPA, approximately 19 other U.S. states have passed their own consumer privacy laws as of the end of 2024. These laws have had considerable implications, and may continue to drive significant operational changes, prompting us to adjust how we gather, manage, and process personal data, and requiring us to incur compliance-related expenditures. Additionally, numerous federal, state, and international legislative bodies are actively considering new privacy and security measures. This suggests a growing trend in the U.S. toward stricter state-level privacy regulations, which could heighten our legal exposure and negatively impact our operations.
The European Union continues to enforce robust data protection standards through the EU GDPR, which imposes strict obligations on entities that handle personal data within the European Economic Area (“EEA”). These requirements include more stringent consent protocols, enhanced transparency obligations, and expanded data subject rights. It also mandates rapid breach notification timelines. In the United Kingdom, a parallel legal regime exists, known as the “UK GDPR” (together with the EU GDPR, the “EU/U.K. GDPR”), alongside the amended Data Protection Act 2018. The UK GDPR, though aligned with the EU GDPR, are independently enforced and can impose fines of up to £17.5 million or 4% of total worldwide annual turnover of the preceding fiscal year. In addition to the GDPR, EU member states may impose their own supplementary privacy laws, further complicating compliance. As a result, we face increased regulatory burdens and financial exposure across multiple jurisdictions.
Due to the rapidly changing nature of these data protection laws, there is not always clear guidance from the respective governments and regulators regarding the interpretation of the law, which may create the risk of an inadvertent violation. Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from regulatory authorities or self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain players, and otherwise adversely affect our business, reputation, legal exposure, financial condition, and operating results. Player interactions with our games are governed by our posted privacy policy and terms of service. Any failure or perceived failure by us to comply with our posted privacy policies or terms of use, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for, our games.
Additionally, if third parties we work with, such as our service providers or data sharing partners, violate applicable laws, regulations, or agreements, such violations may put our players’ and/or employees’ data at risk, or result in governmental investigations or enforcement actions, fines, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements or to modify their enforcement or investigation activities, which may increase our costs and risks.
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
When our players use our games, we may process, store, use, and share data about our players, some of which contains personal information. We use some of this data to provide a better experience for the player by delivering relevant content and advertisements. See “—Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits, and other penalties” above and “Item 4B. Business Overview—Regulation of the industry—Data privacy and security”. As a result of new and evolving data protection laws, which expand the definition of “personal information” to include identifiers used for advertising purposes, our players in certain jurisdictions may decide not to allow us to collect some or all of this data or may limit our use of this data. Any limitation on our ability to collect data about players and game interactions would likely make it more difficult for us to deliver targeted content and advertisements to our players. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze player data. If that happens, we may not be able to successfully adapt to player preferences to improve and enhance our games, retain existing players and maintain the popularity of our games, which could cause our business, financial condition, or results of operations to suffer.
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
We are subject to certain risks as an environmental, social and governance (“ESG”) driven company.
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
The number of people using mobile devices has increased significantly over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile games, may not grow in the way that we anticipate. Approximately 67.5% and 75.3% of our revenue for the year ended December 31, 2024 and December 31, 2023, respectively, was attributable to mobile device use. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and may not achieve the anticipated return on our development efforts. Any such decline in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, or results of operations.
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
We also compete with online gaming companies, including those that offer social casino games such as Playtika, Aristocrat, SciPlay, Netmarble, Take-Two Interactive, and other iGaming operators, and some of these companies have a base of existing players that is larger than ours. In addition, our controlling shareholder, DoubleU Games, also creates and markets online games and represents a potential source of competition for talent, content development, and players. The interests of DoubleU Games may, from time to time, conflict or compete with our interests. Some of our current and potential competitors, including DoubleU Games, enjoy substantial competitive advantages, such as greater financial, technical, and other resources and, in some cases, the ability to rapidly combine online platforms with traditional staffing solutions. These companies may use these advantages to develop different platforms and services to compete with our games, spend more on advertising and marketing, invest more in research and development or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions, or player preferences or requirements. If we are not able to respond to and manage competitive pressure on our business effectively, it could adversely impact our results of operations, cash flows, and financial condition.

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
We track certain performance metrics, including the number of active and paying players of our games. Our all-in-one social casino strategy, in particular, provides us with large amounts of data on users and participation rates, among other things. Our performance metrics tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal or third-party tools we use to track these metrics undercount or overcount performance or contain algorithm or other technical errors, the data we report may not be accurate. In addition, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer-term strategies.
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
Inflation could adversely affect our business and results of operations.
Inflation in the United States and global markets has been relatively high in recent years following the COVID-19 pandemic, and during 2023 and 2024, the economy in the United States and global markets continued to experience an increase in inflation. Changes in evolving U.S. domestic and international policies under the new Trump administration, including the imposition or increase of tariffs, new global pandemics, geopolitical developments such as the Russia-Ukraine conflict and the Israeli conflict, and other global economic or political disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue to stable or will increase and at what rate. Increases in inflation raise our costs for R&D, talent acquisition, and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding global pandemics, geopolitical developments, and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty, concerns of which may cause the players of our games to change their behaviors, such as to spend less on in-game purchases, which, in turn, could have a material adverse impact on our financial condition, results of operations, or cash flows.

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
We may be impacted by severe weather and other geological events, including hurricanes, earthquakes, floods, or tsunamis that could disrupt our operations or the operations of our key platform providers or content suppliers. Natural disasters or other disruptions at any of our facilities, those of our key providers, such as Apple, Google, Facebook, and Amazon, or those of our content suppliers, may impair the operation, development or provision of our games. While we insure against certain business interruption risks, we cannot assure that such insurance will compensate us for any losses incurred as a result of natural or other disasters. Any serious disruption to our operations, or those of our key providers or suppliers could have a material adverse effect on our results of operations, cash flows, and financial condition.
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
Our results of operations can fluctuate due to seasonal trends and other factors. Player activity is generally slower in the second and third quarters of the year, particularly during the summer months. Certain other seasonal trends and factors that may cause our results to fluctuate include:
•holiday and vacation seasons;
•climate and weather conditions that could cause players to pursue other activities;
•economic and political conditions; and
•the timing of the release of new games or refreshed content, including those of our competitors.
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
We are subject to a variety of laws in the United States, Korea, Malta, and other jurisdictions, including laws regarding consumer protection, intellectual property, virtual items and currency, export, and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside of Korea, Malta, and the United States. It is also likely that as our business grows and evolves and our games are played in larger volume in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

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
Furthermore, the growth and development of electronic commerce, AI, social gaming, and virtual items and currency may lead to more stringent consumer protection laws that may impose additional burdens on or limitations on operations of companies such as ours conducting business through the internet and mobile devices. If scrutiny and regulation of our industry increases, we will be required to devote additional legal and other resources to addressing such regulation. Such new compliance costs or jurisdictional restrictions on our ability to offer online games could have a material adverse effect on our business, financial condition, and operating results. See “Item 4B. Business Overview—Regulation of the industry.”
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
We currently report our financial results under IFRS, which differs in certain significant respect from U.S. GAAP.
Currently we prepare our financial statements and report our financial results under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to lease, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.
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
As a result, we are a “controlled company” within the meaning of the NASDAQ corporate governance rules. Under the NASDAQ rules, a company of which more than 50% of the voting power is held by an individual, group, or another company, is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance standards, including the requirements that:
•a majority of its board of directors consist of independent directors;
•its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and

•it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
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
Although we have substantial contractual arrangements with our controlling shareholder, DoubleU Games, no person is serving concurrently as a director of both companies. Consequently, we have not entered into any agreement intended to govern any conflicts of interest between the two companies. However, under the Korean Commercial Code, or “KCC”, if a company, such as DDI, intends to enter into any arrangement with any of its major shareholders, such as DUG, such company is required to disclose the intended arrangement to its board of directors and obtain a resolution from the board approving such arrangement. Such approval requires the consent of not less than two-thirds of the board members. Under the KCC, a person would constitute a company’s major shareholder if such person holds 10% or more of equity interests in such company (without taking into account any non-voting shares issued by the company) or makes de facto influence on such company’s key managerial decisions (such as appointment and removal of directors and statutory auditors). Accordingly, in order for our Company and DUG to enter into any arrangement, we must seek and obtain a resolution from our board of directors approving the intended arrangement. Given the current board structure, our board resolution would be adopted independently from DUG. To date, we and DUG have entered into certain license agreements and loan agreements, all of which have been approved by our board in accordance with the KCC.
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
We entered into several loans with DoubleU Games as our lender in 2018 and 2019, which were extended on substantially the same terms for two years in May 2024. As of December 31, 2024, the aggregate outstanding principal amount of such loans was KRW50 billion (US$34.0 million). These loans will mature in May 2026, subject to certain prepayment rights. Each loan has a fixed interest rate of 4.60% per annum, with a default interest rate of an additional 5.0% per annum. Interest accrues quarterly, commencing as of May 2024, and is due and payable in full upon maturity. Further, if we are unable to repay the loans at maturity in 2026, we may not be able to continue our operations if we are unable to secure additional financing or otherwise restructure the loans. Although these loans are unsecured, we could nonetheless be forced by DoubleU Games to liquidate our operations and dissolve. See “Item 5B. Liquidity and Capital Resources—Short-term and long-term borrowings.”

A significant portion of our intellectual property portfolio is subject to license agreements with DoubleU Games and our operations could be adversely affected by the amount of royalty payments we are required to make under the agreements.
We are subject to a number of licensing and research and development agreements with DoubleU Games. As of the date of this annual report, DoubleU Games controlled approximately 67.1% of our shares. DoubleU Games has granted us exclusive rights during the term of the agreements for development and distribution of social casino game titles and sequels in social online gaming. As of December 31, 2024, we license from DUG approximately 50 slot titles that are actively offered to end users. We are obligated to pay royalties and license fees to DoubleU Games in connection with these rights. Our licensing and development agreements with DUG will remain in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, these agreements provide that the parties will mutually renegotiate the terms of such agreements. If the parties decide to terminate, it could materially adversely affect our ability to continue to use and exploit these rights and the associated gaming content we distribute through our channels. In such event, our business operations, including our revenues and profitability, could be materially harmed unless and until we are able to create or acquire new revenue streams of comparable financial impact. In addition, our reputation would suffer from the loss of this content and we could lose all or a substantial portion of our players for an indefinite period.
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
If Korea experiences certain economic, political, or other events, the government may restrict holders of our ADSs and the depositary from converting and remitting dividends and other amounts in U.S. dollars.
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
ITEM 4.         INFORMATION ON THE COMPANY
A.History and Development of the Company
Our Company was originally established as The8Games Co., Ltd., in Seoul, Korea in 2008, an interactive entertainment studio focused on the development and publishing of casual games and mobile applications. In 2016, DUG acquired a controlling stake in our Company and, in 2017, DUG acquired the remaining stake in our Company, making us a wholly-owned subsidiary of DUG. Later in 2017, DUG also acquired DDI-US through our Company, believing that our strengths could be highly complementary to DDI-US for creating more powerful social casino gaming content. We changed our name to DoubleDown Interactive Co., Ltd. in December 2019. In February 2020, we acquired Korea-based Double8 Games from DUG. In October 2023, we acquired SuprNation, a European iGaming operator, which is now a direct, wholly-owned subsidiary of DDI-US. See “—B. Business Overview” below and Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report. Our current corporate structure is as follows:

Our ADSs representing common shares are listed for trading on The Nasdaq Stock Market under the symbol “DDI”.
Our agent for service of process in the United States is DoubleDown Interactive, LLC, 605 5th Avenue, Suite 200, Seattle, Washington 98104. Our principal executive offices are located at 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul 06236, Korea. Our main telephone number is +82-2-501-7216. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. Our internet website is https://doubledowninteractive.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report. We have included our website address in this annual report solely for informational purposes.
B.Business Overview
Our Company
We are a leading developer, publisher and operator of digital games on mobile and web-based platforms. We operate two lines of businesses: (i) social casino games; and (ii) online casino services which offer games typically available in land-based casinos such as blackjack, roulette, and slot machines (“iGaming”), each of which is described below.
Social Casino Games
We are the creators of multi-format interactive entertainment experiences for casual players. We have been an early pioneer in the social casino gaming segment of casual gaming and were among the initial publishers to launch a social casino game on the Facebook platform in 2010 with the release of DoubleDown Casino. As the market has shifted materially to mobile platforms in recent years, we have also embraced new distribution channels for our games, which have significantly expanded our overall reach and market opportunity. Our games attract players of social casino and casual games, and have been installed over 119 million times to date. During 2024, an average of 1.4 million players played our games each month.

Our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games. Within the social casino segment of casual gaming, which includes free-to-play online slots, poker, table games, and bingo, DoubleDown Casino was ranked the fifth among the top game titles by gross revenue during 2024, according to Eilers & Krejcik, which estimated that the global social casino market was approximately $7.2 billion in 2024. As one of the leading players in social casino today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players.
We believe that success in casual gaming requires a combination of creativity and data science to acquire, engage and retain players. We have a deep understanding of our players which allows us to hone our game development, content strategy, and live game operations. Our all-in-one approach that combines numerous pieces of content within a single game streamlines the player experience while our best-in-class gaming elements, including graphics, user interface, and meta-features, such as daily challenges and loyalty programs, keep our players engaged. Collectively, our players exhibit higher monetization compared to that of our social casino peers, which we believe reflects our successful approach. Our average revenue per daily active user (“ARPDAU”) was $1.30 during 2024.
We believe our access to content is among the broadest in the gaming industry. In addition to our internally- developed content, we also have access to content from IGT, one of the largest casino equipment suppliers in the world, and creator of well-known slot games such as Cleopatra, Wolf Run, and Megabucks, as well as from DoubleU Games, our controlling shareholder and a leading developer and publisher of social casino games based in Korea. Since 2008, we have had access to over 2,000 slot titles through our partnerships with IGT and DUG and we have internally developed a catalogue of over 100 original slot titles. We continue to provide our players with a superior gaming experience by leveraging our three content pillars: DDI, IGT, and DUG.
iGaming
In October 2023, we acquired SuprNation, a European iGaming operator, which became a direct, wholly-owned subsidiary of DDI-US. As a result of the acquisition, we now operate three licensed iGaming platforms in select European regions where SuprNation is licensed. SuprNation offers a diverse portfolio of proprietary games developed through its in-house studio and licensed games.
SuprNation contributed a total revenue of $33.0 million for the year ended December 31, 2024, representing almost 10% of our total revenue for 2024. See Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.
Going forward, we seek to grow revenue from SuprNation, primarily by expanding player engagement in those countries where SuprNation currently operates. This includes leveraging localized marketing strategies, optimizing user experience, and expanding our portfolio of games to attract and retain a broader player base.
The roots of our business
Our Company was originally established as The8Games Co., Ltd., in Seoul, Korea in 2008, an interactive entertainment studio focused on the development and publishing of casual games and mobile applications. In 2016, DUG acquired a controlling stake in our Company and the remaining stake was acquired by DUG in 2017, making us a wholly-owned subsidiary. Later in 2017, DUG also acquired DDI-US from IGT through our Company, believing that our strengths are highly complementary to DDI-US for creating more powerful social casino gaming content. Following the acquisition, DDI-US began to leverage IGT’s expansive selection of land-based casino content, which we continue to utilize through a licensing agreement, to release proven slot titles designed to enrich the authentic playing experience of our games. Additionally, DUG provides our Company with a strong catalogue of casino content and the operating expertise of an early mover and leader in social casino gaming. We currently operate in the United States through DDI-US, our wholly-owned subsidiary. We changed our name to DoubleDown Interactive Co., Ltd. in December 2021. In October 2023, we acquired SuprNation, which currently operates our iGaming business.

Our proprietary capabilities, coupled with our access to IGT’s content and DUG’s content and capabilities, give rise to three fundamental pillars through which we provide our players with high-quality content and superior gaming experiences.
•Proven creative and technological competencies of DDI: We have a sophisticated approach in developing original slot content and have demonstrated our innovation and creativity across social casino and casual mobile games. Furthermore, our centralized slot research and development function can quickly and efficiently incorporate slot content from IGT and DUG through a process known as “porting,” in which existing slot content from a third-party library is adapted into our games. Our technological competencies extend to live game operations, our use of data and analytics to tailor the gaming experience on a player segment-specific level to improve user acquisition, drive increased gameplay, and boost player spending in the in-game economy.
•Proven authentic land-based content from IGT: We license from IGT over 2,000 slot titles that we can port into our games. We closely monitor their land-based market performance and select top-performing titles to incorporate into our games. Content from IGT features iconic slot titles and authentic casino gameplay mechanics that appeal to a large audience of loyal players, with a particular focus on those who enjoy land-based slot machines. Current and future land-based slot titles from IGT provide a large and growing pipeline of slot content.
•Exclusive original social casino content and proven execution capabilities from DUG: DUG has built a collection of over 400 original slot titles that have been optimized for social casino experiences. We have exclusive access to DUG’s growing slot content that appeals to both dedicated and casual players. In addition, DUG provides expertise in operating social casino mobile games, which enables us to improve execution across numerous aspects of our business including game development, marketing and user acquisition, and live game operations.
•Differentiated gamified user experiences and operational excellence from SuprNation: SuprNation operates iGaming sites designed to deliver high performance, scalability, and seamless integration of advanced features, including real-time player competitions, personalized reward mechanisms, and interactive loyalty programs. By combining robust technical capabilities with creative game design and operational efficiency, SuprNation has built strong brand loyalty amongst players.

Industry overview and market opportunity
Gaming has gained widespread popularity over the last decade and has become one of the largest forms of entertainment globally. Consumer spending on gaming was estimated to be approximately $178 billion in 2024, according to data from Newzoo 2024, of which approximately 55% was generated by mobile device activity. This has been driven by a number of technology and consumer trends:
•Growth of mobile platforms and entertainment increasingly consumed through mobile. According to data from Newzoo Online, mobile gaming revenue will exceed $106 billion by 2027. We believe this trend presents an opportunity for greater engagement with players on mobile devices.
•Role of app stores as distribution and payment gateways. Developers are now able to distribute apps to global audiences and regularly update the apps with new content and features. App stores are now a popular destination for users to find and access content, and also serve as integrated payment systems where users can conveniently make purchases in a trusted and secure setting.
•Success of the free-to-play model has widened appeal of gaming to the masses. Free-to-play games have significantly increased the revenue potential of mobile and web-based games by eliminating upfront barriers and facilitating purchases throughout the player lifecycle. Free-to-play games allow for a wider audience, increasing the number of potential paying players and enhancing the overall game experience by facilitating greater social interaction among players. Through offering a variety of in-game purchase options, players can spend according to their entertainment value derived from the game which allows developers to maximize revenue from their existing player base.
We also believe that the competencies required to succeed in the market have evolved:
•Scale is increasingly important. While developer tools and app store distribution have lowered the technical barriers to entry, long-term success generally favors larger gaming companies. Only a small fraction of games reaches meaningful scale. As games compete for limited playing time, gaming companies with an ability to invest significant amounts of resources to marketing, research and development, and ongoing costs are able to improve the probability of success. There is also a virtuous cycle whereby top-ranked games drive greater organic growth, which promotes higher social engagement and sharing. This translates to a potential larger player base which provides more data from which more effective user acquisition and engagement strategies can be formulated.
•Content is a key differentiator. Gaming companies face significantly higher costs to develop, market, and operate games. As greater resources are invested in these games, players have become more engaged and deeply invested in the games they play, resulting in higher switching costs. We believe both new and existing games have shown a higher inclination towards proven and recognizable content as a key form of differentiation to improve the likelihood of success in the long-term.
•Increasing longevity of games. Games have evolved into services, significantly extending the lifecycles of successful games. It is generally considered more efficient to grow an existing game with an established player base than to develop a new game and acquire players. Facilitated by a shift in monetization strategy towards more in-game purchases, greater ability to update games post-launch via app store platforms, and the incorporation of social aspects into the games, players stay engaged longer, which in turn drives higher and more stable monetization. As the lifecycles of games continue to increase, we believe that strong, data-driven live operations capabilities are crucial to optimize games to drive long-term and sustainable value.
We believe that our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three, and other similar games. The global social casino market was estimated to be $7.2 billion in 2024 according to Eilers & Krejcik. We believe that casual and social casino genres are converging, blending elements into new games. As one of the leading players in social casino gaming today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players. Our management and development teams have experience developing both social casino and casual games.

In addition, the global iGaming industry, supported by increasing digital adoption, favorable regulatory reforms, and evolving consumer preferences, has grown consistently over the last several years. According to European Gaming & Betting Association, Europe remains the most significant regional market for iGaming, representing over 40% of global online gambling revenue. This leadership is underpinned by widespread broadband access, secure digital payment infrastructure, and the structured regulation of online gambling in key jurisdictions such as the United Kingdom and Sweden. These market conditions have created a favorable environment for licensed operators to scale efficiently and build lasting consumer trust. We believe that SuprNation, which is licensed in the leading European markets, is well-positioned to deepen its presence across Europe. By focusing on delivering engaging and localized gaming experiences, we intend to leverage our social casino operations to drive sustainable growth in SuprNation within such highly regulated and strategically important markets.
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
Our strengths
•All-in-one social casino strategy offers scalability, player insights, and operational efficiency. Our all-in-one approach allows our players of our social casino games to access our extensive library of slot content through a single game download. The all-in-one approach provides an enhanced understanding of our players as all of their behaviors take place within the same game. By centralizing our content into fewer games, we can also adopt a more focused and efficient approach to user acquisition. Our all-in-one approach improves our marketing efficiency, promotes awareness of our games, and reduces cannibalization across multiple games.
•Access to deep content libraries and proven track record of developing new content. We have access to hundreds of highly recognizable, branded land-based slot titles through our IP License Agreement with IGT which enables us to deliver an authentic casino floor experience to our players. Our parent company, DUG, also has deep experience in developing social casino games. More than 400 titles are available to us exclusively, further enriching our content library. In addition to IGT and DUG content, our in-house research and development team develops proprietary slot content. Collectively, we have had access to over 2,000 slot titles through our IP License Agreement with IGT and our partnership with DUG and we have internally developed a proprietary catalogue of over 100 original slot titles. We have also had access to a wide variety of iGaming products and contents through our acquisition of SuprNation.
•Comprehensive player lifecycle management. We employ a rigorous, data-driven approach to player lifecycle management from user acquisition to ongoing engagement and monetization. We use internally-developed analytic tools to segment and target players and to optimize user acquisition spend across multiple channels. We believe our comprehensive, data-driven approach to managing players throughout the entirety of their lifecycle drives better monetization than our competitors, resulting in ARPDAU of $1.30 for 2024 for our social casino games.
•Robust technology platform. We operate on a centralized, cloud-based technology platform which enables us to consistently launch high-quality slot content and operate our games on a global level. In addition, we have proprietary porting capabilities that allow us to implement content from DUG and IGT quickly and efficiently.

Lastly, our high-capacity servers minimize loading time and service outage risks, contributing to a streamlined and consistent gaming experience for our players.
•Deep talent pool and shareholder support. We have a global development team with extensive experience across multiple geographies and functions. Our management team and employee base have a proven track record of creating and scaling social casino and casual games. We also benefit from our controlling shareholder DUG, a leader in the social casino gaming industry, with whom we regularly engage to share best practices.
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
Expand
We intend to build, launch and scale additional games in adjacent gaming segments using our skilled and experienced creative and technical experts many of whom have worked on successful mobile games outside social casino. This includes expansion into new gaming categories such as action role-playing games, or RPG, casual casino, and hyper-casual to capture an increased share of the fast-growing mobile games market. We believe we can further leverage our existing content to grow in regions that share familiarity with our current content and gameplay features, such as Asia-Pacific and Western Europe. In addition, our iGaming division is present in more than three regulated markets in Europe, and we continuously seek to enter additional regulated markets, which offer an opportunity to expand our iGaming customer base.
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
DoubleDown Casino, our flagship game, targets social casino gamers who value authentic Vegas-style gameplay. The game replicates the land-based casino environment and utilizes our internally-developed slot titles, as well as those from IGT and DUG. A pioneer in the social casino gaming industry, DoubleDown Casino was first introduced in April 2010 on Facebook and achieved 10 million cumulative downloads in just 23 months. In February 2012, the DoubleDown Casino mobile app was launched on Apple App Store, Google Play Store, and Amazon Appstore. In 2018, we fully renewed the game by incorporating additional content, including from DUG, along with additional engaging in-app features such as High Limit Room, Jackpot Happy Hour, vouchers and coupon systems, and more granular membership segmentation. DoubleDown Casino features 350 free-to-play slots as of December 31, 2024. Almost a decade after its initial launch, DoubleDown Casino remains one of the most recognized social casino games, and ranked the fifth among the top game titles by gross revenue during 2024, according to Eilers & Krejcik.

DoubleDown Fort Knox (launched in April 2018)

Start screen	Lobby	Slot game start screen	Time-based bonuses
DoubleDown Fort Knox is offered as a mobile app on Apple App Store and Google Play Store. DoubleDown Fort Knox utilizes an advanced technology platform allowing for an immersive experience which appeals to a younger player demographic. Additionally, DoubleDown Fort Knox offers a suite of compelling meta-features, including daily bingo challenges and progress boosters. DoubleDown Fort Knox features 99 slots and had recorded over 21.7 million cumulative installations as of December 31, 2024.
DoubleDown Classic (launched in July 2017)

Start screen	Lobby

Slot game start screen	Daily Bonus

DoubleDown Classic focuses on players with a strong appetite for classic wheel-based slot games, who prefer an old-fashioned, mechanical, reel-based gaming experience. In this game, players can find some of the most traditional and popular 3-reel and 5-reel slots seen in land-based casinos, which are designed to maximize authenticity of the gaming experience. DoubleDown Classic is offered through Apple App Store and Google Play Store, with over 3.9 million cumulative installations as of December 31, 2024.
Duelz (launched in November 2018)
Duelz is SuprNation’s flagship and most innovative online casino brand. Designed as a fantasy-themed gaming world, Duelz’s platform transforms traditional slot gameplay into an interactive adventure, where players select avatars—such as wizards or elves—and enter dueling arenas instead of standard casino lobbies. Duelz incorporates real-time player-versus-player battles, allowing users to cast spells and compete for rewards as they spin the reels. This unique combination of role-playing elements and competitive mechanics creates a highly engaging and social gaming experience.
Technology infrastructure
We operate our social casino games and iGaming businesses on robust technology infrastructure. For our social casino games, we utilize an Amazon Web Service-based data infrastructure that enables stable and agile data management, while our iGaming services leverage Gaming Innovation Group’s (“GIG”) cloud-based platform for enhanced scalability and integration. We designed our platform with multiple layers of redundancy to guard against data loss and to deliver high availability. Our data centers are currently located in Virginia, California, and Malta. Our high-capacity servers support our data and analytics capabilities.
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
Our platform partners
Our social casino games are primarily distributed, marketed, and promoted through third party platform providers, primarily Apple App Store, Facebook, Google Play Store, and Amazon Appstore. Most of the virtual chips we sell are purchased using the payments processing systems of these platform providers. These platforms generally charge us approximately 30% of the gross receipts they collect from our players of social casino games. Our main platform partner for iGaming is GIG, which provides a cloud-based platform to support games. GIG generally charges approximately 10% of our revenue generated through its platform.
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
Technology and content development
We have a dedicated technology and content development team that works to expand our player reach, and impact with new, innovative games. Since the acquisition of DDI-US from IGT in 2017, we have endeavored to strengthen our in-

house development capabilities to enable us to be less reliant on third-party licensing arrangements, primarily with IGT and DUG, by developing proprietary intellectual property. We consider it important to create new and innovative games on a continuing basis in order to attract and retain players and, ultimately, to increase our market share.
Our development operations are based in our Seoul headquarters facility, which includes a Korea game development center. The Korea center has approximately 76 employees who focus on the design, development, testing and delivery of our social casino games as well as the integration of our gaming platform with other internet applications and platforms. Our expenditures on technology and content development were approximately $13.9 million in 2024 and approximately $21.2 million in 2023.
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
Competition
We face significant competition in all aspects of our business. Our primary social casino game competitors include Playtika (acquired by a group of investors led by Shanghai Giant Network Technology Co.), Product Madness/Big Fish Games (subsidiaries of Aristocrat), Take-Two Interactive, and SciPlay (subsidiaries of Light and Wonder). Our primary iGaming competitors include Flutter, Entain, and Betsson. Our principal competitors in the broader casual game market include Electronic Arts, Activision Blizzard, Electronic Arts, Take Two Interactive, Kabam, Rovio, and Tencent Holdings. On the broadest scale, we compete for the leisure time, attention, and discretionary spending of our players versus other forms of online entertainment, including social media, reading, and other video games on the basis of a number of factors, including:
•quality of player experience,
•breadth and depth of gameplay,
•innovative game mechanics,
•ability to create or license compelling content,
•ability to invest in leading technology,
•game awareness and reputation, and
•access to distribution channels.

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
Intellectual property
We rely on a combination of patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. As of December 31, 2024, we have five registered patents in the United States, one registered patent in Canada, 17 registered trademarks in the United States, 12 trademarks pending in the United States, and 40 registered trademarks in jurisdictions outside of the United States. As of December 31, 2024, our wholly-owned subsidiary, SuprNation, directly and indirectly holds one registered trademark in the United States, 10 registered trademarks and two pending trademark applications in the EU, and 36 registered trademarks and one pending trademark application outside of the United States and the EU.
We also license a significant amount of the intellectual property that we use in our business from IGT pursuant to the IP License Agreement. We entered into the IP License Agreement with IGT on June 1, 2017, and it was subsequently amended on October 4, 2018 and May 30, 2020. Pursuant to the IP License Agreement, as amended, IGT has granted us an exclusive, perpetual and irrevocable license to license and distribute certain IGT social casino game titles in the social online game field of use launched before June 1, 2020. For each slot game first launched in the social online game field by DDI-US starting on June 1, 2020, the license from IGT is non-exclusive, perpetual and irrevocable. The IP License Agreement has an initial term of ten years, and may be renewed, if certain conditions are met, for two additional five-year periods. The IP License Agreement may be terminated by either us or IGT for cause. Pursuant to the IP License Agreement, as of December 31, 2024, we license from IGT approximately 320 slot gaming intellectual property rights that are actively offered to end users through our game titles.
In March 2025, DDI-US received the IGT Letter purporting to terminate our licenses to develop and distribute IGT social casino game titles and demanding that we cease distribution of associated game titles throughout the United States without IGT’s consent. The IGT Letter cited, among other things, a January 2025 public memo issued by the WSGC,in which it asserted that certain games of chance where players “wager”virtual currency likely constitute illegal gambling under Washington State law. The WSCG encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. We believe that IGT has no basis to terminate our licenses and that our distribution of the licensed games is not prohibited under Washington State law. We intend to vigorously defend our rights under the IP License Agreement and continue distributing IGT social casino game titles in Washington and nationwide as allowed under the IP License Agreement. See “Item 3D. Risk Factors—Risks Related to our Business and Industry—We rely on the ability to use the intellectual property rights of third parties, and we may lose the benefit of some of the intellectual property licensed to us if the license agreements are terminated”, “Item 3D. Risk Factors—Risks Related to our Business and Industry—Legal proceedings and government investigations may materially adversely affect our business and our results of operations, cash flows, and financial condition”, and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019, and November 27, 2019. In March 2023, we, through DDI-US, entered into a new Game License Agreement with DoubleU Games with effect from January 1, 2023, which supersedes the prior DoubleU Games License Agreement. In November 20, 2024, we, through SuprPlay Limited, entered into another Game License Agreement with DoubleU Games with effect from August 20, 2024. Pursuant to the new Game License Agreements, DoubleU Games grants us, through DDI-US and SuprPlay Limited, non-exclusive and worldwide licenses to service and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these licenses, subject to certain customary terms and conditions. As of December 31, 2024, we license from DUG approximately 50 game titles that are actively offered to end users. Such license is subject to our payment of license fees.
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
In August 2024, DDI-US was served with a CID letter from the WSAG pursuant to the Washington State’s Consumer Protection Act, seeking information and documentation from DDI-US relating to, among other things,social casino apps that DoubleU Games and its affiliates have developed, published, owned, operated and/or updated. Additionally, in January 2025, the WSGC issued a public memo in which it asserted that games of chance involving “wagers” of virtual currency likely constitute illegal gambling under Washington State law. The WSCG also encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations.Recent regulatory developments, such as the CID by the WSAG and the WSGC’s January 2025 public memo, indicate growing regulatory scrutiny in the area of online social gaming. See “Item 3D. Risk Factors—Risks Related to our Business and Industry—We rely on the ability to use the intellectual property rights of third parties, and we may lose the benefit of some of the intellectual property licensed to us if the license agreements are terminated”, “Item 3D. Risk Factors—Risks Related to our Business and Industry—Legal proceedings and government investigations may materially adversely affect our business and our results of operations, cash flows, and financial condition” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”
Data privacy and security
We are a Korean company with subsidiaries in the United States and EU and users worldwide. We collect, process, store, use, and share data, some of which contains personal information. Consequently, our business is subject not only to the Personal Information Protection Act of Korea as amended in 2023 (the “PIPA”) and its implementing regulations, but also a number of U.S. and international laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission, sharing, and protection of personal information and other consumer data. The applicability of data privacy protection laws and regulations, and their scope and interpretation are rapidly changing and likely will continue to do so for the foreseeable future. Such laws, regulations, regulatory codes, and guidelines may be inconsistent across jurisdictions or conflict with other rules.
For example, the European Union (“EU”), has adopted strict data privacy and security regulations. The European Union’s General Data Protection Regulation (the “EU GDPR”) imposes strict requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. The EU GDPR created compliance obligations applicable to even non-EU businesses that offer their services to individuals located in the European Union, including our business and some of our players. This could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws. The GDPR increases financial penalties (including possible fines of up to 4% of global annual revenue for the preceding financial year or €20 million (whichever is higher) for the most serious violations). The United Kingdom operates a separate but similar regime to the European Union that allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. Further, we are required to comply with the GDPR and also the United Kingdom GDPR (“UK GDPR”), which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in United Kingdom national law. There are currently a number of other proposals related to data privacy and security pending before several legislative and regulatory bodies in Europe. For example, the European Union is contemplating the adoption of the Regulation on Privacy and Electronic Communications (“ePrivacy Regulation”), which is currently making its way through the European Union legislative process. European Union countries may also have their own data protection laws in addition to the GDPR.

Moreover, the scope of data privacy regulations worldwide continues to evolve. New, increasingly restrictive regulations are coming into force all around the world, such as in Australia (awaiting Royal ascent), China, Malaysia, Saudi Arabia, and Brazil. Within the United States, California was the first state to enact comprehensive data privacy legislation via the California Consumer Privacy Act (the “CCPA”) and the California Privacy Rights Act (the “CPRA”), which amends the CCPA to provide even more expansive rights to California residents.
In short, the CCPA:
•provides California consumers with new rights—specifically the right to notice, access, deletion, and to opt-out of sales of their personal information,
•will affect several marketing activities due to the CCPA’s broad definitions of personal information and sale, and
•provides for private actions and permits for class action which could result in businesses being subject to substantial statutory fines in cases involving thousands of impacted consumers where the business is found to have failed to implement and maintain reasonable and appropriate security procedures.
The effects of the CCPA and CPRA were significant and required, and could continue to require, us to modify our data, security, and marketing practices and policies, and to incur substantial costs and expenses in an effort to comply with these and other applicable data protection/privacy laws The enactment of the CCPA marked the beginning of a broader shift toward more stringent state-level privacy laws in the United States. Several states, including Colorado, Delaware, Iowa, Florida, Montana, Nebraska, New Hampshire, New Jersey, Oregon, Texas, Utah, and Virginia, have already implemented privacy laws similar to the CCPA. Additionally, states such as Indiana, Kentucky, Maryland, Minnesota, Rhode Island, and Tennessee have passed comparable legislation that will take effect in the coming months and years. These evolving state laws may subject us to increased compliance obligations, additional operational costs, and greater legal exposure—including the risk of regulatory fines, individual claims, and potential commercial liabilities. The U.S. government, including the Federal Trade Commission and the Department of Commerce, also continue to review the need for greater regulation over the collection of personal information and information about consumer behavior, and the U.S. Congress is considering a number of legislative proposals to regulate this area. Currently, there are various legislation related to data privacy and security pending before several legislative and regulatory bodies in the United States and worldwide that if passed could impact our operations.
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
Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for, our games.

Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our players’ data at risk, or result in governmental investigations or enforcement actions, fines, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, and may cause government agencies to enact additional regulatory requirements or to modify their enforcement or investigation activities, which may increase our costs and risks.
Globally, there is growing attention on protecting children in online environments, with regulators such as the U.K.’s Information Commissioner’s Office (“ICO”) and the U.S. Federal Trade Commission (the “FTC”) emphasizing this as a key enforcement priority. Jurisdictions around the world are adopting comprehensive regulatory frameworks aimed at safeguarding minors online. These frameworks increasingly focus on requirements for age verification, content moderation, restrictions on the use of manipulative design practices (“dark patterns”), and enhanced transparency in how children's data is collected and used. In the U.S., the FTC has proposed updates to the Children’s Online Privacy Protection Act (“COPPA”), while individual states have introduced their own privacy laws and codes—many of which impose stricter consent requirements and place limits on behavioral tracking and targeted advertising directed at minors. At the federal level, proposed legislation such as COPPA 2.0 and the Kids Online Safety Act (“KOSA”) seek to strengthen protections for minors’ data and online experiences. Beyond legislation, industry standards and best practices in this space continue to evolve, further shaping expectations and compliance obligations. This rapidly developing regulatory landscape introduces additional complexity, inconsistent requirements across jurisdictions, and heightened legal risk. It may also require increased investment in compliance resources and could impact data-driven strategies and limit access to previously relied-upon user data.
As we offer our games worldwide, foreign jurisdictions may claim we are required to comply with local laws, including in jurisdictions where we have no local presence, offices, or other equipment. We are subject to a variety of other laws in the United States and other non-U.S. jurisdictions, regarding data privacy, cybersecurity, consumer protection, intellectual property, virtual items and currency, export, and national security, all of which are continuously evolving and developing. In addition to the laws described above, we are potentially subject to online safety regulations such as the EU Digital Services Act, the UK Online Safety Act, and the Australia online Safety Act, competition laws such as the EU Digital Markets Act, consumer protection laws such as the EU’s New Deal for Consumers, whistleblowing laws, such as the EU Whistleblower Directive, and artificial intelligence regulations such as the EU Artificial Intelligence Act. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to additional data privacy, cybersecurity, and consumer protection laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.
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
iGaming
After having acquired SuprNation in 2023, we have added real-money casino games to our operations. These areas come with additional challenges. SuprNation currently operates iGaming sites in United Kingdom, Sweden, and Malta. Gambling laws and regulations within the EU remain under the authority of individual member states, with increasing emphases on compliance, player protection, anti-money laundering, and responsible gaming. For example, certain jurisdictions in the EU may adopt more restrictive licensing frameworks or intensify enforcement against unlicensed operators, requiring us to adapt our market access strategies and operational practices. In addition, efforts toward regulatory alignment, such as cross-border self-exclusion systems or unified advertising standards, could introduce further compliance obligations across multiple markets. These changes may result in increased operational costs or limitations on our ability to offer services in specific jurisdictions, potentially impacting our business, financial condition, or operating results.
Our employees
As of December 31, 2024, we had approximately 190 full-time employees worldwide, of whom approximately 76 are based in our Seoul facility, 53 are based in our Seattle facility and 61 are based in our Malta facility. We have 85 employees dedicated to technology and content development, 40 in marketing, and 65 in general administration. We do not have any part-time employees nor do we have any unions or collective bargaining agreements with any of our employees.
C.Organizational Structure
Our principal operating subsidiaries as of December 31, 2024 are as follows:

Legal Entity Name	Jurisdiction	Percentage of Beneficial Ownership Interest Held Held

DoubleDown Interactive LLC	Washington	100%
SuprNation AB	Sweden	100%
Double8 Games Co., Ltd.	Republic of Korea	100%
SuprClick Limited	Malta	100%
SuprHoldings Limited	Malta	100%
Red Sea Media Limited (1)	Malta	50%
SuprPay Limited	Malta	100%
SuprPlay Limited	Malta	100%
SuprMedia Limited	Gibraltar	100%
SuprIsle Limited	Isle of Man	100%
SuprIsle Services Limited	Isle of Man	100%
(1) We hold 50% of the voting power in Red Sea Media Limited and have decision-making authority over its management through the substantive control of its board of directors.
D.Property, Plants and Equipment
We currently lease three facilities located in Seoul, Korea, Seattle, Washington, and Swieqi, Malta, each of which comprises approximately 15,834 square feet, 13,219 square feet, and 4,770 square feet, respectively. The Seoul facility is our principal office, serving as our management headquarters and providing research and development activities. The Seattle facility serves as our center of human resources and administrative activities for the U.S. operations. The Swieqi facility serves as our operation center for SuprNation. We lease our principal office from DoubleU Games, and each of DDI-US and SuprNation leases their respective office from an independent third party. Our Seoul lease was renewed in

2023 and expires on September 30, 2028. The terms of the Seoul lease provide for annual rent increases of $20,000, or an increase of approximately 2.9% per year. Our Seattle lease was originally entered into in July 2012, which was extended by amendment in October 2024, and will expire in June 2030. The terms of the Seattle lease provide for annual rent increases of $12,000, or an increase of approximately 3.0% per year. Our Swieqi lease was assumed as part of the SuprNation acquisition in October 2023, and expires on October 31, 2026.
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
Overview
We are a leading developer, publisher, and operator of digital games on mobile and web-based platforms. We operate two lines of businesses: (i) social casino games; and (ii) online casino services which offer games typically available in land-based casinos such as blackjack, roulette, and slot machines (“iGaming”).
We are the creators of multi-format interactive entertainment experiences for casual players. All of our social casino games are downloadable and playable for free on mobile platforms, and DoubleDown Casino is also available on web platforms. We designed our social casino games to provide free virtual chips to players at various time intervals based on our players’ playing behaviors and patterns. We generate substantially all of our social casino revenue from the sale of additional virtual chips, which players can choose to purchase at any time to enhance their playing experience. Our virtual chips cannot be withdrawn from the game, transferred from one game to another or from one player to another, or be redeemed for monetary value. We also generate a small portion of our revenue from our recently-launched subscription model, which allows subscribers to further enhance their gaming experience by gaining early access to new content and earning free virtual chips at a faster rate.
In October 2023, we acquired SuprNation, a European iGaming operator, which is now a direct, wholly-owned subsidiary of DDI-US. As a result, we now operate three real-money iGaming sites in certain European countries where SuprNation is licensed. SuprNation contributed a total revenue of $33.1 million for the year ended December 31, 2024. See Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.
Going forward, we seek to grow this revenue, primarily by expanding player engagement in those countries where SuprNation currently operates. This includes leveraging localized marketing strategies, optimizing user experience, and expanding our portfolio of games to attract and retain a broader player base.
Our revenue increased to $341.3 million in 2024 from $308.9 million in 2023. We recorded profit for the year of $124.4 million in 2024, compared to profit for the year of $101.1 million in 2023. Our Adjusted EBITDA increased to

$141.9 million in 2024 from $122.1 million in 2023. See “Item 5. Operating and financial review and prospect—Other key performance indicators and non-IFRS metrics and trends” below for a description of Adjusted EBITDA and for a reconciliation to profit, the most directly comparable financial measure calculated in accordance with IFRS.
Our cohort dynamics for social casino games
The success of our social casino business model depends on our ability to acquire, retain and monetize players over time. We have a history of driving sustained monetization, or player spend, within our games. We measure this by tracking annual cohorts of players. We define an annual cohort as all of the game installs in a given year. We then track the total revenue amount of all players in each cohort over time. If a player installs a different game in two different years or the same game on two different devices, they may, in certain circumstances, be included in two different cohorts.
We believe that cohort behavior provides insight into the overall revenue retention dynamics of our business, reflecting our ability to convert players into paying players and drive monetization of our games over time. In 2024, 94.6% of our revenue was generated by installations between 2010 and 2023, demonstrating our ability to consistently retain and monetize players. The chart below represents our quarterly gross player purchases by yearly installations since 2018.

94.6%
of 2024 revenue generated by 2010 – 2023 cohorts

Other key performance indicators and non-IFRS metrics
In addition to the measures presented in our consolidated financial statements, we use the following key performance indicators for our social casino games and non-IFRS financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Three months ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Average MAU (000s) (1)	1,271	1,312	1,389	1,478	1,488	1,675	1,804	2,032
Average DAU (000s) (1)	619	632	664	699	703	749	793	841
Payer Conversion Rate (%) (1)	6.9%	6.8%	6.7%	6.4%	6.4%	5.9%	6.0%	5.8%
ARPDAU ($) (1)	$1.30	$1.30	$1.33	$1.26	$1.24	$1.06	$1.05	$1.03
Adjusted EBITDA ($ in millions) (2)	$32.74	$37.51	$36.50	$35.12	$36.17	$29.73	$30.21	$25.45
Adjusted EBITDA Margin (%)	37.1%	42.5%	44.0%	42.9%	43.5%	40.7%	40.2%	32.8%
(1)KPI represents social casino games only.
(2)For a reconciliation of profit to Adjusted EBITDA, see “—Reconciliation of non-IFRS measures” below.

Average monthly active users (MAU)
We define Monthly Active Users, or MAU, as the average number of players who played one of our social casino games in a particular month during the period presented. An individual who plays two different social casino games or from two different devices may in certain circumstances, be counted twice. However, we use third-party data and registration for our loyalty program to limit the occurrence of double counting. Average MAU for a period is the average of MAUs for each month for the period presented.
MAU is one key indicator of the scale of our player base for social casino games and the potential number of paying players for social casino games. Our MAU has fluctuated as we have reduced investment in our web platform and moderated our sales and marketing spend as we made investments to modernize our technology platform. We expect MAU to continue to fluctuate in the future, with the potential to increase in the near-term, as we adjust our sales and marketing spend, create new content in new and existing market segments, and invest in new games. We also expect external factors to further cause MAU to fluctuate, including market growth, shift to mobile comprising a larger portion of our active player base, and competition.
Average daily active users (DAU)
We define Daily Active Users, or DAU, as the average number of players who played one or more of our social casino games on each day during the period presented. As with MAU, an individual who plays two different social casino games or from two different devices may, in certain circumstances, be counted twice. Average DAU for a period is the average of the monthly average DAUs for the period presented. Our use of third-party data and registration for our loyalty program enables us to limit the occurrence of double counting. DAU is one key indicator of our ability to drive engagement of our player base for social casino games. Our DAU has fluctuated over time in line with MAU trends.
Payer conversion rate
We define payer conversion rate for social casino games as the percentage of MAU that made at least one purchase in a month during the same period. Payer conversion rate is a key indicator of our ability to monetize our active player base for social casino games. Our payer conversion rate has remained relatively stable over time due to the ongoing engagement of our active players and the consistent introduction of new content and features into our games. Increases in payer conversion in recent periods have been primarily driven by increases in our mobile penetration.
Average revenue per daily active user (ARPDAU)
We define ARPDAU for social casino games as quarterly revenue divided by quarterly average DAU. ARPDAU is a key indicator of our ability to monetize our paying players for social casino games. Our ARPDAU has increased over time as we have increased our player engagement, payer conversion, and monetization of paying players. Increases in our monetization of paying players for social casino games has been driven by several factors, including enhanced meta-features in our games, higher registration rates for our player loyalty program, greater variety of content across our games that appeals to a wider range of players, and significant investments in our technology platform that enables the release of new content more quickly and improves our live game operations capabilities.
Adjusted EBITDA
We define Adjusted EBITDA as profit for the year adjusted for income tax expense, depreciation and amortization, finance income, finance cost, other income (expense), and impairments and significant loss contingencies. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period. Management has presented the performance measure Adjusted EBITDA because it monitors performance at a consolidated level and believes that this measure is relevant to an understanding of the Company’s financial performance. In addition, we believe this metric provides useful information in understanding our operating performance and trends in our business. Adjusted EBITDA is not a defined performance measure in IFRS. The Company’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities. For a reconciliation of Adjusted EBITDA to profit, see “— Reconciliation of non-IFRS measures” below.
Key factors affecting our performance
Monetizing our active players
While our social casino games are free-to-play, we generate substantially all of our social casino revenue from players’ purchases of in-game virtual chips. Our financial performance will be dependent on our ability to increase monetization of existing paying players and our effectiveness in converting more active players to paying players. Our players’ willingness to pay for the virtual chips is driven by our ability to deliver engaging content and meta-features combined with our sales and marketing strategies. Our subscription model is designed to further improve our monetization of active players.
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
Strategic relationships
We have access to over 2,000 slot titles from DUG and IGT in addition to our self-developed titles. Our parent company, DUG, has expertise in developing social casino games, which are available to us on an exclusive basis. We have a long-term IP License Agreement with IGT, which includes access to IGT’s library of highly recognizable authentic land-

based content. Slot titles that we license from DUG and IGT generally require ongoing royalty payments. Our strategic relationships with DUG and IGT also allow for valuable knowledge sharing across numerous aspects of our operations. Our financial results may be affected by our relationship with DUG and IGT and our ability to create self-developed titles.
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
Relationships with third-party distribution platforms
We derive nearly all of our social casino game revenue from the sale of our virtual chips through third-party distribution platforms such as Apple App Store, Facebook, Google Play Store, and Amazon Appstore. These platforms have policies that may impact our reachability to our potential audience. Apple, Facebook, Google, and Amazon have discretion to amend their terms of service which might affect our current operations and in turn impact our financial performance. As we expand to new markets, we anticipate similar relationships with additional distribution partners that could similarly impact our performance.
Summarized consolidated results
Revenue
We generate substantially all of our social casino game revenue from the sale of in-game virtual chips, which players of our games can use to enhance their game-playing experience. We also generate a small portion of our social casino game revenue from our subscription model, which offers early access to new slot contents and daily bonus virtual chips to certain of our DoubleDown Fort Knox users for a monthly subscription fee. Purchases of virtual chips by individual players are made on mobile and web-based platforms, such as the Apple, Facebook, Google, and Amazon platforms. These platforms typically charge us a fixed percentage fee for their payment processing and other services, and remit payments to us net of their fees. We recognize revenue on a gross basis for amounts we charge to players and record a corresponding cost of revenue for the amount paid to our platform partners. In addition, we generate our iGaming revenue from funds that customers spend to play our online real-money casino games. Revenue is not recognized when a customer deposits funds into their account. Instead, deposits are recorded as a liability until the customer places a bet. At that point, revenue is recognized based on the amount wagered, which is defined as the total amount staked by customers, net of expected winnings, and any promotional bonuses.
Operating expenses
Operating expenses consist primarily of cost of revenue, sales and marketing expenses, research and development expenses, general and administrative expenses, and depreciation and amortization, each as more fully described below.

Cost of revenue
Cost of revenue includes payment processing fees, royalties, customer service, and hosting fees. Platform providers (such as Apple, Facebook, Google, and Amazon) charge a transactional payment processing fee to accept payments from our players for in-app consumable virtual goods purchased. Royalty fees are incurred and paid in accordance with the license agreements of the applicable intellectual property. Customer service consists of salaries, bonuses, benefits, and general and administrative expenses incurred to operate this service to our players. Depreciation and amortization expenses are excluded from cost of revenue and are separately presented on the consolidated statements of operations. For our iGaming sector, cost of revenue mainly consists of processing fees paid to third-party platform and other services providers and royalty fees.
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
Finance income and finance cost
Our finance income consists of interest revenues earned on our cash and cash equivalents, gains on foreign currency transactions, and unrealized gain on foreign currency.
Our finance cost consists primarily of interest expense, driven primarily by the 4.6% Senior Notes due to DUG with an aggregate principal amount of KRW100 billion (US$79.4 million) at inception. The 4.6% Senior Notes accrue 4.60%

interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity date on May 27, 2026. Voluntary principal and interest payments were made in June and September 2020 and May 2024. Principal of KRW20 billion (US$15.9 million) and interest of KRW1.2 billion (US$1.0 million) was paid in June 2020, principal of KRW30 billion (US$23.8 million) and interest of KRW3.1 billion (US$2.5 million) was paid in September 2020, and interest of KRW13billion (US$9.9 million) was paid in May 2024. As of December 31, 2024, the aggregate outstanding principal amount of such loans was KRW50 billion (US$34.0 million).
Income tax expense (benefit)
Income tax expense (benefit) consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily the United States, as well as deferred income taxes and changes in the related assessment of the recoverability of deferred tax assets reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under current U.S. tax law, the federal statutory tax rate applicable to corporations is 21%. Our operations in Korea and Malta are subject to the statutory tax rates applicable in each respective jurisdiction. We also report and pay income taxes in accordance with local tax laws in those countries. Our annual effective tax rate fluctuates based on our financial results, as well as the product mix and geographic breakdown of operations and sales. Additionally, future effective tax rates are subject to the tax regimes in which we operate remaining consistent with their current arrangements.

Segment Information
We have two operating segments, (i) social casino games; and (ii) iGaming. The table below measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

	Year ended December 31,
	2024	2023
Revenue:
Social casino games	$308,279	$304,602
iGaming	33,051	4,262
Total Revenue	$341,330	$308,864
Advertising expenses:
Social casino games	$29,898	$43,300
iGaming	9,678	1,863
Total advertising expenses	$39,576	$45,163
Depreciation and amortization (including right-of-use assets):
Social casino games	$1,885	$2,915
iGaming	3,301	551
Total depreciation and amortization (including right-of-use assets)	$5,186	$3,466
Interest income:
Social casino games	$15,657	$13,677
iGaming	—	—
Total interest income	$15,657	$13,677
Interest expense:
Social casino games	$2,022	$2,038
iGaming	27	—
Total interest expense	$2,049	$2,038
Profit before income tax
Social casino games	$165,838	$133,116
iGaming	(2,958)	(1,769)
Total profit before income tax	$162,880	$131,347
A.Operating Results
Summarized consolidated results of operations

	Year ended December 31,		Change
($ in millions)	2024	2023	2024 vs 2023
Revenue	$341.3	$308.9	$32.5
Total operating expenses	$(204.3)	$(190.3)	$(14.1)
Profit for the year	$124.4	$101.1	$23.3
Adjusted EBITDA(1)	$141.9	$122.1	$19.8
Profit Margin	36.4%	32.7%	3.7	pp
Adjusted EBITDA margin(1)	41.6%	39.5%	2.0	pp
(1)For reconciliation of profit to Adjusted EBITDA, see “—Reconciliation of non-IFRS measures” below.
pp=percentage points.

Reconciliation of non-IFRS measures	Year ended December 31,
(in millions, except percentages)	2024	2023
Profit for the year	$124.4	$101.1
Income tax expense	38.5	30.3
Profit before tax	162.9	131.3
Adjustments for:
Depreciation and amortization	5.2	3.5
Finance income	(29.2)	(20.6)
Finance cost	3.3	7.9
Other (income) expense, net	(0.3)	0.0
Adjusted EBITDA	$141.9	$122.1
Adjusted EBITDA Margin	41.6%	39.5%
Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue and key performance indicators
	Year ended December 31,		Change
($ in millions)	2024	2023	2024 vs 2023
Revenue
Mobile	$230.3	$232.5	$(2.2)	(0.9)%
Web	$111.0	$76.4	$34.6	45.3%
Total Revenue	$341.3	$308.9	$32.4	10.5%
Revenue information by geography(1)

	Year ended December 31,		Change
($ in millions)	2024	2023	2024 vs 2023
Revenue
US	$269.5	$267.7	$1.8	0.7%
Canada	$19.6	$20.0	$(0.4)	2.2%
United Kingdom	$27.1	$5.2	$21.9	422.0%
International-other(1)	$25.1	$16.0	$9.1	57.6%
Total Revenue	$341.3	$308.9	$32.4	10.5%
(1)Revenue by geography is an estimate based on available information. When location data cannot be validated, the location is assumed to be International-other.
Key performance indicators for our social casino games

	Year ended December 31,		Change
(in millions, except ARPDAU and percentages)	2024	2023	2024 vs 2023
Key performance indicator
Mobile penetration	65.1%	75.3%	(10.2)pp	(13.5)%
Average MAU	1.4	1.7	(0.4)	(22.1)%
Average DAU	0.7	0.8	(0.1)	(15.4)%
ARPDAU	$1.30	$1.09	$0.21	16.9%

pp=percentage points
Our revenue increased by 10.5% to $341.3 million in 2024 from $308.9 million in 2023, primarily due to the inclusion of SuprNation’s full year revenue for the first time in 2024. Revenue contributed by SuprNation was $33.1 million for the year ended December 31, 2024 and $4.3 million for the 61 days we owned and operated the business in 2023. Revenue exclusive of the contributions from SuprNation increased approximately 1.2% from $304.6 million in 2023 to $308.3 million in 2024, primarily due to higher engagement and monetization of the existing player base.
Approximately 67.5% of our revenue was attributable to players on mobile platforms in 2024, which remained relatively stable as compared to 75.3% in 2023.
Average MAU decreased 22.1% for the year ended December 31, 2024 compared to 2023, primarily as a result of a strategic reduction in user acquisition and marketing spending, as we shifted our focus toward retaining higher-value existing users rather than increasing overall traffic.
While MAU and DAU are indicators of the scale of our player base for social casino games and the potential number of paying players for social casino games, we consider these metrics to be more reflective of our decisions on how to allocate marketing spend and less significant to our revenue than the total amount that paying users spend. We review and assess the impact of our marketing spend, in particular, on these metrics and makes adjustments as we consider necessary to grow total revenue.
Other metrics for social casino games

	Year ended December 31,		Change
	2024	2023	2024 vs 2023
Average MPUs (in thousands)(1)	91	105	(14)	(13.1)%
Average monthly revenue per player(2)	$283	$245	$38	15.5%
Payer conversion rate	6.7%	6.0%	0.7pp	11.4%

(1)We define Average MPUs as the average number of players who made a purchase at least once in a month during the applicable time period. However, as with our calculation of average MAU, an individual who plays two different games or from two different devices may, in certain circumstances be counted as multiple MPUs. We use third-party data and registration for our loyalty program to assist us in the limiting occurrences of multiple-counting.
(2)Average monthly revenue per payer is calculated by dividing the average monthly revenue for the period by the Average MPUs in that period.
pp = percentage points.
In addition to the key performance indicators for social casino games noted above, we also monitor the number of players who make a purchase to assess any periodic changes in behavior and associated trends.
For the year ended December 31, 2024, our Average MPU decreased 13.1% and average monthly revenue per payer increased 15.5% when compared to December 31, 2023, with our payer conversion rate increasing 0.7 percentage point for the comparative period. Our average monthly revenue per payer increased, as the payers who continued playing our games, as we believe, on average tended to spend more in game than those who no longer played.

Operating expenses
Cost of revenue

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2024	2023	2024 vs 2023		2024	2023	2024 vs. 2023 Change
Cost of revenue
Platform	$89.0	$87.1	$1.9	2.2%	26.1%	28.2%	(2.1)pp
Data center	2.7	2.7	0.0	1.2%	0.8%	0.9%	(0.1)pp
Royalty	10.8	8.4	2.4	28.7%	3.2%	2.7%	0.5pp
Customer service	1.0	1.0	0.0	(0.2)%	0.3%	0.3%	nm
Total cost of revenue	$103.5	$99.2	$4.3	4.4%	30.3%	32.0%	(1.7)pp
nm=not meaningful.
pp=percentage points.
Cost of revenue increased by 4.4% from $99.2 million in 2023 to $103.5 million in 2024, primarily as a result of the inclusion of the full year cost of SuprNation for the first time in 2024, an increase in platform fees, which generally correlates with the increase in revenues, and an increase in royalties. While royalty expenses increased in dollar amount, the effective royalty rate for our social casino games declined as a greater portion of gameplay shifted toward original, internally developed slot titles. Cost of revenue as a percentage of revenue decreased by 1.7 percentage points from 32.0% in 2023 to 30.3% in 2024, due to improved monetization efficiency and increased utilization of proprietary slot contents.
Sales and marketing

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2024	2023	2024 vs 2023		2024	2023	2024 vs. 2023 Change
Sales and marketing	$46.2	$50.2	$(4.0)	(8.0)%	13.5%	16.1%	(2.6)	pp
pp=percentage points.
Sales and marketing expenses decreased by 8.0% from $50.2 million in 2023 to $46.2 million in 2024, primarily due to lower spending on new user acquisition advertising for social casino games. Total sales and marketing expenses as a percentage of revenue decreased by 2.6 percentage points from 16.1% in 2023 to 13.5% in 2024. This reduction reflects our focus on retaining higher-value existing users rather than maximizing overall traffic volume.
Research and development

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2024	2023	2024 vs 2023		2024	2023	2024 vs. 2023 Change
Research and development	$13.9	$21.2	$(7.3)	(34.4)%	4.1%	6.9%	(2.8)	pp
pp=percentage points.
Research and development expenses decreased by 34.4% from $21.2 million in 2023 to $13.9 million in 2024. Research and development expenses as a percentage of revenue decreased by 2.8 percentage points from 6.9% in 2022 to

4.1% in 2024. The decrease was primarily attributable to a reorganization, under which Olive Studio, a game development team previously within our Company, was transferred to DUG in September 2024. As a result, the costs associated with Olive Studio previously classified under research and development were recorded as general and administrative expenses in 2024. See “Item 7B. Related Party Transactions - Corporate Reorganization”.
General and administrative

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2024	2023	2024 vs 2023		2024	2023	2024 vs. 2023 Change
General and administrative	$41.0	$19.7	$21.3	108.1%	12.0%	6.4%	5.6pp
pp=percentage points.
General and administrative expenses increased from $19.7 million in 2023 to $41.0 million in 2024 primarily due to the transfer of Olive Studio as part of the reorganization. As a result, the costs associated with Olive Studio previously classified under research and development were recorded as general and administrative expenses in 2024. See “Item 7B. Related Party Transactions - Corporate Reorganization”.
Finance income (cost), net

	Year ended December 31,		Change
($ in millions)	2024	2023	2024 vs 2023
Finance income
Interest income	$15.7	$13.7	2.0	14.5%
Gain on foreign currency transactions	5.1	6.8	(1.7)	(24.7)%
Unrealized gain on foreign currency	8.4	0.1	8.2	6,480.3%
Total finance income	$29.2	$20.6	$8.5	41.4%
Finance cost
Interest expense	$2.0	$2.0	0.0	0.5%
Loss on valuation of financial assets	0.8	0.1	0.7	834.1%
Loss on foreign currency transactions	0.4	2.0	(1.6)	(78.9)%
Unrealized loss on foreign currency	0.0	3.7	(3.7)	(98.8)%
Total finance cost	$3.3	$7.9	$(4.6)	(58.3)%
Total finance income (cost), net	$25.9	$12.7	$13.1	102.9%
Finance income (cost), net increased from $12.7 million in 2023 to $25.9 million in 2024. The increase was primarily due to higher unrealized gains on foreign currency remeasurement, which was driven by favorable exchange rate movements, and lower unrealized losses on foreign currency remeasurement compared to the prior year. In addition, interest income increased as a result of higher yields on cash and cash equivalents following interest rate hikes in the United States.

Other income and other expenses

	Year ended December 31,		Change
($ in millions)	2024	2023	2024 vs 2023
Other income
Gain on disposition of property and equipment	$0.2	$0.0	0.2	nm
Miscellaneous gain	0.4	0.2	0.2	79.9%
Total other income	$0.5	$0.2	$0.3	165.3%
Other expense
Loss on disposition of property and equipment	—	—	—	nm
Miscellaneous loss	0.2	0.2	0.0	(12.0%)
Total other expenses	$0.2	$0.2	$0.0	(11.5%)
Total other income/(expense), net	$0.3	$—	$0.3	1,093.9%
nm = not meaningful.
Other income (expenses), net increased by $0.3 million from 2023 to 2024, primarily due to a gain on the disposition of property and equipment.
Income tax expense (benefit)

	Year ended December 31,		Change
($ in millions)	2024	2023	2024 vs 2023
Income tax expense	$38.4	$30.3	$8.1	26.7%
Income tax expense increased from $30.3 million in 2023 to $38.4 million in 2024, primarily due to an increase in taxable income in 2024, which was driven by higher operating income and an increase in finance income. Our effective income tax rates were 23.6% and 23.0% for 2024 and 2023, respectively, which differed from our statutory tax rate of 19.0% primarily due to foreign rate differential, withholding taxes offset by tax credits, the benefit of a FDII deduction and research tax credits offset by withholding taxes, state taxes, and a valuation allowance on certain Korean tax attribute.
For further information regarding our income tax expenses, see Note 18: Income taxes to our audited consolidated financial statements appearing elsewhere in this annual report.
Profit for the year
Profit for the year increased $23.3 million, from $101.1 million in 2023 to $124.4 million in 2024, primarily due to higher revenue, higher unrealized gains on foreign currency remeasurement, and lower sales and marketing expenses, partially offset by an increase in general and administrative expenses. As a result, our profit margin improved by 3.7 percentage points, from 32.7% in 2023 to 36.4% in 2024.
Adjusted EBITDA
Adjusted EBITDA increased by 16.2% from $122.1 million in 2023 to $141.9 million in 2024, primarily due to higher revenue and lower sales and marketing expenses, partially offset by higher general and administrative expenses in 2024. Adjusted EBITDA margin increased from 39.5% in 2023 to 41.6% due to the same factors.
For a reconciliation of profit for the year to Adjusted EBITDA, see “—Reconciliation of non-IFRS measures” above.

B.Liquidity and Capital Resources
We have funded our operations primarily through cash flows from operating activities. We generated $24.1 million and $148.5 million of cash from operating activities for fiscal years 2023 and 2024, respectively. As of December 31, 2024, we had cash and cash equivalents of $334.9 million. We manage our liquidity risk by maintaining adequate cash reserves and credit facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under our current term loan will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for next 12 months. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.
Cash flows
The following table presents a summary of our cash flows for the fiscal years indicated:

	Year ended December 31,
($ in millions)	2024	2023

Net cash inflow from operating activities	$148.5	$24.1
Net cash (outflow) from investing activities	(15.6)	(30.3)
Net cash (outflow) from financing activities	(2.0)	(3.3)
Effect of exchange rate changes on cash and cash equivalents	(2.9)	(1.0)
Net increase (decrease) in cash and cash equivalents	$127.9	$(10.4)
Cash and cash equivalents at beginning of the year	$206.9	$217.4
Cash and cash equivalents at the end of the year	$334.9	$206.9
Operating activities
Net cash flows provided by operating activities increased from $24.1 million in 2023 to $148.5 million in 2024, primarily due to that the final payment of $95.3 million toward the settlement of the Benson case was made in the second quarter of 2023, and higher operating income in 2024.
Investing activities
Net cash flows used in investing activities decreased from $30.3 million in 2023 to $15.6 million in 2024, primarily due to lower net purchases of certain short-term time deposits in 2024 and the fact that the acquisition of SuprNation closed in 2023.
Financing activities
Net cash flows used in financing activities decreased from $3.3 million in 2023 to $2.3 million in 2024, primarily due to a reduction in the payment of lease liabilities resulting from amendments to certain lease agreements.
Short-term and long-term borrowings
DoubleU Games has extended three loans to us on May 25, 2018, August 27, 2018, and November 26, 2018 (collectively, the “4.6% Senior Notes”), which loans were extended on substantially the same terms in May 2024. After the extension, the 4.6% Senior Notes will mature on May 27, 2024, subject to the right of prepayment in whole or in part without a prepayment penalty. Each 4.6% Senior Note has a fixed rate of interest at 4.6% per annum and accrues quarterly, commencing May 2019, and is not payable until maturity. The notes have a default interest rate of an additional 5.0% per annum. The aggregate outstanding principal amount as of December 31, 2024 was KRW50 billion (US$34.0 million).
Material cash requirements from known contractual and other obligations
Our material cash requirements from known contractual and other obligations mainly consist of obligations under our lease agreements. As of December 31, 2024, we expected to incur a total of $5.2 million under our lease agreements, consisting of $1.3 million due within one year, $1.2 million due within two years, and $2.7 million due in three years and thereafter.
These amounts are associated with contracts that are enforceable and legally binding and that specify all significant terms and do not include obligations under agreements that we can cancel without a significant penalty.
Off-balance sheet arrangements
We did not have any off-balance sheet arrangements in 2024.

Capital Expenditures
Our capital expenditures were approximately $ 0.9 million and $ 0.2 million for the years ended December 31, 2024 and 2023, respectively. Our capital expenditures mainly consist of purchases of property, equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.
C.Research and Development, Patents, and Licenses, etc.
For a discussion of our research and development policies for the last three years, see “Item 4B. Business overview.”
D.Trend Information
For a discussion of the most significant recent trends and material uncertainties and other events that are reasonably likely to have a material impact on our Company, see “Item 5A. Operating results” and “Item 5B. Liquidity and capital resources.”
E.Critical Accounting Estimates
Our significant accounting policies are set forth in Note 2: Basis of preparation and material accounting policies to our audited consolidated financial statements in Item 18 of this annual report. We have recently adopted IFRS as issued by IASB for the annual period beginning on January 1, 2024. In accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), our date of transition to IFRS is January 1, 2023. Prior to the adoption of IFRS, we previously prepared our consolidated financial statements, up to and including December 31, 2023, in accordance with U.S. GAAP. The consolidated financial statements for the year ended December 31, 2024 are our first set of financial statements prepared in accordance with IFRS.
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
Revenue recognition
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board (“IASB”) in May 2014 and became effective on January 1, 2018. The standard introduced a single, principles-based model for recognizing revenue from customer contracts and requires enhanced disclosures to provide users of financial statements with a better understanding of the nature, amount, timing, and uncertainty of revenue and related cash flows.
We adopted IFRS 15 on January 1, 2023 using the modified retrospective approach. The adoption did not have a material impact on our consolidated financial statements, other than additional disclosures included herein.
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
We also provide business-to-consumer (“B2C”) services through online casino games (iGaming). Revenue generated from these activities falls outside the scope of IFRS 15 Revenue from Contracts with Customers, as it meets the definition of a derivative under IFRS 9 Financial Instruments. Accordingly, customer deposits are not recognized as revenue upon receipt but are recorded as “customer deposits payable” until a bet is placed.
When a bet is placed, the corresponding player liability is extinguished, and a derivative liability is recognized. Initial revenue is recorded as the difference between the extinguished player liability and the fair value of the derivative liability. The fair value is based on the Return to Player (“RTP”) setting at the time of the bet, representing the expected payout to the player. Revenue is measured at the fair value of the total amount staked, net of expected winnings and promotional bonuses.
Subsequent changes in the fair value of the derivative liability are recognized as gains or losses in the consolidated financial statements and offset within revenue, as they arise from similar transactions. While open positions at the reporting date are required to be measured at fair value, management has assessed their impact and concluded they are not material. As such, no fair value adjustments for open positions have been recognized in the financial statements.
Goodwill and indefinite-lived intangible assets
Goodwill is assigned to a cash-generating unit (“CGU”) that is expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the CGU to the carrying value. An impairment charge is recorded based on the excess of the CGU’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
We generally base our measurement of fair value of our CGUs on an analysis of the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the CGUs based on the present value of the cash flows that we expect the CGU to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; long-term rate of growth and profitability of our business; and working capital effects.
We believe the weighted use of discounted cash flows approach provides the most reliable estimate of the fair value of our CGUs, as it helps mitigate the inherent limitations associated with relying on a single valuation method.
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
If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect our financial statements. See Note 12: Intangible Assets and Goodwill to our audited consolidated financial statements included elsewhere in this annual report.
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
Legal Contingencies
We are currently a defendant in three lawsuits seeking damages, filed in the states of Alabama, Kentucky, and Tennessee. These lawsuits allege that our social casino-themed games constitute unlawful gambling under applicable state laws. We deny such allegations and vigorously defend ourselves against them. At this time, we are unable to reasonably predict the outcome of these legal proceedings, and we cannot reasonably estimate the impact of these lawsuits on our consolidated financial statements. Additionally, in March 2025, DDI-US received the IGT Letter purporting to terminate our licenses to develop and distribute IGT social casino game titles and demanding that we cease distribution of associated game titles throughout the United States without IGT’s consent. The IGT Letter cited, among other things, the January 2025 public memo issued by the WSGC. While the outcome of this matter is currently uncertain, we believe that IGT has no basis to terminate our licenses and that our distribution of the licensed games is not prohibited under Washington State law. See Note 27: Commitments and contingencies to the audited consolidated financial statements for the years ended December 31, 2024 and 2023 included in this annual report.
In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. We could, in connection with any such proceedings or regulatory actions, including as a result of the Benson case, be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition. For discussion of our legal proceedings, see “Item 3D. Risk factors—Legal proceedings and government investigations may materially adversely affect our business and our results of operations, cash flows, and financial condition” and “Item 8. Financial information—Consolidated statements and other financial information—Legal and administrative proceedings.”

Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 4 to our consolidated financial statements included elsewhere in this annual report.
ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth information regarding members of our executive officers and our board of directors as of the date of this annual report. The business address for each of our executive directors and officers, except otherwise indicated, is 605 5th Avenue, Suite 200, Seattle, Washington 98104. The business address for Yanghoon Cho is 64, Yongyeon-ro, Nam-gu, Ulsan, Republic of Korea 44784. The business address for Jaesung Chung is 28, International Finance Center, 10, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07326. The business address for Whanlim Kim is 123, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06133.

Name	Age	Position(s) with our Company
In Keuk Kim	47	Chief Executive Officer; Director
Joseph A. Sigrist	65	Chief Financial Officer; Director
Haenam Kim	46	Chief Marketing Officer; Director
Ki Chul Kim	46	Chief Data Officer; Director
Yanghoon Cho	57	Independent Director
Jaesung Chung	66	Independent Director
Whanlim Kim	42	Independent Director
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
Board Diversity
While we have not adopted a formal diversity policy, we are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our Board. In searches for new director candidates, we consider the level of diversity, including representation of underrepresented individuals and female representation, on the Board. Further, we continuously monitor the level of representation of underrepresented individuals and female representation and recruit qualified underrepresented individuals and/or female candidates as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.
B.Compensation
Compensation of directors and executive officers
Consistent with disclosure requirements under applicable Korean law, we are required to report, on an aggregate basis, the compensation of our directors and executive officers as a group. For the fiscal year ended December 31, 2024, aggregate compensation (which includes salaries, bonuses, pension and retirement benefits paid to our executive officers, and reimbursements paid to our directors in connection with their services on our board) of executive officers and directors was $2,299,826.

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
Performance-based compensation
In 2023, we granted to certain of our executive officers and employees performance-based cash bonuses which we believe, will enable us to attract and retain high-quality executives and employees, provide them with compensation at a level that is consistent with our compensation objectives and encourage their sense of ownership of our common shares to further align their interests with those of our shareholders.
Pursuant to the award agreement, once the right to cash bonus has vested in accordance with the terms of the award agreement, each recipient may receive additional cash bonuses if the average trading price of our ADSs for 20 consecutive trading days is above $15.0 per ADS. The recipient may not exercise such right until three years have elapsed since the date of grant and that the trading price of our ADSs is above certain target price per ADS. The recipient will forfeit such right after eight years have elapsed since the date of grant. The right to receive the cash bonus is also contingent on the recipient’s continuous service with our Company. As of December 31, 2024, the fair value of such performance-based compensation is approximately $3.4 million. See Note 20: Performance Based Compensation to our audited consolidated financial statements included elsewhere in this annual report.
In connection with our acquisition of SuprNation, we also granted performance-based cash incentives to certain key employees of SuprNation, under which such key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, contingent upon the achievement of certain revenue and performance targets and their continued employment between 2023 and 2025. In August 2024, such incentive plan was modified to allow $4.2 million to be contingent solely upon continued employment with our Company until 18 months following the closing of the acquisition. As of December 31, 2024 and 2023, we recognized total expenses of $6.6 million and $0.9 million, respectively, for SuprNation’s performance-based incentive plan.See Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.
Other director compensation
During the year ended December 31, 2024, we did not pay any cash compensation to our independent directors for their services as directors on our board of directors. We reimburse our independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at meetings of our board of directors and its committees.
We do not pay any compensation to our directors who also serve as executive officers of our Company for their services as directors on our board of directors.

Outstanding equity awards at fiscal year-end; Equity-Based Incentive compensation programs
We have not, to date, made any awards of equity to its directors, executive officers or employees in connection with their service to us. We may propose for adoption by our Board an equity-based incentive compensation program for our executive officers and key employees in the future.

Pension, Retirement or Similar Benefits
As of December 31, 2024, the total amount set aside or accrued by our company and/or our subsidiaries to provide pension, retirement or similar benefits for our executive officers are $26,705.
C.Board Practices
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
Family Relationships
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
The Audit Committee’s responsibilities, pursuant to its written charter, include:
•appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;
•overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;
•reviewing and discussing with management and our registered public accounting firm our annual and quarterly financial statements and related disclosures;
•assisting our board of directors in overseeing our internal control over financial reporting and disclosure controls and procedures;
•reviewing the effectiveness of our risk management policies;
•reviewing legal, regulatory and compliance matters that could have a significant impact on our financial statements;
•meeting independently with our internal auditing staff, if any, our registered public accounting firm, and management; and
•reviewing and approving or ratifying related person transactions.
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
D.Employees
For information regarding our employees, see “Item 4B. Business Overview” of this annual report.
E.Share ownership
For information regarding the share ownership of our directors and executive officers, see “Item 7A. Major Shareholders” of this annual report.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.
ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares as of the date of this annual report, by:
•each of our directors and named executive officers;
•all of our directors and named executive officers as a group; and
•each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.
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

Common shares beneficially owned(1)
Name of beneficial owner	Shares	Percent
Directors and executive officers:
In Keuk Kim	*	*
Joseph A. Sigrist	*	*
Haenam Kim	*	*
Ki Chul Kim	*	*
Yanghoon Cho	*	*
Jaesung Chung	*	*
Whanlim Kim	*	*
All directors and executive officers as a group (seven (7) persons)	*	*
Principal shareholders:
DoubleU Games Co., Ltd.(2)	1,661,191	67.1%
STIC Special Situation Diamond Limited(3)	462,382	18.7%
Bryant R. Riley(4)	222,103	9.0%
*Represents less than 1% of the number of common shares outstanding.
(1)Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.
(2)The address for DoubleU Games is 16F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul 06236, Korea.
(3)Based on information provided by STIC Special Situation Diamond Limited and STIC Investments, Inc. STIC Special Situation Diamond Limited may beneficially own 462,382 Common Shares as of March 31, 2025. STIC Special Situation Diamond Limited is a majority owned subsidiary of STIC Investments, Inc. The address for STIC Special Situation Diamond Limited is 11F, MSA Building, 12, Teheran-ro 78-gil, Gangnam-gu, Seoul 06194, Korea.
(4)Based on information provided in a Schedule 13G/A that was filed with the Commission on April 2, 2025 by B. Riley Securities, Inc., BRF Investments, LLC, B. Riley Financial, Inc., and Bryant R. Riley. Bryant R. Riley may beneficially own 4,442,051 ADSs, which represent 222,102.6 common shares, of which (a) 92,585ADSs, which represent 4,629.3 common shares, are held jointly by Bryant R. Riley and his spouse, (b) 33,338 ADSs, which represent 1,666.9 common shares, are held as sole custodian for the benefit of Abigail Riley, (c) 34,638 ADSs, which represent 1,731.9 common shares, are held as sole custodian for the benefit of Charlie Riley, (d) 33,338 ADSs, which represent 1,666.9 common shares, are held as sole custodian for the benefit of Eloise Riley, (e) 60,600 ADSs, which represent 3,030 common shares, are held as sole custodian for the benefit of Susan Riley, and (f) 4,186,412 ADSs, which represent 209,320.6 common shares, are held directly by B. Riley Securities, Inc. and BRF Investments, LLC, each of which is an indirect wholly owned subsidiary of B. Riley Financial, Inc. Bryant R. Riley is the Co-Chief Executive Officer of B. Riley Financial, Inc. The address for Bryant R. Riley is 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025, USA.
As of the date of this annual report, none of our common shares are held by record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company.
For additional information about our principal shareholders, see “Item 7B. Related Party Transactions” below.

B.Related Party Transactions
The following includes summaries of transactions or agreements, during our last fiscal year, to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, affiliates of our directors, executive officers and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Item 6B. Compensation.”
Our relationship with DoubleU Games
Game development and license agreements
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019, and November 27, 2019. In March 2023, we, through DDI-US, entered into a new Game License Agreement with DoubleU Games with effect from January 1, 2023, which supersedes the prior DoubleU Games License Agreement. In November 20, 2024, we, through SuprPlay Limited, entered into another Game License Agreement with DoubleU Games with effect from August 20, 2024. Pursuant to these new Game License Agreements, DoubleU Games grants us, through DDI-US and SuprPlay Limited, non-exclusive and worldwide license to service and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. Such licenses are subject to our payment of royalties and certain customary terms and conditions. We incurred royalties of $2.3 million and $2.6 million for years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we license from DUG approximately 50 game titles under the terms of this agreement.
In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games, pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games. We incurred total service fees of $4.1 million for year ended December 31, 2024.
Corporate Reorganization
On October 4, 2024, we entered into a Mutual Termination Agreement to terminate that certain Game Development Agreement previously entered into by and between us and DDI-US, with effect from August 31, 2024. Concurrently with the termination, we, through DDI-US entered into a new Game Development Agreement with DoubleU Games, with effect from September 1, 2024. Pursuant to the new Game Development Agreement, DoubleU Games would develop certain social casino game software and titles for us, and we pay would DoubleU Games development fees equal to DoubleU Games’ development costs plus a certain percentage of such development costs. The initial term of the new Game Development Agreement is three years, subject to early termination or renewal. We incurred total development fees of $1.3 million for year ended December 31, 2024.
The termination of the prior Game Development Agreement between us and DDI-US and the entry into the new Game Development Agreement between DDI-US and DoubleU Games were part of a group reorganization, under which Olive Studio, a game development team previously within our Company, was transferred to DoubleU Games in September 2024. The transactions were reviewed and approved by our Audit Committee and our Board.
The foregoing descriptions of the Mutual Termination Agreement and new Game Development Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 4.1 and 4.2 to this annual report and incorporated by reference herein.

Other agreements with DoubleU Games
In addition to the licensing and research and development arrangements and a sub-lease agreement we have with DoubleU Games, as described under “Item 4B. Business Overview—Intellectual property,” “Item 4B. Business Overview—Game and content development,” and Note 10: Leases and Note 12: Commitments and contingencies to our audited consolidated financial statements contained elsewhere in this annual report, we are party to certain loan agreements with DoubleU Games, as described under “Item 5B. Liquidity and capital resources—Short-term and long-term borrowings.”
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
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.           FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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
For example, in April 2018, the Benson case, a class-action lawsuit, was filed against DDI-US demanding a return of unfair benefit under the pretext that our social casino games are not legal in the State of Washington, United States. On August 29, 2022, DDI-US entered into an agreement in principle to settle the Benson case and associated proceedings, pursuant to which, among other things, DDI-US would contribute $145.25 million to the settlement fund. This agreement in principle received final court approval and we made the final contribution to the settlement fund in the amount of $95.25 million in June 2023. Additionally, we are currently a defendant in three lawsuits seeking damages, filed in the states of Alabama, Kentucky, and Tennessee. These lawsuits allege that our social casino-themed games constitute unlawful gambling under applicable state laws. We deny such allegations and vigorously defend ourselves against them. At this time, we are unable to reasonably predict the outcome of these legal proceedings, and we cannot reasonably estimate the impact of these lawsuits on our consolidated financial statements. See Note 27: Commitments and contingencies to our audited consolidated financial statements included elsewhere in the annual report.

Government Investigations
In August 2024, DDI-US was served with a CID letter from the WSAG pursuant to the Washington State’s Consumer Protection Act, seeking information and documentation from DDI-US relating to, among other things, social casino apps that DoubleU Games and its affiliates have developed, published, owned, operated and/or updated. The CID explains that the WSAG is conducting a broad investigation across the industry concerning possible violations of the Revised Code of Washington §19.86.020 (unfair or deceptive acts or practices in the conduct of any trade or commerce) and the Revised Code of Washington §9.46 et seq. (the 1973 Gambling Act) by casino apps offered in the state. We have responded to the CID, and we believe that our activities do not constitute any violations of the Washington State law cited in the CID letter. However, at this time, we are unable to reasonably predict the outcome or the impact of the CID and related inquires on our business, financial condition or results of operations.

Other Regulatory Matters
In January 2025, the WSGC issued a public memo in which it asserted that games of chance involving “wagers” of virtual currency likely constitute illegal gambling under Washington State law. WSCG also encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. In March 2025, DDI-US received the IGT Letter purporting to terminate our licenses to develop and distribute IGT social casino game titles and demanding that we cease distribution of associated game titles throughout the United States without IGT’s consent. The IGT Letter cited, among other things, the January 2025 public memo issued by the WSGC. We believe that IGT has no basis to terminate our licenses and that our distribution of the licensed games is not prohibited under Washington State law. We intend to vigorously defend our rights under the IP License Agreement and continue distributing IGT social casino game titles in Washington and nationwide as allowed under the IP License Agreement. See “Item 4B. Business Overview—Intellectual property” and Note 27: Commitments and contingencies to our audited consolidated financial statements included elsewhere in this annual report.
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
See “Item 3D. Risk Factors—Risks Related to our Business and Industry—We rely on the ability to use the intellectual property rights of third parties, and we may lose the benefit of some of the intellectual property licensed to us if the license agreements are terminated”, “Item 3D. Risk Factors—Risks related to our Business and Industry—Legal proceedings and government investigations may materially adversely affect our business and our results of operations, cash flows, and financial condition”, and “Item 4B. Business Overview—Regulation of the industry.”
B.Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9.          THE OFFER AND LISTING
A.Offer and Listing Details
ADSs representing our common shares are listed for trading on The NASDAQ Stock Market under the symbol “DDI”. Each ADS represents 0.05 share of a common share of the Company.

B.Plan of Distribution
Not applicable.
C.Markets
See Item 9A of this annual report for the stock exchange on which the ADSs are currently traded.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.

ITEM 10.          ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Board of directors
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
•when preferentially allocating new shares to members of the Employees Share Ownership Association to the extent not exceeding 20% of our total number of issued and outstanding shares;
•when issuing new shares as a result of the exercise of stock options pursuant to Article 340 of the Commercial Act;
•when issuing new shares for the purpose of the foreign investment made under the Foreign Investment Promotion Act of Korea (as deemed necessary for the management purposes) to the extend not exceeding 20% of our total number of issued and outstanding shares;
•when issuing new shares to the extent not exceeding 20% of our total number of issued and outstanding shares to a new technology venture capitalist and new technology venture investment association pursuant to the Specialized Credit Finance Business Act of Korea and to an investment company for the establishment of small and medium enterprise and a small and medium enterprise establishment investment association pursuant to the Support for Small and Medium Enterprise Establishment Act of Korea;
•when allocating new shares to another company to the extent not exceeding 20% of our total number of issued and outstanding shares for a strategic partnership, such as through the introduction of high technology, business diversification, overseas expansion, and fundraising;
•when necessary to achieve our business objectives, such as an introduction of new technology, improvement of financial structure, new market development, and strategic partnership pursuant to a proviso of Article 418(2) of the Commercial Act to the extent not exceeding 50% of our total number of issued and outstanding shares;
•when issuing new shares to financial institutions or institutional investors, domestic and/or international, to the extent not exceeding 20% of our total number of issued and outstanding shares for managerial purposes including, without limitation, raising emergency funds; or
•when offering new shares to the public or having an underwriter subscribe for shares in such public offering in order to have our shares listed on a stock exchange.
Under our articles of incorporation, we may issue convertible bonds up to an aggregate principal amount not exceeding 300 billion Korean Won to persons other than the existing shareholders pursuant to a resolution of the board of directors. Notwithstanding the foregoing, our issuance of convertible bonds to persons other than existing shareholders is limited to the following events:
•the issuance of convertible bonds through a general public offering;
•the issuance of convertible bonds to financial institutions or institutional investors, domestic or international, for the purpose of raising emergency funds; or
•the issuance of convertible bonds to another party for the introduction of technology, research and development, production and sales, and capital alliances which are important in our business operations.
Under our articles of incorporation, we may issue bonds with warrants up to an aggregate principal amount not exceeding 200 billion Korean Won to persons other than the existing shareholders pursuant to a resolution of the board of directors. Notwithstanding the foregoing, our issuance of the bonds with warrants to persons other than existing shareholders is limited to the following events:
•the issuance of bonds with warrants through a general public offering;

•the issuance of bonds with warrants to financial institutions or institutional investors, domestic or international, for the purpose of raising emergency funds; or
•the issuance of bonds with warrants to another party for the introduction of technology, research and development, production and sales, and capital alliances which are important in our business operations.
General meeting of shareholders
We generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to the resolution of the board of directors or court approval, we may hold an extraordinary general meeting of shareholders:
•as necessary;
•at the request of holders of an aggregate of three percent or more of our outstanding common shares; or
•at the request of our audit committee.
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
Our shareholders may adopt resolutions at a general meeting of shareholders, where a quorum is present, by an affirmative majority vote of the voting shares present or represented at the meeting. However, under the Commercial Act and our articles of incorporation, the following matters, among others, require a special resolution and approval by the shareholders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:
•amending our articles of incorporation;
•removing a director;
•effecting any dissolution, merger, or consolidation of us;
•transferring the whole or any significant part of our business;
•acquisition of all or a part of the business of any other company that may have a material impact on our business; or

•issuing any new shares at a price lower than their par value. Our shareholders may exercise their voting rights by proxy. Under our articles of incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise voting rights.
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
C.Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D.Exchange Controls
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
Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:
•if the Korean government deems it necessary on account of war, armed conflict, natural disaster, grave and sudden and significant changes in domestic or foreign economic circumstances, or similar events or circumstances, the Ministry of Economy and Finance may (i) temporarily suspend payment, receipt, or performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), (ii) impose an obligation to deposit, safe-keep, or sell precious metal or any means of payment to The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies, or (iii) require resident creditors to collect and recover debts owed by non-resident debtors and to retrieve them to Korea; and
•if the Korean government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transaction with The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies.
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
E.Taxation
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
For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.
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
•are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;
•are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
•are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;
•have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;
•own common shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
•acquire common shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;
•are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);
•are required to accelerate the recognition of any item of gross income with respect to the common shares or ADSs as a result of such income being recognized on an applicable financial statement;
•own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;
•hold the common shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or
•are former U.S. citizens or former long-term residents of the United States.
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
•the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders.
Not applicable.
ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Rate Risk
We operate globally and, as such, we are subject to foreign exchange risk in our commercial operations, as well as in our investments and borrowings. Our functional currency is the Korean Won and the Euro and most of our operations and revenues are in U.S. dollars. Our investments in our non-Korean subsidiaries are also subject to currency risk. We seek to manage our foreign exchange risk, in part, through operational means, including managing same-currency revenues in relation to same-currency costs, and same currency assets in relation to same-currency liabilities. Where foreign exchange risk cannot be mitigated through operational means, we may use foreign currency forward-exchange contracts or swaps to manage that risk. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, assuming that a change in one currency’s rate relative to the U.S. dollar would have an effect on another currency’s rates relative to the U.S. dollar, if the U.S. dollar were to appreciate against the Korean Won or the Euro by 10%, as of December 31, 2024, the expected adverse impact on our profit would not be significant.
Interest Rate Risk
We are subject to interest rate risk on our borrowings. We manage interest rate risk in the aggregate, focusing on our immediate and intermediate liquidity needs. We borrow mainly on a long-term, fixed-rate basis. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to interest rate changes. In this analysis, and assuming a shift in the interest rate curve for all maturities and all instruments, if there were a 100 point decrease in interest rates as of December 31, 2024, the expected adverse impact on our profit would not be significant.
ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
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
Up to $0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS-to-common share ratio, or for any other reason)	Up to $0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held

•Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held

•ADS Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to $0.05 per ADS (or fraction thereof) transferred

• Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa)
Up to $0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary bank, or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex, and facsimile transmission and delivery expenses;

•the fees, expenses, spreads, taxes, and other charges of the depositary bank and/or service providers (which may be a division, branch, or affiliate of the depositary bank) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs, and ADRs; and
•the fees, charges, costs, and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.
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
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
Samil PricewaterhouseCoopers (“Samil PwC”) has served as our independent registered public accounting firm for the year ended December 31, 2024. The following table sets out the aggregate fees for professional audit services and other services rendered by Samil PwC for each of the years ended December 31, 2024 and 2023:

	Year ended December 31,
(in thousands)	2024	2023
Audit Fees (1)	$1,617	$1,166
Audit-Related Fees(2)	$130	$—
Tax Fees(3)	$12	$—
Other Fees(4)	$—	$—
(1)“Audit fees” means the aggregate fees incurred for professional services rendered by Samil PwC, as applicable, for the audit of our annual financial statements.
(2)“Audit-related fees” means the aggregate fees for due diligence related to mergers and acquisitions and attest services that are not required by statute or regulation.
(3)“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.
(4)“Other Fees” means the fees paid for access to a proprietary accounting research tool.
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

ITEM 16F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.
ITEM 16G.      CORPORATE GOVERNANCE
We are a “foreign private issuer” under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In particular, as a foreign private issuer, we will follow Korean law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Korean law requirements:
•NASDAQ Rule 5605(b)(1) requires that at least a majority of the Company’s board of directors shall be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We currently have three independent directors, who meet regularly with other members of the board. We intend to appoint more independent directors over time, and they may choose to meet in executive session at their discretion.
•NASDAQ Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Korean law and generally accepted business practices, our articles of incorporation provide for a 25% quorum requirement that are generally applicable to meetings of shareholders.
•NASDAQ Rule 5605(c)(2)(A) requires that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Korean law, a company may have a statutory auditor or an audit committee of three directors, two of whom must be independent. We currently have a committee of three directors, and two of the directors meet the requirements of Rule 10A-3 under the Exchange Act. See “Item 6A. Director and senior management—Audit committee” and “Item 16D. Exceptions from the listing standards for audit committee.”
•NASDAQ Rule 5605(d) requires, among other things, that the Company’s compensation committee is comprised of at least two members, each of whom is an independent director as defined under such rule. There is no similar requirement under Korean law. Our board of directors will together participate in the strategic discussions and determination of directors and executive compensation and other compensation-related matters.
•NASDAQ Rule 5605(e) requires that the nomination and corporate governance committee be comprised solely of independent directors. We will not have a standalone nomination and corporate governance committee. Our board of directors together participates in the nomination process and oversees the corporate governance practices of the Company.
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
ITEM 18.        FINANCIAL STATEMENTS
The audited consolidated financial statements for the years ended December 31, 2024 and 2023 are found at the end of this annual report, beginning on page F-1 of this annual report.
ITEM 19.        EXHIBITS
EXHIBIT INDEX

Exhibit	Description
1.1
Amended and Restated Articles of Incorporation of the Registrant [English translation], filed as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2024 and incorporated herein by reference.

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

2.3	Description of Securities, filed as Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2021 and incorporated herein by reference.

4.1
Mutual Termination Agreement, dated as of October 4, 2024, by and between DoubleDown Interactive Co., Ltd. and DoubleDown Interactive LLC, filed as Exhibit 10.1 to the Registrant’s report on Form 6-K filed with the SEC on October 7, 2024 and incorporated herein by reference.

4.2+
Game Development Agreement, dated as of October 4, 2024, by and between DoubleDown Interactive LLC and DoubleU Games Co., Ltd., filed as Exhibit 10.2 to the Registrant’s report on Form 6-K filed with the SEC on October 7, 2024 and incorporated herein by reference.

4.3+	Revenue Share Agreement, dated as of November 20, 2024, by and between SuprPlay Ltd. and DoubleU Games Co., Ltd, filed herewith.
4.4
Form of the Indemnification Agreement, between the Registrant and each of its executive officers and directors, filed as Exhibit 10.1 to the Registrant’s report on Form 6-K filed with the SEC on September 5, 2023 and incorporated herein by reference.

8.1	List of Subsidiaries of the Registrant, filed herewith.

11.1
Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39349) filed with the SEC on April 30, 2021 and incorporated herein by reference.

11.2	Insider Trading Policies, filed as Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2024 and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Samil PricewaterhouseCoopers, filed herewith.

97.1	Executive Officer Clawback Policy, filed as Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2024 and incorporated herein by reference.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)
___________
+Portions of this exhibit indicated by asterisks have been omitted because the Registrant has determined they are not material and would likely cause competitive harm if publicly disclosed.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DOUBLEDOWN INTERACTIVE CO., LTD.

April 21, 2025	By:	/s/ In Keuk Kim
	Name:	In Keuk Kim
	Title:	Chief Executive Officer

Index to Consolidated Financial Statements
DoubleDown Interactive Co., Ltd.
Consolidated Financial Statements
As of and for the years ended December 31, 2024 and 2023 and as of January 1, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of DoubleDown Interactive Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of DoubleDown Interactive Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024, December 31, 2023, and January 1, 2023, and the related consolidated statements of comprehensive income, of changes in equity, and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, December 31, 2023, and January 1, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 21, 2025
We have served as the Company’s auditor since 2023.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Financial Position
(in thousands of U.S. dollars)

	Notes	December 31, 2024	December 31, 2023	January 1, 2023
Assets
Cash and cash equivalents	5,6,7	$334,850	$206,911	$217,352
Short-term investments	5,6,7	80,000	67,756	67,891
Accounts receivable, net	6,9	30,778	32,517	21,198
Prepaid expenses and other assets	6,10	7,614	8,570	6,441
Total current assets		$453,242	$315,754	$312,882
Property and equipment, net	11	1,025	444	436
Right-of-use assets, net	15,28	4,308	7,072	3,598
Intangible assets, net	12	47,666	51,571	35,051
Goodwill	12	395,804	396,704	379,072
Deferred tax asset	18	3,373	28,947	59,351
Other non-current assets	6,8,10,17	746	2,807	1,463
Total non-current assets		$452,922	$487,545	$478,971
Total assets		$906,164	$803,299	$791,853
Liabilities and equity
Accounts payable and accrued expenses	5,6,13,28	$14,990	$13,293	$13,830
Current lease liabilities	5,6,15,28	1,162	3,157	3,050
Income taxes payable	18	1,512	112	—
Contract liabilities	22	1,754	2,520	2,426
Loss contingency	5,6,13,27	—	—	95,250
Current portion of borrowings with related party	5,6,16,28	—	38,778	—
Other current liabilities	14	3,966	10,645	1,926
Total current liabilities		$23,384	$68,505	$116,482
Long-term borrowings with related party	5,6,16,28	34,014	—	39,454
Non-current lease liabilities	5,6,15,28	3,510	4,420	1,625
Deferred tax liabilities	18	—	848	—
Other non-current liabilities	14,17,20	3,223	1,681	8,265
Total non-current liabilities		$40,747	$6,949	$49,344
Total liabilities		$64,131	$75,454	$165,826
Equity
Share capital	19	21,198	21,198	21,198
Share premium	19	359,280	359,280	359,280
Accumulated comprehensive income (loss)	21	(10,688)	(810)	(1,432)
Retained earnings		472,125	348,020	246,981
Equity attributable to DoubleDown Interactive Co., Ltd.		$841,915	$727,688	$626,027
Equity attributable to non-controlling interests		118	157	—
Total equity		$842,033	$727,845	$626,027
Total liabilities and equity		$906,164	$803,299	$791,853

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Comprehensive Income
(in thousands of U.S. dollars, except per share amounts)

		Year ended December 31,
	Notes	2024	2023
Revenue	22,29	$341,330	$308,864
Operating expenses:
Cost of revenue	23,28	(103,541)	(99,170)
Sales and marketing	23	(46,210)	(50,150)
Research and development	23	(13,888)	(21,167)
General and administrative	23	(41,003)	(19,743)
Other income	24	536	202
Other expense	24	(209)	(236)
Total operating expenses		(204,315)	(190,264)
Operating profit		$137,015	$118,600
Finance income	6	29,152	20,623
Finance cost	6,28	(3,287)	(7,876)
Profit before income tax		$162,880	$131,347
Income tax expense	18	(38,441)	(30,265)
Profit for the year		$124,439	$101,082
Other comprehensive income (loss):
Pension adjustments, net of tax	21	162	(597)
Gain (loss) on foreign currency translation	21	(10,102)	1,219
Total comprehensive income (loss) for the year		$114,499	$101,704
Profit attributable to:
DoubleDown Interactive Co., Ltd.		124,105	101,039
Non-controlling interests		334	43
Total comprehensive income (loss) attributable to:
DoubleDown Interactive Co., Ltd.		114,227	101,661
Non-controlling interests		272	43

Earnings per share:	25
Basic		$50.09	$40.78
Diluted		$50.09	$40.78

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Changes in Equity
(in thousands of U.S. dollars)

		Attributable to DoubleDown Interactive Co., Ltd
	Notes	Share capital	Share premium	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non - controlling interests	Total equity
As of January 1, 2023		$21,198	$359,280	$(1,432)	$246,981	$626,027	$—	$626,027
Comprehensive income (loss) for the year
Profit for the year		—	—	—	101,039	101,039	43	101,082
Other comprehensive income (loss)	21	—	—	622	—	622	—	622
Sub-total of comprehensive income (loss) for the year		$—	$—	$622	$101,039	$101,661	$43	$101,704
Transaction with owners, recognized directly in equity
Non-controlling interests on acquisition of subsidiary		—	—	—	—	—	114	114
As of December 31, 2023		$21,198	$359,280	$(810)	$348,020	$727,688	$157	$727,845
Comprehensive income (loss) for the year
Profit for the year		—	—	—	124,105	124,105	334	124,439
Other comprehensive income (loss)	21	—	—	(9,878)	—	(9,878)	(62)	(9,940)
Sub-total of comprehensive income (loss) for the year		$—	$—	$(9,878)	$124,105	$114,227	$272	$114,499
Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(311)	(311)
As of December 31, 2024		$21,198	$359,280	$(10,688)	$472,125	$841,915	$118	$842,033

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2024	2023
Cash flows from (used in) operating activities
Profit for the year		$124,439	$101,082
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	11,12,15,23	5,186	3,466
Unrealized gain on foreign currency	6	(8,357)	(127)
Unrealized loss on foreign currency	6	45	3,734
Loss on valuation of financial assets	6	766	82
Interest income	6	(15,657)	(13,677)
Interest expense	6	2,049	2,038
Miscellaneous income		(267)	(200)
Provision for severance benefits	17	140	649
Other long-term employee benefits	20	1,625	533
Income tax expense	18	38,441	30,265
Working capital adjustments:
Accounts receivable		1,462	(11,398)
Prepaid expenses, and other assets		3,142	(1,832)
Other non-current assets		1,745	(1,960)
Accounts payable and accrued expenses		5,512	(3,242)
Loss contingency		—	(95,250)
Contract liabilities		(766)	94
Other current and non-current liabilities		(810)	(987)
Cash generated from operations		$158,695	$13,270
Interest received		13,542	11,474
Interest paid		(11,036)	(130)
Income taxes paid		(12,755)	(526)
Net cash inflow from operating activities		$148,446	$24,088
Cash flows from investing activities
Acquisition of SuprNation	30	—	(26,877)
Purchase of property and equipment		(867)	(198)
Disposal of property and equipment		11	5
Purchase of intangible assets		(16)	—
Purchase of short-term investments		(80,990)	(146,363)
Sales of short-term investment		66,250	143,164
Net cash (outflow) from investing activities		$(15,612)	$(30,269)
Cash flows from financing activities
Repayment of lease liabilities		(1,700)	(3,255)
Payment of dividends		(311)	—
Net cash (outflow) from financing activities		$(2,011)	$(3,255)
Net increase (decrease) in cash and cash equivalents		$130,823	$(9,436)
Effect of exchange rate changes on cash and cash equivalents		$(2,884)	$(1,005)
Cash and cash equivalents at beginning of the year		$206,911	$217,352
Cash and cash equivalents at end of the year		$334,850	$206,911
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Notes to Consolidated Financial Statements
1.    General information
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “Parent Company,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. In 2017, DDI acquired DoubleDown Interactive, LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US, with its principal place of business located in Seattle, Washington, is our primary revenue-generating company.
We develop and publish digital gaming contents on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic, and DoubleDown Fort Knox within various formats, as well as SuprNation’s three brands, Duelz, VoodooDreams, NYSpins, on web platforms.
On September 2, 2021, we completed our initial public offering (“IPO”) of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, with par value of ₩10,000 per share, of the Company. Our ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”
Acquisition of SuprNation AB (“SuprNation”)
On October 31, 2023, the Company closed the acquisition of iGaming operator, SuprNation AB (together with its subsidiaries, “SuprNation”), for a total cash consideration €28.9 million (or approximately €30.6 million based on an exchange rate of €1 = $1.0605 as of October 30, 2023), and additional payment for deferred purchase price of €5.2 million (or approximately $5.5 million on the same exchange rate). The acquisition diversifies the digital games categories that the Company addresses with the addition of three real-money iGaming sites in Europe. Following the closing, SuprNation AB is a direct, wholly-owned subsidiary of DDI-US.
Consolidated subsidiaries
The consolidated subsidiaries of the Company as of December 31, 2024 are as follows:

Subsidiary	Percentage of ownership(1)	Location	Fiscal year end	Main business
DoubleDown Interactive LLC	100%	USA	December	Game development
Double8 Games Co., Ltd	100%	Korea	December	Game development
SuprNation AB	100%	Sweden	December	Holding company
SuprClick Limited	100%	Malta	December	Marketing
SuprHoldings Limited	100%	Malta	December	Holding company
Red Sea Media Limited(2)	50%	Malta	December	Marketing
SuprPay Limited	100%	Malta	December	Game publishing and service
SuprPlay Limited	100%	Malta	December	Game publishing and service
SuprMedia Limited	100%	Gibraltar	December	Game publishing and service
SuprIsle Limited	100%	Isle of Man	December	Game publishing and service
SuprIsle Services Limited	100%	Isle of Man	December	Game publishing and service
(1)The effective percentage of ownership held by the Company, either directly or indirectly through its subsidiaries.
(2) The Company holds 50% of the voting shares in Red Sea Media Limited and has substantive control, enabling it to exercise decision-making authority over its management.

2.    Basis of preparation and material accounting policies
Basis of preparation
The accompanying consolidated financial statements are presented in conformity with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by International Accounting Standard Board (“IASB”), and include the accounts of DDI and its controlled subsidiaries. All intercompany transactions, balances, and unrealized gains or losses have been eliminated. The consolidated financial statements were authorized for issuance by the board of directors on April 17, 2025.
Transition to IFRS Accounting Standards
The Company has adopted IFRS Accounting Standards as issued by IASB for the annual period beginning on January 1, 2024. In accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company’s date of transition to IFRS Accounting Standards is January 1, 2023 (the “transition date”). Prior to the adoption of IFRS Accounting Standards, the Company previously prepared its consolidated financial statements, up to and including December 31, 2023, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements for the year ended December 31, 2024 are the Company’s first set of financial statements prepared in accordance with IFRS, including IFRS 1. Reconciliations between IFRS and US GAAP and descriptions of the effect of the transition on the Company’s assets, liabilities, equity, and comprehensive income are further described below.
First-time Adoption of IFRS
IFRS 1 allows first-time adopters to rely on certain exemptions from the retrospective application of certain requirements under IFRS. In preparing the consolidated financial statements for the year ended December 31, 2024, the Company has applied the following exemptions:
•Business combinations
The provisions of IFRS 3 have not been retrospectively applied to business combination transactions that occurred before the transition date.
•Cumulative translation differences
All cumulative translation differences for foreign operations have been considered as 'nil' as of the transition date.
•Financial instruments
The Company has applied the exception under paragraph B2 of IFRS 1, applying the derecognition requirements in IFRS 9 prospectively for transactions occurring on or after the date of transition, and has not retrospectively restated transactions related to the relevant derecognition of financial assets and financial liabilities in accordance with IFRS 9.
Reconciliation between US GAAP and IFRS
•Lease
The Company previously measured lease liabilities classified as operating leases under US GAAP at the present value of the remaining lease payments, discounted using the discount rate determined at lease commencement, and remeasured the right-of-use asset at the amount equal to the lease liability. However, under IFRS, there is no provision for operating lease classification from the lessee’s perspective, so operating leases are treated the same as finance leases. As such, lease liabilities are still measured at the present value of the remaining lease payments, discounted using the discount rate set at the beginning of the lease, while the right-of-use asset is depreciated on a straight-line basis over the remaining lease term.

•Voluntary correction of an immaterial error
During the preparation of the consolidated financial statements for the year ended December 31, 2024, the Company identified an immaterial error related to the allocation of rent expense amounting to $3,180 thousand in 2023. This error arose due to a misclassification of expenses across functional categories in the previously reported US GAAP financial statements for 2023. Although the correction was not material to any previously issued financial statements, the Company voluntarily elected to correct the classification in prior periods to enhance the accuracy of its financial reporting. As the figures are not tied to IFRS, this correction has no impact on the IFRS financial statements presented herein. Accordingly, cost of revenue was revised from $99,069 thousand to $99,162 thousand, sales and marketing expenses from $49,645 thousand to $50,109 thousand, research and development expenses from $19,131 thousand to $20,999 thousand, and general and administrative expenses from $22,100 thousand to $19,675 thousand. This correction had no impact on the Company's consolidated total assets, liabilities, total shareholders' equity as of December 31, 2024, and 2023, nor did it affect comprehensive income or cash flows for the years ended December 31, 2024, and 2023.
•Income tax
The Company recognized income tax related to the changes in temporary differences arising from changes in right-of-use assets.
•Reclassification
The Company reclassified certain accounts according to IFRS.
‐Depreciation and amortization have been allocated to Cost of revenue, Sales and marketing, Research and development and General and administrative expenses.
‐Interest income, Gains on foreign currency transactions, and Gains on foreign currency translations are reclassified as Finance income.
‐Interest expense, Losses on foreign currency transactions, Losses on foreign currency translations and Losses on short-term investments are reclassified as Finance cost.
Impact on the company’s consolidated financial statements

Effects of transition to IFRS as of January 1, 2023, date of transition, are as follows (in thousands):

	Asset	Liability	Equity
US GAAP	$792,052	$165,826	$626,226
Adjustments:
Lease	(260)	—	(260)
Income tax	61	—	61
Adjustments total	(199)	—	(199)
IFRS	$791,853	$165,826	$626,027
Effects of transition to IFRS as of December 31, 2023, date of adoption, are as follows (in thousands):

	Asset	Liability	Equity
US GAAP	$803,344	$75,454	$727,890
Adjustments:
Lease	(58)	—	(58)
Income tax	13	—	13
Adjustments total	(45)	—	(45)
IFRS	$803,299	$75,454	$727,845

Effects to comprehensive income for the year ended December 31, 2023, date of adoption, are as follows (in thousands):

Comprehensive income
US GAAP	$101,550
Adjustments:
Lease	202
Income tax	(48)
Adjustments total	154
IFRS	$101,704
Effect to cash flow for the year ended December 31, 2023, date of adoption, are as follows:
Under IFRS, interest received, interest paid, and income tax expenses, which were not separately disclosed under US GAAP, have been separately presented in the cash flow statement. Adjustments have been made to the cash flow details of the related income (expenses) and related assets (liabilities) to reflect this presentation. Additionally, under IFRS, lease liability repayments are classified as financing activities, which is different from the US GAAP cash flow statement. Other than this, there are no significant differences between the cash flow statements prepared under IFRS and US GAAP.
Use of estimates
The preparation of financial statements in conformity with IFRS requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. We regularly evaluate estimates and assumptions related to revenue recognition, deferred income tax assets, and valuation of goodwill and indefinite-lived intangible assets. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and the actual results, future operating results may be affected.
Basis of consolidation
Subsidiaries are all entities over which the Company has control. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date when control ceases.
Business combinations
The Company defines a business as comprising three key elements: inputs, processes, and outputs. It has elected not to apply the concentration test and instead conducted a detailed assessment focusing on the existence of inputs and processes that have the ability to create outputs to determine whether the transaction is an asset purchase or a business. From an input perspective, the Company assessed if the subject Company possesses essential economic resources, including tangible and intangible assets, which contribute to output generation. Notably, its intangible assets encompass customer relationships and development capabilities. In terms of processes, the Company has acquired operational research and development frameworks, strategic decision-making structures, and financial management systems. Furthermore, it has access to a skilled workforce capable of leveraging these resources, along with key managerial personnel and developers whose expertise facilitates output creation. From an output perspective, the subject Company has the capacity to generate revenue and cash flows from core operations and may also earn investment income.

The acquisition method of accounting is used to account for business combinations. The consideration transferred for the acquisition of a subsidiary comprises:
•fair values of the assets transferred,
•liabilities incurred to the former owners of the acquired business,
•equity interests issued by the Company,
•fair value of any asset or liability resulting from a contingent consideration arrangement, and
•fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interests in the acquired entity on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Costs related to acquisition are expensed as incurred and included in administrative expenses.
When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, acquiree’s operating policies or accounting policies and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss as a bargain purchase.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained.
Fair value measurement
Fair value is defined as an exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy that prioritizes the inputs based on the observability as of the measurement date as follows:
•Level 1 Observable inputs for identical assets or liabilities, such as quoted prices in active markets;
•Level 2 Inputs other than quoted prices in active markets that are either directly or indirectly observable;

•Level 3 Unobservable inputs in which little or no market data exists; therefore they are developed using estimates and assumptions developed by us, which reflect those that a market participant would use.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities being measured within the fair value hierarchy.
Foreign currencies
The Company’s functional currency is Korean Won (“KRW”). The U.S. Dollar (“dollar,” “USD,” or “$”) and the Euro (“EUR” or “€”) are the functional currencies of DDI-US and SuprNation, respectively. The accompanying consolidated financial statements are presented in USD, the reporting currency, to reflect its operating environment. this is because the majority of revenue from its overseas subsidiaries is denominated in USD, with key revenue-generating activities primarily conducted in the United States.
The consolidated financial position has been translated at the exchange rates prevailing at each financial position date. The consolidated statement of comprehensive income and statement of cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. The equity capital is denominated in the functional currency, KRW, and is translated at historical exchange rates. All translation adjustments resulting from translating into the reporting currency are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity.
Monetary items denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date, with the gain or loss arising from translation recorded as finance income (cost). Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
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
For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Company’s cash management.
Financial assets
The Company's financial assets account is classified into the following categories: either financial assets at amortized cost or at fair value through profit or loss. Financial assets at amortized cost comprise account and other receivables, cash and cash equivalents, short-term investments and accrued income in the consolidated financial position. Also, the Company has financial assets at fair value through profit or loss as non-current assets.
Initial recognition and measurement
Financial assets are classified at initial recognition, as subsequently measured at amortized cost and fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Except for accounts receivable that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15.
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date (i.e., the date that the Company commits to purchase or sell the financial asset).
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified into two categories:
•Financial assets at amortized cost (debt instruments); and
•Financial assets at fair value through profit or loss.
Financial assets at amortized cost (debt instruments)
The Company measures financial assets at amortized cost if both of the following conditions are met:
•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset result in cash flows that are solely payments of principal and interest on the outstanding principal amount at specified dates.
Subsequent to initial recognition, financial assets measured at amortized cost are carried at amortized cost using the effective interest rate (EIR) method. These assets are also assessed for impairment on a regular basis. Gains and losses arising from the derecognition, modification, or impairment of these assets are recorded in the consolidated statement of comprehensive income.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition, if doing so eliminates, or significantly reduces, an accounting mismatch.
Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of comprehensive income.
Impairment of financial assets
Further disclosures relating to impairment of financial assets are also provided in the following notes:
▪Disclosures for significant assumptions
▪Accounts receivable
The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure (i.e., a lifetime ECL), irrespective of the timing of the default.
For accounts receivable and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
The Company considers a financial asset in default when contractual payments are past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
Financial liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, and payables, net of directly attributable transaction costs.
The Company’s financial liabilities include accounts and other payables, loans and borrowings including bank overdrafts.
Subsequent measurement
The measurement of financial liabilities depends on their classification, as described below:
Accounts and other payables
These amounts represent liabilities for goods and services provided to the Company prior to the end of the fiscal year which are unpaid. Accounts and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.
Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of comprehensive income. This category generally applies to interest-bearing loans and borrowings.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income.
Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related cost is reflected in profit or loss in the period in which the cost is incurred.
Goodwill
Goodwill is tested for impairment annually as of October 1 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Trademarks
The Company acquired the trademarks in a business combination at their fair value as of the acquisition date and is expected to continue using them indefinitely. The Company assesses trademarks that have an indefinite useful life, are not subject to amortization, and are tested annually for impairment or more frequently if events and circumstances indicate impairment may have occurred. An impairment loss is recognized for the amount by which the trademarks’ carrying amount exceeds their recoverable amount. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them.
Customer relationships
With the acquisition of SuprNation, the Company recognizes the relationships with SuprNation’s existing customers as intangible assets. These relationships are expected to continue, providing reliable future sources of income and thus representing a valuable intangible asset for the Company. The customer relationships are considered wasting assets, as it is expected that some existing customers as of the valuation date will not return in subsequent reporting periods. These relationships are amortized on a straight-line basis over their useful life.
Purchased technology
The purchased technology represents platform technology assets acquired through the SuprNation acquisition. The platform continuously collects and processes user data by integrating sophisticated analytics and feedback mechanisms to optimize system performance and enhance the overall customer experience. The purchased technology is amortized on a straight-line basis over its useful life.
Research and development costs
Research costs are expensed as incurred. Development costs on an individual project are recognized as an intangible asset when the Company can demonstrate:
▪The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

▪Its intention to complete and its ability to use or sell the asset;
▪How the asset will generate future economic benefits;
▪The availability of resources to complete the asset; and
▪The ability to measure reliably the cost during development.
Following initial recognition of the development cost as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.
A summary of the useful life applied to the Company’s intangible assets is as follows:

Trademarks	3 years, Indefinite
Customer relationships	4 years
Purchased technology	10 years
Development costs	3 years
Software	5 years
Impairment of non-financial assets
The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of (i) an asset’s or CGU’s fair value less costs of disposal and (ii) its value-in-use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or company of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount where impairment losses are recognized as other expense in the consolidated statement of comprehensive income.
In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly-traded companies or other available fair value indicators. In assessing value-in-use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual asset is allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is estimated and applied to project future cash flows covering more than five years.
For assets excluding goodwill and indefinite-lived intangible assets, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss excluding goodwill and indefinite-lived intangible assets is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized as other income in in the consolidated statement of comprehensive income.

Pension benefits and other retirement benefits
We operate a defined benefit pension plan in Korea, which requires contributions to be made to a separately administered fund. We also support defined contribution plans for employees of DDI-US. Under defined contribution plans, fixed contributions to designated funds are required, with no further obligation once the contributions are made. These contributions are recognized as an expense in the financial statements during the period in which the related employee services are rendered.
The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method. Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling excluding amounts included in net interest on the net defined benefit liability, and the return on plan assets excluding amounts included in net interest on the net defined benefit liability, are recognized immediately in OCI for the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.
Past service costs are recognized in profit or loss on the earlier of:
•The date of the plan amendment or curtailment, and
•The date that the Company recognizes related restructuring costs.
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation under “sales and marketing,” “research and development,” and “General and administrative expenses” in the consolidated statement of comprehensive income:
•Service costs comprising current service costs, past-service costs, gains and losses on curtailments, and non-routine settlements; and
•Net interest expense or income.
Share-based payments
The Company operates cash-settled share-based payment arrangements granting awards to directors and employees of the Company. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the awards. Until the liability is settled, the liability is remeasured the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.
Revenue recognition
Revenue recognition for social casino games
Our social and mobile apps operate on a free-to-play model, whereby game players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. If a game player wishes to obtain virtual currency above and beyond the level of free virtual currency available to that player, the player may purchase additional virtual currency. Once a purchase is completed, the virtual currency is deposited into the player’s account and is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the game player for free.
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
Based on an analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding, we are able to estimate the rate at which virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model, with the period between purchases representing the relatively short timing difference between virtual currency purchase and consumption. We continuously gather and analyze detailed customer play behavior and assess this data in relation to our judgments used for revenue recognition.
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
Revenue recognition for iGaming
The Company provides business-to-consumer (“B2C”) services in the form of online casino games (iGaming) and considers the related revenue to fall outside the scope of IFRS 15 Revenue from Contracts with Customers. Instead, it accounts for this revenue as derivatives under IFRS 9 Financial Instruments as it meets the definition of a derivative. The Company’s revenue is not recognized when a customer deposits funds.
Customer deposits remain classified as "customer deposits payable" until a bet is placed. When a bet is placed, the player liability is utilized and extinguished, while a separate derivative liability is recognized. The difference between extinguished player liability and newly recognized derivative liability represents the initial revenue recognized. The fair value of the derivative liability is determined based on the RTP (Return To Player) setting at the time the bet is placed reflecting the expected winnings to be paid out to the player. Revenue from online casino games is recognized at fair value, defined as the total amount staked by customers, net of expected winnings and any bonuses provided as promotional incentive to encourage betting.
They are subsequently remeasured when the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss in our consolidated financial statements. Such gains and losses arise from similar transactions and are therefore offset within revenue.
Any open positions remaining at the reporting date are required to be measured at fair value. However, the Company has assessed the impact of these open positions, including the interplay of wins and bets, and determined that they do not have a material effect on the Company’s consolidated financial statements. As such, the fair value of these derivative instruments has not been recognized in the financial statements.

Income tax
The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and it considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances based on either the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.
Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Leases
The Company assesses at contract inception whether a contract is, or contains, a lease. Generally, it determines that a lease exists when the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Company as a lessee
The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value underlying assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.
Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Building	2-10 years
If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. For more information, see the accounting policies on the impairment of non-financial assets.
Lease liabilities
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.
In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.
The Company’s lease liabilities are included in interest-bearing loans and borrowings.
Short-term leases and leases of low-value underlying assets
The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.
3.    Significant accounting judgments, estimates, and assumptions
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Other disclosures relating to the Company’s exposure to risks and uncertainties includes:
•Financial instruments risk management and policies: Note 5
•Sensitivity analysis disclosures: Notes 5, 12 and 17

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.
Impairment tests for cash-generating units containing goodwill and indefinite-lived intangible assets
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when circumstances indicate that the carrying value may be impaired. In determining value-in-use, management estimates future cash flows to be derived from the asset or CGU and applies the appropriate discount rate to those future cash flows. The Company’s significant estimates in the discounted cash flows model include its weighted average cost of capital, perpetual growth rates and profitability of its businesses, and working capital effects.
4.    New Standards and interpretations
4.1.    New standards and interpretations adopted during the year
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants
The amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations or events of the Company after the reporting date.
The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and will continue to evaluate any additional disclosure requirements, as applicable.
Amendments to IFRS 16 – Lease liability in sale and leaseback
The amendments to IFRS 16 Leases to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements.
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements
The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures require specific disclosures addressing the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements. The disclosure requirements in the amendments are intended to assist users of consolidated financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows, and exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements.
IFRS 8 – Disclosure of Revenues and Expenses for Reportable Segments
The Interpretation, issued in July 2024, clarifies how an entity discloses specific information about assets, liabilities and profit or loss by segment. The Interpretation specifically addresses the following:

–whether an entity is required to disclose the specified amounts in paragraph 23(a)–(i) of IFRS 8 for each reportable segment if those amounts are not reviewed separately by the chief operating decision maker (CODM);
–whether an entity is required to disclose the specified amounts in paragraph 23(f) of IFRS 8 for each reportable segment if the entity presents or discloses those specified amounts applying a requirement in IFRS Accounting Standards other than paragraph 97 of IAS 1 Presentation of Financial Statements; and
–how an entity determines ‘material items’ in paragraph 23(f) of IFRS 8
The Company has considered the impact on the consolidated financial statements from the application of the International Financial Reporting Interpretations Committee agenda. See Note 29: Segment Information.
4.2.    New standards and interpretations not yet adopted during the year
Amendments to IAS 21 - Lack of Exchangeability
The amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates will require the application of a consistent approach when assessing whether a currency can be exchanged for another currency and, when it cannot, determining the exchange rate to be used, and the related disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier adoption permitted. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements.
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
The amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion and add new disclosures for certain instruments with contractual terms that can change cash flows. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted subject to any endorsement process. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements.
Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity
In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.
IFRS 18 – Presentation and Disclosure in Financial Statements
This new standard will replace IAS 1 Presentation of Financial Statements. While retaining many of the existing principles of IAS 1, it is focused on the specification of a structure for the consolidated statement of comprehensive income, composed of categories and required subtotals. Items in the statement of profit or loss will be classified into one of three categories: operating, investing, financing. Specified subtotals and totals will be required being the main change the mandatory inclusion of the subtotal “Operating profit or loss.” The adoption of this standard will be effective for the annual periods beginning on or after January 1, 2027, and earlier adoption is permitted. The Company is currently analyzing the potential impacts of adoption of this standard in the presentation of financial statements (in particular comprehensive income statement) and disclosures of management performance measures.
IFRS 19 – Subsidiaries without Public Accountability: Disclosures
This new standard works alongside other IFRS Accounting Standards. IFRS 19 is a voluntary standard which allows “Eligible” subsidiaries to use IFRS Accounting Standards with reduced disclosure requirements. IFRS 19 is a disclosure-only standard and works alongside other IFRS Accounting Standards for recognition, measurement, and presentation requirements. The adoption of this standard will be effective for annual reporting periods beginning on or after January 1, 2027. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.
5.    Financial risk management
Our principal financial liabilities are comprised of borrowings, lease liabilities, accounts payable, and accrued expense. The main purpose of these financial liabilities is to finance our operations and to provide guarantees to support its operations. We also have various financial assets, including accounts receivable, and cash and short-term investments that arrive directly from its operations.
We are exposed to market risk, credit risk, and liquidity risk. The Company's management reviews risk management process of each risk and whether it follows our policies as follows.
5.1.    Market risk
Foreign currency risk
We operate internationally and are exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future expected transactions, recognized as assets and liabilities. Periodically, the Company evaluates, manages, and reports on foreign exchange risk through the management of receivables and payables denominated in foreign currency.
The financial instruments denominated in major foreign currencies as of December 31, 2024, and 2023, and January 1, 2023 are as follows (in thousands):

	December 31, 2024		December 31, 2023		January 1, 2023
Classification	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	$99,212	$—	$95,837	$—	$87,075	$157
CAD	13	—	18	—	—	—
EUR	1,640	1,228	1,566	1,116	—	—
GBP	3,569	1,337	1,620	780	—	6
NZD	38	—	49	—	—	—
SEK	269	71	231	59	—	—
NOK	38	—	42	—	—	—
Total	$104,779	$2,636	$99,363	$1,955	$87,075	$163
The Company measures foreign exchange risk as a 5% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can reasonably occur. The impact of a

5% fluctuation in foreign currency exchange rates on the Company’s monetary assets and liabilities as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024		December 31, 2023		January 1, 2023
Classification	5% Increase	5% Decrease	5% Increase	5% Decrease	5% Increase	5% Decrease
USD	$4,961	$(4,961)	$4,792	$(4,792)	$4,346	$(4,346)
CAD	1	(1)	1	(1)	—	—
EUR	21	(21)	23	(23)	—	—
GBP	112	(112)	42	(42)	—	—
NZD	2	(2)	2	(2)	—	—
SEK	10	(10)	9	(9)	—	—
NOK	2	(2)	2	(2)	—	—
Total	$5,109	$(5,109)	$4,871	$(4,871)	$4,346	$(4,346)
Interest rate risk
We are subject to interest rate risk on our borrowings. We manage interest rate risk in the aggregate, focusing on our immediate and intermediate liquidity needs. We borrow mainly on a long-term, fixed-rate basis. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to interest rate changes.
5.2.    Credit risk
Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Cash and cash equivalents and short-term financial instruments are deposited to financial institutions with strong credit ratings. Accounts receivables are mainly due from payment processing companies and platform service providers, which resulted in a low level of credit risk.
5.3.    Liquidity risk
We monitor rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Company does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Company’s debt financing plans, covenant compliance, compliance with the internal statement of financial position ratio targets, and, if applicable, external regulatory or legal requirements.
The liquidity risk as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024
	Book value	< 3 months	3-12 months	1-2years	2-5years	> 5years	Total
Accounts payable and accrued expenses	$14,990	$12,890	$2,100	$—	$—	$—	$14,990
Lease liabilities (1)	4,672	266	1,025	1,215	2,500	232	5,238
Long-term borrowings with related party (1)	34,014	—	—	37,140	—	—	37,140
Total	$53,676	$13,156	$3,125	$38,355	$2,500	$232	$57,368
(1)The contractual cash flows include interest payments.

	December 31, 2023
	Book value	< 3 months	3-12 months	1-2years	2-5years	> 5years	Total
Accounts payable and accrued expenses	$13,293	$1,740	$11,553	$—	$—	$—	$13,293
Lease liabilities (1)	7,577	907	2,352	1,379	3,828	—	8,466
Current portion of borrowings with related party (1)	38,778	—	48,998	—	—	—	48,998
Total	$59,648	$2,647	$62,903	$1,379	$3,828	$—	$70,757
(1)The contractual cash flows include interest payments.

	January 1, 2023
	Book value	< 3 months	3-12 months	1-2years	2-5years	>5years	Total
Accounts payable and accrued expenses	$13,830	$3,170	$10,660	$—	$—	$—	$13,830
Loss contingency	95,250	—	95,250	—	—	—	95,250
Lease liabilities (1)	4,675	869	2,256	1,732	—	—	4,857
Long-term borrowings with related party(1)	39,454	—	—	49,852	—	—	49,852
Total	$153,209	$4,039	$108,166	$51,584	$—	$—	$163,789
(1)The contractual cash flows include interest payments.
5.4.    Capital risk management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The purpose, policies, and procedures of capital management have not changed.
The Company manages its capital on the basis of its net debt ratio, which is calculated by dividing the net debt by total equity. Net debt is calculated as accounts payable, accrued expenses and loss contingencies less cash and cash equivalents.
6.    Financial instruments
6.1.    Financial assets
Financial assets by category as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$334,850
Short-term investments	—	80,000
Accounts receivable, net	—	30,778
Accrued income	—	2,996
Total	$—	$448,624
Non-current assets
Financial assets at fair value through profit or loss	417	—
Total	$417	$—

	December 31, 2023
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$206,911
Short-term investments	—	67,756
Accounts receivable, net	—	32,517
Accrued income	—	1,071
Total	$—	$308,255
Non-current assets
Financial assets at fair value through profit or loss	1,285	—
Total	$1,285	$—

	January 1, 2023
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$217,352
Short-term investments	—	67,891
Accounts receivable, net	—	21,198
Accrued income	—	27
Total	$—	$306,468
Non-current assets
Financial assets at fair value through profit or loss	1,392	—
Total	$1,392	$—
6.2.    Financial liabilities
Financial liabilities by category as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
	Financial assets measured at amortized cost	Financial assets measured at amortized cost	Financial assets measured at amortized cost
Current liabilities:
Accounts payable	$2,889	$2,425	$505
Accrued expenses (1)	12,101	10,868	13,325
Loss contingency	—	—	95,250
Current lease liabilities	1,162	3,157	3,050
Current portion of borrowings with related party	—	38,778	—
Other current liabilities	—	9,501	—
Total	$16,152	$64,729	$112,130
Non-current liabilities:
Non-current lease liabilities	3,510	4,420	1,625
Long-term borrowings with related party	34,014	—	39,454
Other non-current liabilities	936	—	7,852
Total	$38,460	$4,420	$48,931
(1)Annual leave allowance that should be paid to employees is excluded.

6.3.    Fair value hierarchy
Fair value hierarchy classifications of the financial assets that are measured at fair value disclosed in fair value as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	$—	$—	$417	$417

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	$—	$—	$1,285	$1,285

	January 1, 2023
	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	$—	$—	$1,392	$1,392
6.4.    Valuation techniques and the inputs
The valuation techniques and inputs used for fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023	Level	Valuation techniques
Financial assets at fair value through profit or loss	$417	$1,285	$1,392	3	Market-Based Fair Value Approach
6.5.    Net gains or losses by category of financial instruments

(in thousands)	December 31, 2024	December 31, 2023
Financial assets at fair value through profit or loss
Interest income	$—	$419
Gain on foreign currency transactions	—	930
Loss on valuation of financial assets	(766)	(82)
Sub-total	$(766)	1,267
Financial assets at amortized cost
Interest income	15,657	13,258
Gain on foreign currency transactions	5,138	5,872
Unrealized gain on foreign currency	8,081	17
Loss on foreign currency transactions	(395)	(1,879)
Unrealized loss on foreign currency	(45)	(3,364)
Sub-total	$28,436	$13,904
Total	$27,670	$15,171
Financial liabilities at amortized cost
Interest expense	(2,049)	(2,038)
Gain on foreign currency transactions	—	17
Unrealized gain on foreign currency	276	110
Loss on foreign currency transactions	(32)	(143)
Unrealized loss on foreign currency	—	(370)
Total	$(1,805)	$(2,424)

6.6.    Finance income and costs

(in thousands)	December 31, 2024	December 31, 2023
Finance income
Interest income	$15,657	$13,677
Gain on foreign currency transactions	5,139	6,819
Unrealized gain on foreign currency	8,356	127
Total	$29,152	$20,623
Finance cost
Interest expense	2,049	2,038
Loss on valuation of financial assets	766	82
Loss on foreign currency transactions	427	2,022
Unrealized loss on foreign currency	45	3,734
Total	$3,287	$7,876
7.    Cash and cash equivalents and short-term investments
Cash and cash equivalents and short-term investments as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Deposits in banks (1)	$334,850	$206,911	$217,352
Short-term investments	80,000	67,756	67,891
Total	$414,850	$274,667	$285,243
(1) A portion of cash and cash equivalents is classified as restricted cash, as it includes customer balances of $926 thousand and $289 thousand as of December 31, 2024, and 2023, respectively.

8.    Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024		December 31, 2023		January 1, 2023
	Current	Non-current	Current	Non-current	Current	Non-current
Equity funds	$—	$417	$—	$1,285	$—	$1,392
9.    Accounts receivables
9.1.    Accounts receivables
Accounts receivables by category as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Accounts receivables	$30,791	$32,531	$21,198
Allowance for doubtful receivables	(13)	(14)	—
Total	$30,778	$32,517	$21,198

9.2.    Accounts receivables and bad debts
The Company did not recognize the provision for bad debts due to the lack of experiencing credit losses on accounts receivables and the very low expected loss rate as of January 1, 2023.

	December 31, 2024
(in thousands, %):	Less than 3 months	3 months - 1 year	Total
Total carrying amounts	$30,753	$38	$30,791
Expected credit loss rate	0.00%	34.21%	0.04%
Allowance for doubtful receivables	—	(13)	(13)

	December 31, 2023
(in thousands, %):	Less than 3 months	3 months - 1 year	Total
Total carrying amounts	$32,450	$81	$32,531
Expected credit loss rate	0.00%	17.28%	0.04%
Allowance for doubtful receivables	—	(14)	(14)
9.3.    Changes in allowance for doubtful accounts

(in thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Beginning balance	$14	$—	$—
Business combination	—	13	—
Effect of movements in exchange rates	(1)	1	—
Ending balance	$13	$14	$—

The Company did not recognize a provision for bad debts as of January 1, 2023, due to the absence of historical credit losses and very low expected loss rate.
10.    Prepaid expenses and other assets
Other current assets by category as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Prepaid expenses and other assets:
Prepaid expenses	$3,401	$6,618	$4,393
Accrued income	2,996	1,071	27
Income tax receivable	1,179	822	1,866
Value-added tax payment	38	59	155
Total	$7,614	$8,570	$6,441
Other non-current assets:
Financial assets at fair value through profit or loss	417	1,285	1,392
Defined benefit plan	30	—	—
Long-term prepaid expenses	299	$1,522	$71
Total	$746	$2,807	$1,463

11.    Property, plant, and equipment
11.1.    Category of property, plant and equipment
Property and equipment as of December 31, 2024 and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024
	Acquisition cost	Accumulated depreciation	Net book value
Facilities	$346	$(346)	$—
Office equipment	1,370	(826)	544
Construction in Progress	481	—	481
Total	$2,197	$(1,172)	$1,025

	December 31, 2023
	Acquisition cost	Accumulated depreciation	Net book value
Facilities	$346	$(346)	$—
Office equipment	1,743	(1,299)	444
Total	$2,089	$(1,645)	$444

	January 1, 2023
	Acquisition cost	Accumulated depreciation	Net book value
Facilities	$346	$(346)	$—
Office equipment	1,585	(1,150)	436
Total	$1,931	$(1,496)	$436
11.2.    Changes in the net book value of property, plant and equipment
Changes in property, plant, and equipment for the years ended December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024
	Facilities	Office equipment	Construction in Progress	Total
Beginning balance	$—	$444	$—	$444
Acquisition	—	323	481	804
Disposal	—	(13)	—	(13)
Depreciation	—	(187)	—	(187)
Foreign exchange differences	—	(23)	—	(23)
Ending balance	$—	$544	$481	$1,025

	December 31, 2023
	Facilities	Office equipment	Total
Beginning balance	$—	$436	$436
Acquisition	—	179	179
Disposal	—	(8)	(8)
Acquisition in business combination	—	34	34
Depreciation	—	(195)	(195)
Foreign exchange differences	—	(2)	(2)
Ending balance	$—	$444	$444

12.    Intangible assets and Goodwill
12.1.    Category of intangible assets
Intangible assets as of December 31, 2024, and 2023, and January 1, 2023, are as follows (in thousands):

	December 31, 2024
	Acquisition cost	Accumulated depreciation	Accumulated impairment	Net book value
Goodwill	$650,697	$—	$(254,893)	$395,804
Trademarks	50,012	(3)	(15,000)	35,009
Customer relationships	83,749	(77,552)	—	6,197
Purchased technology	52,297	(46,225)	—	6,072
Development costs	9,486	(9,486)	—	—
Software	2,934	(2,546)	—	388
Total	$849,175	$(135,812)	$(269,893)	$443,470

	December 31, 2023
	Acquisition cost	Accumulated depreciation	Accumulated impairment	Net book value
Goodwill	$651,597	$—	$(254,893)	$396,704
Trademarks	50,000	—	(15,000)	35,000
Customer relationships	84,271	(75,386)	—	8,885
Purchased technology	52,707	(45,545)	—	7,162
Development costs	9,486	(9,486)	—	—
Software	2,968	(2,444)	—	524
Total	$851,029	$(132,861)	$(269,893)	$448,275

	January 1, 2023
	Acquisition cost	Accumulated depreciation	Accumulated impairment	Net book value
Goodwill	$633,965	$—	$(254,893)	$379,072
Trademarks	50,000	—	(15,000)	35,000
Customer relationships	75,000	(75,000)	—	—
Purchased technology	45,423	(45,423)	—	—
Development costs	9,486	(9,486)	—	—
Software	2,462	(2,411)	—	51
Total	$816,336	$(132,320)	$(269,893)	$414,123
12.2.    Changes in the net book value of intangible assets
Changes in the net book value of intangible assets for the years ended December 31, 2024, and 2023 are as follows (in thousands):

	December 31, 2024
	Goodwill	Trademarks	Customer relationships	Purchased technology	Development costs	Software	Total
Beginning balance	$396,704	$35,000	$8,885	$7,162	$—	$524	$448,275
Acquisition	—	12	—	—	—	4	16
Amortization	—	(3)	(2,272)	(714)	—	(113)	(3,102)
Translation differences	(900)	—	(416)	(376)	—	(27)	(1,719)
Ending balance	$395,804	$35,009	$6,197	$6,072	$—	$388	$443,470

	December 31, 2023
	Goodwill	Trademarks	Customer relationships	Purchased technology	Development costs	Software	Total
Beginning balance	$379,072	$35,000	$—	$—	$—	$51	$414,123
Acquisition	—	—	—	—	—	11	11
Acquisition in business combination	16,933	—	8,893	6,987	—	476	33,289
Amortization	—	—	(380)	(120)	—	(33)	(533)
Translation differences	699	—	372	295	—	19	1,385
Ending balance	$396,704	$35,000	$8,885	$7,162	$—	$524	$448,275
12.3. Goodwill and indefinite-lived trademarks
The Company allocates goodwill and indefinite-lived trademarks to Cash-Generating Units (CGUs) that are expected to benefit from the synergies of a business combination as of the acquisition date. These assets are tested for impairment annually, as of October 1, or more frequently if events or circumstances suggest that the carrying amount of the related CGU or indefinite-lived trademarks may exceed its recoverable amount. For indefinite-lived trademarks, the recoverable amount is determined using the relief-from-royalty method, which assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As of December 31, 2024, the key assumptions used in the calculation include a perpetual growth rate of 1% and a discount rate of 12.1% for indefinite-lived trademarks. In addition, the following table shows goodwill and indefinite-lived trademarks allocated to each CGU.

	Year ended December 31,
	2024	2023
DoubleDown Interactive Co., Ltd.
Goodwill	$379,072	$379,072
Indefinite-lived trademarks	35,000	35,000
SuprNation
Goodwill	16,732	17,632
The recoverable amount of CGU is determined as the higher of its fair value less costs of disposal and its value in use, which is estimated by discounting projected future cash flows to their present value using a discount rate that reflects current market assessments of the time value of money and risks specific to the asset. The Company applies a discounted cash flow (DCF) model to calculate value in use. This model incorporates cash flow projections based on management-approved financial budgets covering a five-year period. Significant assumptions used in these projections include the weighted average cost of capital (WACC), perpetual growth rates, profitability, and the impact of working capital changes. Cash flows beyond the five-year period are extrapolated using a perpetual growth rate of 1% after-tax cash flows are discounted using an after-tax WACC, which reflects current market assessments of the time value of money and asset-specific risks. The following table summarizes the reporting period’s WACC discount rate and perpetual growth rate.

	Pre-tax WACC discount rate	After-tax WACC discount rate	Perpetual growth rate
FY 2024
DoubleDown Interactive CGU	12.4%	12.1%	1.0%
SuprNation CGU	16.7%	15.8%	1.0%
For the years ended December 31, 2024, and 2023, no impairment losses were recognized in relation to goodwill or indefinite-lived trademarks.

12.4. Sensitivity Analysis on the effect of changes in the principal assumptions
The following table presents the sensitivity analysis on the effect of changes in the discount rate as follows (in thousands):

	Year ended December 31, 2024
	+0.5% point	-0.5% point
DoubleDown Interactive CGU	$(33,043)	$36,153
SuprNation CGU	(1,176)	1,260
The following table presents the sensitivity analysis on the effect of changes in the perpetual growth rate as follows (in thousands):

	Year ended December 31, 2023
	+0.5% point	-0.5% point
DoubleDown Interactive CGU	$23,743	$(21,699)
SuprNation CGU	815	(761)
The above sensitivity analysis was calculated assuming all other assumptions were constant. The sensitivity analysis for calculating the enterprise value for each CGU was conducted using the same DCF method.
13.    Accounts payable and accrued expenses, and loss contingency
The following table summarizes accounts payable, accrued expenses, and loss contingency (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Accounts payable	$2,889	$2,425	$505
Accrued expenses	12,101	10,868	13,325
Loss contingency	—	—	95,250
Total	$14,990	$13,293	$109,080
14.    Other liabilities
Other current liabilities as of December 31, 2024, and 2023, and January 1, 2023, are as follows: (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Other current liabilities:
Withholdings	$515	$774	$1,477
Others (1)	3,451	9,871	449
Total	$3,966	$10,645	$1,926
Other non-current liabilities:
Long-term accrued expenses (2)	3,077	721	8,036
Others	146	960	229
Total	$3,223	$1,681	$8,265
(1) The cumulative accrued interest expenses on borrowings from DoubleU Games are included in the balance as of December 31, 2023 and a voluntary interest payment was made in May 2024.
(2) The cumulative accrued interest expenses on borrowings from DoubleU Games and performance-based compensation are included in the balance as of December 31, 2024

15.    Lease
15.1. Our leases primarily consist of real estate leases for office space and do not have any non-lease components. The leases typically run for a period of 2 ~10 years, with an option to renew or terminate the lease after that date. No restrictions or covenants are imposed on leases, but the lease assets shall not be provided as collateral for borrowings.
15.2.    Changes in right-of-use assets and lease liabilities:
Changes in right-of-use assets and lease liabilities for the years ended December 31, 2024, and 2023 are as follows (in thousands):

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2024	$7,072	$7,577
Acquisitions	451	446
Depreciation	(1,897)	—
Reassessment	(742)	(987)
Interest expense relating to lease liabilities	—	372
Payments of lease liabilities	—	(2,072)
Translation differences	(576)	(664)
Balance at December 31, 2024	$4,308	$4,672

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2023	$3,598	$4,675
Acquisitions	5,930	5,930
Depreciation	(2,738)	—
Reassessment	102	—
Business Combination	200	191
Interest expense relating to lease liabilities	—	204
Payments of lease liabilities	—	(3,459)
Translation differences	(20)	36
Balance at December 31, 2023	$7,072	$7,577
15.3.    Cash flow information recognized in the consolidated statement of comprehensive income as follows (in thousands):

	Year ended December 31,
	2024	2023
Depreciation expense of right-of-use assets	$1,897	$2,738
Interest expense relating to lease liabilities	372	204
Expense relating to leases of low-value assets and short-term leases	31	21
15.4.    Cash flow information related to leases was as follows (in thousands):

	Year ended December 31,
	2024	2023
Total cash paid for the lease	$1,700	$3,255

16.    Short-term and long-term borrowings
The following table represents borrowings from DoubleU Games as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
4.6% Senior Notes due to related party due May 27, 2026 (1)	$34,014	$38,778	$39,454
(1) They extended three loans to us on May 25, 2018, August 27, 2018, and November 26, 2018 (collectively, the “4.6% Senior Notes”), and the aggregate outstanding principal amount as of December 31, 2023, was $38.8 million. In May 2024, a voluntary interest payment of $9.6 million was made, and the maturity of each note from a related party, originally due on May 27, 2024, was extended by two years to May 27, 2026, including the remaining outstanding principal amount under the 4.60% Senior Notes.
17.    Retirement benefit plan
17.1.    Defined benefit plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, that provides a specified amount of pension benefit based on length of service. The service cost components of the net periodic benefit costs are charged to current operations based on the employee ‘s functional area.
17.2.    Details of defined benefit liabilities
The following table presents net defined benefit liabilities (defined benefit assets) as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Present value of defined benefit obligations	$1,978	$4,440	$3,753
Fair value of plan assets	(2,008)	(4,070)	(3,523)
Net defined benefit liabilities (assets)	$(30)	$370	$230
17.3.    Changes in the defined benefit liabilities and fair value of plan assets
The following table summarizes the components of projected benefit obligation (in thousands):

	Year ended December 31,
	2024	2023
Projected benefit obligation at January 1	$4,440	$3,753
Current service cost	715	723
Past service cost (1)	(537)	—
Net transfers to related parties	(1,463)	(428)
Interest cost	101	98
Experience adjustments in actuarial (gain) loss	(300)	552
Financial assumptions in actuarial (gain) loss	92	162
Benefits paid	(520)	(247)
Translation differences	(550)	(173)
Projected benefit obligation at December 31	$1,978	$4,440
(1) The Company classified the past service cost based on an amendment to the executive retirement benefit plan and the court ruling on ordinary wages during 2024.

17.4.    Changes in the fair value of plan assets
The following table summarizes the components of fair value of plan assets (in thousands):

	Year ended December 31,
	2024	2023
Fair value of plan assets at January 1	$4,070	$3,523
Interest income	139	172
Net transfers to related parties	(1,204)	(237)
Interest income from plan assets in actuarial (gain) loss	(3)	(8)
Contributions by employer directly to plan assets	—	931
Benefits payments	(485)	(251)
Translation differences	(509)	(60)
Fair value of plan assets at December 31	$2,008	$4,070
17.5.    Details of plan assets
The following table presents components of plan assets as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Cash and cash equivalents	$1	$—	$32
Guaranteed deposits in banks	2,007	4,070	3,491
Total	$2,008	$4,070	$3,523
17.6.    Key assumptions used for defined benefit
The following table presents key assumptions used for defined benefit as follows (in thousands):

	Year ended December 31,
	2024	2023
Expected rate of salary and wage increase	5.00%	5.00%
Discount rate for defined benefit obligations	4.13%	4.62%
17.7.    Sensitivity analysis on the effect of changes in the principal assumptions
The following table presents the sensitivity analysis on the effect of changes in the principal assumptions as follows (in thousands):

	Year ended December 31,		Year ended December 31
	2024	2024	2023	2023
	+1% point	-1% point	+1% point	-1% point
Expected rate of salary and wage increase	$189	$(165)	$243	$(212)
Discount rate for defined benefit obligations	(165)	193	(211)	247
The above sensitivity analysis was calculated under the assumption that other assumptions were constant. The sensitivity of the defined benefit debt to changes in major actuarial assumptions was calculated using the same predictive unit approach used to calculate the defined benefit debt recognized in the statement of financial position.
17.8.    Effect of defined benefit plan on future cash flows
The Company has a policy requiring an annual review of plan assets to ensure they are maintained at or above the level mandated by the pension obligations. Expected contributions for the year ending December 31, 2024, and 2023 were $434 thousand and $779 thousand, respectively.
The following table presents the expected maturity analysis of undiscounted pension benefits as follows (in thousands):

	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
December 31, 2024	$177	$149	$325	$2,374	$3,025
December 31, 2023	283	243	508	5,196	6,230

As of December 31, 2024, the expected working years remaining in the defined benefit obligation is 9.96 years.
17.9.    Defined contribution plan
The Company supports a defined contribution plan for our employees at DDI-US. In the United States, these benefits are offered for DDI-US employees through a 401(k) plan, and SuprNation does not maintain a defined contribution plan related to retirement benefits. Our contribution expenses for the years ended December 31, 2024, and 2023 were approximately $199 thousand and $242 thousand, respectively.
18.    Income taxes
18.1.    The components of income tax expense
The following table presents the details of income tax expenses for the periods presented (in thousands):

	Year ended December 31,
	2024	2023
Current taxes	$14,107	$529
Adjustments recognized related to prior period	(41)	—
Deferred taxes	24,418	29,563
Income tax expenses recognized directly to equity	(43)	125
Transition from US GAAP to IFRS	—	48
Income tax expense	$38,441	$30,265
18.2.    Reconciliation of profit before income tax
The following table presents a reconciliation of income before income tax at the statutory rate to our effective income tax rate for the periods presented (in thousands, %):

	Year ended December 31,
	2024	2023
Profit before income tax	$162,880	$131,347
Income tax expense using the statutory tax rate of each country	39,044	30,615
FDII foreign income deduction	(536)	(1)
Expenses not deductible for tax purposes(1)	1,674	59
Tax credit	(545)	(473)
Changes in unrecognized deferred tax assets	(1,193)	446
Others	(3)	(381)
Income tax expenses	$38,441	$30,265
Effective income tax rate	23.6%	23.0%
(1) Non-deductible expenses include performance-based incentive plan for certain key employees of SuprNation.

The following table presents a statutory tax rate by country for the periods as follows:

	Year ended December 31,
	2024	2023
US(1)	23.78%	23.76%
Korea	20.90%	20.90%
Europe	35.00%	35.00%
(1) The statutory rate was adjusted to reflect annual changes in the U.S. state tax rate.
18.3.    Income taxes recognized directly in capital
The following table presents income tax recognized directly to equity as follows (in thousands):

	Year ended December 31, 2024
	Before-tax	Tax effect	After-tax
Re-measurement of defined benefit plan	$205	$(43)	$162

	Year ended December 31, 2023
	Before-tax	Tax effect	After-tax
Re-measurement of defined benefit plan	$(722)	$125	$(597)
18.4.    Analysis of deferred tax assets and deferred tax liabilities
The following table presents analysis of deferred tax assets and deferred tax liabilities as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Deferred tax assets
Deferred tax assets to be recovered within 12 months	$420	$578	$36,297
Deferred tax assets to be recovered after more than 12 months	20,349	34,811	44,124
Sub-total	$20,769	$35,389	$80,421
Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months	(303)	(1,289)	(460)
Deferred tax liabilities to be recovered after more than 12 months	(17,093)	(6,001)	(20,610)
Sub-total	$(17,396)	$(7,290)	$(21,070)
Net deferred tax assets(liabilities)	$3,373	$28,099	$59,351

18.5.    Change in deferred tax assets and deferred tax liabilities
The following table presents analysis of deferred tax assets and deferred tax liabilities as follows (in thousands):

	December 31, 2024
	Beginning balance	Profit (loss)	Other comprehensive income (loss)	Changes in foreign currency remeasurement	Ending balance
Deferred income tax on temporary differences
Provision for retirement benefit	$916	$(475)	$(44)	$16	$413
Unconfirmed annual leave allowance	77	—	—	(77)	—
Accrued expense	1,930	(711)	—	(262)	957
Intangible assets	12,816	(2,183)	—	(31)	10,602
Capitalized R&D costs	1,123	1,830	—	1	2,954
Lease liabilities	1,411	(516)	—	84	979
Depreciation expense	151	(12)	—	(47)	92
Accrued income	(224)	(463)	—	61	(626)
Goodwill	(5,571)	(10,133)	—	—	(15,704)
Right-of-use asset	(1,522)	447	—	60	(1,015)
Plan assets for retirement benefit	(850)	359	1	77	(413)
Others	(1,244)	1,174	—	77	7
Sub-total	$9,013	$(10,683)	$(43)	$(41)	$(1,754)
Net operating loss carryforward	23,990	(14,377)	—	(749)	8,864
Tax credit carryforward	13,844	(594)	—	(1,653)	11,597
Unrecognized deferred income tax (1)	(18,748)	1,279	—	2,135	(15,334)
Total	$28,099	$(24,375)	$(43)	$(308)	$3,373
Deferred tax assets	28,947	(25,227)	(43)	(304)	3,373
Deferred tax liabilities	(848)	852	—	(4)	—
(1)Deferred income tax on temporary differences has not been recognized due to that it is more likely than not that these deferred tax assets will not be realized.

	December 31, 2023
	Beginning balance	Business Combination	Profit (loss)	Other comprehensive income (loss)	Changes in foreign currency remeasurement	Ending balance
Deferred income tax on temporary differences
Provision for retirement benefit	$800	$—	$1	$127	$(12)	$916
Unconfirmed annual leave allowance	98	—	(22)	—	1	77
Accrued expense	36,176	—	(34,237)	—	(9)	1,930
Intangible assets	17,632	(5,459)	643	—	—	12,816
Capitalized R&D costs	—	—	1,123	—	—	1,123
Lease liabilities	1,120	67	216	—	8	1,411
Depreciation expense	—	137	14	—	—	151
Accrued income	(6)	—	(215)	—	(3)	(224)
Goodwill	4,467	—	(10,038)	—	—	(5,571)
Right-of-use asset	(977)	(67)	(465)	—	(13)	(1,522)
Plan assets for retirement benefit	(740)	—	(114)	(2)	6	(850)
Others	(431)	(82)	(732)	—	1	(1,244)
Sub-total	$58,139	$(5,404)	$(43,826)	$125	$(21)	$9,013
Net operating loss carryforward	5,934	3,774	14,410	—	(128)	23,990
Tax credit carryforward	14,171	—	(83)	—	(244)	13,844
Unrecognized deferred income tax (1)	(18,893)	—	(189)	—	334	(18,748)
Total	$59,351	$(1,630)	$(29,688)	$125	$(59)	$28,099
Deferred tax assets	59,351	—	(30,470)	125	(59)	28,947
Deferred tax liabilities	—	(1,630)	782	—	—	(848)
(1)Deferred income tax on temporary differences has not been recognized due to that it is more likely than not that these deferred tax assets will not be realized.
18.6.    Deferred tax assets of $287 thousand arising from temporary differences was not recognized due to the uncertainty of its future realization. In addition, unrecognized deferred tax assets related to net operating loss carryforward and tax credit carryforward are $3,450 thousand and $11,597 thousand, respectively. Furthermore, unrecognized deferred tax assets and deferred tax liabilities related to Investment in subsidiaries are $2,695 thousand and $33,051 thousand, respectively.
18.7.    The maturities of deficit carried forward and others
The following table presents the expected period of expiry for unused net operating loss and tax credit not recognized in deferred tax assets as follows (in thousands):

	December 31, 2024		December 31, 2023
	Net operating loss (1)	Tax credit	Net operating loss (1)	Tax credit
FY2026	$81	$—	$92	$—
FY2027	430	—	2,898	1
FY2028	935	296	1,066	912
FY2029	2,800	3,112	3,192	3,601
FY2030	—	2,427	—	2,767
FY2031	—	2,730	—	3,112
FY2032	—	2,696	—	3,074
FY2033	—	336	—	377
FY2034	—	—	—	—
FY2035	5,638	—	6,428	—
FY2036	3,215	—	3,666	—
FY2037	29	—	33	—
FY2038	13	—	15	—
FY2039	10	—	—	—
Total	$13,151	$11,597	$17,390	$13,844
(1) The net operating loss with no expiration is $2,006 thousand and $0 thousand as of December 31, 2024, and 2023, respectively.
19.    Shareholders’ equity
We have 200,000,000 total authorized shares with 2,477,672 common shares issued and outstanding at December 31, 2024, and 2023, and a par value per share is KRW10,000.
19.1.    Changes in share capital
The following table represents common share, share capital and premium as follows (in thousands, except shares):

	Common shares	Share capital	Share premium	Total
Balance at January 1, 2023	2,477,672	$21,198	$359,280	$380,478
Balance at December 31, 2023	2,477,672	$21,198	$359,280	$380,478
Balance at January 1, 2024	2,477,672	$21,198	$359,280	$380,478
Balance at December 31, 2024	2,477,672	$21,198	$359,280	$380,478
20.    Performance-based compensation
20.1.    Performance-based compensation agreement
Under the award agreement, the Company grants cash-settled share-based payments linked to the fair value of its American Depositary Shares (ADSs), which are publicly traded on NASDAQ. As part of its growth-oriented incentive program, the Company introduced a Long-Term Incentive Plan in 2023. The recipient may not exercise such right until three years have elapsed since the date of grant and the trading price of our ADSs is above a certain target price per ADS. Also, the recipient may apply for incentive payments multiple times, up to a total of the target shares. However, each application must be for no more than one-third of the total target shares, and any subsequent application can only be made at least 90 days after the previous application date, provided that the trading price of our ADSs exceeds a specified target price per ADS.

The vesting period is three years from the date of the grant, and the option is exercisable within five years thereafter at an exercise price of $15.0 per ADS. As of December 31, 2024, and 2023, the Company recognized total expenses of $1.6 million and $0.5 million, respectively, for performance-based compensation, with corresponding other non-current liabilities carrying amounts of $2.0 million and $0.5 million.
20.2.    Measurement of fair value of performance-based compensation
The fair value of performance-based compensation is estimated by using the binomial option pricing model. The following table represents components and inputs used for fair value of performance-based compensation as follows:

	Year ended December 31,
	2024	2023
Share price on the reporting date	USD 10.44	USD 7.98
Expected volatility	10.30%	6.49%
Expected dividend rate	0.00%	0.00%
Expected maturity	5.8 years ~ 6.3 years	6.8 years ~ 7.3 years
Risk-free interest rate	4.76%	5.53%
Fair value	$3.4 million	$2.0 million
20.3.    Changes in the number of shares granted
Changes in the number of shares granted for the years ended December 31, 2024 and 2023 are as follows (in shares):

	Year ended December 31,
	2024	2023
Balance at January 1	759,000	—
Granted, during the period	—	759,000
Forfeited, during the period	(187,300)	—
Balance at December 31 (1)	571,700	759,000
(1) At the end of each reporting period, the number of exercisable shares is zero.
21.    Accumulated other comprehensive income
The following table represents accumulated other comprehensive income as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Pension adjustments, net of tax	$(1,867)	$(2,029)	$(1,432)
Foreign currency translation adjustments	(8,821)	1,219	—
Total	$(10,688)	$(810)	$(1,432)

22.    Revenue from contract with customers
Disaggregation of revenue
The Company distinguishes between revenue recognized over time and revenue recognized at a point in time.
The table below presents revenue by service contract type and the timing of performance obligation satisfaction (in thousands):

	Year ended December 31,
	2024	2023
Type of service (1)
Social casino game	$308,279	$304,602
Geographical market (1)
U.S.	269,481	267,721
International	38,798	36,881
Total	$308,279	$304,602
Timing of revenue recognition (1)
Over the time	307,608	304,094
At a point in time	671	508
Total	$308,279	$304,602
(1)iGaming revenues are excluded, and amounted to $33,051 thousand in 2024 and $4,262 thousand in 2023.
The following table disaggregates revenue between mobile and web platforms (in thousands):

	Year ended December 31,
	2024	2023
Mobile	$230,342	$232,485
Web	77,937	72,117
Total (1)	$308,279	$304,602
(1)iGaming revenues are excluded, and amounted to $33,051 thousand in 2024 and $4,262 thousand in 2023.
22.2 Contract assets, contract liabilities with customers
The following table summarizes our opening and closing balances in contract assets and contract liabilities (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Contract assets (1)	$526	$756	$728
Contract liabilities (2)	1,754	2,520	2,426
(1)Contract assets are included within prepaid expenses and other assets in our consolidated financial position.
(2)The amount of revenue recognized during the current year from the contract liabilities balance at the beginning of the reporting period is respectively $2,520 thousand in 2024 and $2,426 thousand in 2023.

23.    Classification of operating expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2024, and 2023 are as follows (in thousands):

	Year ended December 31,
	2024	2023
Personnel expenses	$33,322	$29,713
Depreciation and amortization	3,289	728
Depreciation of right-of-use assets	1,897	2,738
Taxes and dues	8,223	1,308
Fees and commissions	110,066	102,886
Advertising expenses	39,576	45,163
Other expenses	8,269	7,695
Total (1)	$204,642	$190,231
(1)Total cost of revenue, sales and marketing, research and development and general and administrative expenses per the consolidated statement of comprehensive income.
24.    Other income and other expense
Other income and other expense consisted of the following (in thousands):

	Year ended December 31,
	2024	2023
Other income
Gain on disposition of property and equipment	$178	$3
Miscellaneous gain	358	199
Total	$536	$202

	Year ended December 31,
	2024	2023
Other expense
Loss on disposition of property and equipment	$2	$1
Miscellaneous loss	207	235
Total	$209	$236
25.    Earnings per share
25.1.    Basic earnings per share is computed by dividing earning by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. The following table presents the calculation of basic earnings per share (in thousands, except share and per share amounts):

	Year ended December 31,
	2024	2023
Numerator:
Profit applicable to DoubleDown Interactive Co., Ltd.	$124,105	$101,039
Weighted average shares outstanding - basic	2,477,672	2,477,672
Basic earnings per share	$50.09	$40.78
25.2.    Diluted earnings per share is computed by dividing profit applicable to owners of the Company by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period. The Company does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2024 and 2023 are the same as the basic earnings per share.
26.    Supplemental of Cash Flows
26.1.    The following table represents transactions not affecting cash flows for the years ended December 31, 2024 and 2023 as follows (in thousands):

	Year ended December 31,
	2024	2023
Extended long-term borrowings with related party	$34,014	$—
Reassessment right-of-use assets	742	—
Reassessment lease liabilities	(987)	—
26.2.    The following table presents changes in liabilities arising from financing activities as follows (in thousands):

	Year ended December 31, 2024
	Beginning	Financing Activities	Non-cash depreciation (1)	Non-cash others	Ending
Lease liabilities	$7,577	$(1,700)	$372	$(1,577)	$4,672
Current potion of borrowings with related party	38,778	—	—	(38,778)	—
Long-term borrowings with related party	—	—	—	34,014	34,014
Total	$46,355	$(1,700)	$372	$(6,341)	$38,686
(1) Non-cash movements include interest payments classified as operating activities in the statement of cash flows.

	Year ended December 31, 2023
	Beginning	Financing Activities	Non-cash depreciation (1)	Non-cash others	Ending
Lease liabilities	$4,675	$(3,255)	$204	$5,953	$7,577
Current potion of borrowings with related party	—	—	—	38,778	38,778
Long-term borrowings with related party	39,454	—	—	(39,454)	—
Total	$44,129	$(3,255)	$204	$5,277	$46,355
(1) Non-cash movements include interest payments classified as operating activities in the statement of cash flows.
27.    Commitments and contingencies
27.1.    Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018, which was subsequently amended on July 1, 2019 and November 27, 2019. On October 1, 2023, DDI-US entered into the Game Development Services Agreement with DoubleU Games, which supersedes the DoubleU Games License Agreement. Pursuant to the Game Development Services Agreement, DoubleU Games grants us, through DDI-US, an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. As of December 31, 2024, we licensed from DUG approximately 50 game titles under the terms of this agreement.
F-45

In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games.
We, through SuprPlay Limited, also entered into a new game license agreement with DoubleU Games with effect from August 20, 2024. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services Agreement with IGT. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we paid IGT an initial royalty rate of 10% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. Effective January 1, 2019, we amended the agreement to revise the royalty rate for proprietary game asset types to 7.5% of revenue. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the years ended December 31, 2024 and 2023 totaled $4.5 million and $5.3 million, respectively, and are recognized as a component of cost of revenue.
27.2.    Legal contingencies
On April 12, 2018, a class-action lawsuit was filed against DDI-US demanding a return of unfair benefit under the pretext that the Company’s social casino games are not legal in the State of Washington, United States. On August 29, 2022, DDI-US entered into an agreement in principle to settle the aforementioned case and associated proceedings, pursuant to which, among other things, DDI-US would contribute $145.25 million to the settlement fund. This agreement in principle received final court approval with the final contribution to the settlement fund made in June 2023. The Company recorded an accrual of $95.25 million for the year ended January 1, 2023, less $50 million for payments made in the fourth quarter of 2022, which was subsequently settled via a $95.25 million cash payment in the second quarter of 2023.
As of the reporting date, the Company is a defendant in three lawsuits seeking damages, filed in the states of Alabama, Kentucky, and Tennessee. These lawsuits allege that the Company’s social casino-themed games constitute unlawful gambling under state laws. The Company denies the allegations, contends its games are not gambling under the applicable law, contends that the case suffers from various procedural defects. At this time, the Company is unable to reasonably predict the outcome of these legal proceedings and cannot estimate what impact, if any, the litigation may have on the Company’s consolidated financial statements.
27.3.    Director and Officers’ indemnification agreement
The Company’s maximum aggregate liability for all loss and expenses on account of any and all requests for indemnity under the Indemnification Agreement or any similar indemnity agreement with any other indemnitee will be $5,000,000 per every 12-month period.
27.4.    Other matters
In March 2025, DDI-US received a letter from IGT (“IGT Letter”) purporting to terminate the Company’s licenses to develop and distribute IGT social casino game titles throughout the United States. The IGT Letter cited the January 2025 public memo issued by the Washington State Gambling Commission (“WSGC”), where the WSGC encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. While the outcome of this matter is currently uncertain, the Company believes that IGT has no basis to terminate the licenses and that the Company’s distribution of the licensed games is not prohibited under Washington State law.

28.    Related party transactions
28.1.    Related party
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements. The related party is as follows:

Relationship	Company name
Controlling shareholder	DoubleU Games Co., Ltd
28.2.    Transactions with related party
The following is a summary of expenses charged by DoubleU Games (in thousands):

	Year ended December 31,
	2024	2023
Royalty expense	$2,314	$2,565
Other expense	5,587	1,636
28.3    Account balances with related party
Amounts due to DoubleU Games are as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Accounts payable and accrued expenses	$1,958	$1,620	$315
Other receivables	3	—	—
28.4.    Borrowing transaction with related party
Borrowing transaction details to DoubleU Games are as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
4.6% Senior notes with related party	$34,014	$38,778	$39,454
Accrued interest on 4.6% Senior Notes with related party	936	9,501	7,852

	Year ended December 31,
	2024	2023
Payments	$9,655	$—
Interest expenses	1,682	1,762

28.5.    Lease transactions with related party
Lease transaction details to DoubleU Games, are as follows (in thousands):

	December 31, 2024	December 31, 2023	January 1, 2023
Right-of-use assets	$2,238	$5,634	$854
Lease liabilities	2,335	5,685	1,061

	Year ended December 31,
	2024	2023
Payments	$1,076	$1,384
Interest expenses	243	111
28.6.    Key management personnel compensation
The compensation for the key management personnel (registered directors) for the years ended December 31, 2024 and 2023 is as follows (in thousands):

	Year ended December 31,
	2024	2023
Wages and salaries, incentives	$2,273	$2,657
Expenses related to retirement benefits	27	91
Total	$2,300	$2,748
29.    Segment information
29.1.    Segment reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, our Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. Total assets and liabilities for each segment are not reported to chief operating decision maker. We operate in the following business segments: social casino games and iGaming (in thousands):

	Year ended December 31,
	2024	2023
Revenue:
Social casino games	$308,279	$304,602
iGaming	33,051	4,262
Total Revenue	$341,330	$308,864
Advertising expenses:
Social casino games	$29,898	$43,300
iGaming	9,678	1,863
Total advertising expenses	$39,576	$45,163
Depreciation and amortization (including right-of-use assets):
Social casino games	$1,885	$2,915
iGaming	3,301	551
Total depreciation and amortization (including right-of-use assets)	$5,186	$3,466
Interest income:
Social casino games	$15,657	$13,677
iGaming	—	—
Total interest income	$15,657	$13,677
Interest expense:
Social casino games	$2,022	$2,038
iGaming	27	—
Total interest expense	$2,049	$2,038
Profit before income tax
Social casino games	$165,838	$133,116
iGaming	(2,958)	(1,769)
Total profit before income tax	$162,880	$131,347
29.2.    Disaggregation of revenue and non-current assets
The Company’s business operations are located in domestic and international regions, including the United States. We believe disaggregation of our revenue based on platform and geographical location are appropriate categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
The following table presents our revenue disaggregated based on the geographical location of our players (in thousands):

	Year ended December 31,
	2024	2023
U.S.	$269,481	$267,721
Canada	19,592	19,571
United Kingdom	27,072	5,133
Korea	—	—
International-other	25,185	16,439
Total	$341,330	$308,864

The following table presents non-current assets by geographical regions (in thousands):

	Year ended December 31,
	2024	2023
Korea	$2,479	$5,874
U.S.	416,835	417,084
Europe	29,818	34,355
Total (1)	$449,132	$457,313
(1) The amounts related to financial assets at fair value through profit or loss and deferred tax assets are excluded.
29.3.    Major external customers
No individual external customer accounted for more than 10% of consolidated revenue for each of the years ended December 31, 2024 and 2023.
30.    Acquisition
Business Combination – SuprNation
On October 31, 2023, the Company completed its acquisition of SuprNation, a European iGaming operator, which is now a direct, wholly-owned subsidiary of DDI-US, for a total cash purchase price was €28.9 million (or approximately $30.6 million). As a transaction separate from business combination, there was also a payment into escrow of €5.2 million (or approximately $5.5 million) and a deferred payment of up to €6.0 million (or approximately $6.5 million), relating to a performance-based holdback amount to be calculated based on the 18 months following the transaction close date, hereinafter referred to as ‘Performance-based incentive plan’. The transaction is expected to enable the Company to expand into the iGaming market. The Company accounted for the acquisition as a business combination Transaction costs incurred by the Company in connection with the acquisition, including professional fees, were $2.0 million.
The following table summarizes the allocation of the purchase consideration to the acquisition-date fair value of the assets acquired and liabilities assumed (in thousands):

Ⅰ. Total purchase consideration	$30,653
Ⅱ. Non-controlling interests	$114
Ⅲ. Identifiable Assets and liabilities, net	$13,834
Cash and cash equivalents	3,776
Accounts receivable	99
Prepaid expenses, and other assets	612
Intangible assets	16,356
Platform technology	6,987
Customers relationship	8,893
Gaming licenses	476
Property and equipment	34
Right-of-use assets	200
Other non-current assets	171
Accounts payable and other payables	(1,449)
Income taxes payable	(111)
Current lease liabilities	(191)
Other current liabilities	(3,794)
Deferred tax liabilities, net	(1,630)
Other non-current liabilities	(239)
IV. Goodwill (Ⅰ+Ⅱ-Ⅲ )	$16,933

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
Contemporaneously with entering into the definitive agreement, the Company also adopted an eighteen-month performance-based incentive plan for certain key employees of SuprNation, under which the key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, which vest over the eighteen-month period. The performance-based incentive plan is contingent upon the achievement of certain revenue and other performance targets by the acquired business and the continued employment of such key employees between 2023 and 2025. Such plan became effective at the closing of the transaction. In August 2024, $4.2 million of the incentive plan was modified to be contingent solely upon continued employment. As of December 31, 2024 and 2023, the Company recognized total expenses of $6.6 million and $0.9 million, respectively, for the performance-based incentive plan.
The Company’s consolidated statement of comprehensive income as of December 31, 2023, includes SuprNation's revenue of $4.3 million and pre-tax loss of $1.8 million for the period from the acquisition date of October 31, 2023 to December 31, 2023. Had the Company been included in the consolidation scope from January 1, 2023, the Company’s consolidated statement of comprehensive income would have reflected estimated revenue of $330.5 million and profit of $89.7 million.