Form 20-F
period 2025-12-31
DoubleDown Interactive Co., Ltd.
filed 2026-03-31
CIK 1799567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
____________________
FORM 20-F
____________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
c/o DoubleDown Interactive LLC
6671 S. Las Vegas Blvd., Building D, Suite 210
Las Vegas, Nevada 89119
+1-702-761-6899
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
(as of December 31, 2025)
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

i

About this annual report
As used in this annual report, unless the context otherwise requires or otherwise states, (a) references to “we,” “us,” “our,” the “Company,” our “Company” and similar references refer to DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of Korea, which is sometimes referred to in this annual report as “DDI,” its Korean subsidiary, Double8 Games Co., Ltd. (“Double8 Games”), its U.S. subsidiary, DoubleDown Interactive LLC, a Nevada limited liability company (“DDI-US”), and DDI-US’ wholly-owned subsidiaries, SuprNation AB, a Swedish limited liability company (together with its subsidiaries, “SuprNation”), and WHOW Games GmbH, a German limited liability company (together with its subsidiaries, “WHOW Games”), and (b) references to “DoubleU Games” or “DUG” refer to DoubleU Games Co., Ltd., a Korean company and our controlling shareholder.
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. The terms “dollar,” “USD,” “US$” or “$” refer to the legal currency of the United States. Currency amounts in this annual report are stated in dollars, unless otherwise indicated. Our reporting currency is the U.S. dollar, and our functional currencies are the Korean Won, or KRW or “(Won)”, and the Euro (“EUR” or “€”). Unless otherwise indicated, convenience translations included in this annual report of Korean Won into U.S. dollars and the Euro into U.S. dollars have been made at the rate of KRW1,444.55 = US$1.00 and €1.1736 = US$1.00, respectively, as reported by the Board of Governors of the Federal Reserve System on December 31, 2025. Historical and current exchange rate information of the Korean Won against the U.S. dollar may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_ko.htm. Historical and current exchange rate information of the Euro against the U.S. dollar may be found at https://www.federalreserve.gov/releases/h10/hist/dat00_eu.htm.
Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We adopted IFRS as issued by IASB for the annual period beginning on January 1, 2024. In accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), our date of transition to IFRS is January 1, 2023. Prior to the adoption of IFRS, we previously prepared our consolidated financial statements, up to and including December 31, 2023, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our fiscal year ends on December 31 of each year as does our reporting year. Therefore, any references to 2025, 2024 and 2023 are references to the fiscal and reporting years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively. See Note 2: Basis of preparation and material accounting policies to our audited consolidated financial statements for a discussion of the basis of presentation, transition of IFRS, functional currency and translation of financial statements.
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
Please see “Item 5A. Operating Results—Reconciliation of non-IFRS measures” for a reconciliation of non-IFRS financial measures to the most directly comparable financial measures calculated in accordance with IFRS.
Market and industry data
This annual report contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications
i

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
•U.S. and international economic and industry conditions; and
•potential regulatory changes in the U.S. imposed by the current administration.
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
•To date, we have been reliant upon our DoubleDown Casino game for a significant majority of our revenue.
•We rely substantially on third-party platforms to make our social casino games available to players and to collect revenue.
•Certain social opposition to interactive gaming or potential issues relating to social casino games could adversely impact our business and limit the growth of our operations.
•Our global operations expose us to business and legal risks, which could restrict or limit our ability to execute our strategy.

•Non-compliance with regulations or licensing issues in one jurisdiction may adversely affect licensing, operations, and key service relationships across other jurisdictions.
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
•DoubleU Games is our majority shareholder and has voting control over key decisions affecting our Company and our shareholders.
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
Our social casino games are available to players for free, and we generate revenue from players only if they voluntarily purchase virtual chips above and beyond the level of free virtual chips provided periodically as part of the games. In particular, we monitor the number of players who make a purchase to assess any periodic changes in behavior and associated trends. Average MPUs for social casino games, or the average number of players who made a purchase in our social casino games at least once in a month, increased from 2024 to 2025, and our overall payer conversion rate for social casino games has also increased from 6.7% in 2024 to 8.2% in 2025. Our paying players of social casino games may stop making purchases in our games or playing our games altogether at any time. In order to sustain or increase our revenue levels, we must increase the amount our players spend in our games and/or increase the number of players who purchase virtual chips. To retain paying players, we must devote significant resources so that the games they play retain their interest and motivate them to purchase virtual chips through incentives and engaging content. If the average amount spent by our paying players declines, if we fail to offer games that sufficiently incentivize players to purchase our virtual chips, or if we fail to properly manage the economics of free versus paid chips, our business, financial condition, and results of operations could be materially and adversely affected.
Our DoubleDown Casino game has generated a significant majority of our revenue, and we intend to continue to refresh content and launch new games in order to attract and retain a significant number of paying players to grow our revenue and sustain our competitive position.
Historically, DoubleDown Casino has accounted for a significant majority of our revenue (2025: 76.1%; 2024: 88.6%), and we expect that this dependency will continue for the foreseeable future while we endeavor to further diversify our portfolio through the addition of new games. See “Item 4B. Business Overview—Our games.” Our growth will depend, in part, on our ability to consistently refresh content for our existing games to promote engagement with our players, as well as launch new games that achieve significant popularity. However, as we add new games to our portfolio, certain of our players may leave existing games, such as DoubleDown Casino, and move to a new offering. As we refresh content and develop new games, we expend significant resources in research and development, analytics, marketing, and others to design, test, and launch refreshed content and our new games.
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

We rely mainly on third-party platforms to make our social casino games available to players and to collect revenue.
Our social casino games are distributed through several main platform providers, including Apple, Facebook, Google, and Amazon, which also provide us valuable information and data, such as the rankings of our games. Historically, a significant majority of our revenue was generated by players using those platforms (2025: 79.8%; 2024: 90.0%), although revenue from purchases made through company-owned channels, including web storefront transactions and other direct payment flows, continued to increase over the recent years. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any emerging platform providers that are widely adopted by our target player base in the geographic markets in which we operate.
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
The U.S. Court of Appeals for the Ninth Circuit decided that a social casino-themed game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits and arbitration proceedings have been filed against other defendants in the past, including us. In the United States, we have several pending lawsuits and arbitrations alleging that our social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. On February 3, 2026, the Attorney General of the State of Washington initiated a similar lawsuit against our competitors alleging that certain of their games violate state gambling and consumer protection laws.
On September 17, 2018, 15 international gambling regulators, plus the Washington State Gambling Commission, signed a declaration expressing concern “with the risks posed by the blurring of lines between gambling and other forms of digital entertainments such as video gaming,” including, among others, social casino gaming. The regulators committed to work together to analyze the characteristics of video games and social gaming, and to engage in an informed dialogue with the video game and social gaming industries to ensure the appropriate and efficient implementation of applicable laws and regulations. The regulators also indicated they would work closely with their consumer protection enforcement agencies. Several other gambling regulators have joined as new signatories to the declaration since its publication. In 2019, the regulators presented their conclusions and encouraged national consumer protection authorities to continue to be involved in the debate over the blurring of lines between gambling and video game products, while recognizing that ultimately whether these activities trigger the implementation of gambling regulation would depend on each nation’s gambling definition. Many other similar cases have been filed in the United States related to allegations regarding legality of loot boxes and purported gambling within video games products. For example, since 2020, there have been many cases filed against social casino-themed game developers, or our third-party platform providers, alleging that social casino-themed games violate various state’s gambling laws, including cases in California, Washington, Mississippi, Alabama, Connecticut, Georgia, New York, Tennessee, Kentucky, Ohio and New Mexico. We cannot predict the likelihood, timing, scope, or terms of any actions taken as a result of the declaration.
Consumer protection concerns regarding games such as ours have been raised in the past and may again be raised in the future. These concerns include (i) whether social casino games may be shown to serve as a gateway for adolescents to monetary gambling, (ii) methods to limit the ability of children to make in-game purchases, and (iii) a concern that social casino gaming companies are using big data and advanced technology to predict and target “vulnerable” users who may spend significant time and money on social casino games in lieu of other activities. Such concerns could lead to increased scrutiny, including the potential imposition of a regulatory framework, over the manner in which our games are designed, developed, distributed, and presented. For example, in December 2022, Epic Games and the U.S. Federal Trade Commission (the “FTC”) announced a settlement, in which Epic Games agreed to pay a $245 million to the FTC relating to in-game purchases in Epic Game’s popular Fortnite game. It is difficult for us to monitor and enforce age or other jurisdictional restrictions with respect to players who download or play our games, as we rely mainly on third-party distribution platforms such as Apple App Store, Facebook, Google Play Store, and Amazon Appstore. We cannot predict the likelihood, timing, or scope of any concern reaching a level that will impact our business, or whether, as a result, we would suffer any adverse impacts to our results of operations, cash flows, financial condition, and reputation.
Additionally, new laws and regulations, or new interpretations or applications of existing laws and regulations in a manner inconsistent with our practices, have restricted, and may continue to restrict, our games, limit our ability to pursue certain business models or AI-enabled functionalities, require us to incur substantial costs, expose us to civil or criminal liability, or cause us to change our business practices. These laws and regulations are evolving and involve matters relating to our business, including, among others, online safety regulations such as the EU Digital Services Act, requiring a yearly transparency report, and the UK Online Safety Act, requiring all in scope services to complete, at least once a year, a number of risk assessments, competition laws such as the EU Digital Markets Act, consumer protection laws such as the

EU’s New Deal for Consumers, EU’s Digital Fairness Act, advertising laws such as the UK’s CAP Code, whistleblowing laws, such as the EU Whistleblower Directive, and artificial intelligence regulations such as the EU Artificial Intelligence Act and various U.S. state-level legislation, which could result in monetary penalties and create a range of new compliance obligations.
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

In March 2025, DDI-US received a letter from IGT purporting to terminate our licenses to develop and distribute IGT social casino game titles and demanding that we cease distribution of associated game titles throughout the United States without IGT’s consent (the “IGT Letter”). The IGT Letter cited, among other things, a January 2025 public memo issued by the Washington State Gambling Commission (the “WSGC”) in connection with its views regarding the legality of “wagers” of virtual currency in social casino games. See “Item 4B. Business Overview—Regulation of the Industry”. We responded to the IGT Letter in April 2025, disputing the termination, and we have not received any subsequent response from IGT to date. We believe that IGT has no basis to terminate our licenses and that our distribution of the licensed games is not prohibited under Washington State law. We intend to vigorously defend our rights under the IP License Agreement and continue distributing IGT social casino game titles in Washington and nationwide as allowed under the IP License Agreement. See “—Risks Related to our Business and Industry—Legal proceedings and government investigations may materially adversely affect our business and our results of operations, cash flows, and financial condition”below and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”
In addition, we have licensing arrangements with our controlling shareholder, DUG, since March 2018, pursuant to which we are granted an exclusive license to develop and distribute certain of their social casino game titles and sequels, subject to our payment of customary terms and license fees. As of December 31, 2025, we license from DUG approximately 49 game titles that are actively offered to players. We expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms. See “Item 4B. Business Overview—Intellectual property.”
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
For example, in the United States, we have several pending lawsuits and arbitrations alleging that our social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. We deny such allegations and vigorously defend ourselves against them. At this time, we are unable to reasonably predict the outcome of these legal proceedings, and we cannot reasonably estimate the impact of these lawsuits on our consolidated financial statements. See Note 27: Commitments and contingencies to our audited consolidated financial statements included elsewhere in this annual report.
From time to time, in the ordinary course of our business, we may receive or be subject to inquiries or investigations by state and federal regulatory agencies and bodies such as state attorney general’s office, the WSGC, and other state or federal agencies or bodies regarding our business operations and game offerings, including compliance requirements regarding our social casino games. We address these inquiries directly as they arrive,and engage where appropriate in open dialogue with regulators.

For example, in August 2024, our subsidiary, DDI-US, was served with a Civil Investigative Demand (“CID”) letter from the Washington State Attorney General’s Office (the “WSAG”) pursuant to the Washington State’s Consumer Protection Act, seeking information and documentation from DDI-US relating to, among other things,social casino apps that DoubleU Games and its affiliates have developed, published, owned, operated and/or updated. The CID explains that the WSAG is conducting a broad investigation across the industry concerning possible violations of the Revised Code of Washington§19.86.020 (unfair or deceptive acts or practices in the conduct of any trade or commerce) and the Revised Code of Washington §9.46 et seq. (the 1973 Gambling Act) by casino apps offered in the state. We have responded to the CID, and we believe that our activities do not constitute any violations of the Washington State laws cited in the CID letter. However, at this time, we are unable to reasonably predict the outcome or the impact of the CID and related inquires on our business, financial condition or results of operations.

In addition, in January 2025, the WSGC issued a public memo in which it asserted that games of chance involving “wagers” of virtual currency likely constitute illegal gambling under Washington State law. The WSGC also encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. In March 2025, we received the IGT Letter, to which we responded in April 2025. To date, we have not received any subsequent response from IGT. For more information on current regulatory matters in the State of Washington and potential impact on our licenses with IGT, see “—Risks Related to our Business and Industry—We rely on the ability to use the intellectual property rights of third parties, and we may lose the benefit of some of the intellectual property licensed to us if the license agreements are terminated” above, “Item 4B. Business Overview—Intellectual property”, “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings”, and Note 27: Commitments and contingencies to our audited consolidated financial statements included elsewhere in this annual report.

To date, we have not received any letter, notice, or claim from the WSGC regarding our compliance with Washington State law or alleging that our social casino games likely constitute illegal gambling under Washington State law. We are fully cooperating and will continue to fully cooperate with the WSAG in its investigation. We have incurred, and may continue to incur, additional expenses related to legal and other professional services in connection with matters relating to or arising from the WSAG investigation and the IGT Letter. We cannot predict the likelihood, timing, scope, terms, outcome, or consequences of any actions taken by any regulatory body or IGT. If the WSAG, the WSGC, or any of these agencies were to conclude that enforcement action is appropriate, or if any court with jurisdiction were to issue an injunction against us, we may be required to, among other things, cease distributing the social casino games licensed from IGT in the State of Washington or nationwide and/or pay civil penalties and fines. In addition, our board of directors, management and employees may expend a substantial amount of time on the government investigations, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, financial condition and results of operations.
In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. For example, on February 3, 2026, the WSAG initiated a lawsuit against our competitors alleging that certain of their games violate state gambling and consumer protection laws. We could, in connection with any such proceedings or regulatory actions be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition.

Our global operations expose us to business and legal risks, which could restrict or limit our ability to execute our strategy.
Significant majority of our revenues are currently generated through DDI-US in the United States. Our headquarters and all game development and technology operations for our social casino games and apps are based in Seoul, Korea. We are subject to risks customarily associated with such global operations, including: the complexity of laws, regulations, and markets in the countries in which we operate; the uncertainty of enforcement of remedies in certain jurisdictions; the effect of currency exchange rate fluctuations; export control laws; the impact of foreign labor laws and disputes; the ability to attract and retain key personnel; the economic, tax, and regulatory policies of local governments; compliance with applicable anti-money laundering, anti-bribery, and anti-corruption laws, including the Foreign Corrupt Practices Act, The Improper Solicitation and Graft Act of Korea, and other anti-corruption laws that generally prohibit persons and companies and their agents from offering, promising, authorizing, or making improper payments to foreign government officials for the purpose of obtaining or retaining business; and compliance with applicable sanctions regimes regarding dealings with certain persons or countries. Certain of these laws also contain provisions that require accurate recordkeeping and further require companies to devise and maintain an adequate system of internal accounting controls.
If we adopt policies and controls that are ineffective or an employee or intermediary fails to comply with the applicable regulations, we may be subject to criminal and civil sanctions and other penalties. Any such violation could disrupt our business and adversely affect our reputation, results of operations, cash flows, and financial condition. In addition, our business operations could be interrupted and negatively affected by terrorist activity, political unrest, or other economic or political uncertainties. Moreover, countries, including in particular Korea, the United States, Malta and Germany could impose tariffs, quotas, trade barriers, and other similar restrictions that adversely impact the international nature of our business.
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
In October 2023, we completed the acquisition of SuprNation, an iGaming operator with its main operations in Europe, and in July 2025, we completed the acquisition of WHOW Games, a social casino developer headquartered in Germany. See Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report. SuprNation’s growth prospects depend on the legal status of real-money gaming in various jurisdictions, and legalization may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if jurisdictions legalize real money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, or existing laws or regulations may be changed or interpreted adversely, any of which could adversely affect SuprNation’s future results of operations and make it more difficult to meet our expectations for its financial performance.

Failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a license or permit applied for in a particular jurisdiction, could impact SuprNation’s ability to comply with licensing and regulatory requirements in other jurisdictions, or could cause the rejection of license applications or cancellation of existing licenses in other jurisdictions, or could cause financial institutions, online and mobile platforms, advertisers and distributors to stop providing services to SuprNation which it relies upon to receive payments from, or distribute amounts to, its users, or otherwise to deliver and promote our product offerings and services.
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
We also compete with online gaming companies, including those that offer social casino games such as Playtika, Aristocrat, SciPlay, Netmarble, Take-Two Interactive, and other iGaming operators such as Flutter Entertainment, DraftKings and Bet365, and some of these companies have a base of existing players that is larger than ours. In addition, our controlling shareholder, DoubleU Games, also creates and markets online games and represents a potential source of competition for talent, content development, and players. The interests of DoubleU Games may, from time to time, conflict or compete with our interests. Some of our current and potential competitors, including DoubleU Games, enjoy substantial competitive advantages, such as greater financial, technical, and other resources and, in some cases, the ability to rapidly combine online platforms with traditional staffing solutions. These companies may use these advantages to develop different platforms and services to compete with our games, spend more on advertising and marketing, invest more in research and development or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions, or player preferences or requirements. If we are not able to respond to and manage competitive pressure on our business effectively, it could adversely impact our results of operations, cash flows, and financial condition.
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
Inflation in the United States and global markets has been relatively high in recent years, and during 2024 and 2025, the economy in the United States and global markets continued to experience an increase in inflation. Changes in evolving

U.S. domestic and international policies under the new Trump administration, including the imposition or increase of tariffs, new global pandemics, geopolitical developments such as the Russia-Ukraine conflict and the Israeli conflict, and other global economic or political disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue to stable or will increase and at what rate. Increases in inflation raise our costs for R&D, talent acquisition, and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding global pandemics, geopolitical developments, and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty, concerns of which may cause the players of our games to change their behaviors, such as to spend less on in-game purchases, which, in turn, could have a material adverse impact on our financial condition, results of operations, or cash flows.
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
We are subject to a variety of laws in the United States, Korea, Malta, Germany and other jurisdictions, including laws regarding consumer protection, intellectual property, virtual items and currency, export, and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside of Korea, Malta, Germany and the United States. It is also likely that as our business grows and evolves and our games are played in larger volume in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.
It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States, Korea, Malta, Germany and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, gaming, copyright, distribution, and antitrust. Our ability to access potentially key markets in the future, such as Korea and China, which currently restrict or otherwise limit entry for social casino gaming companies, will be dependent in part upon changes to the current legal and regulatory environment.
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
Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated over the years and may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapons and ballistic missile programs as well as its hostile military actions against Korea. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. Furthermore, North Korea has fundamentally shifted its policy toward the South. In early 2024, North Korean leadership formally abandoned the long-standing goal of peaceful reunification, designating South Korea as a “primary foe” and “principal enemy,” and dismantled agencies tasked with inter-Korean dialogue. This shift has increased the risk of accidental clash or military confrontation, as it removes previous diplomatic safeguards.
Internationally, the geopolitical landscape surrounding the Korean Peninsula has become more complex. While the United Nations Security Council has historically passed resolutions condemning North Korea’s actions, enforcement has been complicated by deepening strategic and military alignment between North Korea and Russia. Recent reports indicate increased cooperation involving the transfer of munitions and military technology, which may embolden North Korea’s military posture and mitigate the effectiveness of international sanctions. Diplomatic avenues remain largely stalled. The period of engagement seen in 2018 and 2019 has been replaced by a prolonged stalemate. Despite openness expressed by the U.S. and South Korean governments for dialogue without preconditions, North Korea has rejected these overtures, continuing its missile testing and rhetorical threats. In response, the United States, South Korea, and Japan have strengthened trilateral security cooperation and expanded joint military exercises, which North Korea portrays as aggressive provocations..
North Korea’s economy continues to face challenges, which may aggravate social and political pressures within the regime; however, the regime has demonstrated resilience and a prioritization of military spending over economic development. There can be no assurance that tensions will not escalate further, potentially leading to military skirmishes, cyber-attacks, or broader conflict. Further tensions in North Korean relations may also develop due to events such as North Korea’s leadership crisis, breakdown in high-level inter-Korea contacts, or any military hostilities. Alternatively, tensions may be resolved through reconciliatory efforts, which include peace talks, alleviation of sanctions, or reunification. There can be no assurance that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any increase in tensions, an outbreak in military hostilities or other actions or occurrences, could have a material adverse effect on the Korean economy and on our business, prospects, financial condition, and results of operations.
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
We entered into several loans with DoubleU Games as our lender in 2018 and 2019, which were extended on substantially the same terms for two years in May 2024. As of December 31, 2025, the aggregate outstanding principal amount of such loans was KRW50 billion (US$34.8 million). These loans will mature in May 2026, subject to certain prepayment rights. Each loan has a fixed interest rate of 4.60% per annum, with a default interest rate of an additional 5.0% per annum. Interest accrues quarterly, and is due and payable in full upon maturity. Further, if we are unable to repay the loans at maturity in May 2026, we may not be able to continue our operations in the event that we are unable to secure additional financing or otherwise restructure the loans. Although these loans are unsecured, we could nonetheless be forced by DoubleU Games to liquidate our operations and dissolve. See “Item 5B. Liquidity and Capital Resources—Short-term and long-term borrowings.”
A significant portion of our intellectual property portfolio is subject to license agreements with DoubleU Games and our operations could be adversely affected by the amount of royalty payments we are required to make under the agreements.
We are subject to a number of licensing and research and development agreements with DoubleU Games. As of the date of this annual report, DoubleU Games controlled approximately 67.1% of our shares. DoubleU Games has granted us exclusive rights during the term of the agreements for development and distribution of social casino game titles and sequels in social online gaming. As of December 31, 2025, we license from DUG approximately 49 slot titles that are actively offered to end users. We are obligated to pay royalties and license fees to DoubleU Games in connection with these rights. Our licensing and development agreements with DUG will remain in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, these agreements provide that the parties will mutually renegotiate the terms of such agreements. If the parties decide to terminate, it could materially adversely affect our ability to continue to use and exploit these rights and the associated gaming content we distribute through our channels. In such event, our business operations, including our revenues and profitability, could be materially harmed unless and until we are able to create or acquire new revenue streams of comparable financial impact. In addition, our reputation would suffer from the loss of this content and we could lose all or a substantial portion of our players for an indefinite period.
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
ITEM 4.         INFORMATION ON THE COMPANY
A.History and Development of the Company
Our Company was originally established as The8Games Co., Ltd., in Seoul, Korea in 2008, an interactive entertainment studio focused on the development and publishing of casual games and mobile applications. In 2016, DUG acquired a controlling stake in our Company and, in 2017, DUG acquired the remaining stake in our Company, making us a wholly-owned subsidiary of DUG. Later in 2017, DUG also acquired DDI-US through our Company, believing that our strengths could be highly complementary to DDI-US for creating more powerful social casino gaming content. We changed our name to DoubleDown Interactive Co., Ltd. in December 2019. In February 2020, we acquired Korea-based Double8 Games from DUG. In October 2023, we acquired SuprNation, a European iGaming operator, and in July 2025, we acquired WHOW Games, a social casino developer based in Germany. SuprNation and WHOW Games are direct, wholly-owned subsidiaries of DDI-US. See “—B. Business Overview” below and Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report. Our current corporate structure is as follows:

Our ADSs representing common shares are listed for trading on The Nasdaq Stock Market under the symbol “DDI”.
Our agent for service of process in the United States is DoubleDown Interactive LLC, 6671 S. Las Vegas Blvd., Building D, Suite 210, Las Vegas, Nevada 89119. Our principal executive offices are located at 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul 06236, Korea. Our main telephone number is +82-2-501-7216. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. Our internet website is https://doubledowninteractive.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report. We have included our website address in this annual report solely for informational purposes.
B.Business Overview
Our Company
We are a leading developer, publisher and operator of digital games on mobile and web-based platforms. We operate two lines of businesses: (i) social casino games; and (ii) online casino services which offer games typically available in land-based casinos such as blackjack, roulette, and slot machines (“iGaming”), each of which is described below.
Social Casino Games
We are the creators of multi-format interactive entertainment experiences for casual players. We have been an early pioneer in the social casino gaming segment of casual gaming and were among the initial publishers to launch a social casino game on the Facebook platform in 2010 with the release of DoubleDown Casino. As the market has shifted materially to mobile platforms in recent years, we have also embraced new distribution channels for our games, which have significantly expanded our overall reach and market opportunity. Our games attract players of social casino and casual games, and have been installed over 121 million times to date. During 2025, an average of 1.3 million players played our games each month.
Our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games. Within the social casino segment of casual gaming, which includes free-to-play online slots, poker, table games, and bingo, DoubleDown Casino was ranked the fifth among the top game titles by revenue during 2025, according to Eilers & Krejcik , which estimated that the global social casino market was approximately $6.8 billion in 2025. As one of the leading players in social casino today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players.
We believe that success in casual gaming requires a combination of creativity and data science to acquire, engage and retain players. We have a deep understanding of our players which allows us to hone our game development, content strategy, and live game operations. Our all-in-one approach that combines numerous pieces of content within a single game streamlines the player experience while our best-in-class gaming elements, including graphics, user interface, and meta-features, such as daily challenges and loyalty programs, keep our players engaged. Collectively, our players exhibit higher monetization compared to that of our social casino peers, which we believe reflects our successful approach. Our average revenue per daily active user (“ARPDAU”) was $1.34 during 2025.
We believe our access to content is among the broadest in the gaming industry. In addition to our internally- developed content, we also have access to content from IGT, one of the largest casino equipment suppliers in the world, and creator of well-known slot games such as Cleopatra, Wolf Run, and Megabucks, as well as from DoubleU Games, our controlling shareholder and a leading developer and publisher of social casino games based in Korea. Since 2008, we have had access to over 2,000 slot titles through our partnerships with IGT and DUG and we have internally developed a catalogue of over 190 original slot titles. We continue to provide our players with a superior gaming experience by leveraging our three content pillars: DDI, IGT, and DUG.
In July 2025, we acquired WHOW Games, a social casino developer headquartered in Hamburg, Germany. We believe the transaction would enable us to leverage WHOW Games’ proven expertise in the European market and to pursue growth opportunities in Europe, particularly in Germany. See Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.

iGaming
In October 2023, we acquired SuprNation, a European iGaming operator, which became a direct, wholly-owned subsidiary of DDI-US. As a result of the acquisition, we now operate three licensed iGaming platforms in select European regions where SuprNation is licensed. SuprNation offers a diverse portfolio of proprietary games developed through its in-house studio and licensed games.
SuprNation contributed a total revenue of $61 millions for the year ended December 31, 2025, representing approximately 17% of our total revenue for 2025. SuprNation contributed a total revenue of $33 million for the year ended December 31, 2024, representing approximately 10% of our total revenue for 2024.
Going forward, we seek to grow revenue from SuprNation, primarily by expanding player engagement in those countries where SuprNation currently operates. This includes leveraging localized marketing strategies, optimizing user experience, and expanding our portfolio of games to attract and retain a broader player base.
The roots of our business
Our Company was originally established as The8Games Co., Ltd., in Seoul, Korea in 2008, an interactive entertainment studio focused on the development and publishing of casual games and mobile applications. In 2016, DUG acquired a controlling stake in our Company and the remaining stake was acquired by DUG in 2017, making us a wholly-owned subsidiary. Later in 2017, DUG also acquired DDI-US from IGT through our Company, believing that our strengths are highly complementary to DDI-US for creating more powerful social casino gaming content. Following the acquisition, DDI-US began to leverage IGT’s expansive selection of land-based casino content, which we continue to utilize through a licensing agreement, to release proven slot titles designed to enrich the authentic playing experience of our games. Additionally, DUG provides our Company with a strong catalogue of casino content and the operating expertise of an early mover and leader in social casino gaming. We currently operate in the United States through DDI-US, our wholly-owned subsidiary. We changed our name to DoubleDown Interactive Co., Ltd. in December 2021. In October 2023, we acquired SuprNation, which currently operates our iGaming business. In July 2025, we acquired WHOW Games, which expanded our social casino game business in Europe.
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

Industry overview and market opportunity
Gaming has gained widespread popularity over the last decade and has become one of the largest forms of entertainment globally. Consumer spending on gaming was estimated to be approximately $189 billion in 2025 according to Newzoo Online. Growth in the gaming industry are driven primarily by digitally distributed content and recurring player monetization models, including the following:
•Growth of mobile platforms and entertainment increasingly consumed through mobile. According to data from Newzoo Online, mobile gaming revenue will exceed $108 billion by 2027. We believe this trend presents an opportunity for greater engagement with players on mobile devices.
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
We believe that our market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three, and other similar games. The global social casino market was estimated to be $6.8 billion in 2025 according to Eilers & Krejcik . We believe that casual and social casino genres are converging, blending elements into new games. As one of the leading players in social casino gaming today, we believe we are well-positioned to combine our social casino expertise with additional game elements to deliver entertaining playing experiences for our players. Our management and development teams have experience developing both social casino and casual games.
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
•Access to deep content libraries and proven track record of developing new content. We have access to hundreds of highly recognizable, branded land-based slot titles through our IP License Agreement with IGT which enables us to deliver an authentic casino floor experience to our players. Our parent company, DUG, also has deep experience in developing social casino games. More than 400 titles are available to us exclusively, further enriching our content library. In addition to IGT and DUG content, our in-house research and development team develops proprietary slot content. Collectively, we have had access to over 2,000 slot titles through our IP License Agreement with IGT and our partnership with DUG and we have internally developed a proprietary catalogue of over 190 original slot titles. We have also had access to a wide variety of iGaming products and contents through our acquisition of SuprNation.
•Comprehensive player lifecycle management. We employ a rigorous, data-driven approach to player lifecycle management from user acquisition to ongoing engagement and monetization. We use internally-developed analytic tools to segment and target players and to optimize user acquisition spend across multiple channels. We believe our comprehensive, data-driven approach to managing players throughout the entirety of their lifecycle drives better monetization than our competitors, resulting in ARPDAU of $1.34 for 2025 for our social casino games.
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
DoubleDown Casino, our flagship game, targets social casino gamers who value authentic Vegas-style gameplay. The game replicates the land-based casino environment and utilizes our internally-developed slot titles, as well as those from IGT and DUG. A pioneer in the social casino gaming industry, DoubleDown Casino was first introduced in April 2010 on Facebook and achieved 10 million cumulative downloads in just 23 months. In February 2012, the DoubleDown Casino mobile app was launched on Apple App Store, Google Play Store, and Amazon Appstore. In 2018, we fully renewed the game by incorporating additional content, including from DUG, along with additional engaging in-app features such as High Limit Room, Jackpot Happy Hour, vouchers and coupon systems, and more granular membership segmentation. DoubleDown Casino features 400 free-to-play slots as of December 31, 2025. Almost a decade after its initial launch, DoubleDown Casino remains one of the most recognized social casino games, and ranked the fifth among the top game titles by revenue during 2025, according to Eilers & Krejcik.
Duelz (launched in November 2018)

Lobby	Tournament screen

Landing	Gameplay screen
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
Voodoo Dreams (launched in August 2016)

Lobby	Spell page

Landing	Gameplay screen
Voodoo Dreams is SuprNation’s first brand characterized by its ‘dark mode’ aesthetic interface. Unlike traditional online casinos, Voodoo Dreams focuses on a dark magic and spell casting gamification system. As players engage with games they earn experience points and spirit points, which allow them to unlock and “cast spells” to receive various rewards, such as bonuses or free spins. This game’s platform allows real-time duels between players where they compete against each other to drain their opponent’s heath points through gameplay.
MyJackpot (launched in November 2014)

Lobby	Slot games

Fortunas Wheel	Gameplay screen
MyJackpot is WHOW Games’ principal social casino games brand and operates as a free-to-play online gaming portal where players can enjoy a variety of slots and casino-style games. Designed as a dynamic and progression-based platform, MyJackpot enables players to unlock additional slot titles and in-game features as they advance through gameplay.

Technology infrastructure
We operate our social casino games and iGaming businesses on robust technology infrastructure. For our social casino games, we utilize an Amazon Web Service-based data and Huawei Cloud infrastructure that enables stable and agile data management, while our iGaming services leverage Gaming Innovation Group’s (“GIG”) cloud-based platform for enhanced scalability and integration. We designed our platform with multiple layers of redundancy to guard against data loss and to deliver high availability. Our data centers are currently located in Virginia, California, Malta, Frankfurt and Dublin. Our high-capacity servers support our data and analytics capabilities.
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
Our platform partners
Our social casino games are primarily distributed, marketed, and promoted through third party platform providers, primarily Apple App Store, Facebook, Google Play Store, and Amazon Appstore. Most of the virtual chips we sell are purchased using the payments processing systems of these platform providers. These platforms generally charge us approximately 25% of the gross receipts they collect from our players of social casino games. Our main platform partner for iGaming is GIG, which provides a cloud-based platform to support games. GIG generally charges approximately 10% of our revenue generated through its platform.
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
Our development operations are based in our Seoul headquarters facility, which includes a Korea game development center. The Korea center has approximately 71 employees who focus on the design, development, testing and delivery of our social casino games as well as the integration of our gaming platform with other internet applications and platforms. Our expenditures on technology and content development were approximately $12.0 million in 2025 and approximately $13.9 million in 2024.
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
Competition
We face significant competition in all aspects of our business. Our primary social casino game competitors include Playtika (acquired by a group of investors led by Shanghai Giant Network Technology Co.), Product Madness/Big Fish Games (subsidiary of Aristocrat), Take-Two Interactive, Netmarble and SciPlay (subsidiary of Light and Wonder). Our primary iGaming competitors include Flutter, Entain, and Betsson. Our principal competitors in the broader casual game market include Electronic Arts, Activision Blizzard, Electronic Arts, Take Two Interactive, Kabam, Rovio, and Tencent Holdings. On the broadest scale, we compete for the leisure time, attention, and discretionary spending of our players versus other forms of online entertainment, including social media, reading, and other video games on the basis of a number of factors, including:
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

Intellectual property
We rely on a combination of patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. As of December 31, 2025, we have five registered patents in the United States, one registered patent in Canada, 16 registered trademarks in the United States, 12 trademarks pending in the United States, and 38 registered trademarks in jurisdictions outside of the United States. As of December 31, 2025, our wholly-owned subsidiary, SuprNation, directly and indirectly holds one registered trademark in the United States, 11 registered trademarks in the EU, and 38 registered trademarks outside of the United States and the EU. As of December 31, 2025, our wholly-owned subsidiary, WHOW Games, directly and indirectly holds three registered trademarks in the EU and five registered trademarks in Germany.
We also license a significant amount of the intellectual property that we use in our business from IGT pursuant to the IP License Agreement. We entered into the IP License Agreement with IGT on June 1, 2017, and it was subsequently amended on October 4, 2018 and May 30, 2020. Pursuant to the IP License Agreement, as amended, IGT has granted us an exclusive, perpetual and irrevocable license to license and distribute certain IGT social casino game titles in the social online game field of use launched before June 1, 2020. For each slot game first launched in the social online game field by DDI-US starting on June 1, 2020, the license from IGT is non-exclusive, perpetual and irrevocable. The IP License Agreement has an initial term of ten years, and may be renewed, if certain conditions are met, for two additional five-year periods. The IP License Agreement may be terminated by either us or IGT for cause. Pursuant to the IP License Agreement, as of December 31, 2025, we license from IGT approximately 320 slot gaming intellectual property rights that are actively offered to end users through our game titles.
In March 2025, DDI-US received the IGT Letter purporting to terminate our licenses to develop and distribute IGT social casino game titles and demanding that we cease distribution of associated game titles throughout the United States without IGT’s consent. The IGT Letter cited, among other things, a January 2025 public memo issued by the WSGC,in which it asserted that certain games of chance where players “wager”virtual currency likely constitute illegal gambling under Washington State law. The WSCG encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. We responded to the IGT Letter in April 2025, disputing the termination, and we have not received any subsequent response from IGT to date. We believe that IGT has no basis to terminate our licenses and that our distribution of the licensed games is not prohibited under Washington State law. We intend to vigorously defend our rights under the IP License Agreement and continue distributing IGT social casino game titles in Washington and nationwide as allowed under the IP License Agreement. See “Item 3D. Risk Factors—Risks Related to our Business and Industry—We rely on the ability to use the intellectual property rights of third parties, and we may lose the benefit of some of the intellectual property licensed to us if the license agreements are terminated”, “Item 3D. Risk Factors—Risks Related to our Business and Industry—Legal proceedings and government investigations may materially adversely affect our business and our results of operations, cash flows, and financial condition”, and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019, and November 27, 2019. In March 2023, we, through DDI-US, entered into a new Game License Agreement with DoubleU Games with effect from January 1, 2023, which supersedes the prior DoubleU Games License Agreement. In November 20, 2024, we, through SuprPlay Limited, entered into another Game License Agreement with DoubleU Games with effect from August 20, 2024. Pursuant to the new Game License Agreements, DoubleU Games grants us, through DDI-US and SuprPlay Limited, non-exclusive and worldwide licenses to service and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these licenses, subject to certain customary terms and conditions. As of December 31, 2025, we license from DUG approximately 49 game titles that are actively offered to end users. Such license is subject to our payment of license fees.

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
The U.S. Court of Appeals for the Ninth Circuit decided that a social casino-themed game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits and arbitration proceedings have been filed against other defendants in the past, including us. In the United States, we have several pending lawsuits and arbitrations alleging that our social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. On February 3, 2026, the Attorney General of the State of Washington initiated a similar lawsuit against our competitors alleging that certain of their games violate state gambling and consumer protection laws.
On September 17, 2018, 15 international gambling regulators, plus the Washington State Gambling Commission, signed a declaration expressing concern “with the risks posed by the blurring of lines between gambling and other forms of digital entertainments such as video gaming,” including, among others, social casino gaming. The regulators committed to work together to analyze the characteristics of video games and social gaming and to engage in an informed dialogue with the video game and social gaming industries to ensure the appropriate and efficient implementation of applicable laws and regulations. The regulators also indicated they would work closely with their consumer protection enforcement agencies. Several other gambling regulators have joined as new signatories to the declaration since its publication. In 2019, the regulators presented their conclusions and encouraged national consumer protection authorities to continue to be involved in the debate over the blurring of lines between gambling and video game products, while recognizing that ultimately whether these activities trigger the implementation of gambling regulation would depend on each nation’s gambling definition. Many other similar cases have been filed in the United States related to allegations regarding legality of loot boxes and purported gambling within video games products. For example, since 2020, there have been many cases filed against social casino-themed game developers, or our third-party platform providers, alleging that social casino-themed games violate various state’s gambling laws, including cases in California, Washington, Mississippi, Alabama, Connecticut, Georgia, New York, Tennessee, Kentucky, Ohio and New Mexico. We cannot predict the likelihood, timing, scope, or terms of any actions taken as a result of the declaration.

Consumer protection concerns regarding games such as ours have been raised in the past and may again be raised in the future. These concerns include (i) whether social casino games may be shown to serve as a gateway for adolescents to money gambling, (ii) methods to limit the ability of children to make in-game purchases, and (iii) a concern that social casino gaming companies are using big data and advanced technology to predict and target “vulnerable” users who may spend significant time and money on social casino games in lieu of other activities. Such concerns could lead to increased scrutiny, including the potential imposition of a regulatory framework, over the manner in which our games are designed, developed, distributed, and presented. For example, in December 2022, Epic Games and the FTC announced a settlement, in which Epic Games agreed to pay a $245 million to the FTC relating to in-game purchases in Epic Game’s popular Fortnite game. It is difficult for us to monitor and enforce age restrictions with respect to players who download or play our games, as we mainly rely on third-party distribution platforms such as Apple App Store, Facebook, Google Play Store, and Amazon Appstore. We cannot predict the likelihood, timing, or scope of any concern reaching a level that will impact our business, or whether we would suffer any adverse impacts to our results of operations, cash flows, and financial condition. In a 2018 case, the United States Court of Appeals for the Ninth Circuit decided that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits have been filed against other defendants, including DDI-US.
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
Additionally, new laws and regulations, or new interpretations or applications of existing laws and regulations in a manner inconsistent with our practices, have restricted, and may continue to restrict, our games, limit our ability to pursue certain business models or AI-enabled functionalities, require us to incur substantial costs, expose us to civil or criminal liability, or cause us to change our business practices. These laws and regulations are evolving and involve matters relating to our business, including, among others, online safety regulations such as the EU Digital Services Act, requiring a yearly transparency report, and the UK Online Safety Act, requiring all in scope services to complete, at least once a year, a number of risk assessments, competition laws such as the EU Digital Markets Act, consumer protection laws such as the EU’s New Deal for Consumers, EU’s Digital Fairness Act, advertising laws such as the UK’s CAP Code, whistleblowing laws, such as the EU Whistleblower Directive, and artificial intelligence regulations such as the EU Artificial Intelligence Act and various U.S. state-level legislation, which could result in monetary penalties and create a range of new compliance obligations.
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
Our employees
As of December 31, 2025, we had approximately 260 full-time employees worldwide, of whom approximately 71 are based in our Seoul facility, 52 are based in our Seattle facility, 83 are based in our Malta facility, and 54 are based in our Hamburg facility. We have 115 employees dedicated to technology and content development, 57 in marketing, and 88 in general administration. We do not have any part-time employees nor do we have any unions or collective bargaining agreements with any of our employees.

C.Organizational Structure
Our principal operating subsidiaries as of December 31, 2025 are as follows:

Legal Entity Name	Jurisdiction	Percentage of Beneficial Ownership Interest Held Held(1)

DoubleDown Interactive LLC	Nevada	100%
Double8 Games Co., Ltd	Republic of Korea	100%
SuprNation AB	Sweden	100%
SuprClick Limited	Malta	100%
SuprHoldings Limited	Malta	100%
Red Sea Media Limited(2)	Malta	50%
SuprPay Limited	Malta	100%
SuprPlay Limited	Malta	100%
SuprMedia Limited	Gibraltar	100%
SuprIsle Limited	Isle of Man	100%
SuprIsle Services Limited	Isle of Man	100%
WHOW Games GmbH	Germany	100%
WHOW Marketing GmbH	Germany	100%
PlayCade Interactive GmbH	Germany	100%
(1)The percentage of ownership held by us, either directly or indirectly through our subsidiaries.
(2)We hold 50% of the voting power in Red Sea Media Limited and have decision-making authority over its management through the substantive control of its board of directors.

D.Property, Plants and Equipment
We currently lease four facilities located in Seoul, Korea, Seattle, Washington, Swieqi, Malta, and Hamburg, Germany, each of which comprises approximately 15,834 square feet, 13,219 square feet, 4,770 square feet, and 8,902 square feet, respectively. The Seoul facility is our principal office, serving as our management headquarters and providing research and development activities. The Seattle facility serves as our center of human resources and administrative activities for the U.S. operations. The Swieqi facility serves as our operation center for SuprNation. The Hamburg facility serves as our operation center for WHOW Games. We lease our principal office from DoubleU Games, and each of DDI-US, SuprNation and WHOW Games leases their respective office from an independent third party. Our Seoul lease was renewed in 2023 and expires on September 30, 2028. The terms of the Seoul lease provide for annual rent increases of $20,000, or an increase of approximately 2.9% per year. Our Seattle lease was originally entered into in July 2012, which was extended by amendment in October 2024, and will expire in June 2030. The terms of the Seattle lease provide for annual rent increases of $12,000, or an increase of approximately 3.0% per year. Our Swieqi lease was assumed as part of the SuprNation acquisition in October 2023, and expires on October 31, 2026. WHOW Games’ Hamburg lease commenced in April 2024 and its initial term will expire in March 2029. The Hamburg lease provides for CPI-indexed annual adjustments to the net rent commencing after the second lease year and includes two tenant renewal options of 60 months each.
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
We are the creators of multi-format interactive entertainment experiences for casual players. All of our social casino games are downloadable and playable for free on mobile platforms, and DoubleDown Casino is also available on web platforms. We designed our social casino games to provide free virtual chips to players at various time intervals based on our players’ playing behaviors and patterns. We generate substantially all of our social casino revenue from the sale of additional virtual chips, which players can choose to purchase at any time to enhance their playing experience. Our virtual chips cannot be withdrawn from the game, transferred from one game to another or from one player to another, or be redeemed for monetary value. In July 2025, we acquired WHOW Games, a social casino developer based in Germany. See Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.
In October 2023, we acquired SuprNation, a European iGaming operator, which is now a direct, wholly-owned subsidiary of DDI-US. As a result, we now operate three real-money iGaming sites in certain European countries where SuprNation is licensed. SuprNation contributed a total revenue of $61.0 million for the year ended December 31, 2025 and $33.1 million for the year ended December 31, 2024.
Going forward, we seek to grow this revenue, primarily by expanding player engagement in those countries where SuprNation currently operates. This includes leveraging localized marketing strategies, optimizing user experience, and expanding our portfolio of games to attract and retain a broader player base.
Our revenue increased to $359.9 million in 2025 from $341.3 million in 2024. We recorded profit for the year of $102.7 million in 2025, compared to profit for the year of $124.4 million in 2024. Our Adjusted EBITDA increased to $142.3 million in 2025 from $141.9 million in 2024. See “Item 5. Operating and financial review and prospect—Other key performance indicators and non-IFRS metrics and trends” below for a description of Adjusted EBITDA and for a reconciliation to profit, the most directly comparable financial measure calculated in accordance with IFRS.
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
We believe that cohort behavior provides insight into the overall revenue retention dynamics of our business, reflecting our ability to convert players into paying players and drive monetization of our games over time. In 2025, 95.9% of our revenue was generated by installations between 2010 and 2024, demonstrating our ability to consistently retain and monetize players. The chart below represents our quarterly gross player purchases by yearly installations since 2018.

Other key performance indicators and non-IFRS metrics
In addition to the measures presented in our consolidated financial statements, we use the following key performance indicators for our social casino games and non-IFRS financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Three months ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Average MAU (000s) (1)	1,389	1,118	1,163	1,238	1,271	1,312	1,389	1,478
Average DAU (000s) (1)	637	555	578	608	619	632	664	699
Payer Conversion Rate (%) (1)	9.6%	7.8%	7.0%	6.9%	6.9%	6.8%	6.7%	6.4%
ARPDAU ($) (1)	$1.35	$1.39	$1.33	$1.29	$1.30	$1.30	$1.33	$1.26
Adjusted EBITDA ($ in millions) (2)	$40.58	$37.52	$33.49	$30.75	$35.12	$36.50	$37.51	$32.74
Adjusted EBITDA Margin (%)	42.4%	39.1%	39.5%	36.9%	42.8%	44.0%	42.5%	37.1%
(1)KPIs represent social casino games only. The KPIs in the table above excludes WHOW Games, which was acquired on July 14, 2025, except for the three months ended December 31, 2025.
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
International growth and expansion
We currently generate most of our revenue from the United States, though we plan to expand our reach internationally over time, particularly in Asia-Pacific and Western Europe. For example, in October 2023, we completed the acquisition of SuprNation AB, a European-based i-Gaming company providing differentiated casino gaming experiences, and in July 2025, we completed the acquisition of WHOW Games, a social casino developer headquartered in Hamburg, Germany. Our international expansion will require us to devote additional resources to marketing, user acquisition, and localization of content. Our financial performance may be impacted by our geographic expansion initiatives.
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
Relationships with third-party distribution platforms
We derive a significant majority of our social casino game revenue from the sale of our virtual chips through third-party distribution platforms such as Apple App Store, Facebook, Google Play Store, and Amazon Appstore. These platforms have policies that may impact our reachability to our potential audience. Apple, Facebook, Google, and Amazon have discretion to amend their terms of service which might affect our current operations and in turn impact our financial performance. As we expand to new markets, we anticipate similar relationships with additional distribution partners that could similarly impact our performance.

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
Depreciation and amortization
Depreciation and amortization expenses primarily relate to the amortization of identifiable intangible assets, such as technology development, game development, software, and customer relationships, associated with our acquisitions of DDI-US in 2017, SuprNation in 2023, and WHOW Games in 2025. Depreciation expense also includes the depreciation of property and equipment, each of which is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives.
Finance income and finance cost
Our finance income consists of interest revenues earned on our cash and cash equivalents, gains on foreign currency transactions, and unrealized gain on foreign currency.
Our finance cost consists primarily of interest expense, driven primarily by the 4.6% Senior Notes due to DUG with an aggregate principal amount of KRW100 billion (US$69.7 million) at inception. The 4.6% Senior Notes accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity date on May 27, 2026. Voluntary principal and interest payments were made in June and September 2020 and May 2024. As of December 31, 2025, the aggregate outstanding principal amount of such loans was KRW50 billion (US$34.8 million).
Income tax expense (benefit)
Income tax expense (benefit) consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily the United States, as well as deferred income taxes and changes in the related assessment of the recoverability of deferred tax assets reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under current U.S. tax law, the federal statutory tax rate applicable to corporations is 21%. Our operations in Korea, Malta and Germany are subject to the statutory tax rates applicable in each respective jurisdiction. We also report and pay income taxes in accordance with local tax laws in those countries. Our annual effective tax rate fluctuates based on our financial results, as well as the product mix and geographic breakdown of operations and sales. Additionally, future effective tax rates are subject to the tax regimes in which we operate remaining consistent with their current arrangements.

Segment Information
We have two operating segments, (i) social casino games; and (ii) iGaming. The table below measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

	Year ended December 31,
	2025	2024	2023
Revenue:
Social casino games	$298,958	$308,279	$304,602
iGaming	60,980	33,051	4,262
Total Revenue	$359,938	$341,330	$308,864
Advertising expenses:
Social casino games	$28,745	$29,898	$43,300
iGaming	23,187	9,678	1,863
Total advertising expenses	$51,932	$39,576	$45,163
Depreciation and amortization (including right-of-use assets):
Social casino games	$3,972	$1,885	$2,915
iGaming	3,475	3,301	551
Total depreciation and amortization (including right-of-use assets)	$7,447	$5,186	$3,466
Interest income:
Social casino games	$16,259	$15,657	$13,677
iGaming	—	—	—
Total interest income	$16,259	$15,657	$13,677
Interest expense:
Social casino games	$1,896	$2,022	$2,038
iGaming	5	27	—
Total interest expense	$1,901	$2,049	$2,038
Profit before income tax
Social casino games	$155,377	$165,838	$133,116
iGaming	(15,556)	(2,958)	(1,769)
Total profit before income tax	$139,821	$162,880	$131,347
A.Operating Results
Summarized consolidated results of operations

	Year ended December 31,			Change		Change
($ in millions)	2025	2024	2023	2025 vs 2024		2024 vs 2023
Revenue	$359.9	$341.3	$308.9	$18.6		$32.5
Total operating expenses	$(233.0)	$(204.3)	$(190.3)	$(28.7)		$(14.1)
Profit before income tax	$139.8	$162.9	$131.3	$(23.1)		$31.5
Adjusted EBITDA(1)	$142.3	$141.9	$122.1	$0.4		$19.8
Profit Margin	28.5%	36.4%	32.7%	(7.9)	pp	3.7	pp
Adjusted EBITDA margin(1)	39.5%	41.6%	39.5%	(2.1)	pp	2.1	pp
pp=percentage points.
(1)For reconciliation of profit to Adjusted EBITDA, see “—Reconciliation of non-IFRS measures” below.

Reconciliation of non-IFRS measures	Year ended December 31,
(in millions, except percentages)	2025	2024	2023
Profit for the year	$102.7	$124.4	$101.1
Income tax expense	37.2	38.4	30.3
Profit before tax	139.9	162.9	131.3
Adjustments for:
Depreciation and amortization	7.4	5.2	3.5
Finance income	(19.7)	(29.2)	(20.6)
Finance expense	6.9	3.3	7.9
Other (income) expense, net	7.9	(0.3)	—
Adjusted EBITDA	$142.3	$141.9	$122.1
Adjusted EBITDA Margin	39.5%	41.6%	39.5%
Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue and key performance indicators
	Year ended December 31,		Change
($ in millions)	2025	2024	2025 vs 2024
Revenue
Direct-to-Consumer(1)	$121.4	$63.7	$57.7	90.6%
Third party platforms	$238.5	$277.6	$(39.1)	(14.1)%
Total Revenue	$359.9	$341.3	$18.6	5.4%
(1)Direct-to-Consumer (“DTC”) revenue represents revenue from purchases made through Company-owned channels, including web storefront transactions and other direct payment flows.

Revenue information by geography(1)
	Year ended December 31,		Change
($ in millions)	2025	2024	2025 vs 2024
Revenue
US	$242.1	$269.5	$(27.4)	(10.2)%
Canada	$19.1	$19.6	$(0.5)	(2.6)%
United Kingdom	$57.9	$27.1	$30.8	113.7%
Germany	$16.9	$0.9	$16.0	nm
International-other(1)	$23.9	$24.2	$(0.3)	(1.2)%
Total Revenue	$359.9	$341.3	$18.6	5.4%
nm=not meaningful.
(1)Revenue by geography is an estimate based on available information. When location data cannot be validated, the location is assumed to be International-other.

Key performance indicators for our social casino games
	Year ended December 31,		Change
(in millions, except ARPDAU and percentages)	2025	2024	2025 vs 2024
Key performance indicator
Average MAU	1.3	1.4	(0.1)	(7.1)%
Average DAU	0.6	0.7	(0.1)	(14.3)%
ARPDAU	$1.34	$1.30	$0.04	3.1%

pp=percentage points
Our revenue increased by 5.4% to $359.9 million in 2025 from $341.3 million in 2024, primarily due to the inclusion of WHOW Games’ partial year revenue in 2025. Revenue contributed by WHOW Games was $20.3 million for the year ended December 31, 2025 (covering the period from July 14, 2025 to December 31, 2025). Revenue exclusive of the contributions from WHOW Games decreased approximately 1.7% from $341.3 million in 2024 to $339.6 million in 2025.
Approximately 33.7% of our revenue was attributable to our DTC channels in 2025, which increased significantly as compared to 18.7% in 2024.
Average MAU decreased 7.1% for the year ended December 31, 2025 compared to 2024, primarily as a result of a strategic reduction in player acquisition and marketing spending, as we shifted our focus toward retaining higher-value existing player rather than increasing overall traffic.
While MAU and DAU are indicators of the scale of our player base for social casino games and the potential number of paying players for social casino games, we consider these metrics to be more reflective of our decisions on how to allocate marketing spend and less significant to our revenue than the total amount that paying users spend. We review and assess the impact of our marketing spend, in particular, on these metrics and make adjustments as we consider necessary to grow total revenue.

Other metrics for social casino games
	Year ended December 31,		Change
	2025	2024	2025 vs 2024
Average MPUs (in thousands)(1)	107	91	16	17.6%
Average monthly revenue per player(2)	$236	$283	$(47)	(16.6)%
Payer conversion rate	8.2%	6.7%	1.5pp	22.4%

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
For the year ended December 31, 2025, our Average MPUs increased 17.6% and average monthly revenue per payer decreased 16.6% when compared to December 31, 2024, with our payer conversion rate increasing 1.5% percentage point for the comparative period. Our average monthly revenue per payer decreased, primarily as a result of the inclusion of WHOW Games, which has a lower average revenue per payer.

Operating expenses

Cost of Revenue

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2025	2024	2025 vs 2024		2025	2024	2025 vs. 2024 Change
Cost of revenue
Platform	$80.7	$89.0	$(8.3)	(9.3)%	22.4%	26.1%	(3.7)pp
Data center	3.3	2.7	0.6	22.2%	0.9%	0.8%	0.1pp
Royalty	16.5	10.8	5.7	52.8%	4.6%	3.2%	1.4pp
Customer service	1.0	1.0	0.0	—%	0.3%	0.3%	nm
Total cost of revenue	$101.5	$103.5	$(2.0)	(1.9)%	28.2%	30.3%	(2.1)pp
nm=not meaningful.
pp=percentage points.
Cost of revenue decreased by 1.9% from $103.5 million in 2024 to $101.5 million in 2025, primarily as a result of a decrease in platform fees as our DTC revenue continued to grow. Cost of revenue as a percentage of revenue decreased by 2.1 percentage points from 30.3% in 2024 to 28.2% in 2025, due to increased utilization of our DTC channels.

Sales and Marketing

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2025	2024	2025 vs 2024		2025	2024	2025 vs. 2024 Change
Sales and marketing	$59.4	$46.2	$13.2	28.6%	16.5%	13.5%	3.0	pp
pp=percentage points.
Sales and marketing expenses increased by 28.6% from $46.2 million in 2024 to $59.4 million in 2025, primarily due to increase in SuprNation’s marketing spendings on new player acquisition and advertising and the inclusion of WHOW Games’ partial year expenses. As a result, total sales and marketing expenses as a percentage of revenue increased by 3.0 percentage points from 13.5% in 2024 to 16.5% in 2025.

Research and development

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2025	2024	2025 vs 2024		2025	2024	2025 vs. 2024 Change
Research and development	$12.0	$13.9	$(1.9)	(13.7)%	3.3%	4.1%	(0.7)	pp
pp=percentage points.

Research and development expenses decreased by 13.7% from $13.9 million in 2024 to $12.0 million in 2025. Research and development expenses as a percentage of revenue decreased by 0.7 percentage points from 4.1% in 2024 to 3.3% in 2025. The decrease was primarily attributable to lower incentive compensation of the development personnel, due to a decline in valuation of long-term incentive plan.

General and administrative

	Year ended December 31,		Change		Percentage of Revenue
($ in millions)	2025	2024	2025 vs 2024		2025	2024	2025 vs. 2024 Change
General and administrative	$52.1	$41.0	$11.1	27.1%	14.5%	12.0%	2.5	pp
pp=percentage points.
General and administrative expenses increased from $41.0 million in 2024 to $52.1 million in 2025, primarily due to the increase in iGaming revenue generated in the United Kingdom which levies a tax on gaming profit.

Finance income (cost), net

	Year ended December 31,		Change
($ in millions)	2025	2024	2025 vs 2024
Finance income
Interest income	$16.3	$15.7	0.6	4%
Gain on foreign currency transactions	2.9	5.1	(2.2)	(43)%
Unrealized gain on foreign currency	0.5	8.4	(7.9)	(94)%
Total finance income	$19.7	$29.2	$(9.5)	41%
Finance cost
Interest expense	$1.9	$2.0	(0.1)	(5)%
Loss on disposal of financial assets	0.7	—	0.7	nm
Loss on valuation of financial assets	—	0.8	(0.8)	(100)%
Loss on foreign currency transactions	2.2	0.4	1.8	450%
Unrealized loss on foreign currency	2.0	—	2.0	nm
Total finance cost	$6.8	$3.2	$3.6	113%
Total finance income (cost), net	$12.9	$26.0	$(13.1)	(50)%
nm = not meaningful.
Finance income (cost), net decreased from $26.0 million in 2024 to $12.9 million in 2025. The decrease was primarily due to lower unrealized gains on foreign currency remeasurement, which was driven by unfavorable exchange rate movements, and higher unrealized losses on foreign currency remeasurement compared to the prior year.

Other income and other expenses

	Year ended December 31,		Change
($ in millions)	2025	2024	2025 vs 2024
Other income
Gain on disposition of property and equipment	$—	$0.2	(0.2)	(100.0%)
Miscellaneous gain	0.4	0.4	—	—
Total other income	$0.4	$0.5	$(0.1)	165.3%
Other expense
Impairment loss of goodwill	8.0	—	8.0	nm
Miscellaneous loss	0.3	0.2	0.1	50.0%
Total other expenses	$8.3	$0.2	$8.1	4,050.0%
Total other income/(expense), net	$(7.9)	$0.3	$(8.2)	(2,733.3%)
nm = not meaningful.
Other income (expenses), net decreased by $8.2 million from 2024 to 2025, primarily due to recognition of impairment loss of SuprNation goodwill. See Note 12: Intangible Assets and Goodwill to our audited consolidated financial statements included elsewhere in this annual report.
Income tax expense (benefit)

	Year ended December 31,		Change
($ in millions)	2025	2024	2025 vs 2024
Income tax expense	$37.2	$38.4	$(1.2)	(3.1%)
Income tax expense decreased from $38.4 million in 2024 to $37.2 million in 2025, primarily due to an decrease in taxable income in 2025, which was driven by lower operating income and an increase in finance expense. Our effective income tax rates were 26.5% and 23.6% for 2025 and 2024, respectively, which differed from our statutory tax rate of 19.0%, primarily due to foreign rate differential, withholding taxes offset by tax credits, the benefit of a FDII deduction and research tax credits offset by withholding taxes, state taxes, and a valuation allowance on certain Korean tax attribute.
For further information regarding our income tax expenses, see Note 18: Income taxes to our audited consolidated financial statements appearing elsewhere in this annual report.
Profit for the year
Profit for the year decreased $21.8 million, from $124.4 million in 2024 to $102.7 million in 2025, primarily due to impairment loss recognized for SuprNation’s goodwill and higher unrealized loss on foreign currency remeasurement. As a result, our profit margin decreased by 7.9% percentage points, from 36.5% in 2024 to 28.5% in 2025.
Adjusted EBITDA
Adjusted EBITDA increased by 0.3% from $141.9 million in 2024 to $142.3 million in 2025, primarily due to higher revenue and lower cost of revenue, partially offset by higher sales and marketing and general and administrative expenses in 2025. Adjusted EBITDA margin decreased from 41.6% in 2024 to 39.5% in 2025 due to the same factors.
For a reconciliation of profit for the year to Adjusted EBITDA, see “—Reconciliation of non-IFRS measures” above.

Year ended December 31, 2024 compared to year ended December 31, 2023
For a discussion of the comparison of our 2024 and 2023 operating results and related information, please refer to “Item 5: Operating and Financial Review and Prospects—Year ended December 31, 2024 compared to year ended December 31, 2023” in our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 21, 2025.
B.Liquidity and Capital Resources
We have funded our operations primarily through cash flows from operating activities. We generated $136.8 million and $148.4 million of net cash inflow from operating activities for fiscal years 2025 and 2024, respectively. As of December 31, 2025, we had cash and cash equivalents of $388.9 million. We manage our liquidity risk by maintaining adequate cash reserves and credit facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under our current term loan will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for next 12 months. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.
Cash flows
The following table presents a summary of our cash flows for the fiscal years indicated:

	Year ended December 31,
($ in millions)	2025	2024	2023

Net cash inflow from operating activities	$136.8	$148.4	$24.1
Net cash (outflow) from investing activities	(81.7)	(15.6)	(30.3)
Net cash (outflow) from financing activities	(1.4)	(2.0)	(3.3)
Effect of exchange rate changes on cash and cash equivalents	0.3	(2.9)	(1.0)
Net increase (decrease) in cash and cash equivalents	$54.0	$127.9	$(10.4)
Cash and cash equivalents at beginning of the year	$334.9	$206.9	$217.4
Cash and cash equivalents at the end of the year	$388.9	$334.9	$206.9
Operating activities
Net cash flows provided by operating activities decreased from $148.4 million in 2024 to $136.8 million in 2025, primarily due to higher income taxes paid and lower operating income in 2025.
Net cash flows provided by operating activities increased from $24.1 million in 2023 to $148.5 million in 2024, primarily due to that the final payment of $95.3 million toward the settlement of the Benson case was made in the second quarter of 2023, and higher operating income in 2024.

Investing activities
Net cash flows used in investing activities increased from $15.6 million in 2024 to $81.7 million in 2025, primarily due to the acquisition of WHOW Games in 2025.
Net cash flows used in investing activities decreased from $30.3 million in 2023 to $15.6 million in 2024, primarily due to lower net purchases of certain short-term time deposits in 2024 and the fact that the acquisition of SuprNation closed in 2023.
Financing activities
Net cash flows used in financing activities decreased from $2.0 million in 2024 to $1.4 million in 2025, primarily due to reduction in the payment of lease liabilities.
Net cash flows used in financing activities decreased from $3.3 million in 2023 to $2.3 million in 2024, primarily due to a reduction in the payment of lease liabilities resulting from amendments to certain lease agreements.
Short-term and long-term borrowings
DoubleU Games has extended three loans to us on May 25, 2018, August 27, 2018, and November 26, 2018 (collectively, the “4.6% Senior Notes”), which loans were extended on substantially the same terms in May 2024. After the extension, the 4.6% Senior Notes will mature on May 27, 2026, subject to the right of prepayment in whole or in part without a prepayment penalty. Each 4.6% Senior Note has a fixed rate of interest at 4.6% per annum and accrues quarterly, and is not payable until maturity. The notes have a default interest rate of an additional 5.0% per annum. The aggregate outstanding principal amount as of December 31, 2025 was KRW50 billion (US$34,846 thousand).
Material cash requirements from known contractual and other obligations
Our material cash requirements from known contractual and other obligations mainly consist of obligations under our lease agreements. As of December 31, 2025, we expected to incur a total of $5.5 million under our lease agreements, consisting of $1.7 million due within one year, $1.6 million due within two years, and $2.2 million due in three years and thereafter.
These amounts are associated with contracts that are enforceable and legally binding and that specify all significant terms and do not include obligations under agreements that we can cancel without a significant penalty.
Off-balance sheet arrangements
We did not have any off-balance sheet arrangements in 2025.

Capital Expenditures
Our capital expenditures were approximately $0.3 million and $0.9 million for the years ended December 31, 2025 and 2024, respectively. Our capital expenditures mainly consist of purchases of property, equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.
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
E.Critical Accounting Estimates
Our significant accounting policies are set forth in Note 2: Basis of preparation and significant accounting policies to our audited consolidated financial statements in Item 18 of this annual report. We have recently adopted IFRS as issued by IASB for the annual period beginning on January 1, 2024. In accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), our date of transition to IFRS is January 1, 2023. Prior to the adoption of IFRS, we previously prepared our consolidated financial statements, up to and including December 31, 2023, in accordance with U.S. GAAP. The consolidated financial statements for the year ended December 31, 2024 are our first set of financial statements prepared in accordance with IFRS.
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
Goodwill and indefinite-lived intangible assets
Goodwill is assigned to a cash-generating unit (“CGU”) that is expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. In accordance with IAS 36, an impairment loss is recognized if the recoverable amount of the CGU is less than its carrying amount. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value in use. An impairment charge is recorded based on the excess of the CGU’s carrying amount over its recoverable amount.
We generally base our measurement of value in use of our CGUs on an analysis of the present value of future discounted cash flows. The discounted cash flows model indicates the value in use of the CGUs based on the present value of the cash flows that we expect the CGU to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; long-term rate of growth and profitability of our business; and working capital effects.
We believe the weighted use of discounted cash flows approach provides the most reliable estimate of the value in use of our CGUs, as it helps mitigate the inherent limitations associated with relying on a single valuation method.
In our evaluation of our indefinite-lived intangible assets, an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their recoverable amount. We base our measurement of recoverable amount of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, we assess whether there are indicators of impairment at each reporting date and conduct impairment testing for indefinite-lived intangible assets at least annually to determine their recoverable amounts.

If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect our financial statements. See Note 30: Acquisition to our audited consolidated financial statements included elsewhere in this annual report.
Legal Contingencies
In the United States, we have several pending lawsuits and arbitrations alleging that our social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. We deny such allegations and vigorously defend ourselves against them. At this time, we are unable to reasonably predict the outcome of these legal proceedings, and we cannot reasonably estimate the impact of these lawsuits on our consolidated financial statements. Additionally, in March 2025, DDI-US received the IGT Letter purporting to terminate our licenses to develop and distribute IGT social casino game titles and demanding that we cease distribution of associated game titles throughout the United States without IGT’s consent. The IGT Letter cited, among other things, the January 2025 public memo issued by the WSGC. We responded to the IGT Letter in April 2025, disputing the termination, and we have not received any subsequent response from IGT to date. While the outcome of this matter is currently uncertain, we believe that IGT has no basis to terminate our licenses and that our distribution of the licensed games is not prohibited under Washington State law. See Note 27: Commitments and contingencies to the audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in this annual report.
In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. For example, on February 3, 2026, the WSAG initiated a lawsuit against our competitors alleging that certain of their games violate state gambling and consumer protection laws. We could, in connection with any such proceedings or regulatory actions, including as a result of the Benson case, be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition. For discussion of our legal proceedings, see “Item 3D. Risk factors—Legal proceedings and government investigations may materially adversely affect our business and our results of operations, cash flows, and financial condition” and “Item 8. Financial information—Consolidated statements and other financial information—Legal and administrative proceedings.”
Fair value measurement of identifiable assets acquired and liabilities assumed in a business combination
In accordance with IFRS 3 Business Combinations, the Group measures the identifiable assets acquired and the liabilities assumed at their fair values as of the acquisition date.
The determination of these fair values involves significant accounting estimates and judgments, particularly when observable market data is not available. The Company typically engages independent third-party valuation specialists to assist in determining the fair values of significant intangible assets. The valuation process relies on various models and assumptions, such as:
•The estimation of further cash flows expected to be generated from the acquired business.
•The selection of appropriate discount rates that incorporate the time value of money and specific risks
•Assumptions regarding the estimated useful lives of intangible assets

These estimates are based on information available at the acquisition date and are subject to refinement during the measurement period (not to exceed one year from the acquisition date). See Note 12: Intangible Assets and Goodwill to our audited consolidated financial statements included elsewhere in this annual report.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 4 to our consolidated financial statements included elsewhere in this annual report.
ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth information regarding members of our executive officers and our board of directors as of the date of this annual report. The business address for each of our executive directors and officers, except otherwise indicated, is 6671 South Las Vegas Boulevard, Building D, Suite 210, Las Vegas, Nevada 89119. The business address for Il Jin Park is 101-302, 206, Seolleung-ro, Gangnamgu, Seoul, Republic of Korea. The business address for Sung Uk Park is Parnas Tower, 38th Floor, 521 Teheranro, Gangnam-gu, Seoul, Republic of Korea 06164. The business address for Whanlim Kim is 123, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06133.

Name	Age	Position(s) with our Company
In Keuk Kim	48	Chief Executive Officer; Director
Joseph A. Sigrist	66	Chief Financial Officer; Director
Haenam Kim	47	Chief Marketing Officer; Director
Ki Chul Kim	47	Chief Data Officer; Director
Il Jin Park	45	Independent Director
Sung Uk Park	53	Independent Director
Whanlim Kim	43	Independent Director
Biographical Information
The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.
In Keuk Kim, Chief Executive Officer; Director. Mr. Kim has served as our Chief Executive Officer and a member of our board of directors since November 2019. He has been on the board of directors of DoubleU Games since 2013, serving initially as an outside director until April 2015, at which time he became an executive director and Chief Strategy Officer. Mr. Kim served as Chief Strategy Officer of DoubleU Games until October 2017. Mr. Kim has expertise in information technology, game business development, and strategic investments. While at DoubleU Games, Mr. Kim led the execution and acquisition of DoubleDown Interactive LLC and investment in our Company. His prior experience includes cloud computing development, proprietary trading, and corporate mergers and acquisitions. He received a Bachelor of Science in Computer Science from the Korea Advanced Institute of Science and Technology, or KAIST, in 2000.
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
Ki Chul Kim, Chief Data Officer; Director. Mr. Kim has served as our Chief Data Officer and a member of our board of directors since November 2019. Mr. Kim joined the board of directors of DoubleU Games in 2013 and, from February 2015 until September 2017, served as an executive director and Chief Marketing Officer of DoubleU Games. Mr. Kim’s experience as executive director and Chief Marketing Officer at DoubleU Games included management of the rapidly growing 50-member organization, overseeing the marketing, platform, communication, design, and quality assurance teams in accordance with the organization’s goals, as well as budgeting, execution of, and collating and reporting results for new and retention marketing campaigns for all games for which DoubleU Games provides services and conducts user acquisition and retention programs. Mr. Kim also participated in the acquisition of DoubleDown Interactive LLC in 2017. Previously, Mr. Kim was a director of Hulab Co., Ltd. from February 2012 to February 2015. He has worked in the gaming industry for more than four years as a senior executive. Mr. Kim received a Bachelor of Science in Civil, Urban and Geosystem Engineering and a Bachelor of Business Administration from Seoul National University in 2005.
Il Jin Park, Independent Director. Mr. Park has served as an independent director since March 2026. Mr. Park has been practicing as a principal at his independent accounting and real estate development consultancy since 2023. Prior to that, Mr. Park practiced at Kyungbok Accounting Corp. in 2022. From 2006 to 2020, Mr. Park served at Samil PwC (PwC Korea), where he specialized in statutory audits and financial advisory for various large-scale corporations. Mr. Park is a Korea Certified Public Accountant and a Licensed Tax Accountant. Mr. Park received a Bachelor’s degree in Business Administration from Korea University. He is experienced in accounting and finance, including IFRS-based auditing, internal control over financial reporting, and corporate taxation, and qualifies as a financial expert.
Sung Uk Park, Independent Director. Mr. Park has served as an independent director since March 2026. Mr. Park is currently a foreign attorney at Yulchon LLC in the corporate and finance practice, where he focuses on mergers and acquisitions, private equity, and technology law across the digital games, mobility, and energy sectors. Prior to joining Yulchon in 2025, Mr. Park served as Executive Vice President at SK On, where he led all commercial matters related to joint ventures, global alliances, and negotiations with OEMs and suppliers from 2022 to 2025. Previously, Mr. Park practiced law at Hwawoo Law Firm from 2020 to 2022 and served as a Foreign Attorney at Kim & Chang from 2012 to 2020. He began his career in New York, serving as an associate at major international law firms. Mr. Park has over 25 years of experience in corporate law, complex cross-border transactions and multi-jurisdictional matters. Mr. Park received a Bachelor of Arts degree in Economics and History from Brown University in 1996 and a Juris Doctor from Harvard Law School in 2000. He is admitted to practice law in New York. Mr. Park is experienced in legal and commercial matters, including international M&A and corporate governance.
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
B.Compensation
Compensation of directors and executive officers
Consistent with disclosure requirements under applicable Korean law, we are required to report, on an aggregate basis, the compensation of our directors and executive officers as a group. For the fiscal year ended December 31, 2025, aggregate compensation (which includes salaries, bonuses, pension and retirement benefits paid to our executive officers, and reimbursements paid to our directors in connection with their services on our board) of executive officers and directors was $1,829,032.
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
Pursuant to the award agreement, once the right to cash bonus has vested in accordance with the terms of the award agreement, each recipient may receive additional cash bonuses if the average trading price of our ADSs for 20 consecutive trading days is above $15.0 per ADS. The recipient may not exercise such right until three years have elapsed since the date of grant and that the trading price of our ADSs is above certain target price per ADS. The recipient will forfeit such right after eight years have elapsed since the date of grant. The right to receive the cash bonus is also contingent on the recipient’s continuous service with our Company. As of December 31, 2025, the fair value of such performance-based compensation is approximately $1.2 million. See Note 20: Performance-based compensation to our audited consolidated financial statements included elsewhere in this annual report.
In connection with our acquisition of SuprNation, we also granted performance-based cash incentives to certain key employees of SuprNation, under which such key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, contingent upon the achievement of certain revenue and performance targets and their continued employment between 2023 and 2025. In August 2024, such incentive plan was modified to allow $4.2 million to be contingent solely upon continued employment with our Company until 18 months following the closing of the acquisition. As of December 31, 2025 and 2024, we recognized total expenses of $2.5 million and $6.6 million, respectively, for SuprNation’s performance-based incentive plan.
Other director compensation
During the year ended December 31, 2025, we did not pay any cash compensation to our independent directors for their services as directors on our board of directors. We reimburse our independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at meetings of our board of directors and its committees.
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

Pension, Retirement or Similar Benefits
As of December 31, 2025, the total amount set aside or accrued by our company and/or our subsidiaries to provide pension, retirement or similar benefits for our executive officers are $72,500.
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
The members of our Audit Committee are Il Jin Park, Sung Uk Park and Whanlim Kim, all of whom meet the requirements for financial literacy under the NASDAQ rules. Il Jin Park serves as the chairperson of the committee. Our board of directors has determined that Il Jin Park, Sung Uk Park and Whanlim Kim meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable NASDAQ rules. Our board of directors has determined that Il Jin Park is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and has the requisite financial sophistication as defined under the applicable NASDAQ rules.
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

	Common shares beneficially owned(1)
Name of beneficial owner	Shares	Percent
Directors and executive officers:
In Keuk Kim	—	—%
Joseph A. Sigrist	500	0.02%
Haenam Kim	—	—%
Ki Chul Kim	—	—%
Il Jin Park	—	—%
Sung Uk Park	—	—%
Whanlim Kim	—	—%
All directors and executive officers as a group (seven (7) persons)	500	0.02%
Principal shareholders:
DoubleU Games Co., Ltd.(2)	1,661,191	67.1%
Bryant R. Riley(3)	181,968	7.3%

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
(2)The address for DoubleU Games is 16F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul 06236, Korea.
(3)Based on information provided in a Schedule 13G/A that was filed with the Commission on February 13, 2026 by BRC Group Holdings, Inc, BRF Investments, LLC, B. Riley Principal Investments, LLC, B. Riley Securities, Inc., and Bryant R. Riley. Bryant R. Riley may beneficially own 3,639,354 ADSs, which represent 181,967.7 common shares, of which (a) 33,338 ADS, which represent 1,666.90 common shares, are held as sole custodian for the benefit of Abigail Riley, (b) 34,638 ADS, which represent 1,731.90 common shares, are held as sole custodian for the benefit of Charlie Riley, (c) 33,338 ADS, which represent 1,666.90 common shares, are held as sole custodian for the benefit of Eloise Riley, (d) 60,600 ADS, which represent 3,030.00 common shares, are held as sole custodian for the benefit of Susan Riley, (e) 3,390,768 ADS, which represent 169,538.40 common shares, are held directly by BRFI in the manner specified in the paragraph (1) above, (f) 50,000 ADS, which represent 2,500.00 common shares, are held directly by BRPI in the manner specified in the paragraph (2) above and (g) 36,672 ADS, which represent 1,833.60 Common Shares, are held directly by B. Riley Securities, Inc. and BRF Investments, LLC, each of which is an indirect wholly owned subsidiary of B. Riley Financial, Inc. Bryant R. Riley is the Co-Chief Executive Officer of B. Riley Financial, Inc. The address for Bryant R. Riley is 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025, USA.
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
Our relationship with DoubleU Games
Game license and services agreements
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019, and November 27, 2019. In March 2023, we, through DDI-US, entered into a new Game License Agreement with DoubleU Games with effect from January 1, 2023, which supersedes the prior DoubleU Games License Agreement. In November 20, 2024, we, through SuprPlay Limited, entered into another Game License Agreement with DoubleU Games with effect from August 20, 2024. Pursuant to these new Game License Agreements, DoubleU Games grants us, through DDI-US and SuprPlay Limited, non-exclusive and worldwide license to service and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. Such licenses are subject to our payment of royalties and certain customary terms and conditions. We incurred royalties of $1.6 million and $2.3 million for years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we license from DUG approximately 49 game titles under the terms of this agreement.
In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games, pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games. We incurred total service fees of $5.2 million for year ended December 31, 2025.
Game development agreements
On October 4, 2024, we entered into a Mutual Termination Agreement to terminate that specific Game Development Agreement previously entered into by and between us and DDI-US, with effect from August 31, 2024. Concurrently with the termination, we, through DDI-US, entered into a new Game Development Agreement with DoubleU Games, with effect from September 1, 2024. Pursuant to the new Game Development Agreement, DoubleU Games would develop certain social casino game software and titles for us, and we pay would DoubleU Games development fees equal to

DoubleU Games’ development costs plus a certain percentage of such development costs. The initial term of the new Game Development Agreement is three years, subject to early termination or renewal. We incurred total development fees of $1.0 million for year ended December 31, 2025.
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
Other agreements with DoubleU Games
In addition to the licensing and research and development arrangements and a sub-lease agreement we have with DoubleU Games, as described under “Item 4B. Business Overview—Intellectual property,” “Item 4B. Business Overview—Technology and content development,” and Note 15: Lease and Note 27: Commitments and contingencies to our audited consolidated financial statements contained elsewhere in this annual report, we are party to certain loan agreements with DoubleU Games, as described under “Item 5B. Liquidity and capital resources—Short-term and long-term borrowings.”
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
For example, in the United States, we have several pending lawsuits and arbitrations alleging that our social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. We deny such allegations and vigorously defend ourselves against them. At this time, we are unable to reasonably predict the outcome of these legal proceedings, and we cannot reasonably estimate the impact of these lawsuits on our consolidated financial statements. See Note 27: Commitments and contingencies to our audited consolidated financial statements included elsewhere in the annual report.

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

Other Regulatory Matters
In January 2025, the WSGC issued a public memo in which it asserted that games of chance involving “wagers” of virtual currency likely constitute illegal gambling under Washington State law. WSCG also encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. In March 2025, DDI-US received the IGT Letter purporting to terminate our licenses to develop and distribute IGT social casino game titles and demanding that we cease distribution of associated game titles throughout the United States without IGT’s consent. The IGT Letter cited, among other things, the January 2025 public memo issued by the WSGC. We responded to the IGT Letter in April 2025, disputing the termination, and we have not received any subsequent response from IGT to date. We believe that IGT has no basis to terminate our licenses and that our distribution of the licensed games is not prohibited under Washington State law. We intend to vigorously defend our rights under the IP License Agreement and continue distributing IGT social casino game titles in Washington and nationwide as allowed under the IP License Agreement. See “Item 4B. Business Overview—Intellectual property” and Note 27: Commitments and contingencies to our audited consolidated financial statements included elsewhere in this annual report.
In the future, additional legal proceedings or regulatory investigations targeting our social casino games and claiming violations of state or federal laws could also occur in other states, based on the unique and particular laws of each jurisdiction. For example, on February 3, 2026, the WSAG initiated a lawsuit against our competitors alleging that certain of their games violate state gambling and consumer protection laws. We could, in connection with any such proceedings or regulatory actions, be restricted from operating social casino games in certain states, or be required to make modifications to the operation of one or more of our games, or have to pay significant damage awards or settlement amounts. We cannot predict the likelihood, timing, or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows, or financial condition.
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
Securities transaction tax
Depositary receipts, which the ADSs constitute, are included in the scope of securities the transfers of which are subject to a securities transaction tax. However, transfer of depositary receipts listed on a foreign securities exchange similar to that of Korea (e.g., NASDAQ) will not be subject to the securities transaction tax. If you transfer common shares, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.3% and will not be subject to an agriculture and fishery special surtax.
The securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (i) between 10.0% to 60.0% of the tax amount due, depending on the nature of the improper reporting, and (ii) 8.03% per annum on the tax amount due for the default period.
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
Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, subject to certain exceptions, Korean tax law requires you (or your agent) as the beneficial owner of such Korean source income to submit the relevant application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions), or BO Application. However, if you are an entity seeking such tax exemption for an amount that is KRW 1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is KRW 1 billion or more), in addition to the certificate of tax residence issued by a competent authority of your country of residence, you will be required to submit (i) the names and addresses of all of the members of your board of directors, (ii) the identities and shareholding percentages of all of your shareholders (provided that if there are more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and (iii) audit reports for the most recent three years submitted to the country of residence (or, if you are an entity that has been in existence for less than three years, audit reports since incorporation). Such application should be submitted to the withholding agent prior to the payment date of such Korean source income. Subject to certain exceptions, where the Korean source income is paid to an overseas investment vehicle that is not the beneficial owner of such income, or OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to the Korean source income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such Korean source income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of an application for tax exemption, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. However, an owner of ADSs who is a non-resident of Korea is not required to submit such application, if the Korean source income from the ADSs is paid through an account opened at the Korea Securities Depository by a foreign depository. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law.
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
A non-U.S. corporation’s PFIC status is determinable on an annual basis. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares or ADSs. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares or ADSs, as applicable.
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
ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Rate Risk
We operate globally and, as such, we are subject to foreign exchange risk in our commercial operations, as well as in our investments and borrowings. Our functional currency is the Korean Won and the Euro and most of our operations and revenues are in U.S. dollars. Our investments in our non-Korean subsidiaries are also subject to currency risk. We seek to manage our foreign exchange risk, in part, through operational means, including managing same-currency revenues in relation to same-currency costs, and same currency assets in relation to same-currency liabilities. Where foreign exchange risk cannot be mitigated through operational means, we may use foreign currency forward-exchange contracts or swaps to manage that risk. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, assuming that a change in one currency’s rate relative to the U.S. dollar would have an effect on another currency’s rates relative to the U.S. dollar, if the U.S. dollar were to appreciate against the Korean Won or the Euro by 10%, as of December 31, 2025, the expected adverse impact on our profit would not be significant.

Interest Rate Risk
We are subject to interest rate risk on our borrowings. We manage interest rate risk in the aggregate, focusing on our immediate and intermediate liquidity needs. We borrow mainly on a long-term, fixed-rate basis. The fair values of our financial instruments are analyzed at year-end to determine their sensitivity to interest rate changes. In this analysis, and assuming a shift in the interest rate curve for all maturities and all instruments, if there were a 100 point decrease in interest rates as of December 31, 2025, the expected adverse impact on our profit would not be significant.
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
In accordance with the interpretative guidance issued by the SEC, companies are allowed to exclude acquired businesses from the assessment of internal control over financial reporting during the first year after completion of an acquisition and the disclosure controls and procedures of the acquired entity that are subsumed in the internal control over financial reporting from the assessment of disclosure controls and procedures. Accordingly, our assessment of the effectiveness of our disclosure controls and procedures as of December 31, 2025 excluded the disclosure controls and procedures of WHOW Games. We completed the acquisition of WHOW Games on July 14, 2025. WHOW Games, excluding the effects of purchase accounting, represented approximately 2% and 6% of our consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2025.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. In accordance with the interpretive guidance issued by the SEC, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 excluded the internal control over financial reporting of WHOW Games, which we acquired on July 14, 2025. WHOW Games, excluding the effects of purchase accounting, represented approximately 2% and 6% of our consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2025.
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
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
Samil PricewaterhouseCoopers (“PwC”) has served as our independent registered public accounting firm for the year ended December 31, 2025. The following table sets out the aggregate fees for professional audit services and other services rendered by PwC for each of the years ended December 31, 2025 and 2024:

	Year ended December 31,
(in thousands)	2025	2024
Audit Fees(1)	$1,389	$1,617
Audit-Related Fees(2)	$280	$130
Tax Fees(3)	$4	$12
Other Fees(4)	$—	$—
(1)“Audit fees” means the aggregate fees incurred for professional services rendered by PwC for the audit of our annual financial statements.
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
None.
ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On February 13, 2026, we engaged KPMG Samjong Accounting Corp. (“KPMG”) as our independent registered public accounting firm to audit our consolidated financial statements as of and for the fiscal year ending December 31, 2026. The engagement has been approved by the Audit Committee.
The change was made in reference to the change in external auditor of DUG, which was mandated by the Act on External Audit of Stock Companies of Korea and the related regulations thereunder (collectively, the “Act”). Pursuant to the Act, DUG was required to appoint a new external auditor following the expiration of PwC’s three-year term, which ended on December 31, 2025. As such, DUG has entered into an engagement with KPMG as its external auditor for the fiscal year ending December 31, 2026. Accordingly, we determined that it would be in our best interest and that of our shareholders to engage the same auditor as our independent registered public accounting firm.
During our fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period from January 1, 2026 to the date of this annual report, neither we nor anyone on our behalf consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report was provided to us or oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).
In connection with the engagement of KPMG, PwC was dismissed as our independent registered public accounting firm for the fiscal year ending December 31, 2026.
The termination of PwC’s services will become effective upon the completion of PwC’s current audit of our financial statements for the fiscal year ended December 31, 2025 and the filing of this annual report.
During our fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period from January 1, 2026 to the date of this annual report, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of such disagreement in connection with their reports on our consolidated financial statements for the years ended December 31, 2025 and 2024, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F). The reports of PwC on our consolidated financial statements for the years ended December 31, 2025 and December 31, 2024 did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
We have furnished a copy of the above disclosure in this annual report to PwC, and have requested that PwC furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter from PwC is being furnished as Exhibit 16.1 to this annual report.

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
ITEM 18.        FINANCIAL STATEMENTS
The audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 are found at the end of this annual report, beginning on page F-1 of this annual report.
ITEM 19.        EXHIBITS
EXHIBIT INDEX

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation [English Translation], filed herewith.

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

8.1	List of Subsidiaries of the Registrant, filed herewith.

11.1	Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2021 and incorporated herein by reference.

11.2	Insider Trading Policies, filed as Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2024 and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Samil PricewaterhouseCoopers, filed herewith.

16.1	Letter from Samil PricewaterhouseCoopers, filed herewith.

97.1	Executive Officer Clawback Policy, filed as Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2024 and incorporated herein by reference.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)
___________

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DOUBLEDOWN INTERACTIVE CO., LTD.

March 31, 2026	By:	/s/ In Keuk Kim
	Name:	In Keuk Kim
	Title:	Chief Executive Officer

Index to Consolidated Financial Statements
DoubleDown Interactive Co., Ltd.
Consolidated Financial Statements
As of and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of DoubleDown Interactive Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of DoubleDown Interactive Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity, and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
March 31, 2026
We have served as the Company’s auditor since 2023.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Financial Position
(in thousands of U.S. dollars)

	Notes	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	5,6,7	$388,891	$334,850
Short-term investments	5,6,7	101,142	80,000
Accounts receivable, net	6,9	32,017	30,778
Prepaid expenses and other assets	6,10	5,523	7,614
Total current assets		$527,573	$453,242
Property and equipment, net	11	1,084	1,025
Right-of-use assets, net	15,28	4,273	4,308
Intangible assets, net	12	79,866	47,666
Goodwill	12	426,659	395,804
Deferred tax asset	18	180	3,373
Other non-current assets	6,8,10,17	906	746
Total non-current assets		$512,968	$452,922
Total assets		$1,040,541	$906,164
Liabilities and equity
Accounts payable and accrued expenses	5,6,13,28	$24,564	$14,990
Current lease liabilities	5,6,15,28	1,444	1,162
Income taxes payable	18	3,674	1,512
Contract liabilities	22	1,861	1,754
Current portion of borrowings with related party	5,6,16,28	34,846	-
Other current liabilities	14	1,760	3,966
Total current liabilities		$68,149	$23,384
Long-term borrowings with related party	5,6,16,28	-	34,014
Non-current lease liabilities	5,6,15,28	3,309	3,510
Deferred tax liabilities	18	17,360	-
Other non-current liabilities	14,20	1,338	3,223
Total non-current liabilities		$22,007	$40,747
Total liabilities		$90,156	$64,131
Equity
Share capital	19	21,198	21,198
Share premium	19	359,280	359,280
Accumulated comprehensive income (loss)	21	(4,904)	(10,688)
Retained earnings		574,623	472,125
Equity attributable to DoubleDown Interactive Co., Ltd.		$950,197	$841,915
Equity attributable to non-controlling interests		188	118
Total equity		$950,385	$842,033
Total liabilities and equity		$1,040,541	$906,164

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Comprehensive Income
(in thousands of U.S. dollars, except per share amounts)

		Year ended December 31,
	Notes	2025	2024	2023
Revenue	22,29	$359,938	$341,330	$308,864
Operating expenses:
Cost of revenue	23,28	(101,564)	(103,541)	(99,170)
Sales and marketing	23	(59,420)	(46,210)	(50,150)
Research and development	23	(11,955)	(13,888)	(21,167)
General and administrative	23	(52,106)	(41,003)	(19,743)
Other income	24	375	536	202
Other expense	24	(8,308)	(209)	(236)
Total operating expenses		(232,978)	(204,315)	$(190,264)
Operating profit		$126,960	$137,015	$118,600
Finance income	6	19,726	29,152	20,623
Finance cost	6,28	(6,865)	(3,287)	(7,876)
Profit before income tax		$139,821	$162,880	$131,347
Income tax expense	18	(37,168)	(38,441)	(30,265)
Profit for the year		$102,653	$124,439	$101,082
Other comprehensive income (loss):
Pension adjustments, net of tax	21	128	162	(597)
Gain (loss) on foreign currency translation	21	5,656	(10,102)	1,219
Total comprehensive income (loss) for the year		$108,437	$114,499	$101,704
Profit attributable to:
DoubleDown Interactive Co., Ltd.		102,498	124,105	101,039
Non-controlling interests		155	334	43
Total comprehensive income (loss) attributable to:
DoubleDown Interactive Co., Ltd.		108,282	114,227	101,661
Non-controlling interests		155	272	43

Earnings per share:	25
Basic		$41.37	$50.09	$40.78
Diluted		$41.37	$50.09	$40.78

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Changes in Equity
(in thousands of U.S. dollars)

		Attributable to DoubleDown Interactive Co., Ltd
	Notes	Share capital	Share premium	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non - controlling interests	Total equity
As of January 1, 2023		$21,198	$359,280	$(1,432)	$246,981	$626,027	$—	$626,027
Comprehensive income (loss) for the year
Profit for the year		—	—	—	101,039	101,039	43	101,082
Other comprehensive income (loss)	21	—	—	622	—	622	—	622
Sub-total of comprehensive income (loss) for the year		$—	$—	$622	$101,039	$101,661	$43	$101,704
Transaction with owners, recognized directly in equity
Non-controlling interests on acquisition of subsidiary		—	—	—	—	—	114	114
As of December 31, 2023		$21,198	$359,280	$(810)	$348,020	$727,688	$157	$727,845
Comprehensive income (loss) for the year
Profit for the year		—	—	—	124,105	124,105	334	124,439
Other comprehensive income (loss)	21	—	—	(9,878)	—	(9,878)	(62)	(9,940)
Sub-total of comprehensive income (loss) for the year		$—	$—	$(9,878)	$124,105	$114,227	$272	$114,499
Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(311)	(311)
As of December 31, 2024		$21,198	$359,280	$(10,688)	$472,125	$841,915	$118	$842,033
Comprehensive income (loss) for the year
Profit for the year		—	—	—	102,498	102,498	155	102,653
Other comprehensive income (loss)	21	—	—	5,784	—	5,784	—	5,784
Sub-total of comprehensive income (loss) for the year		$—	$—	$5,784	$102,498	$108,282	$155	$108,437
Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(85)	(85)
As of December 31, 2025		$21,198	$359,280	$(4,904)	$574,623	$950,197	$188	$950,385

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
See accompanying notes to consolidated financial statements.

		Year ended December 31,
	Notes	2025	2024	2023
Cash flows from (used in) operating activities
Profit for the year		$102,653	$124,439	$101,082
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	11,12,15,23	7,448	5,186	3,466
Unrealized gain on foreign currency	6	(470)	(8,357)	(127)
Unrealized loss on foreign currency	6	2,040	45	3,734
Gain on foreign currency transaction	6	(2,642)	-	-
Loss on foreign currency transaction	6	1,597	-	-
Gain on valuation of financial assets	6	(56)	-	-
Loss on valuation of financial assets	6	-	766	82
Loss on valuation of financial liabilities	6	710	-	-
Interest income	6	(16,259)	(15,657)	(13,677)
Interest expense	6	1,901	2,049	2,038
Miscellaneous income, net		30	(267)	(200)
Provision for severance benefits	17	461	140	649
Other long-term employee benefits	20	(889)	1,625	533
Impairment loss of goodwill	12, 24	8,011	-	-
Income tax expense	18	37,168	38,441	30,265
Working capital adjustments:
Accounts receivable		3,317	1,462	(11,398)
Prepaid expenses, and other assets		636	3,142	(1,832)
Other non-current assets		(55)	1,745	(1,960)
Accounts payable and accrued expenses		3,183	5,512	(3,242)
Loss contingency		-	-	(95,250)
Contract liabilities		(103)	(766)	94
Other current and non-current liabilities		(2,730)	(810)	(987)
Cash generated from operations		$145,951	$158,695	$13,270
Interest received		18,051	13,542	11,474
Interest paid		(278)	(11,036)	(130)
Income taxes paid		(26,954)	(12,755)	(526)
Net cash inflow from operating activities		$136,770	$148,446	$24,088
Cash flows from investing activities
Purchase of property and equipment		(190)	(867)	(198)
Disposal of property and equipment		22	11	5
Purchase of intangible assets		(102)	(16)	-
Disposal of financial liabilities at fair value through profit or loss		(710)	-	-
Purchase of financial assets at fair value through profit or loss		(9,761)	-	-
Disposal of financial assets at fair value through profit or loss		10,232	-	-

Acquisition of WHOW Games	30	(61,588)	-	-
Acquisition of SuprNation		-	-	(26,877)
Purchase of short-term investments		(263,892)	(80,990)	(146,363)
Sales of short-term investments		244,286	66,250	143,164
Net cash (outflow) from investing activities		$(81,703)	$(15,612)	$(30,269)
Cash flows from financing activities
Repayment of lease liabilities		(1,269)	(1,700)	(3,255)
Payment of dividends		(85)	(311)	-
Net cash (outflow) from financing activities		$(1,354)	$(2,011)	$(3,255)
Net increase (decrease) in cash and cash equivalents		$53,713	$130,823	$(9,436)
Effect of exchange rate changes on cash and cash equivalents		$328	$(2,884)	$(1,005)
Cash and cash equivalents at beginning of the year		$334,850	$206,911	$217,352
Cash and cash equivalents at end of the year		$388,891	$334,850	$206,911
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Notes to Consolidated Financial Statements
1.    General information
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “Parent Company,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. In 2017, DDI acquired DoubleDown Interactive LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US is our primary revenue-generating company. In October 2023, we acquired SuprNation AB, a Swedish limited liability company (“SuprNation”), which currently operates our iGaming business. In July 2025, we acquired WHOW Games GmbH, a German limited liability company (“WHOW Games”), which is a social casino developer based in Germany (See Note 30: Acquisition).
We develop and publish digital gaming contents on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic, and DoubleDown Fort Knox within various formats, SuprNation’s four brands, Duelz, VoodooDreams, NYSpins, and LosvegasBet on web platforms, and WHOW Games’ proprietary brands, mainly MyJackpot and Lounge777, and licensed brand, mainly Merkur24, on both web and mobile platforms.
On September 2, 2021, we completed our initial public offering (“IPO”) of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, with par value of ₩10,000 per share, of the Company. Our ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”
Acquisition of WHOW Games GmbH (“WHOW Games”)
On July 14, 2025, the Company closed the acquisition of a social casino developer headquartered in Hamburg, Germany, WHOW Games for a total cash consideration of €55.0 million (or approximately $64.3 million based on an exchange rate of €1 = $1.1687 as of then) (See Note 30: Acquisition).
Consolidated subsidiaries
The consolidated subsidiaries of the Company as of December 31, 2025 are as follows:

Subsidiary	Percentage of ownership(1)	Location	Fiscal year end	Main business
DoubleDown Interactive LLC	100%	USA	December	Game development
Double8 Games Co., Ltd	100%	Korea	December	Game development
SuprNation AB	100%	Sweden	December	Holding company
SuprClick Limited	100%	Malta	December	Marketing
SuprHoldings Limited	100%	Malta	December	Holding company
Red Sea Media Limited(2)	50%	Malta	December	Marketing
SuprPay Limited	100%	Malta	December	Game publishing and service
SuprPlay Limited	100%	Malta	December	Game publishing and service
SuprMedia Limited	100%	Gibraltar	December	Game publishing and service
SuprIsle Limited	100%	Isle of Man	December	Game publishing and service
SuprIsle Services Limited	100%	Isle of Man	December	Game publishing and service
WHOW Games GmbH	100%	Germany	December	Game development
WHOW Marketing GmbH	100%	Germany	December	Marketing
PlayCade Interactive GmbH	100%	Germany	December	Game development
(1)The effective percentage of ownership held by the Company, either directly or indirectly through its subsidiaries.
(2)     The Company holds 50% of the voting shares in Red Sea Media Limited and has substantive control, enabling it to exercise decision-making authority over its management.
In addition to the above subsidiaries, as of December 31, 2025, the Company has invested $30.8 million in certain Money Market Trust (“MMT”), which is controlled by the Company.
2.    Basis of preparation and significant accounting policies
Basis of preparation
The accompanying consolidated financial statements are presented in conformity with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by International Accounting Standard Board (“IASB”), and include the accounts of DDI and its controlled subsidiaries. All intercompany transactions, balances, and unrealized gains or losses have been eliminated. The consolidated financial statements were authorized for issuance by the board of directors on March 27, 2026.
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
Foreign currencies
The Company’s functional currency is Korean Won (“KRW”). The U.S. Dollar (“dollar,” “USD,” or “$”) is the functional currency of DDI-US, and the Euro (“EUR” or “€”) is the functional currency of SuprNation and WHOW Games. The accompanying consolidated financial statements are presented in USD, the reporting currency, to reflect its operating environment. this is because the majority of revenue from its overseas subsidiaries is denominated in USD, with key revenue-generating activities primarily conducted in the United States.
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
Gaming license
Gaming license represents social casino game and iGaming licenses acquired through the acquisitions of WHOW Games and SuprNation. The Company continuously generates advertising revenue and in-app purchase revenue through its developed and licensed game IP. Gaming license is amortized on a straight-line basis over its useful life.
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
A summary of the useful life applied to the Company’s intangible assets is as follows:

Trademarks	3 years, Indefinite
Customer relationships	4 years
Purchased technology	10 years
Development costs	3 years
Software	5 years
Gaming license	5 - 10 years

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

Building	2 - 10 years
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
Other disclosures relating to the Company’s exposure to risks and uncertainties includes:
•Financial instruments risk management and policies: Note 5
•Sensitivity analysis disclosures: Notes 5, 12 and 17
•Goodwill impairment : Note 12
•Valuation of assets and liabilities acquired from business combination: Note 30
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.
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
Fair value measurement of identifiable assets acquired and liabilities assumed in a business combination
In connection with business combinations occurring during the reporting period, the Company measures assets acquired and liabilities assumed at their fair values as of the acquisition date. As observable market prices are generally not available for the measurement of fair value of assets acquired and liabilities assumed in a business combination, significant management judgments and estimates are required. These include, but are not limited to, estimations of future cash flows, discount rates, growth rates, and the estimated useful lives of intangible assets. The key assumptions used in such fair value measurements are established based on market conditions, the business outlook of the acquiree, and other reasonably available information.
4.    New Standards and interpretations
4.1.    New standards and interpretations adopted during the year
Amendments to IAS 21 - Lack of Exchangeability
The amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates require the application of a consistent approach when assessing whether a currency can be exchanged for another currency and, when it cannot, determining the exchange rate to be used, and the related disclosures. The Company has applied these amendments prospectively. The adoption did not have a material impact on the Company’s consolidated financial statements.
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
Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity
The amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments address the accounting for power purchase agreements (PPAs) to help entities better report the financial effects of nature-dependent electricity contracts. The amendments include clarifying the application of the own-use requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements.
Annual Improvements to IFRS Accounting Standards – Volume 11
Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. The 2024 amendments are to the following standards:
•IFRS 1 First-time Adoption of International Financial Reporting Standards;
•IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•IFRS 9 Financial Instruments;
•IFRS 10 Consolidated Financial Statements; and
•IAS 7 Statement of Cash Flows.
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
The financial instruments denominated in major foreign currencies as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025		December 31, 2024
Classification	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	$73,001	$96	$99,212	$—
CAD	4	—	13	—
EUR	1,999	—	1,640	1,228
GBP	4,132	3,557	3,569	1,337
NZD	16	—	38	—
SEK	190	48	269	71
NOK	—	—	38	—
Total	$79,342	$3,701	$104,779	$2,636

The Company measures foreign exchange risk as a 5% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can reasonably occur. The impact of a 5% fluctuation in foreign currency exchange rates on the Company’s monetary assets and liabilities as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025		December 31, 2024
Classification	5% Increase	5% Decrease	5% Increase	5% Decrease
USD	$3,645	$(3,645)	$4,961	$(4,961)
CAD	—	—	1	(1)
EUR	100	(100)	21	(21)
GBP	29	(29)	112	(112)
NZD	1	(1)	2	(2)
SEK	7	(7)	10	(10)
NOK	—	—	2	(2)
Total	$3,782	$(3,782)	$5,109	$(5,109)
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
The liquidity risk as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025
	Book value	< 3 months	3-12 months	1-2years	2-5years	> 5years	Total
Accounts payable and accrued expenses	$21,663	$21,663	$—	$—	$—	$—	$21,663
Lease liabilities (1)	4,753	278	1,176	1,554	2,097	—	5,105
Current portion of borrowings with related party (1)	34,846	—	38,049	—	—	—	38,049
Total	$61,262	$21,941	$39,225	$1,554	$2,097	$—	$64,817
(1)The contractual cash flows include interest payments.

	December 31, 2024
	Book value	< 3 months	3-12 months	1-2years	2-5years	> 5years	Total
Accounts payable and accrued expenses	$14,990	$12,890	$2,100	$—	$—	$—	$14,990
Lease liabilities (1)	4,672	266	1,025	1,215	2,500	232	5,238
Long-term borrowings with related party (1)	34,014	—	—	37,140	—	—	37,140
Total	$53,676	$13,156	$3,125	$38,355	$2,500	$232	$57,368
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
The Company manages its capital on the basis of its net debt ratio, which is calculated by dividing the net debt by total equity. Net debt is calculated as accounts payable, accrued expenses and borrowings less cash and cash equivalents.
6.    Financial instruments
6.1.    Financial assets
Financial assets by category as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$388,892
Short-term investments	—	101,142
Accounts receivable, net	—	32,017
Accrued income	—	948
Financial assets at fair value through profit or loss	45	—
Total	45	522,999
Non-current assets
Financial assets at fair value through profit or loss	437	—
Total	$437	$—

	December 31, 2024
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$334,850
Short-term investments	—	80,000
Accounts receivable, net	—	30,778
Accrued income	—	2,996
Total	$—	$448,624
Non-current assets
Financial assets at fair value through profit or loss	417	—
Total	$417	$—

6.2.    Financial liabilities
Financial liabilities by category as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025	December 31, 2024
	Financial assets measured at amortized cost	Financial assets measured at amortized cost
Current liabilities:
Accounts payable	$17,080	$2,889
Accrued expenses (1)	4,583	12,101
Current lease liabilities	1,444	1,162
Current portion of borrowings with related party	34,846	—
Total	$57,953	$16,152
Non-current liabilities:
Non-current lease liabilities	3,309	3,510
Long-term borrowings with related party	—	34,014
Other non-current liabilities	—	936
Total	$3,309	$38,460
(1)Exclude payroll liabilities that should be paid to employees such as annual leave allowance.
6.3.    Fair value hierarchy
Fair value hierarchy classifications of the financial assets that are measured at fair value disclosed in fair value as of December 31, 2025, and 2024, are as follows (in thousands):

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	$—	$45	$437	$482

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	$—	$—	$417	$417

6.4.    Valuation techniques and the inputs
The valuation techniques and inputs used for fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2025, and 2024 are as follows (in thousands):

	December 31, 2025	December 31, 2024	Level	Valuation techniques
Capital contribution to cooperatives	$437	$417	3	Market-Based Fair Value Approach
Derivative instruments (Money Market Trust)	$45	$—	2	Discounted Cash Flow Method
6.5.    Net gains or losses by category of financial instruments
Net gains or losses by category of financial instruments for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

(in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Financial assets at fair value through profit or loss
Interest income	$72	$—	$419
Gain on foreign currency transactions	473	—	930
Loss on foreign currency transactions	(1)	—	—
Gain on valuation of financial assets	56	—	—
Loss on valuation of financial assets	—	(766)	(82)
Sub-total	$600	$(766)	1,267
Financial assets at amortized cost
Interest income	16,187	15,657	13,258
Gain on foreign currency transactions	2,465	5,138	5,872
Unrealized gain on foreign currency	470	8,081	17
Loss on foreign currency transactions	(2,178)	(395)	(1,879)
Unrealized loss on foreign currency	(2,041)	(45)	(3,364)
Sub-total	$14,903	$28,436	$13,904
Total	$15,503	$27,670	$15,171
Financial liabilities at fair value through profit or loss
Loss on valuation of financial liabilities	$(710)	$—	$—
Sub-total	$(710)	$—	$—
Financial liabilities at amortized cost
Interest expense	$(1,901)	$(2,049)	$(2,038)
Gain on foreign currency transactions	3	—	17
Unrealized gain on foreign currency	—	276	110
Loss on foreign currency transactions	(34)	(32)	(143)
Unrealized loss on foreign currency	—	—	(370)
Sub-total	$(1,932)	$(1,805)	$(2,424)
Total	$(2,642)	$(1,805)	$(2,424)

6.6.    Finance income and costs
Finance income and costs for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

(in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Finance income
Interest income	$16,259	$15,657	$13,677
Gain on valuation of financial assets	56	—	—
Gain on foreign currency transactions	2,941	5,139	6,819
Unrealized gain on foreign currency	470	8,356	127
Total	$19,726	$29,152	$20,623
Finance cost
Interest expense	1,901	2,049	2,038
Loss on valuation of financial assets	—	766	82
Loss on valuation of financial liabilities	710	—	—
Loss on foreign currency transactions	2,213	427	2,022
Unrealized loss on foreign currency	2,041	45	3,734
Total	$6,865	$3,287	$7,876
7.    Cash and cash equivalents and short-term investments
Cash and cash equivalents and short-term investments as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025	December 31, 2024
Deposits in banks (1)	$388,891	$334,850
Short-term investments	101,142	80,000
Total	$490,033	$414,850
(1) A portion of cash and cash equivalents is classified as restricted cash, as it includes customer balances of $848 thousand and $926 thousand as of December 31, 2025, and 2024, respectively.

8.    Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss as of December 31, 2025 and 2024 are as follows (in thousands):

	December 31, 2025		December 31, 2024
	Current	Non-current	Current	Non-current
Derivatives	$45	$—	$—	$—
Equity funds	—	437	—	417
Total	$45	$437	$—	$417
9.    Accounts receivables
9.1.    Accounts receivables
Accounts receivables by category as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025	December 31, 2024
Accounts receivables	$32,067	$30,791
Allowance for doubtful receivables	(50)	(13)
Total	$32,017	$30,778

9.2.    Changes in allowance for doubtful accounts
Changes in allowance for doubtful accounts for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

(in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Beginning balance	$13	$14	$—
Business combination	—	—	13
Bad debt expense	33	—	—
Effect of movements in exchange rates	4	(1)	1
Ending balance	$50	$13	$14

10.    Prepaid expenses and other assets
Other current assets by category as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025	December 31, 2024
Prepaid expenses and other assets:
Prepaid expenses	$2,629	$3,401
Accrued income	948	2,996
Income tax receivable	1,696	1,179
Value-added tax payment	204	38
Other current assets	46	—
Total	$5,523	$7,614
Other non-current assets:
Financial assets at fair value through profit or loss	$437	$417
Defined benefit plan	251	30
Long-term prepaid expenses	218	299
Total	$906	$746
11.    Property, plant, and equipment
11.1.    Category of property, plant and equipment
Property and equipment as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025
	Acquisition cost	Accumulated depreciation	Net book value
Facilities	$449	$(82)	$367
Office equipment	1,817	(1,100)	717
Total	$2,266	$(1,182)	$1,084

	December 31, 2024
	Acquisition cost	Accumulated depreciation	Net book value
Facilities	$346	$(346)	$—
Office equipment	$1,370	$(826)	$544
Construction in Progress	$481	$—	$481
Total	$2,197	$(1,172)	$1,025

11.2.    Changes in the net book value of property, plant and equipment
Changes in property, plant, and equipment for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	December 31, 2025
	Facilities	Office equipment	Construction in Progress	Total
Beginning balance	$—	$544	$481	$1,025
Acquisition	26	164	—	190
Acquisition in business combination	—	255	—	255
Transfers	486	—	(486)	—
Disposal	—	(19)	—	(19)
Depreciation	(82)	(238)	—	(320)
Foreign exchange differences	(63)	11	5	(47)
Ending balance	$367	$717	$—	$1,084

	December 31, 2024
	Facilities	Office equipment	Construction in Progress	Total
Beginning balance	$—	$444	$—	$444
Acquisition	—	323	481	804
Disposal	—	(13)	—	(13)
Depreciation	—	(187)	—	(187)
Foreign exchange differences	—	(23)	—	(23)
Ending balance	$—	$544	$481	$1,025

	December 31, 2023
	Facilities	Office equipment	Total
Beginning balance	$—	$436	$436
Acquisition	—	179	179
Acquisition in business combination	—	34	34
Disposal	—	(8)	(8)
Depreciation	—	(195)	(195)
Foreign exchange differences	—	(2)	(2)
Ending balance	$—	$444	$444
12.    Intangible assets and Goodwill
12.1.    Category of intangible assets
Intangible assets as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025
	Acquisition cost	Accumulated depreciation	Accumulated impairment	Net book value
Goodwill	$689,563	$—	$(262,904)	$426,659
Trademarks	51,164	(709)	(15,000)	35,455
Customer relationships	84,881	(80,352)	—	4,529
Purchased technology	53,186	(47,105)	—	6,081
Development costs	9,486	(9,486)	—	—
Software	7,088	(3,603)	—	3,485
Gaming License	34,542	(4,226)	—	30,316
Total	$929,910	$(145,481)	$(277,904)	$506,525

	December 31, 2024
	Acquisition cost	Accumulated depreciation	Accumulated impairment	Net book value
Goodwill	$650,697	$—	$(254,893)	$395,804
Trademarks	50,012	(3)	(15,000)	35,009
Customer relationships	83,749	(77,552)	—	6,197
Purchased technology	52,297	(46,225)	—	6,072
Development costs	9,486	(9,486)	—	—
Software	465	(437)	—	28
Gaming License	2,469	(2,109)	—	360
Total	$849,175	$(135,812)	$(269,893)	$443,470

12.2.    Changes in the net book value of intangible assets
Changes in the net book value of intangible assets for the years ended December 31, 2025, 2024, and 2023 are as follows (in thousands):

	December 31, 2025
	Goodwill	Trademarks	Customer relationships	Purchased technology	Software	Gaming License	Total
Beginning balance	$395,804	$35,009	$6,197	$6,072	$28	$360	443,470
Acquisition	—	—	—	—	102	—	102
Acquisition in business combination	36,674	500	—	—	3,900	31,805	72,879
Impairment	(8,011)	—	—	—	—	—	(8,011)
Amortization	—	(58)	(2,373)	(746)	(565)	(2,080)	(5,822)
Translation differences	2,192	4	705	755	20	231	3,907
Ending balance	$426,659	$35,455	$4,529	$6,081	$3,485	$30,316	$506,525

	December 31, 2024
	Goodwill	Trademarks	Customer relationships	Purchased technology	Software	Gaming License	Total
Beginning balance	$396,704	$35,000	$8,885	$7,162	$44	$480	$448,275
Acquisition	—	12	—	—	4	—	16
Acquisition in business combination	—	—	—	—	—	—	—
Amortization	—	(3)	(2,272)	(714)	(16)	(97)	(3,102)
Translation differences	(900)	—	(416)	(376)	(4)	(23)	(1,719)
Ending balance	$395,804	$35,009	$6,197	$6,072	$28	$360	$443,470

	December 31, 2023
	Goodwill	Trademarks	Customer relationships	Purchased technology	Software	Gaming License	Total
Beginning balance	$379,072	$35,000	$—	$—	$51	$—	$414,123
Acquisition	—	—	—	—	11	—	11
Acquisition in business combination	16,933	—	8,893	6,987	—	476	33,289
Amortization	—	—	(380)	(120)	(17)	(16)	(533)
Translation differences	699	—	372	295	(1)	20	1,385
Ending balance	$396,704	$35,000	$8,885	$7,162	$44	$480	$448,275
12.3. Goodwill and indefinite-lived trademarks
The Company allocates goodwill and indefinite-lived trademarks to Cash-Generating Units (“CGUs”) that are expected to benefit from the synergies of a business combination as of the acquisition date. These assets are tested for impairment annually, as of October 1, or more frequently if events or circumstances suggest that the carrying amount of the related CGU or indefinite-lived trademarks may exceed its recoverable amount. For indefinite-lived trademarks, the recoverable amount is determined using the relief-from-royalty method, which assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As of December 31, 2025, the key assumptions used in the calculation include (i) a perpetual growth rate of 1% and a discount rate of 11.1% for DoubleDown Interactive Co., Ltd. goodwill, (ii) indefinite-lived trademarks, and (iii) a perpetual growth rate of 1% and a discount rate of 16.3% for SuprNation goodwill. In addition, the following table shows goodwill and indefinite-lived trademarks allocated to each CGU.

	Year ended December 31,
	2025	2024
DoubleDown Interactive Co., Ltd.
Goodwill	$379,072	$379,072
Indefinite-lived trademarks	35,000	35,000
SuprNation
Goodwill	10,676	16,732
WHOW Games
Goodwill	36,911	—
The recoverable amount of CGU is determined as the higher of its fair value less costs of disposal and its value in use, which is estimated by discounting projected future cash flows to their present value using a discount rate that reflects current market assessments of the time value of money and risks specific to the asset. The Company applies a discounted cash flow (“DCF”) model to calculate value in use. This model incorporates cash flow projections based on management-approved financial budgets covering a five-year period. Significant assumptions used in these projections include the weighted average cost of capital (“WACC”), perpetual growth rates, profitability, and the impact of working capital changes. Cash flows beyond the five-year period are extrapolated using a perpetual growth rate of 1% after-tax cash flows are discounted using an after-tax WACC, which reflects current market assessments of the time value of money and asset-specific risks. The following table summarizes the reporting period’s WACC discount rate and perpetual growth rate.

	Pre-tax WACC discount rate	After-tax WACC discount rate	Perpetual growth rate
FY 2025
DoubleDown Interactive CGU	11.5%	11.1%	1.0%
SuprNation CGU	17.2%	16.3%	1.0%
For the year ended December 31, 2025, impairment losses of $8.0 million were recognized in relation to SuprNation’s goodwill.
12.4. Sensitivity Analysis on the effect of changes in the principal assumptions
The following table presents the sensitivity analysis on the effect of changes in the discount rate as follows (in thousands):

	Year ended December 31, 2025
	+0.5% point	-0.5% point
DoubleDown Interactive CGU	$(42,170)	$46,530
SuprNation CGU	(542)	579
The following table presents the sensitivity analysis on the effect of changes in the perpetual growth rate as follows (in thousands):

	Year ended December 31, 2024
	+0.5% point	-0.5% point
DoubleDown Interactive CGU	$(33,043)	$36,153
SuprNation CGU	(1,176)	1,260
The above sensitivity analysis was calculated assuming all other assumptions were constant. The sensitivity analysis for calculating the enterprise value for each CGU was conducted using the same DCF method.
13.    Accounts payable and accrued expenses, and loss contingency
The following table summarizes accounts payable and accrued expenses (in thousands):

	December 31, 2025	December 31, 2024
Accounts payable	$17,080	$2,889
Accrued expenses(1)	7,484	12,101
Total	$24,564	$14,990
(1) The cumulative accrued interest expenses on borrowings from DoubleU Games are included in the balance as of December 31, 2025.
14.    Other liabilities
Other current and non-current liabilities as of December 31, 2025 and 2024, are as follows: (in thousands):

	December 31, 2025	December 31, 2024
Other current liabilities:
Withholdings	$788	$515
Others	972	3,451
Total	$1,760	$3,966
Other non-current liabilities:
Long-term accrued expenses (1)	1,311	3,077
Others	27	146
Total	$1,338	$3,223
(1) The cumulative accrued interest expenses on borrowings from DoubleU Games and performance-based compensation are included in the balance as of December 31, 2024 and share-based compensations are included in the balance as of December 31, 2025, and 2024.
15.    Lease
15.1. Our leases primarily consist of real estate leases for office space and do not have any non-lease components. The leases typically run for a period of 2 ~10 years, with an option to renew or terminate the lease after that date. No restrictions or covenants are imposed on leases, but the lease assets shall not be provided as collateral for borrowings.
15.2.    Changes in right-of-use assets and lease liabilities:
Changes in right-of-use assets and lease liabilities for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2025	$4,308	$4,672
Depreciation	(1,307)	—
Business combination	1,163	1,232
Interest expense relating to lease liabilities	—	278
Payments of lease liabilities	—	(1,546)
Translation differences	109	117
Balance at December 31, 2025	$4,273	$4,753

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2024	$7,072	$7,577
Acquisitions	451	446
Depreciation	(1,897)	—
Reassessment	(742)	(987)
Interest expense relating to lease liabilities	—	372
Payments of lease liabilities	—	(2,072)
Translation differences	(576)	(664)
Balance at December 31, 2024	$4,308	$4,672

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2023	$3,598	$4,675
Acquisitions	5,930	5,930
Depreciation	(2,738)	—
Reassessment	102	—
Business Combination	200	191
Interest expense relating to lease liabilities	—	204
Payments of lease liabilities	—	(3,459)
Translation differences	(20)	36
Balance at December 31, 2023	$7,072	$7,577
15.3.    Cash flow information recognized in the consolidated statement of comprehensive income is as follows (in thousands):

	Year ended December 31,
	2025	2024	2023
Depreciation expense of right-of-use assets	$1,307	$1,897	$2,738
Interest expense relating to lease liabilities	278	372	204
Expense relating to leases of low-value assets	25	31	21
15.4.    Cash flow information related to leases is as follows (in thousands):

	Year ended December 31,
	2025	2024	2023
Total cash paid for the lease	$1,572	$1,700	$3,255
16.    Short-term and long-term borrowings
The following table represents borrowings from DoubleU Games as follows (in thousands):

	Interest rate	Maturity	December 31, 2025	December 31, 2024
Current portion of borrowings with related party (1)	4.60%	May 27, 2026	$34,846	$—
Long-term borrowings with related party (1)	4.60%	May 27, 2026	—	34,014
(1) DoubleU Games extended three loans to us on May 25, 2018, August 27, 2018, and November 26, 2018 (collectively, the “4.6% Senior Notes”), and the aggregate outstanding principal amount as of December 31, 2025 was $34.8 million. In May 2024, a voluntary interest payment of $9.6 million was made, and the maturity of the 4.6% Senior Notes was extended by two years to May 27, 2026, including the remaining outstanding principal amount under the 4.60% Senior Notes.
17.    Retirement benefit plan
17.1.    Defined benefit plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, that provides a specified amount of pension benefit based on length of service. The service cost components of the net periodic benefit costs are charged to current operations based on the employee’s functional area.
17.2.    Details of defined benefit liabilities
The following table presents net defined benefit liabilities (defined benefit assets) as follows (in thousands):

	December 31, 2025	December 31, 2024
Present value of defined benefit obligations	$2,189	$1,978
Fair value of plan assets	(2,440)	(2,008)
Net defined benefit liabilities (assets)	$(251)	$(30)
17.3.    Changes in the defined benefit liabilities and fair value of plan assets
The following table summarizes the components of projected benefit obligation (in thousands):

	Year ended December 31,
	2025	2024	2023
Projected benefit obligation at January 1	$1,978	$4,440	$3,753
Current service cost	459	715	723
Past service cost (1)	—	(537)	—
Net transfers to related parties	(46)	(1,463)	(428)
Interest cost	87	101	98
Experience adjustments in actuarial (gain) loss	10	(300)	552
Financial assumptions in actuarial (gain) loss	(175)	92	162
Benefits paid	(167)	(520)	(247)
Translation differences	43	(550)	(173)
Projected benefit obligation at December 31	$2,189	$1,978	$4,440
(1) The Company classified the past service cost based on an amendment to the executive retirement benefit plan and the court ruling on ordinary wages during 2024.
17.4.    Changes in the fair value of plan assets
The following table summarizes the components of fair value of plan assets (in thousands):

	Year ended December 31,
	2025	2024	2023
Fair value of plan assets at January 1	$2,008	$4,070	$3,523
Interest income	85	139	172
Net transfers to related parties	(43)	(1,204)	(237)
Interest income from plan assets in actuarial (gain) loss	(2)	(3)	(8)
Contributions by employer directly to plan assets	490	—	931
Benefits payments	(145)	(485)	(251)
Translation differences	47	(509)	(60)
Fair value of plan assets at December 31	$2,440	$2,008	$4,070

17.5.    Details of plan assets
The following table presents components of plan assets as follows (in thousands):

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$—	$1
Guaranteed deposits in banks	1,443	2,007
Beneficiary certificate	997	—
Total	$2,440	$2,008
17.6.    Key assumptions used for defined benefit
The following table presents key assumptions used for defined benefit as follows (in thousands):

	Year ended December 31,
	2025	2024
Expected rate of salary and wage increase	5.00%	5.00%
Discount rate for defined benefit obligations	5.02%	4.13%
17.7.    Sensitivity analysis on the effect of changes in the principal assumptions
The following table presents the sensitivity analysis on the effect of changes in the principal assumptions as follows (in thousands):

	Year ended December 31,		Year ended December 31
	2025	2025	2024	2024
	+1% point	-1% point	+1% point	-1% point
Expected rate of salary and wage increase	$217	$(191)	$189	$(165)
Discount rate for defined benefit obligations	(189)	219	(165)	193
The above sensitivity analysis was calculated under the assumption that other assumptions were constant. The sensitivity of the defined benefit debt to changes in major actuarial assumptions was calculated using the same predictive unit approach used to calculate the defined benefit debt recognized in the statement of financial position.
17.8.    Effect of defined benefit plan on future cash flows
The Company has a policy requiring an annual review of plan assets to ensure they are maintained at or above the level mandated by the pension obligations. Expected contributions for the years ended December 31, 2025, and 2024 were $427 thousand and $434 thousand, respectively.
The following table presents the expected maturity analysis of undiscounted pension benefits as follows (in thousands):

	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
December 31, 2025	$199	$170	$409	$2,944	$3,722
December 31, 2024	177	149	325	2,374	3,025

As of December 31, 2025, the expected working years remaining in the defined benefit obligation is 9.65 years.
17.9.    Defined contribution plan
The Company supports a defined contribution plan for our employees at DDI-US. In the United States, these benefits are offered for DDI-US employees through a 401(k) plan, and SuprNation and WHOW Games does not maintain a defined contribution plan related to retirement benefits. Our contribution expenses for the years ended December 31, 2025, 2024, and 2023 were approximately $195 thousand, $199 thousand, and $242 thousand, respectively.

18.    Income taxes
18.1.    The components of income tax expense
The following table presents the details of income tax expenses for the periods presented (in thousands):

	Year ended December 31,
	2025	2024	2023
Current taxes	$25,848	$14,107	$529
Adjustments recognized related to prior period	187	(41)	—
Deferred taxes	11,024	24,418	29,563
Income tax expenses recognized directly to equity	(34)	(43)	125
Transition from US GAAP to IFRS	—	—	48
Others	143	—	—
Income tax expense	$37,168	$38,441	$30,265
18.2.    Reconciliation of profit before income tax
The following table presents a reconciliation of income before income tax at the statutory rate to our effective income tax rate for the periods presented (in thousands, %):

	Year ended December 31,
	2025	2024	2023
Profit before income tax	$139,821	$162,880	$131,347
Income tax expense using the statutory tax rate of each country	35,609	39,044	30,615
FDII foreign income deduction	(1,222)	(536)	(1)
Expenses not deductible for tax purposes(1)	719	1,674	59
Tax credit	(181)	(545)	(473)
Changes in unrecognized deferred tax assets	2,838	(1,193)	446
Others	(595)	(3)	(381)
Income tax expenses	$37,168	$38,441	$30,265
Effective income tax rate	26.6%	23.6%	23.6%
(1) Non-deductible expenses include performance-based incentive plan for certain key employees of SuprNation.

The following table presents a statutory tax rate by country for the periods as follows:

	Year ended December 31,
	2025	2024	2023
US(1)	23.54%	23.78%	23.76%
Korea	20.90%	20.90%	20.90%
Malta	35.00%	35.00%	35.00%
Germany	32.28%	32.28%	32.28%
(1) The statutory rate was adjusted to reflect annual changes in the U.S. state tax rate.

18.3.    Income taxes recognized directly in capital
The following table presents income tax recognized directly to equity as follows (in thousands):

	Year ended December 31, 2025
	Before-tax	Tax effect	After-tax
Re-measurement of defined benefit plan	$163	$(35)	$128

	Year ended December 31, 2024
	Before-tax	Tax effect	After-tax
Re-measurement of defined benefit plan	$205	$(43)	$162

	Year ended December 31, 2023
	Before-tax	Tax effect	After-tax
Re-measurement of defined benefit plan	$(722)	$125	$(597)
18.4.    Analysis of deferred tax assets and deferred tax liabilities
The following table presents analysis of deferred tax assets and deferred tax liabilities as follows (in thousands):

	December 31, 2025	December 31, 2024
Deferred tax assets
Deferred tax assets to be recovered within 12 months	$592	$420
Deferred tax assets to be recovered after more than 12 months	11,955	20,349
Sub-total	$12,547	$20,769
Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months	(117)	(303)
Deferred tax liabilities to be recovered after more than 12 months	(29,610)	(17,093)
Sub-total	$(29,727)	$(17,396)
Net deferred tax assets(liabilities)	$(17,180)	$3,373

18.5.    Change in deferred tax assets and deferred tax liabilities
The following table presents analysis of deferred tax assets and deferred tax liabilities as follows (in thousands):

	December 31, 2025
	Beginning balance	Business Combination	Profit (loss)	Other comprehensive income (loss)	Changes in foreign currency remeasurement	Ending balance
Deferred income tax on temporary differences
Provision for retirement benefit	$413	$—	$93	$(35)	$11	$482
Accrued expense	957	—	235	—	15	1,207
Intangible assets	10,602	(9,530)	(885)	—	(563)	(376)
Capitalized R&D costs	2,954	—	1,162	—	—	4,116
Lease liabilities	979	398	(216)	—	17	1,178
Depreciation expense	92	—	241	—	33	366
Accrued income	(626)	—	437	—	(19)	(208)
Goodwill	(15,704)	—	(9,851)	—	—	(25,555)
Right-of-use asset	(1,015)	(375)	147	—	(37)	(1,280)
Plan assets for retirement benefit	(413)	—	(59)	—	(10)	(482)
Derivatives	—	—	(10)	—	—	$(10)
Others	7	(134)	470	—	2	345
Sub-total	$(1,754)	$(9,641)	$(8,236)	$(35)	$(551)	$(20,217)
Net operating loss carryforward	8,864	175	105	—	742	9,886
Tax credit carryforward	11,597	—	(22)	—	284	11,859
Unrecognized deferred income tax (1)	(15,334)	—	(2,837)	—	(537)	(18,708)
Total	$3,373	$(9,466)	$(10,990)	$(35)	$(62)	$(17,180)
Deferred tax assets	3,373	188	(461)	(35)	(2,885)	180
Deferred tax liabilities	—	(9,654)	(10,529)	—	2,823	(17,360)
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

	December 31, 2023
	Beginning balance	Business Combination	Profit (loss)	Other comprehensive income (loss)	Changes in foreign currency remeasurement	Ending balance
Deferred income tax on temporary differences
Provision for retirement benefit	$800	$—	$1	$127	$(12)	$916
Unconfirmed annual leave allowance	98	—	(22)	—	1	$77
Accrued expense	36,176	—	(34,237)	—	(9)	$1,930
Intangible assets	17,632	(5,459)	643	—	—	$12,816
Capitalized R&D costs	—	—	1,123	—	—	$1,123
Lease liabilities	1,120	67	216	—	8	$1,411
Depreciation expense	—	137	14	—	—	$151
Accrued income	(6)	—	(215)	—	(3)	$(224)
Goodwill	4,467	—	(10,038)	—	—	$(5,571)
Right-of-use asset	(977)	(67)	(465)	—	(13)	$(1,522)
Plan assets for retirement benefit	(740)	—	(114)	(2)	6	$(850)
Others	(431)	(82)	(732)	—	1	$(1,244)
Sub-total	$58,139	$(5,404)	$(43,826)	$125	$(21)	$9,013
Net operating loss carryforward	5,934	3,774	14,410	—	(128)	$23,990
Tax credit carryforward	14,171	—	(83)	—	(244)	$13,844
Unrecognized deferred income tax (1)	(18,893)	—	(189)	—	334	$(18,748)
Total	$59,351	$(1,630)	$(29,688)	$125	$(59)	$28,099
Deferred tax assets	59,351	—	(30,470)	125	(59)	$28,947
Deferred tax liabilities	—	(1,630)	782	—	—	$(848)
(1)Deferred income tax on temporary differences has not been recognized due to that it is more likely than not that these deferred tax assets will not be realized.

18.6.    Deferred tax assets of $992 thousand as of December 31, 2025 arising from temporary differences were not recognized due to the uncertainty of their future realization. In addition, unrecognized deferred tax assets related to net operating loss carryforward and tax credit carryforward are $5,857 thousand and $11,859 thousand, respectively, for the year ended December 31, 2025. Furthermore, unrecognized deferred tax assets and deferred tax liabilities related to investment in subsidiaries are $3,923 thousand and $49,784 thousand, respectively, as of December 31, 2025.

18.7.    The maturities of deficit carried forward and others
The following table presents the expected period of expiry for unused net operating loss and tax credit not recognized in deferred tax assets as follows (in thousands):

	December 31, 2025		December 31, 2024
	Net operating loss (1)	Tax credit	Net operating loss (1)	Tax credit
FY2026	$83	$—	$81	$—
FY2027	440	—	430	—
FY2028	958	499	935	296
FY2029	2,868	3,008	2,800	3,112
FY2030	—	2,487	—	2,427
FY2031	—	2,796	—	2,730
FY2032	—	2,715	—	2,696
FY2033	—	345	—	336
FY2034	—	—	—	—
FY2035	5,776	9	5,638	—
FY2036	3,294	—	3,215	—
FY2037	29	—	29	—
FY2038	14	—	13	—
FY2039	10	—	10	—
Total	$13,477	$11,859	$13,151	$11,597
(1)    The net operating loss with no expiration is $7,825 thousand and $2,006 thousand as of December 31, 2025, and 2024, respectively.
19.    Shareholders’ equity
We have 200,000,000 total authorized shares with 2,477,672 common shares issued and outstanding at December 31, 2025, and 2024, and a par value per share is KRW10,000.
19.1.    Changes in share capital
The following table represents common shares, share capital and premium as follows (in thousands, except shares):

	Common shares	Share capital	Share premium	Total
Balance at January 1, 2024	2,477,672	$21,198	$359,280	$380,478
Balance at December 31, 2024	2,477,672	$21,198	$359,280	$380,478
Balance at January 1, 2025	2,477,672	$21,198	$359,280	$380,478
Balance at December 31, 2025	2,477,672	$21,198	$359,280	$380,478
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

The vesting period is three years from the date of the grant, and the option is exercisable within five years thereafter at an exercise price of $15.0 per ADS. For the years ended December 31, 2025, 2024, and 2023, the Company recognized total expenses of $(0.9) million, $1.6 million, and $0.5 million, respectively, for performance-based compensation, with corresponding other non-current liabilities carrying amounts of $1.1 million, $2.0 million and $0.5 million, respectively.
20.2.    Measurement of fair value of performance-based compensation
The fair value of performance-based compensation is estimated by using the binomial option pricing model. The following table represents components and inputs used for fair value of performance-based compensation as follows:

	Year ended December 31,
	2025	2024
Share price on the reporting date	$8.63	$10.44
Expected volatility	6.19%	10.30%
Expected dividend rate	0.00%	0.00%
Expected maturity	4.8 years ~ 5.3 years	5.8 years ~ 6.3 years
Risk-free interest rate	4.45%	4.76%
Fair value	$1.2 million	$3.4 million
20.3.    Changes in the number of shares granted
Changes in the number of shares granted for the years ended December 31, 2025, 2024 and 2023 are as follows (in shares):

	Year ended December 31,
	2025	2024	2023
Balance at January 1	$571,700	$759,000	$-
Granted, during the period	-	-	759,000
Forfeited, during the period	-	(187,300)	-
Balance at December 31(1)	$571,700	$571,700	$759,000
(1) At the end of each reporting period, the number of exercisable shares is zero.
21.    Accumulated other comprehensive income
The following table represents accumulated other comprehensive income as follows (in thousands):

	December 31, 2025	December 31, 2024	December 31, 2023
Pension adjustments, net of tax	$(1,739)	$(1,867)	$(2,029)
Foreign currency translation adjustments	(3,165)	(8,821)	1,219
Total	$(4,904)	$(10,688)	$(810)

22.    Revenue from contract with customers
22.1 Disaggregation of revenue
The Company distinguishes between revenue recognized over time and revenue recognized at a point in time.
The table below presents revenue by service contract type, geographic market, and the timing of performance obligation satisfaction (in thousands):

	Year ended December 31,
	2025	2024	2023
Type of service (1)
Social casino game	$298,958	$308,279	$304,602
Geographic market (1)
U.S.	242,094	269,481	267,721
International	56,864	38,798	36,881
Total	$298,958	$308,279	$304,602
Timing of revenue recognition (1)
Over the time	298,458	307,608	$304,094
At a point in time	500	671	508
Total	$298,958	$308,279	$304,602
(1)iGaming revenues are excluded, and amounted to $60,980 thousand in 2025, $33,051 thousand in 2024 and $4,262 thousand in 2023.
The following table disaggregates revenue between Third-Party Platforms and Direct-to-Consumers (in thousands):

	Year ended December 31,
	2025	2024	2023
Third-Party Platforms	$238,511	$277,567	$284,286
Direct-to-Consumers(1)	60,447	30,712	20,316
Total (2)	$298,958	$308,279	$304,602
(1)Direct-to-Consumer (“DTC”) revenue represents revenue from purchases made through Company-owned channels, including web storefront transactions and other direct payment flows.
(2)iGaming revenues are excluded, and amounted to $60,980 thousand in 2025, $33,051 thousand in 2024 and $4,262 thousand in 2023.
22.2 Contract assets, contract liabilities with customers
The following table summarizes our opening and closing balances in contract assets and contract liabilities (in thousands):

	December 31, 2025	December 31, 2024
Contract assets (1)	$518	$526
Contract liabilities (2)	1,861	1,754
(1)Contract assets are included within prepaid expenses and other assets in our consolidated financial position.
(2)The amount of revenue recognized during the current year from the contract liabilities balance at the beginning of the reporting period is respectively $1,754 thousand in 2025 and $2,520 thousand in 2024.

23.    Classification of operating expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	Year ended December 31,
	2025	2024	2023
Personnel expenses	$23,967	$33,322	$29,713
Depreciation and amortization	6,141	3,289	728
Depreciation of right-of-use assets	1,307	1,897	2,738
Taxes and dues	17,832	8,223	1,308
Fees and commissions	116,283	110,066	102,886
Advertising expenses	51,932	39,576	45,163
Other expenses	7,583	8,269	7,695
Total (1)	$225,045	$204,642	$190,231
(1)Represents the sum of cost of revenue, sales and marketing, research and development, and general and administrative expenses as presented in the consolidated statement of comprehensive income.
24.    Other income and other expense
Other income and other expense consisted of the following (in thousands):

	Year ended December 31,
	2025	2024	2023
Other income
Gain on disposition of property and equipment	$14	$178	$3
Miscellaneous gain	361	358	199
Total	$375	$536	$202

	Year ended December 31,
	2025	2024	2023
Other expense
Loss on disposition of property and equipment	$11	$2	$1
Miscellaneous loss	286	207	235
Impairment loss of goodwill	8,011	—	—
Total	$8,308	$209	$236
25.    Earnings per share
25.1.    Basic earnings per share is computed by dividing earning by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. The following table presents the calculation of basic earnings per share (in thousands, except share and per share amounts):

	Year ended December 31,
	2025	2024	2023
Numerator:
Profit applicable to DoubleDown Interactive Co., Ltd.	$102,498	$124,105	$101,039
Weighted average shares outstanding - basic	2,477,672	2,477,672	2,477,672
Basic earnings per share	$41.37	$50.09	$40.78
25.2.    Diluted earnings per share is computed by dividing profit applicable to owners of the Company by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period. The Company does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2025, 2024 and 2023 are the same as the basic earnings per share.
26.    Supplemental of Cash Flows
26.1.    The following table represents transactions not affecting cash flows for the years ended December 31, 2025, 2024 and 2023 as follows (in thousands):

	Year ended December 31,
	2025	2024	2023
Reclassification of current portion of long-term borrowings with related party	$34,846	$—	$—
Extended long-term borrowings	—	34,014	—
Reassessment right-of-use assets	—	742	—
Reassessment lease liabilities	—	(987)	—
26.2.    The following table presents changes in liabilities arising from financing activities as follows (in thousands):

	Year ended December 31, 2025
	Beginning	Financing Activities	Non-cash depreciation (1)	Non-cash others	Ending
Lease liabilities	$4,672	$(1,268)	$278	$1,071	$4,753
Current potion of borrowings with related party	—	—	—	34,846	34,846
Long-term borrowings with related party	34,014	—	—	(34,014)	—
Total	$38,686	$(1,268)	$278	$1,903	$39,599
(1) Non-cash movements include interest payments classified as operating activities in the statement of cash flows.

	Year ended December 31, 2024
	Beginning	Financing Activities	Non-cash depreciation (1)	Non-cash others	Ending
Lease liabilities	$7,577	$(1,700)	$372	$(1,577)	$4,672
Current potion of borrowings with related party	38,778	—	—	(38,778)	—
Long-term borrowings with related party	—	—	—	34,014	34,014
Total	$46,355	$(1,700)	$372	$(6,341)	$38,686
(1) Non-cash movements include interest payments classified as operating activities in the statement of cash flows.

	Year ended December 31, 2023
	Beginning	Financing Activities	Non-cash depreciation (1)	Non-cash others	Ending
Lease liabilities	$4,675	$(3,255)	$204	$5,953	$7,577
Current potion of borrowings with related party	—	—	—	38,778	38,778
Long-term borrowings with related party	39,454	—	—	(39,454)	—
Total	$44,129	$(3,255)	$204	$5,277	$46,355
(1) Non-cash movements include interest payments classified as operating activities in the statement of cash flows.

27.    Commitments and contingencies
27.1.    Publishing and license agreements
DoubleU Games
We entered into DoubleU Games License Agreement on March 31, 2023 with DoubleU Games pursuant through DDI-US to which DoubleU Games grants us, an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. As of December 31, 2025, we licensed from DUG approximately 50 game titles under the terms of this agreement.
In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games, pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games.
In October 2024, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games.
We, through SuprPlay Limited, also entered into a new game license agreement with DoubleU Games with effect from August 20, 2024. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services Agreement with IGT. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we paid IGT an initial royalty rate of 10% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. Effective January 1, 2019, we amended the agreement to revise the royalty rate for proprietary game asset types to 7.5% of revenue. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the years ended December 31, 2025, 2024 and 2023 totaled $2.3 million, $4.5 million and $5.3 million, respectively, and are recognized as a component of cost of revenue.
27.2.    Legal contingencies
As of the date of this report, in the United States, the Company has several pending lawsuits and arbitrations alleging that its social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. The Company denies the allegations, contends its games are not gambling under the applicable law, contends that the cases suffer from various procedural defects. At this time, the Company is unable to reasonably predict the outcome of these legal proceedings and cannot estimate what impact, if any, the litigation may have on the Company’s consolidated financial statements.
27.3.    Directors and Officers’ indemnification agreement
The Company’s maximum aggregate liability for all loss and expenses on account of any and all requests for indemnity under the Indemnification Agreement or any similar indemnity agreement with any other indemnitee will be $5,000,000 per 12-month period.

27.4.    Other matters
IGT Letter
In March 2025, DDI-US received a letter from IGT (“IGT Letter”) purporting to terminate the Company’s licenses to develop and distribute IGT social casino game titles throughout the United States. The IGT Letter cited the January 2025 public memo issued by the Washington State Gambling Commission (“WSGC”), where the WSGC encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. The Company responded to the IGT Letter in April 2025, disputing the termination, and has not received any subsequent response from IGT to date. While the outcome of this matter is currently uncertain, the Company believes that IGT has no basis to terminate the licenses and that the Company’s distribution of the licensed games is not prohibited under Washington State law.
SuprNation Performance Based Compensation
Contemporaneously with entering into the definitive agreement, the Company also adopted an eighteen-month performance-based incentive plan for certain key employees of SuprNation, under which the key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, which vest over the eighteen-month period. The performance-based incentive plan is contingent upon the achievement of certain revenue and other performance targets by the acquired business and the continued employment of such key employees between 2023 and 2025. Such plan became effective at the closing of the transaction. In August 2024, $4.2 million of the incentive plan was modified to be contingent solely upon continued employment. During the twelve months ended December 31, 2025 and 2024, the Company recognized total expenses of $2.5 million and $6.6 million, respectively, for the performance-based incentive plan. All of the compensation under the plan has been paid as of December 2025.
28.    Related party transactions
28.1.    Related party
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements. We have the following related parties during the years ended December 31, 2025, 2024 and 2023:

Relationship	Company name
Controlling shareholder	DoubleU Games Co., Ltd
Subsidiaries of the controlling shareholder	Paxie Games Oyun ve Yazilim A.S., Wind Games Oyun ve Yazilim A.S., Studio Sky Oyun ve Yazilim A.S., Kite Games Oyun ve Yazilim A.S.
28.2.    Transactions with related party
The following is a summary of expenses charged by DoubleU Games (in thousands):

	Year ended December 31,
	2025	2024	2023
Royalty expense	$1,573	$2,314	$2,565
Other expense	6	6	2

28.3    Account balances with related party
Amounts due to DoubleU Games are as follows (in thousands):

	December 31, 2025	December 31, 2024
Accounts payable and accrued expenses	$1,571	$1,958
Other receivables	6	3
28.4.    Borrowing transactions with related party
Details of our borrowing transactions with DoubleU Games are as follows (in thousands):

	December 31, 2025	December 31, 2024
4.6% Senior notes with related party	$34,846	$34,014
Accrued interest on 4.6% Senior Notes with related party	2,562	936

	Year ended December 31,
	2025	2024	2023
Payments	$—	$9,655	$—
Interest expenses	1,617	1,682	1,762
28.5.    Lease transactions with related party
Details of our lease transaction with DoubleU Games are as follows (in thousands):

	December 31, 2025	December 31, 2024
Right-of-use assets	$1,682	$2,238
Lease liabilities	1,797	2,335

	Year ended December 31,
	2025	2024	2023
Payments	$694	$1,076	$1,384
Interest expenses	94	243	111
28.6.    Key management personnel compensation
The compensation for the key management personnel (registered directors) for the years ended December 31, 2025, 2024 and 2023 is as follows (in thousands):

	Year ended December 31,
	2025	2024	2023
Wages and salaries, incentives	$1,757	$2,273	$2,657
Expenses related to retirement benefits	73	27	91
Total	$1,830	$2,300	$2,748

28.7.    Guarantees received from related party
The payment guarantees provided by DoubleU Games for the benefit of the Company as of December 31, 2025 are as follows:

Beneficiary	Description	Financial Institution	Amount
WHOW Games GmbH	Credit Line Guarantee	Citibank Europe PLC	EUR	120,000.00

29.    Segment information
29.1.    Segment reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, our Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. Total assets and liabilities for each segment are not reported to our Chief Executive Officer. We operate in the following business segments: social casino games and iGaming (in thousands):

	Year ended December 31,
	2025	2024	2023
Revenue:
Social casino games	$298,958	$308,279	$304,602
iGaming	60,980	33,051	4,262
Total Revenue	$359,938	$341,330	$308,864
Advertising expenses:
Social casino games	$28,745	$29,898	$43,300
iGaming	23,187	9,678	1,863
Total advertising expenses	$51,932	$39,576	$45,163
Depreciation and amortization (including right-of-use assets):
Social casino games	$3,972	$1,885	$2,915
iGaming	3,475	3,301	551
Total depreciation and amortization (including right-of-use assets)	$7,447	$5,186	$3,466
Interest income:
Social casino games	$16,259	$15,657	$13,677
iGaming	-	-	-
Total interest income	$16,259	$15,657	$13,677
Interest expense:
Social casino games	$1,896	$2,022	$2,038
iGaming	5	27	-
Total interest expense	$1,901	$2,049	$2,038
Profit before income tax
Social casino games	$155,377	$165,838	$133,116
iGaming	(15,556)	(2,958)	(1,769)
Total profit before income tax	$139,821	$162,880	$131,347
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
The following table presents our revenue disaggregated based on the geographic location of our players (in thousands):

	Year ended December 31,
	2025	2024	2023
U.S.	$242,094	$269,481	$267,721
Canada	19,130	19,592	19,571
United Kingdom	57,896	27,072	5,133
Germany	16,914	950	954
International-other	23,904	24,235	15,485
Total	$359,938	$341,330	$308,864
The following table presents non-current assets by geographic regions (in thousands):

	Year ended December 31,
	2025	2024	2023
Korea	$2,084	$2,479	$5,874
U.S.	416,102	416,835	417,084
Europe	94,165	29,818	34,355
Total (1)	$512,351	$449,132	$457,313
(1) The amounts related to financial assets at fair value through profit or loss and deferred tax assets are excluded.
29.3.    Major external customers
No individual external customer accounted for more than 10% of consolidated revenue for each of the years ended December 31, 2025, 2024 and 2023.
30.    Acquisition
Business Combination – WHOW
On July 14, 2025, the Company completed its acquisition of WHOW Games, a German casino game operator, which is now a direct, wholly-owned subsidiary of DDI-US, for a total cash purchase price was €55.0 million (or approximately $64.3 million). As a transaction separate from the business combination there is a deferred payment of up to €10.0 million (or approximately $6.5 million), relating to a performance-based incentive plan amount to be calculated based on the 24 months following the transaction close date, hereinafter referred to as “Performance-based incentive plan”. The total business combination transaction costs incurred by the Company in connection with the acquisition of WHOW Games, including professional fees, were $0.5 million.
The following table summarizes the allocation of the purchase consideration to the acquisition-date fair value of the assets acquired and liabilities assumed (in thousands):

Ⅰ. Total purchase consideration	$64,302
Ⅱ. Identifiable Assets and liabilities, net	$27,628
Cash and cash equivalents	2,714
Accounts receivable	4,409
Prepaid expenses, and other assets	164
Intangible assets, net	36,205
Property and equipment	255
Right-of-use assets	1,163
Deferred tax assets	188
Other non-current assets	193
Accounts payable and other payables	(3,930)
Income taxes payable	(2,350)
Lease liabilities	(1,232)
Other current liabilities	(498)
Deferred tax liabilities	(9,653)
Ⅲ. Goodwill (Ⅰ-Ⅱ)	$36,674
The above allocation of the purchase price can be subject to change within the measurement period, but no later than one year from the date of the acquisition close.
The income approach was used to determine the fair value of game intellectual property, applying a weighted average cost of capital of 11% and a terminal growth rate of 1%. The useful lives of the intellectual property we acquired from WHOW Games range between 7.7 and 10.2 years. Goodwill represents the excess of the purchase price over the preliminary fair value of identifiable assets acquired and liabilities assumed at the acquisition date and is primarily attributable to the assembled workforce and expected synergies at the time of the acquisition. For tax purposes, no tax-deductible goodwill was generated as a result of this acquisition.
The Company’s consolidated statement of comprehensive income as of December 31, 2025, includes WHOW Games’ revenue of $20.3 million and pre-tax income of $2.3 million for the period from the acquisition date of July 14, 2025 to December 31, 2025. Had WHOW Games been included in the consolidation scope from January 1, 2025, the Company’s consolidated statement of comprehensive income would have reflected estimated revenue of $382.6 million and profit of $103.9 million.